Form 20-F
period 2004-06-30
White Knight Resources Ltd.
filed 2005-01-03
CIK 1298093

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

__

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934 For the fiscal year ended  June 30, 2004

OR

__

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

Commission file number: 000-50880

White Knight Resources Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

#922, 510 West Hastings Street, Vancouver, British Columbia, Canada V6B 1L8

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered

N/A                                   N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

50,029,386

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been

subject to such filing requirements for the past 90 days.   __ Yes  ___  No   N/A X

Indicate by check mark which financial statement item the registrant has elected to follow.        x Item 17    _ Item 18

Index to Exhibits on Page 94

White Knight Resources Ltd.

Form 20-F Annual Report

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

Glossary of Terms

Adit -  A horizontal or nearly horizontal tunnel made for exploration or mining.

Alluvial – Material deposited by the action of running water.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Argulite - A variety of asphaltic sandstone

Basalt - A general term for dark-colored mafic igneous rocks, commonly extrusive but locally intrusive

Breccia - A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Carbonate – A sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite.

Chert - A hard, dense, sedimentary rock, consisting primarily of quartz crystals.

Dolomite - A carbonate sedimentary rock consisting of carbonate and magnesium. Often associated with and interbedded with limestone.

Geophysical Survey - A scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Hematite - An oxide of iron, and one of iron’s most common ore minerals.

Horst – A relatively uplifted rock unit or block that is bounded by faults on its long sides.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Jasperiod - A dense, usually gray, siliceous rock which contains quartz instead of limestone or dolomite.

Magnetotelluric Survey - An electromagnetic survey in which natural electric and magnetic fields are measured.

Pod - A roughly cylindrically-shaped body of ore that decreases at the ends.

Refractory – A type of ore which it is difficult or expensive to treat to release or recover its valuable minerals.

Rhyolite - A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sediments - Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Silification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Siltstone - An indurated silt having the texture and composition of shale but lacking its fine lamination or fissility; a massive mudstone in which the silt predominates over clay.

Part I

Item 1.  Identity of Officers and Directors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
John M. Leask	President, Chief Executive Officer, Director and Chairman	#922, 510 West Hastings Street Vancouver, British Columbia, Canada V6B 1L8

Megan Cameron-Jones	Chief Financial Officer, Corporate Secretary and Director	#922, 510 West Hastings Street Vancouver, British Columbia, Canada V6B 1L8

Brian D. Edgar	Director	#2200, 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3E8

Gordon P. Leask	Director	#922, 510 West Hastings Street Vancouver, British Columbia, Canada V6B IL8

Robert G. Cuffney	Vice President – Exploration	#140, 121 Woodland Avenue Reno, Nevada 89523

The auditors of the Company are Davidson & Company, Chartered Accountants, Suite 1200, 609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1G6.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “White Knight”, “the Company”, “Issuer” and “Registrant” refer collectively to White Knight Resources Ltd., its predecessors, subsidiaries and affiliates.

Selected Financial Data

The selected financial data of the Company for the Years Ended June 30, 2004, 2003 and 2002 were derived from the financial statements of the Company that were audited by Davidson & Company, Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report. The selected financial data of the Company for the Years Ended June 30, 2001 and 2000 was derived from the financial statements of the Company that were audited by Davidson & Company, Chartered Accountants; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain any future earnings for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 14 to the financial statements.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 6/30/04	Year Ended 6/30/03	Year Ended 6/30/02	Year Ended 6/30/01	Year Ended 6/30/00

Revenue	$0	$0	$0	$0	$0
Net Loss	($1,664)	($357)	($1,679)	($642)	($1,234)
Net Loss Per Share	($0.04)	($0.01)	($0.06)	($0.02)	($0.05)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	39,038	28,958	26,577	26,519	26,395
Working Capital	$9,804	($87)	$384	$633	$862
Mineral Properties	$1,754	$1,104	$959	$1,519	$1,886
Deferred Exploration Costs	$733	$506	$407	$911	$932
Long-Term Debt	$0	$0	$0	$0	$0
Shareholders’ Equity	$12,590	$1,677	$1,993	$3,338	$3,981
Total Assets	$12,720	$1,911	$2,133	$3,389	$4,268

US GAAP Net Loss	($2,540)	($601)	($826)	($410)	N/A
US GAAP Loss Per Share	($0.07)	($0.02)	($0.03)	($0.02)	N/A
US GAAP Wtg. Avg. Shares	39,038	28,958	26,577	26,519	N/A
US GAAP Shareholders’ Equity	$10,102	$66	$626	N/A	N/A
US GAAP Mineral Properties	$0	$0	$0	N/A	N/A
US GAAP Deferred Exploration Costs	$0	$0	$0	N/A	N/A
US GAAP Total Assets	$10,232	$300	$766	N/A	N/A

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CAD$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent periods ended December 31st, the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and the range of high and low rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

Canadian Dollar/US Dollar

	Average	High	Low	Close

Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50
Year Ended 12/31/99	$1.48	$1.53	$1.44	$1.44

Three Months Ended 9/30/04	$1.30	$1.34	$1.26	$1.26
Three Months Ended 6/30/04	$1.36	$1.40	$1.31	$1.34
Three Months Ended 3/31/04	$1.33	$1.35	$1.27	$1.31
Three Months Ended 12/31/03	$1.30	$1.35	$1.29	$1.29
Three Months Ended 9/30/03	$1.38	$1.41	$1.34	$1.35
Three Months Ended 6/30/03	$1.39	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.50	$1.58	$1.47	$1.47
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52

November 2004	$1.20	$1.23	$1.18	$1.19
October 2004	$1.25	$1.27	$1.22	$1.22
September 2004	$1.29	$1.31	$1.26	$1.26
August 2004	$1.31	$1.33	$1.30	$1.32
July 2004	$1.32	$1.34	$1.31	$1.33
June 2004	$1.36	$1.38	$1.34	$1.34

The exchange rate was 1.34 on June 30, 2004.

Forward Looking Statements

Certain Statements presented herein are forward-looking statements which may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks.  These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward-looking statements.  These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.

Statement of Capitalization and Indebtedness

Not Applicable

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its non producing resource properties. In particular, the following risk factors apply:

Risks Associated with Resource Exploration

The Company is Involved in the Resource Industry which is Highly Speculative and has Certain Inherent Exploration Risks which Could have an Negative Effect on the Company

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover resource deposits but from finding resource deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of resources acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of refining facilities, resource markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals or oil and gas, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

All of the Company’s Resource Properties are at the Exploration Stage and all of the Company’s Exploration Expenditures May Be Lost

The Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. Resource Exploration is highly risky, and most exploration properties do not contain any economic deposits of minerals. If a property is determined to not contain any economic reserves of minerals, the entire amount spent on exploration will be lost.

The Company Has No Known Reserves and No Economic Reserves May Exist on Its Properties

Despite exploration work on its mineral claims, no known bodies of commercial ore have been established on any of the Company’s resource properties. Finding resource deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  Even in the event commercial quantities of resources are discovered, the exploration properties might not be brought into a state of commercial production. The commercial viability of a resource deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as commodity prices.  Most of these factors are beyond the control of the entity conducting such resource exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.  Even if the Company’s properties are brought into production, operations my not be profitable.

The Company Has Not Surveyed All of Its Mineral Properties and the Company Could Lose Title to Its Properties

The Company has only done a preliminary legal survey of the boundaries of some of these properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. The Company has not obtained formal title reports on any of its properties and title may be in doubt.  If title is disputed, the Company will have to defend its ownership through the courts.  In the event of an adverse judgment, the Company would lose its property rights.

The Resource Industry is Highly Competitive

The Company will be required to compete in the future directly with other corporations that may have greater resources.  Such corporations could outbid the Company for potential projects or produce commodities at lower costs, which would have a negative effect on the Company’s operations.

Mineral Operations are Subject to Market Forces Outside of the Company’s Control

The marketability of resources is affected by numerous factors beyond the control of the entity involved in their production and processing.  These factors include market fluctuations, government regulations relating to prices, taxes royalties, allowable production, import, exports and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company is Subject to Substantial Government Regulatory Requirements

The Company’s exploration operations are affected to varying degrees by government regulations relating to resource operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property.  Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

On the Federal and State of Nevada level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. The Company has posted bonds with various government bodies for exploration work on several of its properties, but if the reclamation requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative effect upon the Company’s financial position and operations.

The Company is Subject to Substantial Environmental Requirements

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions.  The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require obtaining permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, area providing for habitat for certain species or other protected areas.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

Financing Risks

The Company is Likely to Require Additional Financing which Could Result in Substantial Dilution to Existing Shareholders

The Company, while engaged in the business of exploiting resource properties, has sufficient funds to undertake its planned current exploration projects.  However, future exploration will require additional funds. The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s resource properties, as well as the possible loss of such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

The Company Has a History of Net Losses and The Company is Considered to be a “Going Concern”.

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  The Company is considered to be a going concern as the Company’s ability to meet its liabilities as they come due and to continue operations is dependant upon its ability to raise adequate financing. The Company will require significant additional funding to meet its business objectives.

The Company has a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

Risks Relating to an Investment in the Securities of the Company

The Market for the Company’s Stock has Been Subject to Volume and Price Volatility which Could Negatively Effect a Shareholder’s Ability to Buy or Sell the Company’s Shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (ie, gold exploration/commodity prices/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the shares of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The Company has a Dependence Upon Key Management Employees, the Absence of Which Would Have a Negative Effect on the Company’s Operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including President, Chief Executive Officer, Director and Chairman John M. Leask. There is little possibility that this dependence will decrease in the near term. The Company does not maintain any “Key Man” life insurance. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

Certain Officers and Directors May Have Conflicts of Interest

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  While the Company was engaged in the business of exploiting mineral properties, such associations may have given rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company Could be Deemed a Passive Foreign Investment Company Which Could have Negative Consequences for U.S. Investors

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S.  taxpayers  generally  will be required to treat any so-called  "excess distribution"  received  on its  common  shares,  or any  gain  realized  upon a disposition of common shares,  as ordinary  income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market  election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against The Company or Its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in Canada under the laws of British Columbia. Most of the Company’s directors and officers are residents of Canada and certain of the Company’s assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws..  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the United States laws. The Company also has indemnity agreements with all of its Officers and Directors which would likely cause further difficulty in the enforcement of any judgment against those persons and the Company maintains no liability insurance for its Officers and Directors.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the Company’s shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company’s executive office is located at:

Suite 922, 510 West Hastings Street,

Vancouver, British Columbia Canada V6B 1L8

Telephone: (604) 681-4462

Facsimile: (604) 681-0180

E-Mail: info@whiteknightres.com

Website: www.whiteknightres.com

The Contact person in Vancouver is John Leask, President, Chief Executive Officer, Director and Chairman.

The Company currently leases its executive offices in Vancouver. The office consists of approximately 2,309 square feet of space by sub-lease for a 5-year lease running until June 30, 2008. The terms of the lease were amended in 2004 and currently call for payments of CAD$1,750 per month through June 30, 2005; CAD$1,800 per month from July 1, 2005 until June 30, 2007; and CAD$1,875 per month from July 1, 2007 until June 30, 2008. The Company has the option to renew the lease for a further 5 years based on prevailing market rental prices. The premises are considered adequate for the Company’s needs for the foreseeable future.

The Company also leases Office/Warehouse space in Reno, Nevada for use as its exploration offices. The Company leases approximately 2,640 square feet of floor space. The lease was amended in 2004 and runs through March 31, 2007. The terms call for monthly payments of US$1,584 per month until June 30, 2005, and US$1,713 per month until March 31, 2007. The Company has the option to renew the lease for a further two years at monthly payments of US$1,781 per month from April 1, 2007 until March 31, 2008, and payments of US$1,852 per month from April 1, 2008 until March 31, 2009.

The Company's fiscal year ends June 30th.

The Company's common shares trade on the TSX Venture Exchange under the symbol "WKR".

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of June 30, 2004, the end of the most recent fiscal year, there were 50,029,386 common shares issued and outstanding.

Corporate Background

The Company was incorporated under the Company Act of British Columbia under the name White Knight Resources Ltd. on December 18, 1986. The Company's articles were amended on January 31, 1995 to increase the authorized share capital from 10,000,000 common shares to 100,000,000 common shares without par value.

The Company currently has 3 subsidiaries as follows:

Name of Subsidiary	Date of Incorporation	Jurisdiction of Incorporation

CUN Minerals, Inc.	June 28, 1988	Nevada
White Knight Gold (U.S.) Inc.	May 28, 1996	Delaware
Quito Gold Corporation	August 22, 1997	Nevada

The Company owns 100% of all its subsidiaries.

Currently, the Company maintains its head office in Canada and conducts all of its mineral exploration operations in the United States.

History and Development of the Business

The Company was incorporated under the Company Act of British Columbia on December 18, 1986. Since inception, the Company has been active in the mineral exploration sector. From 1986 to 1993, the Company explored various properties in British Columbia and the Northwest Territories, Canada. In 1993, the Company began to acquire gold exploration properties in Nevada and has focused solely on exploration of properties in Nevada since that time.

On May 26, 1997, the Company granted Chapleau Resources Ltd. (“Chapleau”) an option to earn an interest in the Company’s Indian Ranch property by making payments totaling US$400,000 and incurring exploration expenditures of US$1,500,000. This agreement was amended in June 2001.  Chapleau has earned a 25% interest in the property.

During Fiscal 2002, the Company acquired the Slaven Canyon, Gold Bar Horst, Cottonwood, Hunter and Cabin Creek properties by staking and leasing. It also terminated its option agreement on the Sheep Corral property and its lease agreements on the Afgan and Quito properties and dropped the MGM property.

In June 2002, the Company completed a private placement of 1,764,706 common share units at a price of CAD$0.17 per unit for gross proceeds of CAD$300,000. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of CAD$0.25 until June 27, 2004. The Company intends to use the proceeds for exploration of its Nevada mineral properties and for general working capital.

During Fiscal 2003, the Company acquired additional land contiguous to its Slaven Canyon project and acquired the Gold Pick, Celt and McClusky Pass properties through staking or leasing.

On March 26, 2003, the Company and its partner, Chapleau, signed an option-joint venture agreement with Placer Dome (U.S.) Inc. (“Placer”), where Placer can earn an initial 60% interest in the Indian Ranch property by paying the Company US$55,000 and incurring a total of US$2,000,000 in exploration expenditures by March 25, 2007. Upon earning a 60% interest, Placer can earn a further 15% interest from the partners by financing a feasibility study on the property.

In October 2003, the Company closed a private placement of 2,500,000 common share units at a price of CAD$0.40 per unit for gross proceeds of CAD$1,000,000. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of CAD$0.60 until October 24, 2005. The warrants have an accelerated exercise period whereupon if certain conditions are met, the exercise period would be shortened. In July 2004 the Company announced that the conditions had been met and the warrant’s expiration date was changed to August 3, 2004. The Company intends to use the proceeds for exploration of its Nevada mineral properties and for general working capital.

During Fiscal 2004, the Company acquired additional exploration properties in Nevada, including the Fye Canyon, Pat Canyon, Tonkin Summit, Benmark and Goldstone properties.

In February 2004, the Company closed a private placement of 7,764,704 common share units at a price of CAD$0.85 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of CAD$1.25 per share, 7,719,998 until July 29, 2005 and 588,235 until August 3, 2005. Gross proceeds from the placement were CAD$6,600,000, which the Company intends to use for exploration of its Nevada mineral properties and general working capital.

In June 2004, the Company closed the private placement of 2,222,222 common share units at a price of CAD$0.90 per unit. The buyer of the entire placement was Kinross Gold Corporation. Each unit consisted of one common share and one-half of a common share purchase warrant, with each full warrant exercisable into one common share at a price of CAD$1.25 until July 25, 2005. GMP Securities was paid an advisory fee consisting of a cash payment of $100,000, which represents 5% of the gross proceeds of the financing, as well as being issued 155,555 common share purchase warrants with the same conditions as the unit warrants. Gross proceeds from the placement were CAD$2,000,000 which the Company intends to use for exploration of its Nevada mineral properties.

In September 2004, the Company signed two separate option agreements with Consolidated Odyssey Exploration Inc. (“Odyssey”) whereupon Odyssey may earn an initial 50% interest in the Company’s New Pass and Squaw Creek gold exploration properties. To earn a 50% interest in a property, each agreement requires Odyssey to make cash payments to the Company of US$500,000, issue 500,000 of its common shares and provide US$2,000,000 in exploration expenditures, all over a four-year period. Upon earning a 50% in a property, Odyssey may earn an additional 10% interest in that property by financing the completion of a feasibility study. A finder’s fee of $20,000 on each property, payable in either cash or common shares, will be paid jointly by the Company and Odyssey.

In October 2004, the Company entered into a Financing and Property Acquisition Agreement with Teck Cominco American Incorporated (“TCAI”), a subsidiary of Teck Cominco Ltd. Under the agreement, Teck would subscribe for a private placement of 1,500,000 common stock units at a price of CAD$1.58 per unit for total proceeds of CAD$2,370,000. Each unit consists of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of CAD$2.50 until December 20, 2005. The placement closed in December 2004. The agreement also granted TCAI an option to earn an initial 51% interest in the Company’s Fye property by making cash payments to the Company totaling US$750,000 and providing exploration expenditures of US$4,000,000 in annual increments prior to December 31, 2008. Upon TCAI earning a 51% interest in the property, TCAI and the Company will form a joint-venture on the property. When the joint-venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have the one-time option to elect to earn an additional 9% interest (for 60% total) in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company's share of the capital costs required to develop the Fye property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company's election TCAI shall also arrange or provide the Company's share of equity financing on a subordinate loan basis with an interest rate of the London Interbank Offered Rate (“LIBOR”) plus 4%. The agreement also grants TCAI the right to elect to enter into an option agreement to earn an interest in the Company's Celt property on the same terms as the Fye property. The Company has received TCAI's election to enter into such agreement concerning the Celt property.

Business Overview

All of the Company’s mineral exploration operations are located in the State of Nevada, United States. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable mineral deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

Operations are not seasonal as the Company can conduct exploration on all of its properties year-round. To date, the Company’s revenue has been limited to interest on its cash balances and therefore it is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon mineral exploration and mining rights and claims as well as the terms of option and/or joint venture agreements on those properties. Please see the individual property descriptions below for the details of each of the Company’s exploration projects.

The exploration operations of the Company are subject to regulation by several government agencies at the Federal, State, and local levels. These regulations are well documented and a fundamental aspect of operations for any resource company in North America. Management believes it is in compliance with all current requirements and does not anticipate any significant changes to these regulations which will have a material effect on the Company’s operations.

Mineral Properties

The Company currently operates in the mineral exploration sector. All of the Company’s properties are located in the State of Nevada and are at the exploration stage.

SQUAW CREEK
Independence Trend
Getchell Trend
Lovelock-Austin Trend
Carlin Trend
SLAVEN CANYON
INDIAN RANCH
TONKIN SUMMIT
FYE CANYON
PAT CANYON
NEW PASS
COTTONWOOD
GOLD PICK
CABIN CREEK
BENMARK
GOLSTONE
HUNTER
McCLUSKY PASS
CELT
GOLD BAR HORST NORTH
GOLD BAR HORST SOUTH
CORTEZ TREND
Winnemucca
Battle Mountain
Elko
Carlin
Eureka
RENO
CARSON CITY
Tonopah
LAS VEGAS
OREGON
NEVADA
IDAHO
CALIFORNIA
UTAH
ARIZ.
White Knight Resources Ltd.
SYMBOL LEGEND
White Knight Property
Gold Trend
City/Town
Miles 0 50 100
Kilometers 0 50 100
Nevada base modified after
MapInfo ver.4.0, ©1992-1995 MapInfo Corp., Troy, New York, http://www.mapinfo.com
Property_Locations_NV.cdr

Location Map

NEVADA GOLD PROPERTIES

23 June 2004

The Company’s individual exploration properties are described below.

Indian Ranch Property

The Indian Ranch Property is located in Eureka County, Nevada and consists of 544 claims totaling 10,880 acres. The Company currently has a 75% leasehold interest in the property; However, the Company’s interest is subject to an option agreement with Placer Dome whereupon Placer can earn up to a 75% interest (thus reducing the Company’s interest to 18.75%) in the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

4,432,000N
4,430,000N
4,428,000N
4,426,000N
4,424,000N
4,422,000N
546,000E
548,000E
550,000E
552,000E
MOUNTAINS
Rocky Hills
PARK
SIMPSON
Geyser Creek
White Rock Spring
INDIAN RANCH
Indian Creek
Indian Spring
Creek
Denay
N
2155
2270
2000
2250
36
1

NOTES:
Topographic backdrop from
US Geological Survey
1:100,000 mapping
Projection: UTM zone 11
Datum: NAD83

White Knight Resources claim

02 July 2004

WHITE KNIGHT RESOURCES Ltd.

INDIAN RANCH Project

500 250 0 500 1000 1500 2000 meters

Scale 1 : 50,000

How Acquired

The Company entered into an option agreement dated February 10, 1994 with the Damele Family (“the vendor”) on the property. The agreement was later amended through 5 separate amendments with the vendor.  Under the agreement and its amendments, the Company earned a 100% leasehold interest in the property by issuing to the vendor 100,000 common shares and an annual work commitment of 5,000 feet of drilling. The drill commitment was waived for the year ended February 10, 1996 in consideration of a US$15,000 cash payment. Additionally, the original NSR held by the vendor was amended for consideration of a US$15,000 cash payment; Currently, the vendor retains a 6% NSR, but the Company may reduce the NSR to 3% in consideration of a US$500,000 payment. The Company’s lease on the property extends through February 10, 2014 or for so thereafter as exploration, development or mining activity is being conducted on the property on a continuous annual basis.  The drilling requirement for the period from February 10, 2003 to February 10, 2004 was reduced by amendment to 2,500 feet, and if the number of feet drilled in any annual period exceeds the 5,000 requirement, the additional footage may be applied to the requirement for any future annual requirement. The Company has met all the required terms under the agreement to date.

Under an agreement with Chapleau dated May 26, 1997 and amended June 18, 2001, the Company granted Chapleau the right to earn an interest in the property by making payments to the Company totaling US$400,000 and incurring exploration expenditures of US$1,500,000. On June 25, 2001, Chapleau vested a 25% interest in the property, thus reducing the Company’s interest to 75%.

Under an agreement dated March 26, 2003 between the Company, Chapleau and Placer, the Company and Chapleau granted Placer the right to earn an initial 60% interest in the property by paying US$55,000 and incurring a minimum of US$2,000,000 in work expenditures over a four-year period under the following schedule:

Expenditure Due Date	Minimum Work Expenditures (US$)

March 25, 2004	$100,000
March 25, 2005	$300,000
March 25, 2006	$600,000
March 25, 2007	$1,000,000
Total	$2,000,000

Upon vesting its initial 60% interest, Placer can elect to earn an extra 15% by financing a feasibility study on the property.

Location and Access

The property is located on the Cortez trend in Eureka County, Nevada. It lies approximately 38 miles northwest of the town of Eureka. Access to the property is via paved highway to maintained roads. The south and central portions of the property are crossed by unimproved dirt roads, while new roads are planned to provide drilling access to the northern portion.

Regional and Property Geology

The property is located on the Cortez Trend. Lower Plate Paleozoic sediments (“the Indian Ranch window”) underlies shallow volcanic and alluvial cover on much of the central and eastern portions of the property. Lower Plate carbonate rocks are not exposed at the surface, but drilling and mapping thus far indicate that about 10 square miles of the property is underlain by Lower Plate Paleozoic carbonate rocks of the Roberts Mountains Formation, Rabbit Hill Limestone, Nevada Group, or underlying dolomites of the Hanson Creek Formation. This covered window of Lower Plate rocks is present in the form of several uplifted or horsted blocks. Roberts Mountains Formation rocks occur in the window and have been intersected in drill holes within 35 feet of the surface. Hydrothermal alteration is present over large areas of the property, and thick (up to 600 feet or more) zones of intense alteration in the form of silicification, decalcification (sanding), and argillization are present, as well as amorphous carbon or fine-grained sulfides. Anomalous gold and associated hydrothermal alteration is present across Indian Ranch in both Upper and Lower Plate rocks.

Previous Exploration History

Prior to the Company’s acquisition of its interest in the property, Northern Dynasty Exploration Ltd. (“Northern Dynasty”) explored the property in 1987. Northern Dynasty prepared a preliminary geologic map and drilled 4 holes totaling 1,130 feet. Hycroft Resources and Development Corporation then acquired the property and drilled 90 additional holes from 1988 to 1990 to an average depth of 114 feet. After the Company acquired Indian Ranch in 1994, exploration was conducted by Delta Gold Mining Corp. (“Delta Gold”) under an earn-in joint venture agreement on a combined land package comprised of the Indian Ranch and Imperial properties. Delta Gold completed an IP survey, a CSAMT survey, and drilled 10 holes to an average depth of 501 feet. This drilling resulted in the discovery of an 80 foot wide zone of gold mineralization averaging 0.012 oz/ton gold. Delta Gold also intersected a higher-grade zone of 10 feet averaging 0.22 oz/ton gold. Delta Gold subsequently terminated the agreement. Under the Chapleau option agreement, 20 holes were drilled during 1997, twelve holes were drilled in 1998, 4 holes were drilled in 1999, and eleven holes were drilled in 2000 for a total of 45,100 feet in 47 holes. During 1999, a detailed gravity survey and a soil sampling grid program were also completed. Exploration expenditures under the Chapleau Option Agreement totaled US$1,500,000.

In 2001, Kennecott Exploration Company (“Kennecott”) entered an option agreement with the Company and Chapleau. Kennecott drilled 11 reverse circulation holes which intersected low-grade gold mineralization 3 miles south of the previously identified gold zones. Kennecott expended US$531,100 on the property before dropping its option.

Current and Planned Exploration

After signing the option agreement in 2003, Placer conducted a two-hole, 2,500 meter drill program designed to meet the requirements of the underlying lease agreement. In the interest of time, these holes were drilled into secondary targets which had been previously permitted by the Company. One hole returned anomalous gold from the Hanson Creek Formation. A second hole did not intersect gold mineralization.

Subsequent to its 2-hole drill program, Placer conducted geological, geochemical and geophysical surveys designed to test for possible Carlin-style mineralization. In September 2004, Placer commenced drilling an initial 6 holes totaling 2,000 meters with a further 4 holes totaling 1,000 meters planned once archaeological clearance is received.

Slaven Canyon Property

The Slaven Canyon property is located in Lander County, Nevada, and totals 6,192 acres. The Company has a 100% interest in 5,160 acres of the property and has a lease on the remaining 1,032 acres, which are subject to NSR royalties. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

4,486,000N
4,484,000N
4,482,000N
4,480,000N
4,478,000N
4,476,000N
518,000E
520,000E
522,000E
524,000E
526,000E
N
Springs
Slaven Canyon
Open Pit Mine
Barge Mine
Canyon
Open Pit Mine
Open Pit Mine
SLAVEN CANYON
Open Pit Mine
Spring
Open Pit Mine
1750
2250

NOTES:
Topographic backdrop from US Geological Survey 1:100,000 mapping
Projection: UTM zone 11
Datum: NAD83

White Knight Resources claim

02 July 2004

WHITE KNIGHT RESOURCES Ltd.

SLAVEN CANYON Project

500 250 0 500 1000 1500 2000 meters

Scale 1 : 50,000

How Acquired

Since September 2001, the Company has staked 258 unpatented mining claims of 5,160 acres (the “Gordo Claims”).  Since Fiscal 2003, the Company signed lease agreements over 1,032 acres adjacent to the Company’s staked claims. The leases call for the payment of approximately US$24,800 on signing and escalating lease payments thereafter. The owners retain net smelter returns ranging from ½ percent to 3 ½ % with a buydown to 1% for US$1,500,000.  Annual holding costs for the property are estimated to be US$67,518, which includes US$33,071 for the lease payments and US$34,443 in Federal and County fees.

Location and Access

The property is located in the Northern Shoshone Range, Lander County, Nevada, approximately 14 miles southeast of Battle Mountain. The property is traversed by numerous unimproved dirt roads traveling south from Battle Mountain.

Regional and Property Geology

Rock units on the property are dominated by chert, siltstone and limestone of the Ordovician Vinini Formation and Devonian Slaven Chert, both units of the Upper Plate Roberts Mountains Allochthon. These units are overlain on the east by Miocene basalt of the Northern Nevada Rift. Major northeast trending faults cut through the area and are believed to be a regional control to the localization of gold mineralization.

Previous operators of the Gordo claims have defined a pod of gold mineralization (currently uneconomic) which measures about 2,400 feet east-west by 300-500 feet north-south. The resource is shallow, mostly oxide, shallowly dipping tabular body hosted in Upper Plate siliclastic rocks. Gold mineralization is probably controlled by a shallow angle thrust fault. Alteration is dominantly argillization and sanding. The mineralization is open on the east and west end and to some degree down dip. A second area of gold mineralization occurs on the northern portion of the claims.

Previous Exploration History

After the discovery of gold-bearing breccia outcrops, Resource Associates of Alaska (“RAA”) staked claims at Slaven Canyon in 1984. RAA conducted geologic mapping, rock and soil sampling, and trenching from 1984 to 1987. Nerco Exploration Company (“Nerco”) acquired RAA in 1988 and Alta Gold Company (“Alta”) joint-ventured the claims with Nerco later that year. Alta began an aggressive drilling program and completed 59 shallow holes in 1988. An additional eight holes were drilled in 1989. Cyanide-shake metallurgical tests were conducted in 1990, followed by the drilling of 17 holes in 1991. Uranerz Exploration and Mining Limied (“Uranerz”) leased the property in 1991 and completed a 57-hole drilling program in 1992. Bottle-roll tests were completed in 1993 after which a resource estimation was completed. Cameco acquired Uranerz in 1994 and terminated the lease. Cyprus Minerals Corp. (“Cyprus”) leased the claims from Alta Gold later that year and drilled nine holes in the northwest part of the property before terminating the lease in 1995. Following Cyprus' withdrawal, Alta Gold retained the claims from 1996 through 1999 but performed no further work on the property. Alta Gold filed for bankruptcy in 2000 and relinquished the claims shortly thereafter.

Current and Future Exploration

The primary exploration target on the property is a deep Carlin-style gold mineralization hosted in Lower Plate carbonate rocks. Depth to the Lower Plate is unknown and no deep drilling has ever been conducted on the property. Most holes in the resource area are between 200 feet to 300 feet deep with the deepest being 700 feet.

In spring 2004, the Company commenced a geophysical program of gravity and audio magnetotelluric surveys. In August 2004, the Company began a drill program of 10 holes totaling 10,000 feet designed to follow-up possible deeper targets in lower-plate sediments.

South Cabin Creek Property

The South Cabin Creek property is located in Eureka County, Nevada, and consists of 30 unpatented mining claims totaling approximately 600 acres. The Company has a 100% interest in the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

ROBERTS
Roberts
Creek
CABIN
CREEK
Springs
2250
2500
2000
N
4,410,000N
4,408,000N
4,406,000N
4,404,000N
4,402,000N
4,400,000N
556,000E
558,000E
560,000E
562,000E

NOTES:
Topographic backdrop from
US Geological Survey
1:100,000 mapping
Projection: UTM zone 11
Datum: NAD83

WHITE KNIGHT RESOURCES Ltd.

CABIN CREEK Project

500 250 0 500 1000 1500 2000 meters

Scale 1 : 50,000

White Knight Resources claim

02 July 2004

How Acquired

The Company acquired the claims that make up the South Cabin Creek property by way of staking in October 2001.

Annual holding costs for the property are estimated at US$4,005 for Federal and County fees.

Location and Access

The South Cabin Creek project is located about ¾ mile east of the past-producing Gold Pick Mine, approximately 30 miles northwest of the town of Eureka, Nevada. Access is via county maintained roads and then along all-weather dirt roads.

Regional and Property Geology

The property lies along the Cortez Trend in North-Central Nevada. The claims are underlain by an east-dipping fault-repeated section of Silurian Lone Mountain Dolomite overlain by Devonian McColley Canyon Formation and Denay Formation. The claims lie near the Devonian dolomite line, a major facies boundary controlled by regional Paleozoic-age structure along the continental margin. A small portion of the previously defined, but non-economic, Cabin Creek oxide gold deposit extends onto the property. Mineralization at Cabin Creek consists of two ore pods aligned in a NW-SE direction.

Previous Exploration History

The area containing the property was explored by a number of companies from 1982 to 1992. Exxon Coal and Minerals Company(“Exxon”) geologists first discovered gold-bearing jasperoid rocks in the Cabin Creek area in 1982, and drilled the first mineralized holes on the property. After Exxon relinquished the claims, Nerco staked claims which include the current property in 1982. American Copper and Nickel Company (“ACNC”) leased the property and drilled the discovery hole at Cabin Creek oxide gold deposit adjacent to the Company’s current property, which was later further defined by Phelps Dodge Corporation (“Phelps Dodge”) and Atlas Precious Metals (“Atlas”). Atlas also drilled holes to the south and discovered the South Cabin Creek mineralization.  From  1997 to 1998, Barrick Gold Corporation (“Barrick”) leased the claims but conducted no work. American Bonanza Gold Mining Corp. (“American Bonanza”) leased the claims in 1999, but conducted no work before relinquishing the claims in September 2001.

Current Project Status and Planned Work

Due to the location and extension of a portion of the Cabin Creek oxide deposit onto the Company’s property, exploration targets include potential high-grade mineralization along the projection of the high-grade feeder structure, shallow small to moderate pods of mineralization in the South Cabin Creek zone, and possible Carlin-type deposits concealed beneath gravel and volcanic cover along the major north-northwest trending fault zone (main controlling structure) to the east of the Cabin Creek deposit.

The Company is currently seeking a joint-venture partner to fund and conduct exploration on the property.

Celt Property

The Celt property is located in Eureka County, Nevada, and consists of 397 unpatented mining claims totaling 7,940 acres. The Company has a 100% interest in the property; however, an agreement with Teck Cominco American Incorporated (“TCAI”) for an option to earn an initial 51% interest in the property is currently being finalized. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

4,416,000N
4,414,000N
4,412,000N
4,410,000N
4,408,000N
4,406,000N
4,404,000N
4,402,000N
4,400,000N
4,398,000N
4,396,000N
540,000E
542,000E
544,000E
546,000E
548,000E
550,000E
552,000E
554,000E
556,000E
N
CELT
McClusky Pass
Tonkin Summit
Tonkin Spring
Granite Spring
Jack Spring
Cottonwood
Horse Canyon
Horse Creek
Cottis
Cottis Creek
Creek
Spring
2250
2500
2000
1920

NOTES:
Topographic backdrop from
US Geological Survey
1:100,000 mapping
Projection: UTM zone 11
Datum: NAD83

White Knight Resources claim

02 July 2004

WHITE KNIGHT RESOURCES Ltd.

CELT Project

1000 500 0 1000 2000 3000 4000 meters

Scale 1 : 100,000

How Acquired

The Company staked the 134 unpatented claims located on Bureau of Land Management land in September 2003, and staked an additional 263 unpatented claims in 2004.

Annual holding costs for the property are estimated at US$80,767 for Federal and County fees.

Location and Access

The property lies along the southern portion of the Cortez Trend in North-Central Nevada. It is situated along the western edge of the Roberts Mountains. Access is by a network of all –weather roads.

Regional and Property Geology

The property lies over the Ordovician Vinini Formation which is dominantly chert and shale, but includes some limestone and greenstone units. The property follows more than four miles of strike length of a north-northwest trending fault zone where anomalous gold and pathfinder elements occur. The property was staked to cover the gravel-covered area to the west of the fault.

Previous Exploration History

Gold was discovered in jasperoids along the eastern edge of the property in 1972 which lead to prospecting and the staking of blocks of claims between 1972 and 1978. After the discovery of the nearby Gold Bar deposit in 1984, Atlas staked the entire area, but the property was not drilled. Cordex Syndicate (“Cordex”) leased Atlas' claims in the area in 1994. Cordex conducted geologic mapping and grid rock and soil sampling, and one exploration hole of less than 600 feet was drilled along the range front on the property.

Current and Planned Exploration

Previous exploration in the area evaluated outcropping alteration and geochemical anomalies in the footwall of the major fault zone in search of shallow ore deposits. The Celt property straddles the range front and covers the gravel-covered hanging-wall of the fault zone.

The Company has purchased an extensive data package from Atlas. This data is being compiled and evaluated in order to design a program of geophysical surveying followed by drilling to explore the property. Exploration is expected to search for potential Carlin-type gold mineralization beneath the Quaternary gravels overlaying the property.

During calendar 2004, the Company has conducted widely-spaced gravity and magnetotelluric surveys. If the option agreement with TCAI on the property is finalized, TCAI will be required to provide US$4,000,000 for exploration expenditures on the property before December 31, 2008 in order to earn an initial 51% interest. Future exploration is expected to follow-up the survey information and the data purchased from Atlas.

Cottonwood Property

The Cottonwood Property is located in Eureka County, Nevada, and consists of 62 claims totaling 1,240 acres. The Company currently has a 100% interest in 56 claims and has an option to purchase 100% interest in the other 6 claims. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

4,410,000N
4,408,000N
4,406,000N
4,404,000N
4,402,000N
550,000E
552,000E
554,000E
556,000E
558,000E
COTTONWOOD
Springs
2250
2405
N

NOTES:
Topographic backdrop from
US Geological Survey
1:100,000 mapping
Projection: UTM zone 11
Datum: NAD83

WHITE KNIGHT RESOURCES Ltd.

COTTONWOOD Project

White Knight Resources claim

500 250 0 500 1000 1500 2000 meters

Scale 1 : 50,000

02 July 2004

How Acquired

The Company began staking of 56 unpatented mining claims in October, 2001. Under an agreement dated February 1, 2002, the Company entered into an option agreement with Gregory McN. French (the “Vendor”) to lease 6 adjacent mining claims known as the Jam Claims. Under the agreement, the Company is required make cash payments and issue common shares to the vendor under the following schedule:

Payment Due Date	Cash Option Payments (US Dollars)	Common Share Issuances

Initial Payment	$1,000 (paid)	None
February 1, 2003	$1,000 (paid)	20,000 (issued)
February 1, 2004	$2,000 (paid)	20,000 (issued)
February 1, 2005	$2,000	20,000
February 1, 2006	$3,000	20,000
February 1, 2007 and each year thereafter	$5,000	None

The vendor also retains a NSR on the Jam Claims which varies by ounces produced and the price of gold. On production greater than 50,000 but less than 150,000, the NSR is 4%. For production of less than 50,000 ounces and greater than 150,000 ounces, the NSR varies from between 1% to 2%, depending upon the price of gold. The vendor also retains a 1.5% NSR on minerals other than gold. The Company has the option to acquire the NSR and purchase the Jam Claims from the vendor for US$50,000 at any time before the 10th anniversary date of the lease. The vendor is an arms-length party to the Company.

Annual holding costs for the property are estimated to be US$9,345 for Federal and County fees in addition to the lease payments listed above.

Location and Access

The property is located at the headwaters of Cottonwood Creek in the central Roberts Mountains, approximately 30 miles northwest of the town of Eureka, Nevada. Access is by a network of improved all-weather roads.

Regional and Property Geology

The property lies on the Cortez trend and encompasses a major North-Northwest trending window-bounding fault where it is intersected by a West-Northwest trending belt of mineralization which crosses the Roberts Mountains. The fault places a block of thick Ordovician Vinini Formation on the west in juxtaposition with Lower Plate Devonian carbonates on the east. Gold bearing jasperoid is developed on the southeast extension of this window bounding fault.

Several areas of gold mineralization have been identified by previous exploration on the property, including the non-economic Pot Canyon gold deposit which remains open in two directions, the South French Trail zone and the Wall prospect.

Previous Exploration History

Barite occurrences in the area were prospected in the late 1970's and in 1980, N.L Baroid Division of N.L. Industries, Inc. (“N.L. Baroid”) located claims for barite in the central Cottonwood area. Prospecting during the gold boom of the early 1980's led to claim groups being located by Chevron Resources Company (“Chevron”) in 1980 and by Mapco Minerals Corporation (“Mapco”)/Nerco in 1983 in the northern and southern parts of the Cottonwood area respectively. Chevron's claims lapsed in 1983 and were restaked by Nerco. ACNC and Phelps Dodge later leased and explored the claims staked by N.L. Baroid and Nerco. N.L. Baroid discovered the Pot Canyon gold zone in 1985. The property was acquired by Phelps Dodge in 1986 who continued to explore the property through 1990 until Atlas acquired their holdings in 1991. Atlas acquired the Nerco claims in 1990. The French Trail and South French Trail mineralized zones were drilled by Atlas in 1993.

Cordex leased the northern part of the Cottonwood area in 1995 and drilled a few holes. In 1997, Barrick leased most of Atlas' claims in the area. Barrick drilled eight fairly deep holes in 1998 and intersected gold mineralization at the Wall prospect. Atlas' claims were leased by Vengold (American Bonanza) in 1999 after Barrick terminated its lease but conducted no work before relinquishing the property.

Current and Planned Exploration

Drilling on the property by previous operators identified several gold zones, but little follow-up work was ever conducted. The Pot Canyon deposit remains open in two directions, and gold mineralization discovered by drilling the South French Trail and Wall prospect were never followed-up. The property’s geology also suggests that exploration for a Carlin-type deposit is also an important objective for the property. Currently, the Company is seeking a joint-venture partner to explore the property.

Fye Canyon Property

The Fye Canyon property is located in Eureka County, Nevada. The property comprises 345 unpatented lode claims on 6,900 acres. The Company currently has a 100% interest in the property, although TCAI has an option to earn an initial 51% interest in the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

N
4,434,000N
4,432,000N
4,430,000N
4,428,000N
4,426,000N
536,000E
538,000E
540,000E
542,000E
Garden Gate
Pass
1789
Dugout
Spring
FYE
CANYON
Corral
Spring
Willow
Spring
Rye Patch
Spring
Canyon
1750
2000
21
36
LANDER CO
EUREKA CO
4WD

NOTES:
Topographic backdrop from
US Geological Survey
1:100,000 mapping
Projection: UTM zone 11
Datum: NAD83

White Knight Resources claim

02 July 2004

WHITE KNIGHT RESOURCES Ltd.

FYE CANYON Project

500 250 0 500 1000 1500 2000 meters

Scale 1 : 50,000

How Acquired

The Company staked 231 unpatented mining claims after acquiring 114 claims upon the execution of a mining lease agreement. Under the terms of the agreement, the Company must pay annual advance royalty payments starting at US$5,000 upon execution, and increasing by US$5,000 per year to a maximum of US$50,000 per year. The Company must expend a minimum of US$20,000 on exploration work on the property per year. The vendor retains a 2% NSR payable on production up to US$1,000,000 after which it is reduced to 1% to a maximum of US$5,000,000.

In October 2004, the Company and Teck Cominco American (“TCAI”) entered into an agreement which granted TCAI an option to earn an initial 51% interest in the property by making cash payments to the Company totaling US$750,000 and providing exploration expenditures of US$4,000,000 in annual increments prior to December 31, 2008. Upon TCAI earning a 51% interest in the property, TCAI and the Company will form a joint-venture on the Fye Canyon property. When the joint-venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have the one-time option to elect to earn an additional 9% interest (for 60% total) in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company's share of the capital costs required to develop the Fye property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company's election TCAI shall also arrange or provide the Company's share of equity financing on a subordinate loan basis with an interest rate of the London Interbank Offered Rate (“LIBOR”) plus 4%.

Annual holding costs for 2005 for the property are estimated to be US$56,058, including US$10,000 for the advance royalty payment and US$46,058 for Federal and County fees. The annual costs will increase by $5,000 per year (to a maximum of $50,000) for the escalating advance royalty payments under the lease agreement. Under the agreement with TCAI, TCAI is responsible for all property holding costs during the earn-in period.

Regional and Property Geology

The property lies along the southern projection of the North-Northwest by South-Southeast trending Cortez fault zone, just south of a major NE-trending cross-structure which bounds the northern edge of Simpson Park Mountains. The claims cover 3 1/2 miles of strike length of this splayed NNW fault system. Upper-plate Ordovician Vinini Formation crops out in the eastern part of the block and is overlain by scabs of felsic Tertiary volcanics and thin Quaternary alluvium in the central area with thicker gravels in the west part. Intermediate Tertiary volcanics cover the southernmost part of the claim block. The claim block lies along the projection of Lower-plate carbonate rocks in the Cortez window to the northwest and the Tonkin window to the southeast. On the property, hematite and barite veined cherts and siltstones of the Vinini Formation are highly anomalous in both mercury and arsenic.

Previous Exploration History

A number of companies explored portions of the Fye Canyon claims in the 1980's and 1990's. ECM Inc. (“ECM”)/Noranda Inc. (“Noranda”) staked the Gap claims in 1985, Noranda drilled 4 shallow (less than 500 ft) holes in 1988; Kennecott drilled 4 holes (500 ft) in 1991; Rio Algom Ltd. leased the claims and drilled 1 hole in 1992; Lac Minerals Ltd. (“Lac”) drilled one deep hole (1100 ft) in the northeast corner of the property in 1995; Placer drilled one hole in 1996; Aquaterre Mineral Development Ltd. drilled 2 shallow holes from one pad in 1999. These holes targeted shallow mineralization based on geochemical anomalies in outcropping Upper-plate rocks and holes terminated in Vinini Formation. There has been no drilling in the gravel-covered area on the west side of the property.

Current and Future Exploration

During fiscal 2004, the Company completed a gravity survey and geologic mapping on the property, followed by surface sampling and magnetotelluric geophysical surveys. Based on the geological mapping, the property can be divided into three structural domains separated by north-south to north-northwest trending faults. Based on the gravity interpretation, a 5 kilometer by 2.4 kilometer horst block was detected that correlates with the mapped central faulted domain. The north-northwest trending fault bounding the east side of the central faulted domain horst block is interpreted as the southern extension of the Cortez Fault and is coincident with the hydrothermal system.

Under the agreement with TCAI, TCAI is required to provide exploration expenditures of US$4,000,000 before December 31, 2008 in order to earn an initial 51% interest in the property. TCAI has committed to spending US$500,000 in exploration expenditures before December 31, 2005.

Gold Bar Horst Property

The Gold Bar Horst Property is located in Eureka County, Nevada, and consists of 143 mining claims totaling 2,860 acres. The Company has a 100% interest in the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

4,408,000N
4,406,000N
4,404,000N
4,402,000N
4,400,000N
4,398,000N
544,000E
546,000E
548,000E
550,000E
GOLD BAR HORST NORTH
Horse
Creek
Meadow
Cottonwood
Canyon
Coils
2250
2000
2635
2055
36
31
N

NOTES:
Topographic backdrop from US Geological Survey 1:100,000 mapping
Projection: UTM zone 11
Datum: NAD83

WHITE KNIGHT RESOURCES Ltd.

GOLD BAR HORST NORTH Project

500 250 0 500 1000 1500 2000 meters

Scale 1 : 50,000

White Knight Resources claim

02 uly 2004

How Acquired

The Company acquired the 143 unpatented claims by way of staking in September 2001.

Annual holding costs are estimated to be US$19,091 per year for Federal and County fees.

Location and Access

The property is located in Eureka County on the southwest flank of the Roberts Mountains, approximately 30 miles northwest of Eureka, Nevada. Access is by way of a series of improved all weather roads.

Regional and Property Geology

The claims were staked to cover the projection of a Northwest-trending horst of Lower Plate Devonian Carbonates. The claims are in two noncontiguous blocks, covering the northern and southern projections of the horst beyond the immediate past producing Gold Bar Mine. The depth to bedrock under Quarternary gravels, as indicated by CSAMT and gravity surveys, and drilling, varies from less than 500 feet to greater than 1000 feet. Mineralization is controlled by a North-Northwest trending fault and structural intersections with Northeast trending cross faults.

Previous Exploration History

Atlas discovered gold-anomalous jasperoid along the southwest flank of the Roberts Mountains in 1983 and drilled 16 shallow exploration holes, one of which intersected thin gold mineralization. In 1984 Atlas discovered the Gold Bar deposit, which lies between the 2 current portions of the Company’s property.  Atlas mined the Gold Bar beginning in 1987 before exhausting the economic reserves in 1994. Atlas negotiated a series of joint-venture agreements with other mining companies between 1994 and 1999 for further exploration of the project which includes the claims encompassed by the Company’s current property boundaries. Homestake Mining Company  (“Homestake”) entered into a joint venture in 1994 for exploration of the pediment area south and southeast of the Gold Bar mine. Homestake conducted CSAMT surveys and drilled 17 exploration holes on the area south of Gold Bar in 1995 and 1996. The joint venture was terminated in 1996.

Barrick joint-ventured all of Atlas' holdings in the Roberts Mountains, exclusive of the mine areas, in 1997. Barrick drilled a series of widely-spaced holes in the Millsite area and drilled seven deep holes to the north before terminating the JV in 1999. Vengold (now American Bonanza) leased all of Atlas' holdings in the Roberts Mountains later in 1999.  When American Bonanza reduced the size of its claim holdings in 2001 to concentrate on the claims around the past producing Gold Bar mine, the Company staked the two noncontiguous claim groups bordering the remaining claims at Gold Bar on the north and south which currently comprise the Gold Bar Horst property.

Current and Planned Exploration

Future exploration is expected to target possible Carlin-style gold mineralization beneath the gravel cover. North-Northwest to Northwest-trending horst-bounding faults and crosscutting Northeast-trending faults are possible feeder structures. The master feeder fault has not been tested. The majority of previous drilling on the Gold Bar Horst property is less than 350 feet deep and did not encounter bedrock. One deeper drill hole located on the property encountered a mineralized jasperoid which returned minor gold values from a depth of 1160 feet to 1255 feet. This mineralization may be peripheral to other gold mineralization.

The Company is currently seeking a joint-venture partner to explore the property.

Gold Pick Property

The Gold Pick property is located in Eureka County, Nevada, and consists of 13 claims totaling 260 acres. The Company has a 100% interest in the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

4,410,000N
4,408,000N
4,406,000N
4,404,000N
4,402,000N
4,400,000N
552,000E
554,000E
556,000E
558,000E
560,000E
ROBERTS
Roberts
Creek
Spring
GOLDPICK
2250
2405
N

NOTES:
Topographic backdrop from US Geological Survey 1:100,000 mapping
Projection: UTM zone 11
Datum: NAD83

White Knight Resources claim

02 July 2004

WHITE KNIGHT RESOURCES Ltd.

GOLDPICK Project

500 250 0 500 1000 1500 2000 meters

Scale 1 : 50,000

How Acquired

The Company acquired the 13 unpatented mining claims of the property through staking in June 2002.

Annual holding costs are estimated to be US$1,736 per year in Federal and County fees.

Location and Access

The property is located on the Cortez trend in the southern Roberts Mountains approximately 30 miles northwest of the town of Eureka. Access is by all-weather country-maintained roads to the past producing Gold Bar Mine approximately six miles southwest of the property and then along the Gold Bar haul road to the property.

Regional and Property Geology

The property is underlain by an east-dipping sequence of Devonian carbonate rocks, comprising the Lone Mountain Dolomite overlain by the McColley Canyon Formation and Denay Formation. Located on the property is the past producing Gold Pick Mine, which contains two gold deposits, the Gold Pick East and Gold Pick West. Also on the property is a portion of the formerly producing Gold Ridge gold deposit. All of the known deposits lie along a subtle east-west anticline, which crosses the Roberts Mountains and provides a regional control to gold mineralization. Northeast and northwest-trending faults cut the section in the vicinity of the deposits and provide deposit-scale controls to gold mineralization.

The main Gold Pick East deposit has a footprint of approximately 1100 feet east-west by 1200 feet north-south. The deposit is typically 50 feet to 100 feet thick, but can be up to 300 feet thick adjacent to controlling structures. The southwest extension of the Gold Pick East deposit measures about 1200 feet in a west-southwest direction and ranges from 75 feet to 200 feet in width. The Gold Pick West deposit measures about 700 feet north-south by 700-800 feet east-west. The deposit contains at least 2 higher-grade pods of gold mineralization, while a third higher-grade pod lies to the east of the main deposit. The ore from the two Gold Pick deposits were mined via open pit, and production records indicate the ore was a mixture of 70% oxide, 18% carbonaceous, and 12% refractory ores. To the west of the Gold Pick deposits lies a portion of the Gold Ridge deposit. Gold Ridge was nearly mined out, but the north pod of the deposit which lies on the Company’s property was never mined.

Previous Exploration History

After the discovery of the Gold Bar gold deposit in 1984, Atlas began systematic exploration of the Roberts Mountains. Gold-mineralized jasperoid was discovered in the Gold Ridge and Gold Pick areas in 1986. Atlas drilled discovery holes in the Gold Ridge deposit in 1986 and the Gold Pick deposit in 1987. Open-pit mining of the Gold Ridge deposit commenced in 1991. Approximately 96,000 ounces of gold were produced from the deposit until mining ceased in 1992. The Gold Pick deposit was mined between 1992 and 1994, with production totaling approximately 48,000 ounces of gold. Vengold Inc. (now American Bonanza) leased the Atlas claim block in 1999. American Bonanza dropped the claims in the Gold Pick and Gold Ridge areas in September 2001.

Current and Future Exploration Plans

After staking the property, the Company purchased an extensive database of drilling, geology, metallurgy and resource data from Atlas. The Gold Pick East and West deposits have been tested with a total of 877 drill holes. Atlas also commissioned mine optimization studies which studied the remaining ore in the 3 separate deposits known on the property. Currently, those resources are not considered to be economic. However, the potential to expand the resource remains. The southwest extension zone is open to the southwest, where it is cut off by a single fence of three drill holes. Beyond that, only a handful of widely spaced (approx. 300 foot) holes were drilled. A fairly high-grade drill intercept of 5 ft grading 0.202 oz/t gold near the west end of the drilling suggests that the high-grade core of the zone may extend further to the southwest along the structure. Atlas considered mining the mineralization in the southwest extension of Gold Pick East and drove an exploration adit; however, the drift never reached the southwest zone to further test this mineralization.

The majority of historical drill holes have been drilled vertically, which could cause the holes to miss higher-grade mineralization along high-angle structures. Potential exists to expand the high-grade portions of the deposit by drilling angle holes, especially in the area of higher-grade mineralized pods such as the southwest extension zone. Drilling is also wide-spaced to the northeast of the Gold Pick East open pit, and good potential remains to expand the mineralization in this direction as well.

Currently, the Company is seeking a joint-venture partner to explore the Gold Pick property.

Hunter Property

The Hunter property is located in Eureka County, Nevada, and consists of 48 claims totaling 960 acres. The Company has a 100% interest in 46 claims, and has a lease agreement and an option to purchase a 100% interest in the other 2 claims which make up the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

4,408,000N
4,406,000N
4,404,000N
4,402,000N
4,400,000N
558,000E
560,000E
562,000E
564,000E
Roberts
Creek
HUNTER
Springs
2250
2500
2000
N

NOTES:
Topographic backdrop from
US Geological Survey
1:100,000 mapping
Projection: UTM zone 11
Datum: NAD83

White Knight Resources claim

WHITE KNIGHT RESOURCES Ltd.

HUNTER Project

500 250 0 500 1000 1500 2000 meters

Scale 1 : 50,000

02 July 2004

How Acquired

The Company acquired 46 unpatented mining claims of the property through staking in September 2001. In February 2002, the Company signed an lease agreement with Gregory McN. French (“the vendor”) on two adjacent unpatented claims known as the “HNT Claims”. Under the terms of the lease agreement, the Company is required to make lease payments and issue common shares to the vendor under the following schedule:

Payment Due Date	Cash Option Payments (US Dollars)	Common Share Issuances

Initial Payment	$2,000 (paid)	20,000 (issued)
February 1, 2003	$2,000 (paid)	20,000 (issued)
February 1, 2004	$3,000 (paid)	20,000 (issued)
February 1, 2005	$3,000	20,000
February 1, 2006	$4,000	20,000
February 1, 2007 and each year thereafter	$7,000	None

The vendor also retains a NSR on the HNT claims which varies from between 1% to 2%, depending upon the price of gold. The vendor retains a 1.5% NSR on minerals other than gold. The Company has the option to acquire the NSR and purchase the HNT Claims from the vendor for US$75,000 at any time before the 10th anniversary date of the lease. The vendor is an arm’s length party to the Company.

Annual holding costs are estimated to be US$6,408 in Federal and County Fees, as well as the lease payments listed above.

Location and Access

The property is located on the Cortez trend in Eureka County, Nevada in the southeastern Roberts Mountains. The property lies approximately 3 miles southeast of the Gold Pick Mine. Access is via Highway 50, then approximately 13 miles along county maintained gravel road and 1 ½ miles along unimproved dirt road.

Regional and Property Geology

The property encompasses an easterly dipping fault-repeated section of Silurian Lone Mountain Dolomite overlain by Devonian McColley Canyon Formation, Bay State Dolomite and Devils Gate Limestone. Miocene basalts and minor rhyolite overlay and/or are faulted against the Paleozoic section along both the western and eastern parts of the property. The western portion of the property is covered by pediment gravels, which masks the Paleozoic and Tertiary rocks. The HNT claim block contains a small, previously defined oxide gold resource. The deposit is shallow, starting at the surface.

Previous Exploration History

Gold-bearing jasperiods were discovered in the Hunter area in 1983 and Mapco (Nerco) staked claims over the prospective ground. The claims were leased to ACNC in 1985. ACNC conducted geological mapping, rock-chip and soil sampling, geophysical surveys (IP-resistivity and VLF), and drilled 39 shallow holes between 1985 and 1987. ACNC estimated a small gold resource at Hunter before dropping the joint venture in 1987.

Nerco conducted additional geologic and geochemical work and drilled seven holes in 1988-1989. Phelps Dodge acquired the Nerco claims in 1989 and conducted more mapping and collected additional rock-chip samples as well as drilling 21 exploration holes in 1990. Atlas acquired the Nerco claims in 1991 and conducted additional drilling in 1993. American Barrick leased all of Atlas' claims in 1997, including those at Hunter, but performed no work on the property before terminating its lease in 1998. Vengold (American Bonanza Gold Mining Corp.) then leased the Atlas land holdings in 1999 but also performed no work on the property before dropping the claims in September 2001.

Current and Planned Exploration

The known gold resource on the property is currently uneconomic. It has a drill-defined strike length of about 400 feet, although gold mineralization has been found in drill holes along more than 2,000 feet of strike length in the fault zone. This suggests the mineralized zone may be larger as both the eastern and western portions are covered by post-mineral cover and have seen little or no drilling. Several settings similar to the known Hunter deposit occur to the north and northwest. Gold and toxic-element enriched jasperoids occur over about 1 ½ miles of strike length of a series of North-Northwest trending faults and East-Northeast trending cross-faults. Thin, lower-grade mineralized gold intercepts occur in shallow drill holes in this area. Potential expansion of the known Hunter gold resource and satellite deposits along structural intersections to the north and beneath the post-mineral cover to the east are all future exploration targets. Another exploration target is the potential for the presence of Carlin-style mineralization in the covered area west and northwest of the Hunter deposit.

The Company is currently seeking a joint-venture partner to explore the Hunter property.

McClusky Pass Property

The McClusky Pass property consists of 243 claims totaling 4,860 acres located in Eureka County, Nevada. The Company has a 100% interest in the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

Black Spring
4,418,000N
2250
4,416,000N
McClusky Pass
Tonkin Summit
N
4,414,000N
2089
McCLUSKY PASS
4,412,000N
Canyon
Jackass
Jack Spring
Creek
Creek
4,410,000N
Canyon
4,408,000N
Canyon
31
542,000E
544,000E
546,000E
548,000E

NOTES:
Topographic backdrop from US Geological Survey 1:100,000 mapping
Projection: UTM zone 11
Datum: NAD83

WHITE KNIGHT RESOURCES Ltd.

McCLUSKY PASS Project

500 250 0 500 1000 1500 2000 meters

Scale 1 : 50,000

White Knight Resources claim

02 July 2004

How Acquired

The Company acquired the property by staking in September, 2003.

Annual holding costs are estimated to be US$32,441 in Federal and County fees.

Location and Access

The property is located in Eureka County near the intersection of the Roberts and Simpson Park Mountains, approximately 30 miles northwest of Eureka, Nevada. Access is by way of a series of improved all weather roads.

Regional and Property Geology

The property is located immediately south of the convergence of the north-northeast trending Simpson Park Mountains and the northwest-trending Roberts Mountains. The two mountain ranges intersect along a major northwest-trending fault. This fault zone is postulated to be a major regional control of gold mineralization within the Cortez Trend.

The property is centered on the intersection of this northwest fault zone with a major northeast-trending cross-structure. The northeast-trending structural zone is characterized by a broad northeast-trending magnetic low, interpreted to reflect a zone of magnetic destruction. The zone is also manifest as a northeast-trending gravel-covered embayment into the range. The project area is nearly completely covered by Quaternary and Tertiary gravels which fill the northwest arm of Kobeh Valley. Intermediate-composition Tertiary volcanics crop out in the north central and northeast parts of the property. Thickness of the gravel deposits is unknown but regional gravity data suggests that the basin becomes shallower to the north towards McClusky Pass. Tertiary volcanic rocks in the northeast portion of the property are bleached and argillized, suggesting the possible presence of a hydrothermal system.

Previous Exploration History

Sections of the property were explored by different exploration companies between 1984 and 1995. Atlas staked claims covering the eastern portion of the current property in 1984 as part of its larger Gold Bar claim block. Atlas focused its exploration efforts on areas with outcrop and thus conducted little work in the area of the property, although a few shallow (200 feet or less) holes may have been drilled. In 1988, ECM staked claims over the western portion of the McClusky area immediately to the west of Atlas' claims. ECM drilled four or five shallow ( 500 feet deep) holes in the north central part of the claim block, east of McClusky Pass in 1990. ECM dropped its claims and the area was staked by MBM Consultants in 1994. Battle Mountain Exploration Company leased the MP claims and drilled an unknown number of holes in the north central portion of the claim block in 1995. All previous claims lapsed and the Company staked the property in September 2003.

Current and Future Exploration

The post-mineral gravel deposits may hide mineralization present on the property. In October 2004, the Company initiated several geophysical surveys on the property, including gravity, magnetic, and magnetotelluric surveying.

New Pass Property

The New Pass Property consists of 107 unpatented claims totaling 2,140 located near the town of Austin in Churchill County, Nevada. The Company currently has a 100% interest in the property subject to an option agreement with Consolidated Odyssey Exploration Inc. who can earn an initial 50% interest in the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

4,392,000N
4,390,000N
4,388,000N
4,386,000N
4,384,000N
4,382,000N
452,000E
454,000E
456,000E
458,000E
1580
1650
2250
36
NEW
PASS
New Pass
Well
Santa Rosa
Mine
New Pass
Peak
2500
1750
Gill
Spr
Superior
Shaft
New Pass
Mine
1655
2000
N

NOTES:
Topographic backdrop from
US Geological Survey
1:100,000 mapping
Projection: UTM zone 11
Datum: NAD83

White Knight Resources claim

WHITE KNIGHT RESOURCES Ltd.

NEW PASS Project

500 250 0 500 1000 1500 2000 meters

Scale 1 : 50,000

02 July 2004

How Acquired

In March 1998, the Company acquired a 100% interest in the property from Quest USA Resources Inc. (“Quest”) in exchange for US$150,000 cash. Quest maintained a 2.75% NSR royalty which the Company purchased in March 2000, by issuing 100,000 common shares to Quest.

In September 2004, the Company entered into an option agreement with Consolidated Odyssey Exploration Inc. whereupon Odyssey may earn an initial 50% interest in the property. To earn a 50% interest, Odyssey must make cash payments to the Company of US$500,000, issue 500,000 of its common shares and provide US$2,000,000 in exploration expenditures, all over a four-year period. Upon earning a 50% in a property, Odyssey may earn an additional 10% interest in the property by financing the completion of a feasibility study.

Annual holding fees are estimated to be US$14,285 in Federal and County fees. During the earn-in period, Odyssey is responsible for all property holding costs.

Location and Access

The property is located along the Austin-Lovelock mineral belt in the New Pass Mining District, 27 miles west of Austin, Nevada. Access is from Austin on US Highway 50 for 34 miles, north on the Edwards Valley Road for 5 miles, and east-southeast for 2 1/2 miles on an unimproved road to the center of the property.

Regional and Property Geology

Gold mineralization on the property is hosted in silty and carbonaceous limestones of the Triassic Lower Augusta Mountain Formation. This unit consists of thin to medium bedded, carbonaceous limestone with interbeds of platy, calcareous siltstone, fine-grained sandstone, and bioclastic turbidites. Impermeable, massive, cliff-forming limestones of the upper Augusta Mountain sequence cap these rocks.

Previous operators have identified a gold resource on the property which is currently uneconomic. The known gold resource occurs in a jasperoid that outcrops at the surface and dips below cover at about 45 degrees to the west. The higher grade portion of the jasperoid is at least 2900 feet long and averages about 100 feet in width. The deepest intersection of gold mineralization (80 feet grading 0.013 oz/ton) is located 1500 feet down dip on the resource.

Previous Exploration History

Gold was discovered on the property in 1980 by Dekalb Mining Ltd. (“Dekalb”) which was conducting follow-up work to a stream sediment survey. Dekalb transferred ownership of the claims to Northern Illinois Coal, Oil and Resources Mineral Ventures (“NICOR”) in 1982. NICOR explored the property from 1982 through 1992, and drilled a total of 165 holes. Consolidated Ramrod Gold (USA), Inc. (“Ramrod”) acquired New Pass in 1993. In 1995, Santa Fe Pacific Gold Corp. completed 11 holes on the property under an exploration agreement with Ramrod. Ramrod was later reorganized and renamed Quest which sold the property to the Company in 1998. During 1998, the Company completed 1:6000 scale mapping, collected 250 rock chip samples, prepared geochemical overlays for all surface rock chip data, constructed 100-foot cross sections via an Interdex mining software program, and estimated geologic resources on the main jasperoid.

Current and Future Exploration

The Company believes the entire New Pass property to be prospective for gold. Target areas include the structural intersection to the northwest of the main jasperoid; below the main jasperoid resource; and west of the northern jasperoid. The Lower Augusta Mountain Formation is the targeted host in all target areas.

Under the option agreement with Consolidated Odyssey, Odyssey must incur US$2,000,000 in exploration expenditures on the property over 4 years in order to earn an initial 50% interest.

Pat Canyon Property

The Pat Canyon property is located in Eureka County, Nevada and consists of 131 unpatented mining claims totaling 2,620 acres. The Company has a 100% interest in the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

PAT CANYON
4,428,000N
4,426,000N
4,424,000N
4,422,000N
4,420,000N
536,000E
538,000E
540,000E
542,000E
544,000E
Rye Patch Spring
Willow Spring
Trail Spring
Black Spring
Spring
Corral
McClusky
Creek
Canyon
1750
2000
2250
21
N

NOTES:
Topographic backdrop from US Geological Survey 1:100,000 mapping
Projection: UTM zone 11
Datum: NAD83

WHITE KNIGHT RESOURCES Ltd.

PAT CANYON Project

500 250 0 500 1000 1500 2000 meters

Scale 1 : 50,000

White Knight Resources claim

02 July 2004

How Acquired

The Company acquired the property by staking in November 2003.

Annual holding costs are estimated to be US$23,763 in Federal and County fees.

Location and Access

The property lies on the Cortez trend in North-central Nevada and is adjacent to the Company’s Fye Canyon property to the south. Access is by a series of all-weather and dirt roads.

Regional and Property Geology

The property lies along the southern projection of the NNW-SSE trending Cortez fault zone just south of a major NE-trending cross-structure which bounds the northern edge of Simpson Park Mountains. The property covers 3½ miles of strike length of this splayed NNW fault system. Upper-plate Ordovician Vinini Formation crops out in the eastern part of the block and is overlaid by scabs of felsic Tertiary volcanics and thin Quaternary alluvium in the central area with thicker gravels in the west part. Intermediate Tertiary volcanics cover the southernmost part of the claim block. The claim block lies along the projection of Lower-plate carbonate rocks in the Cortez window to the northwest and the Tonkin window to the southeast.

Current and Future Exploration

The Company completed geological surveying on the property during 2004, including gravity, magnetic and magnetotelluric surveys.

Squaw Creek Property

The Squaw Creek property is located on the northern portion of the Carlin Trend, 42 miles north of the town of Battle Mountain in Elko County, Nevada. The property consists of 151 unpatented mining claims totaling 3,020 acres. The Company currently has a 100% interest in the property, subject to an agreement with Consolidated Odyssey Exploration Inc. who can earn an initial 50% interest in the property.. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

SQUAW CREEK
Willow
Well
Ivanhoe
Creek
Spring
Sheep Corral Mine
Governor Mine
Fox Mine
4,562,000N
4,560,000N
4,558,000N
4,556,000N
4,554,000N
526,000E
528,000E
530,000E
532,000E
534,000E
1650
1593
1600
1750
2006
1960
1850
1868
1905
N

NOTES:
Topographic backdrop from US Geological Survey 1:100,000 mapping
Projection: UTM zone 11
Datum: NAD83

White Knight Resources claim

02 July 2004

WHITE KNIGHT RESOURCES Ltd.

SQUAW CREEK Project

500 250 0 500 1000 1500 2000 meters

Scale 1 : 50,000

How Acquired

The Company acquired the property by staking during 1996. In September 2004, the Company entered into an option agreement with Consolidated Odyssey Exploration Inc. whereupon Odyssey may earn an initial 50% interest in the property. To earn a 50% interest, Odyssey must make cash payments to the Company of US$500,000, issue 500,000 of its common shares and provide US$2,000,000 in exploration expenditures, all over a four-year period. Upon earning a 50% in a property, Odyssey may earn an additional 10% interest in the property by financing the completion of a feasibility study.

Annual holding costs are estimated to be US$20,159 in Federal and County fees. During the earn-in period, Odyssey is responsible for all property holding costs

Location and Access

The property lies between the Midas and Ivanhoe mining districts on the northern portion of the Carlin Trend. Access to the property is achieved from the towns of Battle Mountain, Elko, or Winnemucca via highway and maintained all-weather roads. Unimproved dirt roads provide access along the pediment on the northern part of Squaw Creek.

Regional and Property Geology

The property is located directly on the Carlin gold trend, and strongly anomalous gold mineralization associated with pyrite has been intersected in drill holes in an area more than 3 miles long and 1 mile wide. Additional weakly anomalous gold has been discovered within virtually all drill holes over a much larger area. The anomalous gold occurs within silicified and brecciated zones often more than 100 feet thick in the sedimentary rocks of the Upper Plate or in the overlying Miocene age volcanics. Zones of gold mineralization are also hosted within silty dolomitic sediments of unknown age and of unknown stratigraphic position. These silty dolomitic sediments may be part of the Rodeo Creek Formation and possibly indicate the presence of nearby auriferous Lower Plate sediments.

Exploration History

During the 1970's, the US Steel Company explored the Ivanhoe District and by 1984 had defined a gold reserve on the adjacent Ivanhoe Property. A series of companies explored the Ivanhoe project which was expanded to cover the current Squaw Creek property. Touchstone Resources explored the Squaw Creek property by surface mapping, and drilled at least 4 holes. Newmont Mining Corporation and Cornucopia Resources Ltd. explored Squaw Creek from 1992 until 1995, drilling a total of 12 holes in the Sheep Corral Mine area before dropping the outer claims, including Squaw Creek. The Company drilled 3 holes in 1998, 14 holes in 1999, and 10 holes in 2000 funded by Chapleau Chapleau terminated its option in August 2000 after incurring exploration expenditures totaling US$1,024,135.

Current and Future Exploration

The Company believes there is evidence of Midas or Ivanhoe style gold mineralization on the property in the presence of a two mile ling, 300 foot wide zone of hydrothermal alteration and mercury/gold mineralization in volcanics. Shallow portions of this zone have been drill tested in the Sheep Coral area. The Company’s initial 6-hole drill program extended the strike length of the known mineralization at Sheep Coral to over 8,000 feet in length. A subsequent drill program added additional intercepts of gold mineralization, including Carlin-style mineralization below the cover of volcanic rocks. Drill hole SC 99-11 intersected 155 feet grading 0.015 oz/ton gold. The principal target on the property is Carlin-style disseminated gold hosted in carbonate rocks below the Rodeo Creek formation.

Under the option agreement with Consolidated Odyssey, Odyssey must incur US$2,000,000 in exploration expenditures on the property over 4 years in order to earn an initial 50% interest.

Tonkin Summit Property

The Tonkin Summit property is located in Eureka County, Nevada, adjacent to the Company’s McClusky Pass property to the East. The property consists of 147 mining claims totaling 2,940 acres. The Company has a 100% interest in the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

4,418,000N
4,416,000N
4,414,000N
4,412,000N
4,410,000N
4,408,000N
544,000E
546,000E
548,000E
550,000E
552,000E
N
Tonkin Spring
Tonkin Summit
Coils
TONKIN SUMMIT
Jack Spring
Jackass Creek
Creek
Red Canyon
Canyon
2250
2000

NOTES:
Topographic backdrop from US Geological Survey 1:100,000 mapping
Projection: UTM zone 11
Datum: NAD83

White Knight Resources claim

02 July 2004

WHITE KNIGHT RESOURCES Ltd.

TONKIN SUMMIT Project

500 250 0 500 1000 1500 2000 meters

Scale 1 : 50,000

How Acquired

The Company acquired the property by staking in Spring 2004.

Annual holding costs are estimated to be US$24,831 in Federal and County fees.

Location and Access

The property is located on the Cortez Trend at the northwest end of the Roberts Mountains approximately 30 miles northwest of Eureka, Nevada. Access is by way of a series of improved all weather roads

Regional and Property Geology

The claims are underlain by Upper-plate Ordivician Vinini Formation (chert, siltstone with some limestone beds) with minor Tertiary volcanic and Quaternary gravel cover in the northwest corners. Lower-plate carbonate rocks are projected to underlie Vinini Formation at relatively shallow depths.

Current and Planned Exploration

The target is a Carlin-type disseminated gold deposit hosted in Lower-plate carbonate units beneath the Roberts Mountains thrust fault, alternatively similar bodies in limestone units of lower Ordovician Vinini Formation. The depth to Lower-plate is unknown as the property is unexplored below a 200 to 600 foot depth. Lower-plate Devonian limestones crop out within 2,000 feet of the east side of the claim block. Scattered anomalous gold, arsenic, antimony and mercury in rock chips and soils are on trend from two mineralized northeast trending faults on an adjacent property.

Other Properties

In June 2004, the Company announced that it had acquired, by staking, a 100% interest in two additional mineral exploration properties located on the Cortez trend in Eureka County, Nevada. The Properties are without known mineral reserves and are at the exploration stage; The Company’s current efforts are exploratory in nature.

The Benmark property consists of 54 unpatented mining claims which cover an area of gold-in-soil anomalies. Exploration targets include both structurally controlled and Carlin-style gold mineralization.

ROBER
Roberts
Creek
Spring
BENMARK
2250
2405
2500
2000
4,408,000N
4,406,000N
4,404,000N
4,402,000N
4,400,000N
554,000E
556,000E
558,000E
560,000E
N

NOTES:
Topographic backdrop from US Geological Survey 1:100,000 mapping
Projection: UTM zone 11
Datum: NAD83

White Knight Resources claim

02 July 2004

WHITE KNIGHT RESOURCES Ltd.

BENMARK Project

500 250 0 500 1000 1500 2000 meters

Scale 1 : 50,000

GOLDSTONE
ROBERTS
Roberts
Springs
Spring
2250
2405
4,410,000N
4,408,000N
4,406,000N
4,404,000N
4,402,000N
552,000E
554,000E
556,000E
558,000E
560,000E
N

NOTES:
Topographic backdrop from US Geological Survey 1:100,000 mapping
Projection: UTM zone 11
Datum: NAD83

White Knight Resources claim

02 July 2004

WHITE KNIGHT RESOURCES Ltd.

GOLDSTONE Project

500 250 0 500 1000 1500 2000 meters

Scale 1 : 50,000

The Goldstone property consists of 43 unpatented mining claims which cover the formerly producing Goldstone gold mine. Previous operator Atlas Precious Metals drilled shallow vertical holes which management believes did not adequately test the potential for either narrow structurally controlled or deeper gold mineralization.

Annual holding costs in Federal and County fees is estimated to be US$10,280 for Benmark and US$5,741 for Goldstone.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CAD$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 14 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.34 as of June 30, 2004.

The Company has since inception financed its activities through the distribution of equity capital.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Results of Operations

Year Ended June 30, 2004 vs. Year Ended June 30, 2003

During the year the Company acquired seven additional mineral exploration properties on the Cortez Trend in Nevada. The Company also completed 3 private placements of its common shares, which provided net proceeds of $9,059,476.

The loss for the year ended June 30, 2004 was ($1,664,257), or ($0.04) per share, compared to a loss of ($357,746), or ($0.01), in the prior year. The increased loss was due to higher expenses of ($1,468,330) compared to ($210,636), with the largest increase occurring in Consulting – Stock Based Compensation, which totaled ($840,005) compared to zero in the prior year as the Company adopted the expensing of non-employee options per CICA Handbook 3870 in the current year. Other large changes in expenses occurred in Management Fees, which rose to ($210,000) from ($58,000), and Wages and Benefits which rose to ($31,863) from zero due to a higher level of corporate activity and personnel in the current period. Transfer Agent and Listing Fees increased to ($55,506) from ($8,542) due to the completion of three private placements and the higher exercise rate of stock options and warrants in the current year. Consulting increased to ($82,540) from ($36,761) and Travel and Entertainment rose to ($52,569) from ($973) as management and consultants visited and reviewed both existing and newly acquired properties in Nevada as well as travel related to investor relations. Investor Relations and Shareholder Information rose to ($52,889) from ($21.069) in part as a result of a new investor relations contract executed with Darrell Wellander, an independent businessman, in September 2003 in order to better inform shareholders and the investment community about the Company’s activities.

The Company also recorded the write-off of Exploration Costs of ($241,549) compared to ($118,399) in the year-ago period. These write-offs are related to general exploration of properties in Nevada which the Company has investigated but not acquired. The Company also recorded a loss on Foreign Exchange of ($9,299) compared to a loss of ($36,524) in the prior year due to unfavorable changes in the Canadian/US dollar exchange rate, and a Unrealized loss on Temporary Investments of ($42,999) compared to zero in the prior year as the market value of certain highly liquid bonds in which the Company invests a portion of its cash intended for future expenditures declined as of June 30, 2004. These expenses were slightly offset with an increase in Interest Income of $97,920 versus $7,813, with the increase due to higher cash balances in the current period as well as a favorable mix of higher-yielding temporary investments in highly liquid bonds.

Year Ended June 30, 2003 vs. Year Ended June 30, 2002

During the year, the Company acquired additional land along the Cortez trend by staking the McClusky Pass and Celt properties as well as leasing 652 acres contiguous to its Slaven Canyon property. In conjunction with its partner Chapleau, it also executed an option agreement with Placer Dome, which will allow Placer to earn an initial 60% interest in the project by incurring exploration expenditures of US$2,000,000 over 4 years.

The Net Loss for the year ended June 30, 2003 was ($357,746), or ($0.01) per share, compared to a loss of ($1,679,183), or ($0.06) in the year ago period. Most of the larger loss is attributable to higher Write-off of Mineral Property Interests and Deferred Exploration Costs, which was ($1,603,596) in Fiscal Year 2002 as the Company dropped and wrote-off the Quito and MGM properties. In the current fiscal year, the Company wrote-off ($118,399) which was primarily due to general exploration of properties which the Company investigated but did not acquire.

Administrative Costs in Fiscal 2003 were ($210,636) compared to ($179,362) in Fiscal 2002. Among the higher costs were Consulting Fees of ($36,761) versus ($25,293) and Management Fees of ($58,000) versus ($48,000) as there was a higher level of corporate activity in the current year. Legal Fees rose to ($22,699) from ($5,805) due to the lease of additional claims and the negotiation and signing of the agreement with Placer. Investor Relations and Shareholder Information increased to ($21,069) from ($7,339) as the Company worked to inform shareholders and the investment community about its efforts. The Company also had a Foreign Exchange loss of ($36,524) compared to a gain of $16,531 in Fiscal 2002 due to unfavorable changes in the Canadian/US dollar exchange rates. Interest Income also fell, to $7,813 from $24,097, as the Company maintained lower cash balances in the current year.

Year Ended June 30, 2002 vs. Year Ended June 30, 2001

Near the end of the fiscal year, the Company began to see a turn-around in the mineral exploration market, particularly in Nevada. The Company reduced its expenditures and corporate activity as a reflection of lower commodity prices and less interest in exploration companies from the investment community. Five new properties, Slaven Canyon, Cottonwood, Hunter, Cabin Creek and Gold Bar Horst were staked by the Company. The Company dropped and wrote-off its acquisition and exploration costs of the Afgan, Quito and MGM properties.

The Net Loss for the year ended June 30, 2002 was ($1,679,183), or ($0.06) per share, compared to a Net Loss of ($642,586), or ($0.02) per share, in the prior year. The largest amount of the increase was due to the Write-off of Mineral Property Interests and Deferred Exploration Costs of ($1,603,596) compared to ($574,832) in the prior year. During Fiscal 2002, the Company wrote off the Afgan, Quito and MGM properties while the  Lone Mountain and Goat properties were dropped and written off in 2001. Administrative Costs fell to ($179,362) from ($423,345) as the Company conserved its funds and reduced its corporate activity. Consulting Fees fell to ($25,293) from ($72,083) and Consulting Fees from Related Parties fell to ($24,000) from ($34,000) as the Company conducted less mineral exploration in the current fiscal year. Wages and Benefits fell to nil from ($138,804) as all salaried positions were eliminated. Investor Relations and Shareholder Information fell to ($7,339) from ($11,228) and Office and Miscellaneous declined to ($14,938) from ($26,568) as lower corporate activity resulted in lower expenditures in these areas.

The Company received $35,910 from Property Option Payments in Fiscal 2002 compared to $292,736 in the prior year as a result of new option agreements on Nevada properties including the Indian Ranch property which resulted in lower option payments. Interest Income fell to $24,097 from $54,308 as the Company maintained lower cash balances in the current fiscal year. The Company also recorded a gain on the disposal of capital assets of $27,237 compared to a loss of ($12,613) during Fiscal 2001. The Company also reported a gain on Foreign Exchange of $16,531 compared to a gain of $21,160 due to continued favorable exchange rates of the Canadian dollar against the U.S. dollar.

Liquidity and Capital Resources

The Company’s working capital at June 30, 2004, was $9,804,733. The Company has invested a portion of its working capital in highly liquid short-term bonds in order to obtain a higher interest rate than that available through demand bank accounts until such time as the funds are needed for mineral exploration and working capital. As of June 30, 2004, $7,450,824 was classified as temporary investments while $2,395,527 was cash and cash equivalents. Subsequent to the year-end, the Company completed the private placement of 1,500,000 units at $1.58 per unit for proceeds of $2,370,000 and received $1,374,000 from the exercise of 2,290,000 warrants.

For calendar 2005, the Company has budgeted US$1,567,809 for its anticipated exploration activities, including $677,554 for Slaven Canyon exploration and drilling. Property Costs, including Land Holding Leases and Fees, are estimated to total $682,387, and Administrative Costs are estimated at approximately $700,000. Therefore, the Company estimates it has sufficient capital resources for all planned expenditures through fiscal 2005.

Year Ended June 30, 2004

The Company’s working capital totaled $9,804,733 as at June 30, 2004. Operating Activities used cash of ($704,820), with the Loss for the year of ($1,664,257) being partially offset by Items not affecting cash of Stock-based compensation of $840,005 and Write-off of Deferred Exploration Costs of $241,549. Changes in non-cash working capital items included an increase in receivables of $70,608, an increase in accounts payable and accrued liabilities of $49,141, and a decrease in amounts due to related parties of $153,168.  Investing Activities used cash of ($8,738,697). The largest component was Acquisition of Temporary Investments of ($7,493,823) as the Company invested a portion of its cash position in highly liquid short-term bonds. Acquisition of Mineral Property Interests used cash of ($618,415), and Deferred Exploration Costs used cash of ($468,250). Acquisition of Equipment used cash of ($92,957) and a Reclamation Bond was posted which used cash of ($65,252).

Financing Activities provided cash of $11,705,658, with the entire amount provided by the issuance of capital stock. During the year, the Company issued a total of 20,870,734 common shares. 12,486,926 common shares were issued pursuant to private placements for gross proceeds of $9,599,998; 40,000 shares were issued for mineral property interests at a deemed value of $31,200; 2,134,500 shares were issued for the exercise of stock options for proceeds of $268,310; 6,084,308 shares were issued pursuant to the exercise of common share purchase warrants for proceeds of $2,377,872; and 125,000 common shares were issued for a Finder’s Fee.

Fiscal Year Ended June 30, 2003

The Company’s working capital totaled a deficit of ($87,241) as at June 30, 2003 compared to a positive total of $384,121 as at June 30, 2002. During the year, the Company expended ($354,353) in mineral property acquisition and exploration costs. Operating Activities used cash of ($140,621). Investing Activities used cash of ($268,410), which included mineral property expenditures. Financing Activities provided cash of $33,750, resulting from the issuance of 337,500 common shares pursuant to the exercise of incentive stock options. The Company also issued 40,000 common shares for mineral property acquisitions. During the year, the Company’s cash position decreased by ($375,281).

Fiscal Year Ended June 30, 2002

The Company’s working capital totaled $384,121 as at June 30, 2002 compared to $633,263 as at June 30, 2001. During the year, the Company expended ($535,535) on mineral property acquisition and exploration expenditures. Operating Activities used cash of ($13,478), and Investing Activities used cash of ($404,272) which included mineral property expenditures. Financing Activities provided cash of $330,000, which included the issuance of 1,764,706 common shares pursuant to a private placement for gross proceeds of $300,000 and the issuance of 300,000 common shares pursuant to the exercise of incentive stock options for proceeds of $30,000. The Company also issued 20,000 common shares for mineral property acquisitions and 176,470 for Finders Fees. The Company’s cash balance decreased by ($87,750) during the year.

US GAAP Reconciliation with Canadian GAAP

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under US GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring a mine into production are capitalized as development costs.

Under United States GAAP, Statements of Financial Accounting Standards No. 123, companies are required to establish a fair market value-method of accounting for stock-based compensation plans. White Knight has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 (“APB 25”). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s financial statements was not required for the years ended June 30, 2002 and 2001. New accounting and disclosure standards were introduced under Canadian GAAP for the fiscal year ended June 30, 2003. Therefore, there is no difference between Canadian GAAP and US GAAP in the accounting for stock-based compensation for the year ended June 30, 2003. For the year ended June 30, 2004, the Company recorded stock-based compensation expense of ($840,005).

The reader is advised to consult White Knight’s audited annual financial statements for the year ended June 30, 2004, particularly Note 14, for quantification of the differences.

Canadian GAAP Conflict in Accounting for Mineral Property Interests and Deferred Exploration Costs

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”).  AcG 11 addresses three distinct issues: i) the capitalization of costs/expenditures; ii) impairment; and iii) disclosure.  Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP.  AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise.  In addition, AcG 11 requires specific disclosure of information by development stage companies and is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, is the year ended January 31, 2002.

In March 2002, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-126 “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs.  EIC-126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment” (“HB 3061”), paragraph .21, which states that for a mineral property interest, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the mineral property interest, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized.  With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG 11 and HB 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mineral property interest is required.

As disclosed above, the Company considers that its mineral property interests and deferred exploration costs have the characteristics of property, plant and equipment, and, accordingly, the Company has chosen to classify its mineral property interests and deferred exploration costs as tangible assets in accordance with its interpretation of Canadian GAAP.

Although the Company believes its accounting policy is appropriate and consistent with Canadian GAAP, there is an alternative interpretation of Canadian GAAP that would consider them to be intangible assets as a result of the issuance of CICA Handbook Section 1581 “Business Combinations” (“HB 1581”) and CICA Handbook Section 3062 “Goodwill and Other Intangible Assets” (“HB 3062”).

This alternative interpretation under HB 1581 and HB 3062 would provide for the capitalization of a contract based mining asset as an intangible asset at its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.  For exploration stage mineral property interests and deferred exploration costs such as those owned by the Company, the excess of the carrying value over the residual value of the intangible assets would be amortized on a straight-line basis over the period in which the Company expected to complete its exploration process or convert, develop or further explore the underlying properties.  For the Company, a reasonable estimate of this amortization period would be 5 years.

Consult White Knight’s audited annual financial statements for the year ended June 30, 2004 for the differences if the Company had chosen to account for these costs as intangible assets under HB 1581 and HB 3062 effective February 1, 2002

Variation in Operating Results

The Company derives interest income on its bank deposits and short-term investments, which depend on the Company's ability to raise funds.

Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CAD$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 14 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was 1.34 as of June 30, 2004.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Tabular Disclosure of Contractual Obligations

The Company has an interest in various exploration-stage mineral properties located in the State of Nevada. Certain of the underlying claims are leased from third-parties and have lease payments due. Other of the claims are unpatented claims on land owned by the Bureau of Land Management (“BLM”) and have annual lease fees payable. All claims have Nevada County taxes due annually which vary by county.

Based upon its current and anticipated future claim holdings, the Company estimates its land holding costs for the next 3 fiscal years to be the following:

Table No. 5

Annual Estimated Property Costs

Type of Cost	2005	2006	2007

Leases	$51,275	$51,275	$50,275
BLM Fees	$331,000	$331,000	$331,000
County Fees	$22,508	$22,508	$22,508

The Company also maintains Reclamation Bonds for exploration work on certain of its properties. These bonds are held by or in trust for the responsible government body who oversees the Company’s exploration work. When exploration, development or mining activities cease on that property, the Company is responsible for restoring the property as provided by law. If the Company either does not, or is not able, to comply with the required restoration, the Reclamation Bond will be used to provide funds for the required restoration work. However, if the Company completes the required restoration and the applicable government body is satisfied all requirements have been met, the reclamation bond for that property will be returned to the Company.

The following is a list of the Company’s reclamation bonds outstanding as of June 30, 2004.

Property	Current Status	Government Body Holding the Bond	US$ Amount of Bond	CDN$ Amount of Bond

Indian Ranch	Exploration	BLM, Nevada	$76,100	-
New Pass	Exploration	BLM, Nevada	$5,982	-
Unallocated Nevada	Exploration	BLM, Nevada	$67,918	-
Quito	Dropped	US Forest Service	$5,000	-
Lookout	Dropped	B.C. Minister of Finance	-	$3,500
MGM	Dropped	B.C. Minister of Finance	-	$2,000

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of November 30, 2004 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are citizens of Canada.

Table No. 6

Directors

Name                                                       Age                                Date First Elected/Appointed

John M. Leask (1)	48	December 1994
Gordon P. Leask (1)	43	January 2003
Brian D. Edgar (1)	54	February 1996
Megan Cameron-Jones	42	December 1996

(1) Member of Audit Committee.

At this time, the Company has no written rules of ethical conduct except that as directors, members are required to act on behalf of the shareholders.

Table No. 7 lists, as of November 30, 2004, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

                                                                                                                                             Date of

Name                                             Position                                         Age                        Appointment

John M. Leask	President, CEO and Chairman	48	April 2001
Megan Cameron-Jones	CFO and Corporate Secretary	42	January 2003
Robert G. Cuffney	Vice-President, Exploration	54	August 1998

John M. Leask is President, Chief Financial Officer, Director and Chairman of the Company. Mr. Leask is a Professional Engineer who graduated with a Bachelor of Applied Science degree from the University of British Columbia in 1980. Prior to joining the Company, he was a self-employed consultant and has 28 years experience in resource exploration and management of public companies. He joined the Company as a Director in December 1994, and has been Chairman and Chief Financial Officer since 1996. He also served as President of the Company from January to July 1996, and was reappointed President in April 2001. He currently also serves as a director of Mansfield Minerals Inc., a public mineral exploration company traded on the TSX Venture Exchange. Mr. Leask devotes 50% of his time to Company business.

Gordon P. Leask is a Director of the Company. Mr. Leask is a Geologist and Professional Engineer who graduated from the University of British Columbia with a Bachelor of Applied Science degree in Geological Engineering in 1985. He joined the Company as a Director in January 2003, although he had provided consulting services to White Knight prior to his being named a Director. He has over 24 years experience in the mineral exploration business, and currently serves as President and Director of Mansfield Minerals Inc., a public mineral exploration company traded on the TSX Venture Exchange. Mr. Leask devotes 50% of his time to Company business.

Brian D. Edgar is a Director of the Company since February 1996. Mr. Edgar is an attorney and currently serves as an investment banker with Rand Edgar Investment Corp. in Vancouver, B.C. since 1992 and President of SISU Enterprises, a manufacturer of natural health products, since May 2003. He graduated with a Bachelor of Laws degree from the University of British Columbia in 1975 and currently serves as a director of other public companies, including. Dome Ventures, a public investment company traded on the TSX Venture Exchange which is the majority holder of SISU Enterprises; Pender Financial Group, a public investment company traded on the TSX Venture Exchange; Lexacal Investment Corp, a public investment company traded on the TSX Venture Exchange; South Atlantic Ventures Ltd., a mineral exploration company traded on the TSX Venture Exchange; and Valkyries Petroleum Corp., a petroleum and natural gas exploration company traded on the TSX Venture Exchange. He is also Assistant Corporate Secretary of Tenke Mining Corp., a mineral exploration company traded on the Toronto Stock Exchange. Mr. Edgar devotes approximately 5% of his time to Company business.

Megan Cameron-Jones is Chief Financial Officer, Corporate Secretary and a Director of the Company. She served as Corporate Secretary from 1990-1991, 1995-1997, in 1999, and from January 2003 to the present. She was appointed a Director in December 1996 and was appointed Chief Financial Officer in November 2004.  She is President of Cerro Rico Management Corp., a self-owned management company, and a director of Mansfield Minerals Inc., a public mineral exploration company traded on the TSX Venture Exchange. She devotes approximately 50% of her time to Company business.

Robert G. Cuffney is Vice-President of Exploration for the Company. He is a Professional Geologist and holds a Bachelor of Science in Geological Engineering and a Master of Science in Geology from the Colorado School of Mines. Mr. Cuffney has over 28 years of experience in mineral exploration in North America and Southeast Asia and is a past president of the Geological Society of Nevada. He was appointed Vice President of Exploration of the Company in August 1998, but prior to his appointment he also served as a geologic consultant to the Company. Before joining the Company, Mr. Cuffney served as a senior geologist for Newmont Exploration Ltd. working on the Carlin Trend and regionally in the Great Basin of Nevada and Utah. He devotes approximately 100% of his time to Company business.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

All of the Company’s Officers and Directors are covered by Indemnity Agreements executed with each individual. Under these agreements, the Company has agreed to indemnify the individual and their heirs, executors, administrators and personal representatives against all costs, charges and expenses incurred in connection with any civil, criminal, or administrative action to which they are made a party by reason of having been an officer or director of the Company. The Agreement is only in effect if the individual acted honestly and in good faith with a view to the best interests of the Company and if the individual had reasonable grounds for believing that their conduct was lawful.

The full text of each Indemnity Agreement was filed as exhibits to the Company’s 20-F Registration Statement.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. John M. Leask, President, Chief Executive Officer, Director and Chairman, and Gordon P. Leask, Director, are brothers.

LEGAL PROCEEDINGS

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

COMPENSATION

The Company has no arrangements pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation. Certain Officers and Directors have been compensated for consulting and expert services during the most recently completed fiscal year.

The Company does not have a formalized stock option plan for the granting of incentive stock options during the most recently completed fiscal year. However, to assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants stock options to Directors, Executive Officers and employees under a stock option plan effective as of November 4, 2002 and amended as of December 12, 2003.

Robert Cuffney, Vice-president of Exploration, is compensated according to a written agreement. This agreement has been filed as an Exhibit to the Company’s 20-F Registration Statement. Other officers and Directors are compensated for management, consulting, and administrative services as rendered.

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Year	Salary	Options Granted	Other Compensation
John Leask, CEO, President, Director and Chairman (1)	2004 2003 2002	None None None	None 750,000 530,000	$72,865 $24,000 $31,857

Gordon Leask, Director (2)	2004 2003 2002	None None None	None 750,000 530,000	$72,865 $24,000 $45,137

Brian Edgar, Director (3)	2004 2003 2002	None None None	None 750,000 530,000	$17,867 $24,000 $24,000

Megan Cameron-Jones, CFO, Corporate Secretary and Director (4)	2004 2003 2002	None None None	None 350,000 250,000	$25,125 $15,000 $ 8,689

Robert Cuffney, Vice-President of Exploration	2004 2003 2002	None None None	None 300,000 250,000	US$79,000 US$72,000 US$61,000

Art McQuade, Former Corporate Secretary (5)	2002	None	40,000	$13,500

(1)

John Leask’s “Other Compensation” is for Management and Consulting Fees paid to Rangefront Exploration Corp., a private British Columbia company controlled by John Leask..

(2)

Gordon Leask’s “Other Compensation” is for Management and Consulting Fees paid to Eagle Putt Ventures Inc., a private British Columbia company controlled by Gordon Leask.

(3)

Brian Edgar’s “Other Compensation” is for Management and Consulting Fees paid to Rand Edgar Investment Corp., a private B.C. company 50% owned by Brian Edgar..

(4)

Megan Cameron-Jones’ “Other Compensation” is Administrative Fees received. A portion of these fees were paid to Cerro Rico Management Corp., a private British Columbia company controlled by Megan Cameron-Jones.

(5)

Art McQuade resigned as Corporate Secretary in January 23, 2003. His “Other Compensation” is for Administrative Fees.

No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Board Practices

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The committee operates under a written set of rules for its conduct and practices which sets out its required duties. During Fiscal 2004, the committee met four times, once each quarter.

The current members of the Audit Committee are John Leask, Gordon Leask and Brian Edgar.

Staffing

The Company currently has no employees and 3 executive officers. The Company currently maintains 2 non-executive personnel engaged on a contract basis in Administrative duties in the home office in Vancouver.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation.

Table No. 9 lists, as at November 30, 2004, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title                                                                                                           Amount and Nature        Percent

  of                                                                                                                of Beneficial                   of

Class            Name of Beneficial Owner                                                           Ownership                 Class*

Common	John M. Leask (1)	2,581,012	4.85%
Common	Gordon P. Leask (2)	3,497,841	6.57%
Common	Brian D. Edgar (3)	2,071,000	3.89%
Common	Megan Cameron-Jones (4)	712,019	1.35%
Common	Robert G. Cuffney (5)	549,000	1.04%

	Total Directors/Officers	9,410,872	16.99%

(1)

Of these shares, 231,947 are common shares held indirectly in the name of Rangefront Exploration Corp., a private British Columbia company controlled by Mr. Leask; 750,000 represent currently exercisable share purchase options.

(2)

Of these shares, 1,147,609 are common shares held indirectly in the name of Eagle Putt Ventures Inc., a private British Columbia company controlled by Mr. Leask; 750,000 represent currently exercisable share purchase options.

(3)

Of these shares 750,000 represent currently exercisable share purchase options.

(4)

Of these shares, 350,000 represent currently exercisable share purchase options.

(5)

Of these shares, 300,000 represent currently exercisable share purchase options.

*   Based upon 52,469,386 shares outstanding as of November 30, 2004 and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table Number No. 14, “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of two persons/companies who beneficially owns 5% or more of the Registrant's voting securities. Table No. 10 lists as of November 30, 2004, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class*

Common	Gordon P. Leask (1)	3,497,841	6.57%
Common	Goldcorp Inc. (2)	7,446,410	13.73%

(1)

Of these shares, 1,147,609 are common shares held indirectly in the name of Eagle Putt Ventures Inc., a private British Columbia company controlled by Mr. Leask; 750,000 represent currently exercisable share purchase options.

(2)

Of these shares, 1,764,705 represent currently exercisable stock purchase warrants.

*Based on 52,469,386 common shares outstanding as of November 30, 2004 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number No. 14, “Stock Options Outstanding” below and Table No. 12, “Share Purchase Warrants Outstanding”.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During Fiscal Year 2004, Rangefront Exploration Corp., a private British Columbia company controlled by John Leask, President, Chief Executive Officer, Director and Chairman, was paid $69,233 (FY 2003 - $24,000; FY2002 - $24,000) for Management Services. Rangefront was also paid $3,633 (FY2003 - $0; FY2002 - $7,857) for consulting services.

Eagle Putt Ventures Inc., a private British Columbia company controlled by Gordon Leask, Director, was paid $69,233 (FY 2003 - $10,000; FY2002 - $0) for Management Services. Eagle Putt was also paid $3,633 (FY2003 - $14,000; FY2002 – $45,137) for Consulting Services.

Rand Edgar Investment Corp., a private British Columbia company which is 50% owned by Brian Edgar, Director, was paid $17,867 (FY2003 - $24,000; FY2002 – $24,000) for Management Services.

Robert Cuffney, Vice-President of Exploration, was paid US$79,000 (FY2003 – US$72,000; FY2002 – US$61,000) for Geological Consulting Services.

Megan Cameron-Jones, Corporate Secretary and Director, was paid $0 (FY2003 - $15,000; FY2002 - $8,689) for Administrative Services. Cerro Rico Management Corp., a private British Columbia company controlled by Megan Cameron-Jones, was paid $25,125 (FY2003 - $0; FY2002 - $0) for Administrative Services.

As at June 30, 2004, the Company had $70,370 (2003 - $223,538; 2002 - $90,701) payable to Officers and Directors and to companies controlled by Directors of the Company. The amounts are for Consulting, Management and Administrative fees accrued and not yet paid. The amounts are unsecured and non-interest bearing.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Davidson & Company, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated June 30, 2004 other than described below:

In July 2004, the Company announced that common share purchase warrants originally exercisable until October 24, 2005 would be subject to the accelerated exercise period as defined in the original private placement of October 23, 2005. Therefore, the warrants would now terminate on August 4, 2004. Subsequent to the end of the fiscal year on June 30, 2004, 2,290,000 warrants were exercised for proceeds of $1,374,000.

In December 2004, the Company closed a private placement of 1,500,000 common stock units at a price of $1.58 per unit under a financing agreement with Teck Cominco American Incorporated. Each unit consisted of one common share and one common stock purchase warrant exercisable at a price of $2.50 until December 20, 2005. Total proceeds from the placement were $2,370,000.

Item 9.  Offer and Listing of Securities

As of June 30, 2004, the authorized capital of the Company consisted of 100,000,000 common shares, and there were 50,029,386 common shares issued and outstanding.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of the Company’s registrar and transfer agent, Pacific Corporate Trust Company whose address is 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8.

On June 30, 2004, the shareholders' list for the Company's common shares showed over 250 registered shareholders and 50,029,386 shares issued and outstanding.

There were 44 registered shareholders resident in the United States holding a total of 3,844,015 common shares, or 7.68% of the total outstanding.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 250 beneficial owners of its common shares.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “WKR”. The CUSIP number is 963900 10 5.

Table No. 11 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the last ten fiscal quarters. There have been no significant trading suspensions of the Company’s common stock during the prior three years.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

                                                                                                                               - Sales -

                                                           Canadian Dollars

 Period

                                                                           High            Low         Close

November 2004	$1.16	$0.86	$0.93
October 2004	$1.20	$0.96	$1.05
September 2004	$1.10	$0.87	$1.05
August 2004	$1.22	$0.98	$1.02
July 2004	$1.49	$0.92	$1.06
June 2004	$1.61	$0.50	$1.50

Three Months Ended 9/30/04	$1.49	$0.87	$1.05
Three Months Ended 6/30/04	$1.61	$0.50	$1.50
Three Months Ended 3/31/04	$0.92	$0.55	$0.70

Three Months Ended 12/31/03	$0.99	$0.23	$0.90
Three Months Ended 9/30/03	$0.25	$0.12	$0.25
Three Months Ended 6/30/03	$0.20	$0.10	$0.14
Three Months Ended 3/31/03	$0.35	$0.15	$0.16

Three Months Ended 12/31/02	$0.25	$0.08	$0.16
Three Months Ended 9/30/02	$0.22	$0.09	$0.09
Three Months Ended 6/30/02	$0.34	$0.06	$0.21
Three Months Ended 3/31/02	$0.17	$0.05	$0.08
Three Months Ended 12/31/01	$0.11	$0.04	$0.05
Three Months Ended 9/30/01	$0.15	$0.06	$0.09
Three Months Ended 6/30/01	$0.15	$0.06	$0.12

Fiscal Year Ended 6/30/04	$1.61	$0.12	$1.50
Fiscal Year Ended 6/30/03	$0.35	$0.08	$0.14
Fiscal Year Ended 6/30/02	$0.34	$0.04	$0.21
Fiscal Year Ended 6/30/01	$0.22	$0.06	$0.12
Fiscal Year Ended 6/30/00	$0.50	$0.19	$0.21

Table No. 12 lists, as of September 30, 2004, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
1,266,666	$1.25	June 25, 2005
7,719,998	$1.25	July 29, 2005
588,235	$1.25	August 3, 2005

9,574,899 Warrants Outstanding

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The TSX Venture Exchange (“TSX-V”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX-V is located in Calgary and the operations office is located in Vancouver.

The TSX-V is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. TSX-V policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues TSX-V notices to inform the public of halts, suspensions, delistings, and other enforcement actions.  All TSX-V notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and  implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel Division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 5 fiscal years are given in the table below.  All amounts listed are in CAD$.

Table No. 13

Common Shares Issued

Fiscal Year	Type of Share Issuance	Number of Common Shares Issued	Price	Total Gross Proceeds or deemed value

2001	None

2002	Issued for Mineral Properties	20,000	$ 0.20	$ 4,000
	Stock Options Exercised	300,000	0.10	30,000
	Private Placement	1,764,706	0.17	300,000
	Finder’s Fee	176,470	0.17	30,000

2003	Issued for Mineral Properties	40,000	$ 0.20	$ 8,000
	Stock Options Exercised	337,500	0.10	33,750

2004	Stock Options Exercised	2,124,500	Various	$ 268,310
	Exercise of Warrants	6,084,308	Various	2,377,872
	Issued for Mineral Properties	40,000	$0.78	31,200
	Private Placement	2,500,000	0.40	1,000,000
	Finder’s Fee	125,000	0.40	50,000
	Private Placement	7,764,704	0.85	6,600,000
	Private Placement	2,222,222	$0.90	2,000,000

2005	Exercise of Warrants	2,290,000	$0.60	$ 1,374,000
to date	Stock Options Exercised	150,000	0.41	61,500
	Private Placement	1,500,000	1.58	2,370,000

In June 2002, the Company completed a private placement of 1,764,706 common stock units at a price of $0.17 per unit for proceeds of $300,000. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $0.25 until June 27, 2004. As a finder’s fee, the Company issued Global Resource Investments Ltd. 176,470 units on the same terms as above.

In October 2003, the Company completed a private placement of 2,500,000 common share units at a price of $0.40 per unit for proceeds of $1,000,000. Each unit consisted of one common share and one common share purchase warrant exercisable into one common share at a price of $0.60 until October 24, 2005. As a finder’s fee, the Company issued Dundee Securities 125,000 units on the same terms as above, as well as 200,000 finder’s warrants exercisable at a price of $0.60 until October 24, 2004. On July 19, 2004, the Company announced that it was invoking the accelerated exercise period it held under the terms of the private placement. Therefore, the warrants formerly exercisable until October 24, 2005 expired on August 3, 2004.

In February 2004, the Company completed a private placement of 7,764,704 common share units at a price of $0.85 per unit for gross proceeds of $6,600,000. Each unit consists of one common share and one common share purchase warrant exercisable into one common share at a price of $1.25, 7,719,998 until July 29, 2005, and 588,235 until August 3, 2005. As a placement fee, the Company paid a cash commission of 5% of the gross proceeds and issued 543,529 broker’s warrants to GMP Securities Ltd. and Canaccord Capital Corporation, agents for the offering. The broker’s warrants allow the agents to purchase 543,529 common shares at a price of $1.25 per share until July 29, 2005.

In June 2004, the Company closed the private placement of 2,222,222 common share units at a price of $0.90 per unit. The buyer of the entire placement was Kinross Gold Corporation. Each unit consisted of one common share and one-half of a common share purchase warrant, with each full warrant exercisable into one common share at a price of $1.25 until July 25, 2005. GMP Securities was paid an advisory fee consisting of a cash payment of $100,000, which represents 5% of the gross proceeds of the financing, as well as being issued 155,555 common share purchase warrants with the same conditions as the unit warrants. Gross proceeds from the placement were $2,000,000.

In December 2004, the Company completed the private placement with Teck Cominco American Incorporated under the Financing and Property Acquisition Agreement. Teck subscribed for a private placement of 1,500,000 common stock units at a price of CAD$1.58 per unit for total proceeds of CAD$2,370,000. Each unit consists of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of CAD$2.50 until December 20, 2005.

Shares Not Representing Capital

-No Disclosure Necessary-

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company’s stock option plan was approved by Shareholder’s at the 2002 annual general meeting, and amended and approved at the 2003 annual general meeting held December 12, 2003. Under the plan, the Company may issue a maximum number of 7,072,935 common shares. Directors, officers, key employees, and certain other persons who provide services to the Company may be granted stock options.

The option price must not be less than the closing price of the common shares on the TSX Venture Exchange on the day immediately preceding the date of grant, less the applicable discount permitted by the policies of the Exchange. Any option must be exercised within a period of ten years from the date of granting, although the Board of Directors may determine a limitation period within this ten year period. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 14 as at November 30, 2004, as well as the number of options granted to Directors and all employees as a group.

Table No. 14

Stock Options Outstanding

                                                                          Number of

                                                                           Shares of                  CDN$

                                                                           Common                    Exer.                       Expiration

Name                                                                    Stock                       Price                               Date

John Leask, President, Chief Executive Officer, Chairman and Director	202,500 547,500	0.23 0.41	January 23, 2008 September 23, 2008
Gordon Leask, Director	202,500 547,500	0.23 0.41	January 23, 2008 September 23, 2008

Brian Edgar, Director	145,500 604,500	0.23 0.41	January 23, 2008 September 23, 2008

Megan Cameron-Jones, CFO, Corporate Secretary and Director	100,000 250,000	0.23 0.41	January 23, 2008 September 23, 2008

Robert Cuffney, Vice-President of Exploration	50,000 75,000 125,000 50,000	0.10 0.23 0.41 0.75	February 21, 2005 January 23, 2008 September 23, 2008 March 1, 2009

Total Officers and Directors (5 persons)	2,900,000
Total Consultants and Employees	415,000
Total Officers/Directors/Consultants/ Employees	3,315,000

Resolutions/Authorization/Approvals

-No Disclosure Necessary-

Memorandum and Articles of Association

The Company was incorporated in the Province of British Columbia under the B.C. Company Act on December 18, 1986. The Company's articles were amended on January 31, 1995 to increase the authorized share capital from 10,000,000 common shares to 100,000,000 common shares without par value.

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under Part 16, a director is required to disclose if he is, in any way either directly or indirectly interested in an existing or proposed contract or transaction where a conflict of duty or interest may be created. Such a director is not allowed to vote on any such transaction or contract with the Company in which he is interested

Part 17 does not allow directors, in the absence of an independent quorum, to conduct business, including to vote compensation to themselves or any members of their body.

Part 8 of the Company’s bylaws address the borrowing powers of the directors. The borrowing powers are summarized as follows:

The Directors may, from time to time on behalf of the Company:

a.

borrow money upon the credit or any security of the Company;

b.

issue bonds, debentures, and other debt obligations of the Company either outright or as security for any liability or obligation of the Company or any other person;

c.

mortgage, charge, or give other in all or any property or assets of the Company.

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

A director need not be a shareholder of the Company.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Company may by special resolution, create, define, and attach special rights or restrictions on any shares and by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles to vary or abrogate any special rights and restrictions attached to any shares, but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each affected class consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of three-fourths of the rest of such shares..

An annual general meeting shall be held once every calendar year at such time (not being more than 13 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

Material Contracts

The Company considers the following as material contracts, which have been entered into by the Company which are currently in effect:

1.

Assignment Agreement between the Company and the CUN Minerals, Inc. regarding the Indian Ranch property dated May 6, 1997.

2.

Option Agreement for the Indian Ranch property between the Company and Chapleau Resources Ltd. dated May 26, 1997.

3.

Amended Option agreement for the Indian Ranch property between the Company and Chapleau Resources Ltd. dated June 18, 2001.

4.

Agreement between the Company, Chapleau Resources Ltd. and Placer Dome U.S. Inc. for exploration and Joint-Venture of the Indian Ranch property dated March 26, 2003.

5.

Indemnity Agreement between the Company and John M. Leask dated September 23, 1997.

6.

Indemnity Agreement between the Company and Megan M. Cameron dated September 23, 1997.

7.

Indemnity Agreement between the Company and Brian D. Edgar dated September 23, 1997.

8.

Indemnity Agreement between the Company and Robert G. Cuffney dated August 12, 1998.

9.

Indemnity Agreement between the Company and Gordon P Leask dated January 23, 2003.

10.

Consulting Agreement between the Company and Robert Cuffney dated February 1, 2000.

The text of each of these contracts was filed with the Company’s 20-F Registration Statement.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

AFFECTING SECURITY HOLDERS

Except as discussed in ITEM #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or a WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statement by Experts

The Company’s auditors for its financial statements as at June 30, 2004, 2003 and 2002 was Davidson & Company, Chartered Accountants. The audit reports from the auditor are included with the related financial statements in this Annual Report.

Documents on Display

All documents incorporated and referred by reference in this 20-F Annual Report may be viewed at the Company’s Executive Office located at #922, 510 West Hastings Street, Vancouver, British Columbia, Canada.

Item 11.  Disclosures about Market Risk

The company’s mineral properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, White Knight’s market risks are minimal. The Company does, however, have future property payments due in United States currency. As a Canadian Company, White Knight’s cash balances are kept in both Canadian and U.S. dollar funds. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

Competitive Environment

The Company competes with other mining companies.  There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that the Company considers acceptable.

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and

Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

The Board of Directors has overall responsibility for reviewing the Company's disclosure to ensure the Company provides full and plain disclosure to shareholders and other stakeholders.  The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure to the Audit Committee, which is responsible for reviewing the Company's financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company's financial position.

Under the supervision and with the participation of the Company's management, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the "Evaluation Date") within 90 days prior to the filing date of this Annual Report.  Based upon that evaluation, the Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

There were no significant changes made in the Company's internal controls during the period covered by this Annual Report on Form 20-F or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

The Company's management does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company currently does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of three directors, all of whom are financially literate, have experience with public companies, and are very knowledgeable about the Company’s business and financial position. Currently, the Company’s operations are entirely exploratory in nature and the Board does not believe an Audit Committee Financial Expert is needed at this time.

Item 16B.  Code of Ethics

The Company does not currently have a Code of Ethics.

Item 16C.  Principal Accountant Fees and Services

The following table details the fees paid by the Company to Davidson & Company, Chartered Accountants, for professional services provided to the Company for fiscal years 2004 and 2003, ended June 30.

	Fiscal Year Ended June 30 (Canadian $’s)
	2004	2003
Audit Fees:
Audit Fees:	$ 22,860	$ 10,950
Audit Related Fees:	19,231	Nil
Tax Fees	Nil	Nil
Other Fees	1,250	Nil

Total Fees:	$ 43,341	$ 10,950

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CAD$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 14 to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Davidson & Company, Chartered Accountants, is included herein immediately preceding the financial statements.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Davidson & Company, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, dated September 16, 2004.

Consolidated Balance Sheets at June 30, 2004 and 2003.

Consolidated Statements of Operations for the years ended June 30, 2004, 2003, and 2002.

Consolidated Statement of Shareholders’ Equity for the years ended June 30, 2004, 2003, and 2002.

Consolidated Statements of Cash Flows for the years ended June 30, 2004, 2003, and 2002.

Notes to the Consolidated Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)  Index to Exhibits:

1. Certificate of Incorporation, Articles of Incorporation, and By-laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A
4. Material Contracts - N/A
5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

WHITE KNIGHT RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of White Knight Resources Ltd.

We have audited the consolidated balance sheets of White Knight Resources Ltd. as at June 30, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended June 30, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and its cash flows for the years ended June 30, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants September 16, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated September 16, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants September 16, 2004

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

WHITE KNIGHT RESOURCES LTD. CONSOLIDATED BALANCE SHEETS (Expressed in Canadian Dollars) AS AT JUNE 30
	2004	2003
ASSETS Current Cash and cash equivalents	$ 2,395,527	$ 133,386
Temporary investments (Note 3)	7,450,824
Receivables	72,707	2,099
Prepaid expenses	15,760	11,386
Total current assets	9,934,818	146,871
Mineral property interests (Note 4)	1,754,374	1,104,759
Deferred exploration costs (Note 5)	733,072	506,371
Equipment (Note 6)	85,903	6,839
Reclamation bonds	212,239	146,987
Total assets	$ 12,720,406	$ 1,911,827
LIABILITIES AND SHAREHOLDERS' EQUITY Current Accounts payable and accrued liabilities	$ 59,715	$ 10,574
Due to related parties (Note 7)	70,370	223,538
Total current liabilities	130,085	234,112
Shareholders' equity Capital stock (Note 8) Authorized: 100,000,000 common shares without par value Issued and outstanding 50,029,386 (2003 – 29,158,652)	22,904,872	11,523,920
Contributed surplus	1,195,911
Deficit	(11,510,462)	(9,846,205)
Total shareholders’ equity	12,590,321	1,677,715
Total liabilities and shareholders’ equity	$ 12,720,406	$ 1,911,827

Nature and continuance of operations (Note 1)

Commitment (Note 12)

On behalf of the Board:

WHITE KNIGHT RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2004	2003	2002
ADMINISTRATION COSTS Amortization	$ 13,893	$ 2,645	$ 3,725
Audit	10,950	11,550	11,150
Bank charges and interest	1,520	859	899
Consulting	82,540	36,761	25,293
Consulting – related party (Note 7)		14,000	24,000
Consulting – stock based compensation (Note 8)	840,005
Investor relations and shareholder information	52,889	21,069	7,339
Legal	23,196	22,699	5,805
Management fees – related party (Note 7)	210,000	58,000	48,000
Office and miscellaneous	56,201	15,866	14,938
Rent	28,300	13,100	11,825
Telephone	8,898	4,572	8,805
Transfer agent and listing fees	55,506	8,542	13,554
Travel and entertainment	52,569	973	4,029
Wages and benefits	31,863
Loss before other items	(1,468,330)	(210,636)	(179,362)

OTHER ITEMS Write-off of mineral property interests			(753,384)
Write-off of deferred exploration costs (Note 5)	(241,549)	(118,399)	(850,212)
Interest income	97,920	7,813	24,097
Gain (loss) on foreign exchange	(9,299)	(36,524)	16,531
Unrealized loss on temporary investments (Note 3)	(42,999)
Option payments received, net			35,910
Gain on disposal of equipment			27,237
	(195,927)	(147,110)	(1,499,821)
Loss for the year	$ (1,664,257)	$ (357,746)	$ (1,679,183)
Basic and diluted loss per common share	$ (0.04)	$ (0.01)	$ (0.06)
Weighted average number of common shares outstanding	39,038,472	28,958,186	26,577,852

WHITE KNIGHT RESOURCES LTD.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (Expressed in Canadian Dollars)

	Number of Shares	Price	Amount	Contributed Surplus	Deficit	Total
Balance, June 30, 2001 Shares issued for:	26,519,976	$	$ 11,148,170	$	$ (7,809,276)	$ 3,338,894
Mineral property interests	20,000	0.20	4,000			4,000
Exercise of stock options	300,000	0.10	30,000			30,000
Private placement	1,764,706	0.17	300,000			300,000
Finder’s fee	176,470	0.17
Loss for the year					(1,679,183)	(1,679,183)
Balance, June 30, 2002 Shares issued for:	28,781,152		11,482,170		(9,488,459)	1,993,711
Mineral property interests	40,000	0.20	8,000			8,000
Exercise of stock options	337,500	0.10	33,750			33,750
Loss for the year					(357,746)	(357,746)
Balance, June 30, 2003 Shares issued for:	29,158,652		11,523,920		(9,846,205)	1,677,715
Mineral property interests	40,000	0.78	31,200			31,200
Exercise of stock options	2,134,500	0.13	268,310			268,310
Exercise of warrants	6,084,308	0.39	2,377,872			2,377,872
Private placement	2,500,000	0.40	1,000,000			1,000,000
Finder’s fee	125,000	0.40
Private placement	7,764,704	0.85	6,599,998			6,599,998
Private placement	2,222,222	0.90	2,000,000			2,000,000
Private placement expenses			(896,428)	355,906		(540,522)
Stock-based compensation				840,005		840,005
Loss for the year					(1,664,257)	(1,664,257)
Balance, June 30, 2004	50,029,386		$ 22,904,872	$1,195,911	$(11,510,462)	$12,590,321

WHITE KNIGHT RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES Loss for the year	$ (1,664,257)	$ (357,746)	$ (1,679,183)
Items not affecting cash: Amortization	13,893	2,645	3,725
Write-off of mineral property interests			753,384
Write-off of deferred exploration costs	241,549	118,399	850,212
Gain on disposal of equipment			(27,237)
Stock-based compensation	840,005
Unrealized loss on temporary investments	42,999
Changes in non-cash working capital items: Decrease (increase) in receivables	(70,608)	2,305	(2,132)
Increase in prepaid expenses	(4,374)	(157)	(1,805)
Increase (decrease) in accounts payable and accrued liabilities	49,141	(38,904)	41,211
Increase (decrease) in due to related parties	(153,168)	132,837	48,347
Net cash used in operating activities	(704,820)	(140,621)	(13,478)
CASH FLOWS FROM FINANCING ACTIVITIES Issuance of capital stock	11,705,658	33,750	330,000
Net cash provided by financing activities	11,705,658	33,750	330,000
CASH FLOWS FROM INVESTING ACTIVITIES Promissory note			75,441
Acquisition of mineral property interests	(618,415)	(137,565)	(188,957)
Deferred exploration costs	(468,250)	(216,788)	(346,578)
Reclamation bond refunded (posted)	(65,252)	85,943
Acquisition of temporary investments	(7,493,823)
Disposal of equipment			55,822
Acquisition of equipment	(92,957)
Net cash used in investing activities	(8,738,697)	(268,410)	(404,272)

Increase (decrease) in cash and cash equivalents during the year	2,262,141	(375,281)	(87,750)
Cash and cash equivalents, beginning of year	133,386	508,667	596,417
Cash and cash equivalents, end of year	$ 2,395,527	$ 133,386	$ 508,667

Supplemental disclosures with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

1.

NATURE AND CONTINUANCE OF OPERATIONS

White Knight Resources Ltd. (the "Company") is a Canadian company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral property interests.

At the date of these consolidated financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its mineral property interests. The ability of the Company to realize the costs it has incurred to date on these mineral property interests is dependent upon the Company being able to lever its property interests and cash, by way of exploration activities and option/joint ventures, into assets of greater value or to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned revenues and is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. The Company has sufficient resources to meet its obligations for the foreseeable future at its current level of activity.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated balance sheets.

All amounts are in Canadian dollars unless otherwise stated.

	2004	2003
Working capital (deficit) Deficit	$ 9,804,733 (11,510,462)	$ (87,241) (9,846,205)

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant accounting policies adopted by the Company are as follows:

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

 Principles of consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries, all of which are 100% owned:

White Knight Gold (U.S.) Inc.

CUN Minerals Inc.

Quito Gold Corp.

All material inter-company transactions have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. At June 30, 2004 and 2003, cash and cash equivalents consisted of cash held in financial institutions.

Temporary investments

Temporary investments are recorded at the lower of cost or market on an aggregate basis.

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost. The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost. All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment. If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest. Management’s determination for impairment is based on: i) whether the Company’s exploration programs on the mineral property interests has significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work. As at June 30, 2004 and 2003, management believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Canadian GAAP Conflict in Accounting for Mineral Property Interests and Deferred Exploration Costs

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”). AcG 11 addresses three

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

distinct issues: i) the capitalization of costs/expenditures; ii) impairment; and iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies and is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, is the year ended June 30, 2001.

In March 2002, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-126 “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment” (“HB 3061”), paragraph .21, which states that for a mineral property interest, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the mineral property interest, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and HB 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mineral property interest is required.

As disclosed above, the Company considers that its mineral property interests and deferred exploration costs have the characteristics of property, plant and equipment, and, accordingly, the Company has chosen to classify its mineral property interests and deferred exploration costs as tangible assets in accordance with its interpretation of Canadian GAAP.

Although the Company believes its accounting policy is appropriate and consistent with Canadian GAAP, there is an alternative interpretation of Canadian GAAP that would consider them to be intangible assets as a result of the issuance of CICA Handbook Section 1581 “Business Combinations” (“HB 1581”) and CICA Handbook Section 3062 “Goodwill and Other Intangible Assets” (“HB 3062”).

This alternative interpretation under HB 1581 and HB 3062 would provide for the capitalization of a contract based mining asset as an intangible asset at its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination. For exploration stage mineral property interests and deferred exploration costs such as those owned by the Company, the excess of the carrying value over the residual value of the intangible assets would be amortized on a straight-line basis over the period in which the Company expected to complete its exploration process or convert, develop or further explore the underlying properties. For the Company, a reasonable estimate of this amortization period would be 5 years.

If the Company had chosen to account for these costs as intangible assets under HB 1581 and HB 3062 effective July 1, 2002, the Company’s consolidated balance sheets as at June 30, 2004 and 2003 and consolidated statement of operations for the years ended June 30, 2004 and 2003 would change as follows:

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

		2004			2003

	Balance, as reported	Pro-Forma Adjustments	Pro-Forma Balance	Balance, as reported	Pro-Foma Adjustments	Pro-Forma Balance

Current assets	$ 9,934,818	$	$ 9,934,818	$ 146,871	$	$ 146,871
Mineral property interests	1,754,374	(571,827)	1,182,547	1,104,759	(220,952)	883,807
Deferred exploration costs	733,072	(247,888)	485,184	506,371	(101,274)	405,097
Equipment	85,903		85,903	6,839		6,839
Reclamation bonds	212,239		212,239	146,987		146,987

	$ 12,720,406	$ (819,715)	$ 11,900,691	$ 1,911,827	$ (322,226)	$ 1,589,601

Current liabilities	$ 130,085	$	$ 130,085	$ 234,112	$	$ 234,112
Shareholders’ equity	12,590,321	(819,715)	11,770,606	1,677,715	(322,226)	1,355,489

	$ 12,720,406	$ (819,715)	$ 11,900,691	$ 1,911,827	$ (322,226)	$ 1,589,601

	2004	2003
Loss for the year, as reported Adjustments: Amortization of mineral property interests Amortization of deferred exploration costs Loss for the year, pro-forma	$ (1,664,257) (350,875) (146,614)	$ (357,746) (220,952) (101,274)
	$ (2,161,746)	$ (679,972)
Basic and diluted loss per share, as reported	$ (0.04)	$ (0.01)
Basic and diluted loss per share, pro-forma	$ (0.06)	$ (0.02)

It is possible that the CICA may provide additional guidance in the future that may clarify this situation and such guidance, if promulgated, may confirm or change the Company’s current method of accounting for mineral property interests. Unless such alternative guidance is provided, the Company expects to continue accounting for these assets as tangible assets.

Values

The amounts shown for mineral property interests and deferred exploration costs represent costs incurred to date and do not reflect present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Cost of maintaining mineral property interests

The Company does not accrue the estimated future costs of maintaining its mineral property interests in good standing.

Environmental protection and rehabilitation costs

The operations of the Company have been and may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs are secured by reclamation bonds of $212,239.

Risk management

The Company's largest non-monetary assets are its mineral property interests in the United States of America. The Company could accordingly be at risk for foreign currency fluctuations and developing legal and political environments.

The Company does not maintain significant cash or other monetary assets or liabilities in the United States.

The Company relies on local consultants for the management of its exploration activities and for legal and accounting matters.

Equipment and amortization

Equipment is recorded at cost and amortization is calculated at the following rates per annum using the declining-balance method:

Vehicles and equipment	30%
Office equipment	20%

Impairment of long-lived assets and long-lived assets to be disposed of

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Foreign currency translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year.

Stock-based compensation

Effective July 1, 2002, the Company adopted the CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs. The section permitted, and the Company adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees and directors only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock. There is no effect on the financial statements for the year ended June 30, 2003.

Effective July 1, 2003, the Company recognizes compensation expense, on a prospective basis, for all stock options and warrants granted using the fair value based method of accounting. Pro forma disclosures of loss and loss per share as if the fair value based accounting method had been used to account for stock-based compensation for any options granted before July 1, 2003 but on or after July 1, 2002 are provided in the notes.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding at June 30, 2004 of 39,038,472 (2003 – 28,958,186; 2002 – 26,577,852) does not include the 11,964,899 (2003 – 5,649,308; 2002 – 5,649,308) warrants outstanding and the 3,665,000 (2003 – 3,075,000; 2002 – 2,660,000) stock options outstanding.

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

New accounting pronouncements

The CICA has issued CICA Handbook Section 3110 “Asset Retirement Obligations” which is effective for years beginning on or after January 1, 2004. This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company is analyzing the impact of this new standard.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3.

TEMPORARY INVESTMENTS

Temporary investments consist of highly liquid bonds with a market value at June 30, 2004 of $7,450,824 and a cost of $7,493,823. The loss reported in the consolidated financial statements related to temporary investments is an unrealized loss and only reflects the market situation at June 30, 2004.

4.

MINERAL PROPERTY INTERESTS

	Balance at		Balance at
	June 30, 2003	Additions Recovery	June 30, 2004
Nevada Properties Indian Ranch	$ 108,402	$ $	$ 108,402
New Pass	387,381	15,600	402,981
Squaw Creek	404,550	22,013	426,563
Cabin Creek	13,052	4,374	17,426
Cottonwood	30,692	27,324	58,016
Gold Bar Horst	61,700	20,843	82,543
Gold Pick	8,202	2,609	10,811
Hunter	36,203	26,627	62,830
Slaven Canyon	54,177	109,137	163,314
Tonkin Summit		59,615	59,615
Benmark		24,922	24,922
Celt		106,057	106,057
Fye Canyon		119,889	119,889
Goldstone		19,846	19,846
McClusky	400	55,794	56,194
Pat Canyon		34,965	34,965
Total Nevada Properties	$ 1,104,759	$ 649,615 $	$ 1,754,374

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

4.

MINERAL PROPERTY INTERESTS (cont’d…)

	Balance at			Balance at
	June 30, 2002	Additions	Recovery	June 30, 2003
Nevada Properties Indian Ranch	$ 109,031	$ 59,780	$ (60,409)	$ 108,402
New Pass	369,842	17,539		387,381
Squaw Creek	379,802	24,748		404,550
Cabin Creek	8,037	5,015		13,052
Cottonwood	14,420	16,272		30,692
Gold Bar Horst	38,268	23,432		61,700
Gold Pick	5,088	3,114		8,202
Hunter	21,059	15,144		36,203
Slaven Canyon	13,647	40,530		54,177
General exploration		400		400
Total Nevada Properties	$ 959,194	$ 205,974	$ (60,409)	$ 1,104,759

	Balance at			Balance at
	June 30,			June 30,
	2001	Additions	Write-offs	2002
Nevada Properties Indian Ranch	$ 95,730	$ 13,301	$	$ 109,031
New Pass	346,009	23,833		369,842
Quito	452,322	16,882	(469,204)
Squaw Creek	343,060	36,742		379,802
Cabin Creek		8,037		8,037
Cottonwood		14,420		14,420
Gold Bar Horst		38,268		38,268
Gold Pick		5,088		5,088
Hunter		21,059		21,059
Slaven Canyon		13,647		13,647
Total Nevada Properties	1,237,121	191,277	(469,204)	959,194
British Columbia Properties MGM	282,500	1,680	(284,180)
	$ 1,519,621	$ 192,957	$ (753,384)	$ 959,194

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, expects title to all of its interests to be in good standing. The mineral property interests in which the Company has committed to earn an interest are located in the United States and the Company is therefore relying on advice by legal counsel who are basing such advice on the laws of the United States.

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

4.

MINERAL PROPERTY INTERESTS (cont’d…)

 Cottonwood, Eureka County, Nevada

In fiscal 2002, the Company staked 56 claims and executed a mining lease agreement to acquire six adjacent claims. Under the terms of the agreement, the Company has made lease payments totalling US$4,000 and has issued 40,000 common shares of the Company at a value of $19,600. In addition, the Company is required to make successive lease payments totalling US$5,000 and issue a further 40,000 common shares of the Company over the next two-year period, and thereafter is required to make annual lease payments of US$5,000.

Fye Canyon, Eureka County, Nevada

During the current year, the Company executed a mining lease agreement to acquire 114 claims. Under the terms of the agreement, the Company has made an initial lease payment of US$5,000 which will increase by US$5,000 per year to a maximum of US$50,000 per year. The underlying royalty retained by the owner is 2% of net smelter returns up to a maximum of US$1,000,000 after which it is reduced to 1% of net smelter returns to a maximum of US$5,000,000. The Company has staked an additional 195 claims in the surrounding area.

Hunter, Eureka County, Nevada

In fiscal 2002, the Company staked 46 claims and executed a mining lease agreement to acquire two adjacent claims. Under the terms of the agreement, the Company has made lease payments totalling US$7,000 and issued 60,000 common shares of the Company at a value of $23,600. In addition, the Company is required to make successive lease payments totalling US$7,000 and issue a further 40,000 common shares of the Company over the next three-year period, and thereafter is required to make annual lease payments of US$7,000.

Indian Ranch, Eureka County, Nevada

In fiscal 1994, the Company entered into a lease agreement for a 100% interest in 48 claims by issuing 100,000 common shares of the Company. The agreement is subject to a 6% net smelter return royalty payable to the lessee. The agreement was amended during the prior year by a cash payment of US$15,000 (paid) so that the minimum annual exploratory drilling commitment of 5,000 feet be reduced to 2,500 feet in 2003 and the Company has the ability to buy down the 6% net smelter return royalty to 3% by making a payment of US$500,000. The Company holds an additional 496 claims within the area of interest.

In fiscal 1997, the Company entered into an option agreement with Chapleau Resources Ltd. (“Chapleau”). Pursuant to the terms of the agreement and the subsequent amendment, Chapleau was vested a 40% undivided interest in the property in 2001 by making option payments totalling US$400,000 and incurring cumulative expenditures of US$1,500,000.

In fiscal 2001, the Company and Chapleau entered into an option agreement with Kennecott Exploration Company (“Kennecott”) whereby Kennecott could earn a 60% interest in the property by making certain option payments and incurring certain exploration expenditures. After paying the Company US$100,000 in option payments, Kennecott terminated the agreement in November 2001. Upon termination of the Kennecott agreement, Chapleau’s interest in the property was reduced to a 25% undivided interest, leaving the Company with a 75% undivided interest in the property.

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

4.

MINERAL PROPERTY INTERESTS (cont’d…)

In fiscal 2003, the Company and Chapleau entered into an option-joint venture agreement with Placer Dome U.S. Inc. (“PDUS”). Under the terms of the agreement, PDUS may earn a 60% interest in the property by incurring minimum work expenditures of US$2.0 million over a four year period and reimbursing the companies US$40,000 (received) for their 2002 claim filing costs. Upon vesting its 60% ownership, PDUS can elect to earn an additional 15% by financing a feasibility study on the property.

New Pass, Churchill County, Nevada

In fiscal 1998, the Company purchased a 100% interest from Quest USA Resources Inc. by making payments totalling US$165,000, subject to a 2.75% net smelter return royalty. In fiscal 2000, the Company purchased the 2.75% net smelter return royalty by issuing 100,000 common shares of its capital stock to the vendor. The property is comprised of 107 claims. The Company dropped 37 claims during the year.

Slaven Canyon, Lander County, Nevada

In fiscal 2002, the Company acquired 51 claims by staking. In fiscal 2003, the Company acquired 17 claims by staking and acquired an additional 642 acres of land contiguous to the Company’s claims by executing three lease agreements which provide for cash payments totalling US$16,000 on signing and escalating lease payments thereafter. During the current year, the Company acquired an additional 190 claims by staking and acquired an additional 350 acres of land contiguous to the Company’s claims by executing seven lease agreements which provide for cash payments totalling US$7,400 on signing and escalating lease payments thereafter. The underlying royalty retained by the owners ranges from ½% of net smelter returns to 3½% of net smelter returns with a buy-down provision allowing the Company to reduce the underlying royalty to a 2% net smelter return by paying US$1,500,000.

Squaw Creek, Elko County, Nevada

Since 1996, the Company has held a 100% interest in 151 claims located in Elko County which were acquired by staking.

Other

In fiscal 2002, the Company acquired a 100% interest by staking the Cabin Creek and Gold Bar Horst properties, located in Eureka County, Nevada. In fiscal 2003, the Company acquired a 100% interest in the Gold Pick property located in the Gold Bar Mine District of Nevada by staking. During the current year, the Company acquired the McClusky, Celt, Pat Canyon, Tonkin Summit, Benmark, and Goldstone properties.

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

5.

DEFERRED EXPLORATION COSTS (cont’d…)

	Balance at		Balance at
	June 30,		June 30,
By Type of Cost	2003	Additions	2004
Assays	$ 680,604	$ 527	$ 681,131
Consulting	2,342,159	235,218	2,577,377
Drilling	2,753,845		2,753,845
Surveys	320,921	176,384	497,305
Trenching and site preparation	368,921		368,921
Reclamation	178,609	880	179,489
Recording	80,079		80,079
Field operations	648,525	31,829	680,354
Drafting and report preparation	393,336	22,866	416,202
Transportation	91,287		91,287
Supervision	356,177	546	356,723
Recovery	(4,897,361)		(4,897,361)
Write-off	(2,810,731)	(241,549)	(3,052,280)
Total	$ 506,371	$ 226,701	$ 733,072

	Balance at		Balance at
	June 30,		June 30,
By Type of Cost	2002	Additions	2003
Assays	$ 680,078	$ 526	$ 680,604
Consulting	2,164,615	177,544	2,342,159
Drilling	2,753,845		2,753,845
Surveys	320,921		320,921
Trenching and site preparation	368,921		368,921
Reclamation	173,772	4,837	178,609
Recording	80,079		80,079
Field operations	626,539	21,986	648,525
Drafting and report preparation	381,441	11,895	393,336
Transportation	91,287		91,287
Supervision	356,177		356,177
Recovery	(4,897,361)		(4,897,361)
Write-off	(2,692,332)	(118,399)	(2,810,731)
Total	$ 407,982	$ 98,389	$ 506,371

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

5.

DEFERRED EXPLORATION COSTS (cont’d…)

	Balance at			Balance at
	June 30,			June 30,
By Property	2003	Additions	Write-offs	2004
Nevada Properties Indian Ranch	$ 10,099	$ 2,296	$	$ 12,395
New Pass	229,959	7,287		237,246
Squaw Creek	1,444	783		2,227
Cabin Creek	26,322			26,322
Cottonwood	30,807			30,807
Gold Bar Horst	40,975			40,975
Gold Pick	47,939	12,994		60,933
Hunter	23,028			23,028
Slaven Canyon	88,532	110,989		199,521
McClusky	7,266	14,240		21,506
Benmark		2,091		2,091
Celt		24,295		24,295
Fye Canyon		31,495		31,495
Goldstone		2,920		2,920
Pat Canyon		13,007		13,007
Tonkin Summit		4,304		4,304
General exploration		241,549	(241,549)
Total Nevada Properties	$ 506,371	$ 468,250	$ (241,549)	$ 733,072

	Balance at			Balance at
	June 30,			June 30,
By Property	2002	Additions	Write-offs	2003
Nevada Properties Indian Ranch	$	$ 10,099	$	$ 10,099
New Pass	222,777	7,182		229,959
Quito		8,089	(8,089)
Squaw Creek		1,444		1,444
Cabin Creek	23,635	2,687		26,322
Cottonwood	30,089	718		30,807
Gold Bar Horst	39,201	1,774		40,975
Gold Pick	23,704	24,235		47,939
Hunter	21,702	1,326		23,028
Slaven Canyon	46,874	41,658		88,532
General exploration (including McClusky)		117,576	(110,310)	7,266

Total Nevada Properties	$ 407,982	$ 216,788	$ (118,399)	$ 506,371

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

5.

DEFERRED EXPLORATION COSTS (cont’d…)

	Balance at				Balance at
	June 30,				June 30,
By Property	2001	Additions	Recovery	Write-offs	2002

Nevada Properties

Indian Ranch

New Pass

Quito

Squaw Creek

Cabin Creek

Cottonwood

Gold Bar Horst

Gold Pick

Hunter

Slaven Canyon

General exploration

Total Nevada Properties

British Columbia Properties

MGM

	$ 219,875 676,260	$ 9,151 2,902 1,026 2,002 23,635 30,089 39,201 23,704 21,702 46,874 157,445	$ (9,151) (2,002)	$ (677,286) (157,445)	$ 222,777 23,635 30,089 39,201 23,704 21,702 46,874
		357,731
	896,135 15,481		(11,153)	(834,731) (15,481)	407,982
			$ (11,153)
	$ 911,616	$ 357,731		$ (850,212)	$ 407,982

6.

EQUIPMENT

		2004			2003

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Vehicles and equipment	$ 98,765	$ 48,384	$ 50,381	$ 43,362	$ 38,656	$ 4,706

Office equipment	46,758	11,236	35,522	9,204	7,071	2,133

	$ 145,523	$ 59,620	$ 85,903	$ 52,566	$ 45,727	$ 6,839

7.

RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

a)

Paid or accrued $210,000 (2003 - $58,000; 2002 - $48,000) in management fees to directors and officers of the Company and to companies controlled by directors of the Company.

b)

Paid or accrued $115,879 (2003 - $122,736; 2002 - $148,789) in consulting fees to directors and officers of the Company and to companies controlled by directors of the Company, of which $115,879 (2003 - $108,736; 2002 - $95,695) are included in or written-off to deferred exploration costs.

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

7.

RELATED PARTY TRANSACTIONS (cont’d…)

At June 30, 2004, there is $70,370 (2003 - $223,538) payable to directors and officers of the Company and to companies controlled by directors of the Company. The amounts are unsecured and non-interest bearing.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

8.

CAPITAL STOCK

Share issuances

During the year the Company completed three private placements:

a)

2,500,000 units at $0.40, each unit consisting of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to purchase an additional share at $0.60 for two years (435,000 warrants exercised during the year) with an additional provision that if the closing price of the Company’s shares exceeds $0.95 for a period of more than 20 business days, the warrants must be exercised within two weeks of notice (triggered subsequent to year end). A finder’s fee of 125,000 units were issued as well as finder’s warrants valued at $47,304 entitling the holder to acquire 200,000 shares of the Company at a price of $0.60 for one year; subject to the same additional provision as for the placees (triggered subsequent to year end),

b)

7,764,704 units at $0.85, each unit consisting of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to purchase an additional share at $1.25 for 18 months. Brokers’ warrants valued at $239,567 were issued entitling the holder to acquire 543,529 shares of the Company at a price of $1.25, exercisable for 18 months;

c)

2,222,222 units at $0.90, each unit consisting of one common share and one-half non-transferable share purchase warrant, each one warrant entitling the holder to purchase an additional share at $1.25 for one year. Brokers’ warrants valued at $69,035 were issued entitling the holder to acquire 155,555 shares of the Company at a price of $1.25, exercisable for 1 year.

d)

Share issuance costs related to private placements during the year totalled $540,522.

Stock options

Under the Company’s stock option plan effective November 4, 2002 and amended December 12, 2003, the Company may grant options for up to 7,072,935 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor relations. Options granted to consultants engaged in investor relations activities vest no earlier than as to one-quarter upon the grant date and a further one-quarter after each of the following three three-month periods. The options can be granted for a maximum term of 10 years.

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

8.

CAPITAL STOCK (cont’d…)

At June 30, 2004, the following incentive stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
150,000	$ 0.41	September 23, 2004 (exercised)
80,000	0.10	February 21, 2005
200,000	1.25	June 25, 2005
55,000	0.10	May 14, 2006
805,500	0.23	January 23, 2008
2,074,500	0.41	September 23, 2008
300,000	0.75	March 1, 2009
3,665,000

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, June 30, 2001	2,510,000	$ 0.10
Options granted	525,000	0.10
Options expired	(75,000)	0.10
Options exercised	(300,000)	0.10
Balance, June 30, 2002	2,660,000	0.10
Options granted	1,227,500	0.23
Options expired/cancelled	(475,000)	0.20
Options exercised	(337,500)	0.10
Balance, June 30, 2003	3,075,000	0.15
Options granted	2,724,500	0.51
Options exercised	(2,134,500)	0.13

Balance, June 30, 2004	3,665,000	$ 0.43
Number of options currently exercisable	3,338,500	$ 0.39
Weighted average fair value of options granted during the year	2002	$ 0.09
	2003	0.21
	2004	0.39

Stock-based compensation

Effective July 1, 2003, the Comp any recognizes compensation expense for all stock options and warrants granted using the fair value based method of accounting. During fiscal 2003, the Company elected to measure compensation costs using the intrinsic value-based method for employee and director stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant. Had the compensation costs during fiscal

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

8.

CAPITAL STOCK (cont’d…)

2003 been determined based on the fair value of the options and warrants at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures for fiscal 2002 are not required.

Loss for the year as reported	$ (357,746)
Compensation expense under Section 3870	(257,725)
Pro forma loss for the year	$ (615,471)
Pro forma basic and diluted loss per common share	$ (0.02)

The following assumptions were used in the Black-Scholes valuation of stock options and warrants granted during the years presented:

	2004	2003
Risk-free interest rate	2.95% - 4.18%	4.01%
Expected life of options and warrants	1 year -5 years	5 years
Annualized volatility	115.93% - 151.71%	148.73%
Dividend	0.00%	0.00%

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Exercise Expiry Date Price
Balance, June 30, 2001	4,208,132
Warrants cancelled	(500,000)	$ 0.45 March 31, 2003
Warrants granted	1,941,176	0.25 June 27, 2004
Balance, June 30, 2002 and 2003	5,649,308
Warrants exercised	(3,708,132)	0.44 November 18, 2003
Warrants exercised	(1,941,176)	0.25 June 27, 2004
Warrants granted	200,000	0.60 October 24, 2004
Warrants granted	2,625,000	0.60 Aug.3, 2004 (exercised)
Warrants exercised	(435,000)	0.60 August 3, 2004
Warrants granted	7,719,998	1.25 July 29, 2005
Warrants granted	588,235	1.25 August 3, 2005
Warrants granted	1,266,666	1.25 June 25, 2005
Balance, June 30, 2004	11,964,899

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

9.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

	2004	2003	2002

Loss before income tax recovery	$ (1,664,257)	$ (357,746)	$ (1,679,183)

Expected income tax recovery	$ (618,241)	$ (134,513)	$ (748,916)
Non-deductible expenses	315,842
Differences in foreign tax rates	1,810	(14,893)	99,237
Tax loss benefit not recognized for book purposes	300,589	149,406	649,679

Actual income tax recovery	$ NIL	$ NIL	$ NIL

The significant components of the Company’s future tax assets are as follows:

	2004	2003	2002

Net operating loss carry forwards	$ 2,517,008	$ 2,498,359	$ 2,252,043
Cumulative exploration and development expenses	618,517	653,265	794,509

	3,135,525	3,151,624	3,046,552

Less: valuation allowances	(3,135,525)	(3,151,624)	(3,046,552)

Net future tax assets	$ NIL	$ NIL	$ NIL

The Company has non-capital losses of approximately $7,260,000 which may be carried forward and applied against taxable income in future years. These losses, if unutilized, will begin to expire in 2005. Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $1,740,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

10.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the decision-making group, in deciding how to allocate resources and in assessing performance. Substantially all of the Company’s operations are within the mining sector. The Company’s mineral exploration operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues. The Company’s operations are therefore segmented on a geographic basis. The Company’s mineral property interests and deferred exploration costs are located in the United States (Note 4).

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate head office in Canada.

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

10.

SEGMENTED INFORMATION (cont’d…)

Details of identifiable assets by geographic segments are as follows:

	Total		Mineral Property Interests and Deferred Exploration	Other
	Assets	Equipment	Costs	Assets
June 30, 2004
Canada	$ 9,921,453	$	$	$ 9,921,453
United States	2,798,953	85,903	2,487,446	225,604
	$ 12,720,406	$ 85,903	$ 2,487,446	$ 10,147,057
June 30, 2003
Canada	$ 55,149	$	$	$ 55,149
United States	1,856,678	6,839	1,611,130	238,709
	$ 1,911,827	$ 6,839	$ 1,611,130	$ 293,858
	2004	2003	2002
Loss before other items: Canada	$ 1,366,939	$ 201,223	$ 164,769
United States	101,391	9,413	14,593
	$ 1,468,330	$ 210,636	$ 179,362

11.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Significant non-cash transactions during the years ended June 30, 2004 and June 30, 2003 include the Company issuing 40,000 common shares each year at a value in the current year of $31,200 (2003 - $8,000) for the acquisition of mineral property interests. In the year ended June 30, 2004, the Company issued 125,000 common shares as a finder’s fee related to a private placement.

Significant non-cash transactions during the year ended June 30, 2002 include the following:

a)

The Company issued 20,000 common shares at a value of $4,000 for the acquisition of mineral property interests.

b)

The Company issued 176,470 common shares for a finder's fee related to the private placement.

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

12.

COMMITMENT

The Company has entered into lease agreements for its premises in Canada and the United States. The annual lease commitments are as follows:

	United States Premises		Canadian Premises
2005	US$	22,493	$ 21,000
2006		24,041	21,600
2007		24,245	21,600
2008		25,070	22,500

	$ 95,849		$ 86,700

13.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, temporary investments, receivables, reclamation bonds, accounts payable and accrued liabilities, and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company has its cash primarily in one commercial bank in Vancouver, British Columbia, Canada and one commercial bank in Reno, Nevada, United States.

The Company’s reclamation bonds are secured by certificates of deposit with Canadian and United States banks and interest is paid on a periodic basis to the Company.

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

1.4

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

2004

2003

Balance,

Balance,

Balance,

Balance,

Canadian

United

Canadian

United

GAAP      Adjustments

States

GAAP       Adjustments

States

GAAP

GAAP

Current assets	$9,934,818	$	$ 9,934,818	$ 146,871	$	$ 146,871
Mineral property interests	1,754,374	(1,754,374)		1,104,759	(1,104,759)
Deferred exploration costs	733,072	(733,072)		506,371	(506,371)
Equipment	85,903		85,903	6,839		6,839
Reclamation bonds	212,239		212,239	146,987		146,987
	$12,720,406	$(2,487,446)	$10,232,960	$1,911,827	$ (1,611,130)	$ 300,697
Current liabilities	$ 130,085	$	$ 130,085	$ 234,112	$	$ 234,112
Shareholders' equity	12,590,321	(2,487,446)	10,102,875	1,677,715	(1,611,130)	66,585
	$12,720,406	$(2,487,446)	$10,232,960	$1,911,827	$(1,611,130)	$ 300,697

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

	2004	2003	2002
Loss for the year, Canadian GAAP	$(1,664,257)	$(357,746)	$(1,679,183)
Adjustments: Mineral property interests	(649,615)	(145,565)	(192,957)
Deferred exploration costs	(226,701)	(216,788)	(346,578)
Prior years’ write-offs		118,399	1,426,563
Stock-based compensation			(34,318)
Loss for the year, United States GAAP	$(2,540,573)	$(601,700)	$ (826,473)
Basic and diluted loss per share, United States GAAP	$ (0.07)	$ (0.02)	$ (0.03)
Weighted average number of common shares outstanding, United States GAAP	39,038,472	28,958,186	26,577,852

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of cash flows would be as follows:

	2004	2003	2002
Cash flows used in operating activities, Canadian GAAP	$ (8,198,643)	$ (140,621)	$ (13,478)
Mineral property interests	(618,415)	(137,565)	(188,957)
Deferred exploration costs	(468,250)	(216,788)	(346,578)
Cash flows used in operating activities, United States GAAP	(9,285,308)	(494,974)	(549,013)
Cash flows provided by financing activities, Canadian GAAP and United States GAAP	11,705,658	33,750	330,000
Cash flows used in investing activities, Canadian GAAP	(1,244,874)	(268,410)	(404,272)
Mineral property interests	618,415	137,565	188,957
Deferred exploration costs	468,250	216,788	346,578
Cash flows provided by (used in) investing activities, United States GAAP	(158,209)	85,943	131,263
Increase (decrease) in cash and cash equivalents during the year	2,262,141	(375,281)	(87,750)
Cash and cash equivalents, beginning of year	133,386	508,667	596,417
Cash and cash equivalents, end of year	$ 2,395,527	$ 133,386	$ 508,667

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value. Under United States GAAP, mineral property interests and deferred exploration costs are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. Effective July 1, 2003 the Company elected to follow the fair value method of accounting for stock based compensation.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s financial statements was not required for the year ended June 30, 2002. New accounting and disclosure standards were introduced under Canadian GAAP (Note 8) for the fiscal year ending June 30, 2003. Accordingly, there were no differences between Canadian GAAP and United States GAAP for the years ended June 30, 2004 and 2003.

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Under United States GAAP, had compensation costs for employees been recognized for the Company's stock option plan based on fair value at grant date, the pro-forma net loss for the year ended June 30, 2002 would have been increased by $9,725 and pro-forma loss per share increased by $Nil per share. In calculating these amounts, the Company has utilized the Black-Scholes option pricing model to estimate the fair value of the options granted in the year using the following key assumptions:

2002
Risk free interest rate	4.03%
Expected life	2 years
Expected volatility Expected dividends	196.26%

Asset retirement obligations

Under United States GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at June 30, 2004. The Company has determined that there are no asset retirement obligations as at June 30, 2004.

Marketable securities

Under Canadian GAAP, temporary investments are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statement of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under United States GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain debt and equity investments must be classified into available-for-sale or trading securities and stated at fair market values. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. For United States GAAP purposes, the Company's investment in debt securities have been classified as trading securities. Under SFAS 115, for the year ended June 30, 2004 there was no difference under Canadian GAAP or United States GAAP as these debt securities have been written down to their fair market value, with an unrealized loss of $42,999 included in the consolidated statement of operations.

WHITE KNIGHT RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

New accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 “Consolidation of Variable Interest Entities” ("FIN 46") (revised in December 17, 2003). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 is required in financial statements of public entities that have interests in variable interest entities for periods ending after December 15, 2003. The consolidation requirements applying to all other types of entities is required in financial statements for periods ending after March 15, 2004.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2004.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

White Knight Resources Ltd.

Registrant

Dated:  December 31, 2004                                     Signed: /s/ John Leask

                                                                                                     John Leask,

                                                                                                President, CEO and Director

#