Form 20-F
period 2005-06-30
White Knight Resources Ltd.
filed 2005-12-30
CIK 1298093

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number: 0-50880

White Knight Resources Ltd.
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

#922, 510 West Hastings Street, Vancouver, British Columbia, Canada V6B 1L8
 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class N/A	Name of each exchange on which registered N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.   N/A

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report, June 30, 2005:   54,089,386 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      Yes         No

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes        No

Indicate by check mark which financial statement item the registrant has elected to follow.      Item 17         Item 18

White Knight Resources Ltd.
Form 20-F Annual Report
Table of Contents

NOTE REGARDING FORWARD LOOKING STATEMENTS	2

GLOSSARY OF TERMS	2

ITEM 1:	IDENTITY OF OFFICERS AND DIRECTORS	6

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3:	KEY INFORMATION	6

ITEM 4:	INFORMATION ON THE COMPANY	12

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	35

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	40

ITEM 8:	FINANCIAL INFORMATION	41

ITEM 9:	OFFER AND LISTING DETAILS	41

ITEM 10:	ADDITIONAL INFORMATION	42

ITEM 11:	DISCLOSURES ABOUT MARKET RISK	50

ITEM 12:	DESCRIPTION OF OTHER SECURITIES	50

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES	50

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	50

ITEM 15:	CONTROLS AND PROCEDURES	50

ITEM 16:	AUDIT COMMITTEE FINANCIAL EXPERT; CODE OF ETHICS; PRINCIPAL ACCOUNTANT FEES AND SERVICES; EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES; PURCHASEES OF EQUTY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	50

ITEM 17:	FINANCIAL STATEMENTS	53

ITEM 18:	FINANCIAL STATEMENTS	83

ITEM 19:	EXHIBITS	83

SIGNATURE	84

NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning plans for the properties, operations and other matters of White Knight Resources Ltd. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. In this Annual Report, unless the context otherwise requires, the terms “White Knight”, “Company”, “Issuer”, “Registrant” and “we” refer collectively to White Knight Resources Ltd. and its subsidiaries.

Statements concerning reserves, if any, and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	Risks related to gold price and other commodity price fluctuations;
•	Risks and uncertainties relating to the interpretation of drill results, and the geology, grade and continuity of mineral deposits;
•	Risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
•	Results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
•	Mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
•	The potential for delays in exploration or development activities or the completion of feasibility studies;
•	The uncertainty of profitability based upon the Company's history of losses;
•	Risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
•	Risks related to environmental regulation and liability;
•	Risks related to hedging activities;
•	Political and regulatory risks associated with mining and exploration; and
•	Other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward looking statements are described in this Annual Report under Item 3 D. – Risk Factors. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

GLOSSARY OF TERMS

The following terms have the following meanings in this Annual Report on Form 20-F

Adit	A horizontal or nearly horizontal tunnel made for exploration or mining with one opening.

Alluvial	Material deposited by the action of running water.

Alteration	Any change in the mineral composition of a rock brought about by physical or chemical means.

Argillization	Alteration of the rock which produces clay minerals.

Audiomagnetotelluric	Geophysical technique which measures variations in the earth’s own electromagnetic field.

Au	Gold

Barite	Barium sulphate

Basalt	A general term for dark-colored mafic igneous rocks, commonly extrusive but locally intrusive.

Bioclastic Turbidites	Submarine debris flows.

BLM	Bureau of Land Management of the State of Nevada.

Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained matrix.

Carbonate	A sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite.

Chert	A hard, dense, sedimentary rock, consisting primarily of cryptocrystaline quartz.

CSAMT	Controlled Source Audio Magnetotelluric – geophysical method which measures the decay of an induced electromagnetic field.

Devonian	Geologic era 360 million years to 410 million years.

Dolomite	A carbonate sedimentary rock consisting of carbonate and magnesium. Often associated with and interbedded with limestone.

Embayment	Indentation in the profile of a coastline.

Facies	Environment in which a certain sedimentary rock unit is deposited.

Felsic	Intrusive or volcanic rock with a high silica content.

g/t	Grams per metric tonne.

Geophysical Survey	A scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Greenstone	Metamorphosed intermediate to basic volcanics.

Hematite	An oxide of iron, and one of iron’s most common ore minerals.

Horst	A relatively uplifted rock unit or block that is bounded by faults on its long sides.

Hydrothermal	The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Induced Polarization	Geophysical exploration method which measures decay of an induced charge.

Jasperiod	A dense, usually gray, siliceous rock which contains quartz instead of limestone or dolomite.

Lower-plate	Generally refers to the eastern assemblage of northeastern Nevada.

Magnetotelluric Survey	An electromagnetic survey in which natural electric and magnetic fields are measured.

Miocene	Geologic era 23.7 Million years to 6.2 million years.

Micritic	Fine-grained carbonate rock.

NSR	Net Smelter Royalty, or, the amount payable from the precious metal produced by the mine after smeltering has removed most of the impurities.

Opt	Ounce per ton.

Paleozoic	Geologic era 570 million years to 245 million years.

Pod	A roughly cylindrically-shaped body of ore that decreases at the ends.

QP	Qualified Person as defined by National Instrument 43-101.

Quarternary	The period of Earth’s history from about 2 million years ago to the present; also, the rocks and deposits of that age.

Refractory	A type of ore which it is difficult or expensive to treat to release or recover its valuable minerals.

Rhyolite	A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sediments	Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth’s surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Siliclastic	Sedimentary rock with a high silica content.

Silification	The in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Siltstone	An indurated silt having the texture and composition of shale but lacking its fine lamination or fissility; a massive mudstone in which the silt predominates over clay.

Tertiary	Geologic era 57 million years to recent.

Upper-plate	Generally refers to the western assemblage of northeastern Nevada.

RESERVE AND RESOURCE DISCLOSURE

Terms used in this Annual Report relating to mineral reserves and mineral resources are Canadian mining terms as defined in accordance with National Instrument 43-101 under the guidelines set out in Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines as adopted by the CIM Council. Under CIM Standards, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” have the following meanings:

Mineral reserve	The term “mineral reserve”, under CIM Standards, refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined. Under CIM Standards, mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Proven mineral reservemeans, under CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, so that there is the highest degree of confidence in the estimate.

Probable mineral reserve means, under CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Mineral resource	The term “mineral resource”, under CIM Standards, refers to a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted form specific geological evidence and knowledge. Under CIM Standards, mineral resources are categorized as follows:

Measured mineral resource refers to that part of a mineral resource for which a quantity grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated mineral resourcerefers to that part of a mineral resource for which quantity grade or quality, density, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resourcerefers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Historical resource	In this Annual Report, the term “historical resource” means a mineral resource that was identified and developed by a party other than the Company prior to the implementation of National Instrument 43-101 and does not comply with CIM Standards. Historical resources should not be relied upon by investors.

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources:

We advise U.S. investors that the definitions of the terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” under CIM Standards are different than the definitions adopted to the U.S. Securities and Exchange Commission (the “SEC”) and applicable to U.S. companies filing reports with the SEC pursuant to Guide 7. In addition, while the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required to be reported by Canadian regulations, the SEC does not recognize them. As such, information contained in this Annual Report concerning descriptions of mineralization, resources and reserves under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

ITEM 1:    IDENTITY OF OFFICERS AND DIRECTORS

Not Applicable.

ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:    KEY INFORMATION

3 A.    SELECTED FINANCIAL DATA

The selected financial data of the Company for the Years Ended June 30, 2005, 2004 and 2003 were derived from the consolidated financial statements of the Company that were audited by Davidson & Company, Chartered Accountants (“Davidson & Company”), as indicated in their audit report which is included elsewhere in this Annual Report. The selected financial data of the Company for the Years Ended June 30, 2002 and 2001 was derived from the consolidated financial statements of the Company that were audited by Davidson & Company; these consolidated financial statements are not included herein.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain any future earnings for use in its operations and the expansion of its business.

The following table is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 15 to the consolidated financial statements.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CAD$).

Selected Financial Data
(CAD$ in 000, except per share data)

	Year Ended 6/30/05	Year Ended 6/30/04	Year Ended 6/30/03	Year Ended 6/30/02	Year Ended 6/30/01
Revenue	$ 0	$ 0	$ 0	$ 0	$ 0
Net Loss	(1,063)	(1,664)	(357)	(1,679)	(642)
Net Loss Per Share	(0.02)	(0.04)	(0.01)	(0.06)	(0.02)
Dividends Per Share	0	0	0	0	0
Weighted Avg. Shares (000)	53,091	39,038	28,958	26,577	26,519

	As at 6/30/05	As at 6/30/04	As at 6/30/03	As at 6/30/02	As at 6/30/01
Working Capital	11,216	9,804	(87)	384	633
Mineral Property Interests	2,456	1,754	1,104	959	1,519
Deferred Exploration Costs	1,509	733	506	407	911
Long-Term Debt	0	0	0	0	0
Shareholders' Equity	15,517	12,590	1,677	1,993	3,338
Total Assets	15,697	12,720	1,911	2,133	3,389

Had the consolidated financial statements of the Company been prepared in accordance with U.S. GAAP, certain selected financial data would have been reported as follows, (CAD$ in 000 except per share amounts).

	Year Ended 6/30/05	Year Ended 6/30/04	Year Ended 6/30/03	Year Ended 6/30/02	Year Ended 6/30/01
Loss Per Share	(0.05)	(0.07)	(0.02)	(0.03)	(0.03)
Weighted Avg. Shares	53,091	39,038	28,958	26,577	26,519
Shareholders' Equity	11,588	10,102	66	626	N/A

	As at 6/30/05	As at 6/30/04	As at 6/30/03	As at 6/30/02	As at 6/30/01
Deferred Exploration Costs	0	0	0	0	N/A
Total Assets	11,768	10,232	300	766	N/A

The Government of Canada permits a floating exchange rate to determine the value of the CAD$ against the U.S. Dollar (US$).

The following table sets forth the high and low rate of exchange for the CAD$ for each month during the previous six months, and for the five most recent fiscal years of the Company. The average rate for each such fiscal year is calculated using the average of the rate of exchange on the last day of each month during the year.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of CAD$ required under that formula to buy one US$.

Canadian Dollar/US Dollar

Average
Year Ended June 30, 2005	1.2500
Year Ended June 30, 2004	1.3440
Year Ended June 30, 2003	1.5106
Year Ended June 30, 2002	1.5686
Year Ended June 30, 2001	1.5195

	High	Low
November 2005	1.1960	1.1656
October 2005	1.1887	1.1657
September 2005	1.1880	1.1607
August 2005	1.2185	1.1888
July 2005	1.2437	1.2048
June 2005	1.2578	1.2256

On December 16, 2005, the rate of exchange was US$1.00 = CAD$1.156.

3 B.    CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

3 C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

3 D.    RISK FACTORS

An investment in the common shares of the Company involves a high degree of risk and must be considered highly speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral resource properties. In particular, the following risk factors apply:

Risks Relating to Our Business and Industry

We have a history of losses, and we expect to incur losses in the future

The Company has no mineral producing properties and no operating revenues. The Company has had a history of losses and there is no assurance that it can generate operating revenues or reach profitability in the future. The Company could require significant additional funding to meet its business objectives.

Mineral exploration is speculative and frequently unsuccessful

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover resource deposits but from finding resource deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of resources acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of refining facilities, resource markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

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

Despite exploration work on its mineral claims, no known bodies of commercial ore have been established on any of the Company’s resource properties. Finding resource deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. Even in the event commercial quantities of resources are discovered, the exploration properties might not be brought into a state of commercial production. The commercial viability of a resource deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as commodity prices. Most of these factors are beyond the control of the entity conducting such resource exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations. Even if the Company’s properties are brought into production, operations may not be profitable.

We could be harmed by a decline in gold or other metal prices

The economics of developing metal and mineral properties are affected by many factors including, without limitation, the cost of operations, variations in the grade of ore or resource mined and the price of such resources. Depending on the price of gold and other metals, the Company may determine that it is impractical to commence or continue commercial production. The prices of gold and other metals have fluctuated in recent years.

Since the Company’s properties are gold prospects, the prices of gold and other metals significantly affect the Company’s ability to explore and develop its properties, and to obtain financing and its future prospects generally. The prices of gold and other metals are affected by several factors beyond the control of the Company, including, without limitation, international economic and political trends, expectations of inflation, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods, and changes in primary production capacity and utilization and in the recycling of secondary material. There can be no assurance that the prices of gold will remain stable or that such prices will be at levels that will make it feasible to continue the Company’s exploration activities, or, if applicable, begin development of its properties or commence or, if commenced, continue commercial production.

The titles to some of our properties may be uncertain or defective, or we may lose rights to properties if we fail to meet payment requirements

Certain of our mineral rights consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique property interests granted in lands owned by the U.S. federal government. No land ownership is conveyed to the holders of the claims. Unpatented mining claims are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the General Mining Law. Also, unpatented mining claims and related rights, including rights to use the surface, are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on gold production from unpatented mining claims located on federal lands or impose fees on production from patented mining claims. If such legislation is ever adopted, it could have an adverse impact on earnings from our operations, could reduce estimates of our reserves and could curtail our future exploration and development activity on federal lands or patented claims.

We hold rights in certain of our properties pursuant to unpatented mining claims, leaseholds, joint ventures, purchase option agreements and other rights which require the payment of maintenance fees, rents, or purchase price installments, exploration expenditures, or other fees. If we fail to make these payments when they are due, our rights to the property may lapse. There can be no assurance that we will always make payments by the requisite payment dates. There can be no assurance that we will be able to meet any or all of the development or production schedules. Our ability to transfer or sell our rights to some of our mineral properties requires government approvals or third party consents, which may not be granted.

While we have no reason to believe that the existence and extent of any of our property rights are in doubt, we have done only a preliminary legal survey of the boundaries of some of our properties, and therefore, their existence and area could be in doubt. We have not obtained formal title reports on any of our properties and title may be in doubt. If title is disputed, we will have to defend our ownership through the courts. In the event of an adverse judgment, we would lose our property rights.

We may be unable to comply with the substantial governmental regulation to which our business is subject

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

We rely on key management personnel

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. See Item 6 — Directors, Senior Management and Employees for details of Company’s current management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

We face strong competition from other mining companies for the acquisition of new properties

The Company will be required to compete in the future directly with other corporations that may have greater resources. Such corporations could outbid the Company for potential projects or produce commodities at lower costs, which would have a negative effect on the Company’s operations.

Currency fluctuations may affect the costs of doing business

The Company’s activities are currently located in Canada and the United States. Any appreciation of the US$ could increase the Company’s cost of doing business in the United States. The Company does not utilize hedging programs to any degree to mitigate the effect of currency movements.

Our insurance coverage may be inadequate

The mining industry is subject to significant risks that could result in:

•	Damage to or destruction of property and facilities;
•	Personal injury or death;
•	Environmental damage and pollution; and
•	Expropriation of assets and loss of title to mining claims.

While where applicable the Company has purchased property and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

Our directors and officers may have conflicts of interest

The Company’s directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See Item 6.

We will require additional financing, which may not be available on favorable terms, or at all

While the Company believes it has sufficient funds to undertake its planned current exploration projects, future exploration will require additional funds. The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all. Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties. Any transaction involving the issuance of previously authorized but unissued common shares or securities convertible into common shares could result in dilution, possibly substantial, to present and prospective holders of common shares. These financings may be on terms less favorable to the Company than those obtained previously.

Risks Relating to an Investment in Our Securities

The market price of our securities may be volatile

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (ie, gold exploration/commodity prices/accidents) as well as factors unrelated to the Company or its industry. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral. The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company’s common shares in Canada, shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the share price.

There may be certain tax risks associated with investments in our company

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s common shares who are U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

You could have difficulty or be unable to enforce certain civil liabilities against us and certain of our directors and officers

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

Brokers may be discouraged from engaging in transactions in our securities because it is a “penny stock”

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “a penny stock”. A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the Company’s shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

ITEM 4:    INFORMATION ON THE COMPANY

4 A.    HISTORY AND DEVELOPMENT OF THE COMPANY

The legal and commercial name of the Company is White Knight Resources Ltd.

The Company was incorporated under the Company Act of British Columbia under the name White Knight Resources Ltd. on December 18, 1986. The Company’s articles were amended on January 31, 1995 to increase the authorized share capital from 10,000,000 common shares to 100,000,000 common shares without par value.

On March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (the “New Act”) and repealed the former act, which previously governed the Company. The New Act removed many of the restrictions contained in the former act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital. The New Act also uses new forms and terminology. Under the New Act, every company incorporated, amalgamated or continued under the former act must complete a mandatory transition rollover under the New Act to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004, after which existing articles could be altered to take advantage of new provisions contained in the New Act. Under the New Act, the directors of the Company were permitted to approve and complete this mandatory transition rollover, and accordingly the Company filed a transition application with the Registrar of Companies effective June 20, 2005. At an annual general meeting held on November 26, 2005, the Company’s shareholders approved, by a three-quarter majority vote cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions, the removal of pre-existing company provisions that applied to the Company relating to restrictions in the former act and no longer required under the New Act, and certain amendments to its Notice of Articles and to its authorized share capital. In addition, the shareholders approved new articles (the “New Articles”) to bring the Company’s charter documents into line with the New Act and, as permitted by the New Act, altered the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value and the alteration of the Notice of Articles. The changes were effected and the Registrar issued a new Notice of Articles on December 21, 2005.

The Company is domiciled in British Columbia, Canada and is a valid company in good standing and operating under the British Columbia Corporations Act. The Company’s principal place of business is located at Suite 922, 510 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1L8, telephone (604) 681-4462, E-Mail info@whiteknightres.com. The Company through its subsidiary has a technical office in Reno, Nevada.

Since inception, the Company has been active in the mineral exploration sector. From 1986 to 1993, the Company explored various properties in British Columbia and the Northwest Territories, Canada. In 1993, the Company began to acquire gold exploration properties in Nevada and has focused solely on exploration of properties in Nevada since that time.

See Item 5 – Operating and Financial Review and Prospects for important events that have occurred in the development of the Company’s business during the last full financial year from July 1, 2004 to June 30, 2005, and subsequent thereto to November 30, 2005 being the latest practicable date. Also see Item 5 for information on the Company’s principal expenditures during the past three years. There are ongoing drilling programs on the McClusky Pass, Cottonwood, Gold Pick and Indian Ranch properties. The Company anticipates spending US$2,000,000 or more during the next year on further exploration of its properties.

4 B.    BUSINESS OVERVIEW

The Company is a British Columbia based mineral resource exploration company engaged, through its subsidiaries, in the acquisition and exploration of precious metals properties, primarily gold.

All of the Company’s mineral exploration operations are located in the State of Nevada, United States. The Company continues to explore for projects to acquire in Nevada.

To date, the Company has no revenue from its operations, nor is it dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon mineral exploration and mining rights and claims as well as the terms of option and/or joint venture agreements on those properties. The Company currently holds interests in 18 properties located in Nevada.

The exploration operations of the Company are subject to regulation by several government agencies at the Federal, State, and local levels. These regulations are a fundamental aspect of operations for any resource company in North America. Management believes it is in compliance with all current requirements and does not anticipate any significant changes to these regulations which will have a material effect on the Company’s operations.

See Item 3D – Risk Factors, for a summary of certain risks related to the Company’s business and an investment in the Company’s securities.

See Item 4D – Mineral Properties, for an overview of the Company’s properties.

See Item 5 – Operating and Financial Review and Prospects, for an overview of the Company’s financial position and past expenditures.

4 C.    ORGANIZATIONAL STRUCTURE

The following is a listing of the Company’s subsidiaries including name, country of incorporation or residence and the Company’s respective proportion of ownership interest and, if different, proportion of voting power held.

(1)	CUN Minerals, Inc., Nevada, USA, 100% directly owned by the Company.

(2)	White Knight Gold (U.S.) Inc., Delaware, USA, 100% directly owned by the Company.

(3)	Quito Gold Corporation, Nevada, USA, 100% directly owned by the Company.

4 D.    MINERAL PROPERTIES

The following is a description of the Company’s properties and the nature of the Company’s interests in such properties. This Item 4 D. was reviewed and the contents have been verified by the Company’s Qualified Person, John M. Leask, P.Eng.

Indian Ranch Property

The Indian Ranch property (the “Indian Ranch Property”) is located in Eureka County, Nevada and consists of 544 unpatented mining claims totaling 10,008 acres. The Company currently has a 75% undivided interest in the Indian Ranch Property. However, the Company’s interest is subject to an option agreement with Placer Dome U.S. Inc. (“Placer Dome”) whereupon Placer Dome can earn up to a 75% interest (thus reducing the Company’s interest to 18.75%). The Indian Ranch Property is without known mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company entered into an option agreement dated February 10, 1994 with the Damele Family (“the Vendor”) on the Indian Ranch Property. The agreement was subsequently amended through 5 separate amendments with the Vendor. Under the agreement and its amendments, the Company earned a 100% leasehold interest in the Indian Ranch Property by issuing to the Vendor 100,000 common shares and an annual work commitment of 5,000 feet of drilling. The drill commitment was waived for the year ended February 10, 1996 in consideration of a US$15,000 cash payment. Additionally, the original NSR held by the vendor was amended for consideration of a US$15,000 cash payment; currently, the vendor retains a 6% NSR, but the Company may reduce the NSR to 3% in consideration of a US$500,000 payment. The Company’s lease on the Indian Ranch Property extends through February 10, 2014 or for so long thereafter as exploration, development or mining activity is being conducted on a continuous annual basis. The Company has met all the required terms under the agreement to date.

Under an agreement with Chapleau Resources Ltd. (“Chapleau”) dated May 26, 1997 and amended June 18, 2001, the Company granted Chapleau the right to earn an interest in the Indian Ranch Property by making payments to the Company totaling US$400,000 and incurring exploration expenditures of US$1,500,000. On June 25, 2001, Chapleau vested a 25% interest, thus reducing the Company’s interest to 75%.

Under an agreement dated March 26, 2003 between the Company, Chapleau and Placer Dome, the Company granted Placer Dome the right to earn an initial 60% interest in the Indian Ranch Property by paying US$55,000 and incurring a minimum of US$2,000,000 in work expenditures over a four-year period under the following schedule:

Expenditure Due Date	Minimum Work Expenditures (US$)
March 25, 2004	$ 100,000
March 25, 2005	$ 300,000
March 25, 2006	$ 600,000
March 25, 2007	$1,000,000
Total	$2,000,000

Upon vesting its initial 60% interest, Placer Dome can elect to earn an extra 15% by financing a feasibility study on the Indian Ranch Property. Placer Dome has met all the required terms under the agreement to date.

Location and Access

The Indian Ranch Property lies 10 miles southeast of the Gold Acres-Cortez Window and is located 17 air miles southeast of the Pipeline/South Pipeline gold mines and 38 air miles northwest of Eureka, Nevada. Access is achieved via Nevada State Highway 278 south from Carlin for 48 miles, west on the JD Ranch Road for 4 1/2 miles, south for 12 miles to the Tonkin Ranch site, and then northwest for 5 miles. The south and central portions of the Indian Ranch Property can be traversed by unimproved dirt roads, and new roads are planned to provide drilling access to the north.

Regional and Property Geology

The Indian Ranch Property is located on the Cortez Trend. Lower-plate Paleozoic sediments (“the Indian Ranch window”) underlies shallow volcanic and alluvial cover on much of the central and eastern portions of the Indian Ranch Property. Lower-plate carbonate rocks are not exposed at the surface, but drilling and mapping thus far indicate that about 10 square miles of the Indian Ranch Property is underlain by Lower-plate Paleozoic carbonate rocks of the Roberts Mountains Formation, Rabbit Hill Limestone, Nevada Group, or underlying dolomites of the Hanson Creek Formation. This covered window of Lower Plate rocks is present in the form of several uplifted or horsted blocks. Roberts Mountains Formation rocks occur in the window and have been intersected in drill holes within 35 feet of the surface. Hydrothermal alteration is present over large areas of the property, and thick (up to 600 feet or more) zones of intense alteration in the form of silicification, decalcification (sanding), and argillization are present, as well as amorphous carbon or fine-grained sulfides. Anomalous gold and associated hydrothermal alteration is present across Indian Ranch in both Upper and Lower Plate rocks.

Previous Exploration History

Prior to the Company’s acquisition of its interest in the Indian Ranch Property, Northern Dynasty Exploration Ltd. (“Northern Dynasty”) explored it in 1987. Northern Dynasty prepared a preliminary geologic map and drilled 4 holes totaling 1,130 feet. Hycroft Resources and Development Corporation then acquired the property and drilled 90 additional holes from 1988 to 1990 to an average depth of 114 feet. After the Company acquired the Indian Ranch Property in 1994, exploration was conducted by Delta Gold Mining Corp. (“Delta Gold”) under an earn-in joint venture agreement on a combined land package comprised of the Indian Ranch Property and the Imperial property. Delta Gold completed an IP survey, a CSAMT survey, and drilled 10 holes to an average depth of 501 feet. This drilling resulted in the discovery of an 80 foot wide zone of gold mineralization averaging 0.012 oz/ton gold. Delta Gold also intersected a higher-grade zone of 10 feet averaging 0.22 oz/ton gold. Delta Gold subsequently terminated the agreement. Under the Chapleau option agreement, 20 holes were drilled during 1997, 12 holes were drilled in 1998, four holes were drilled in 1999, and 11 holes were drilled in 2000 for a total of 45,100 feet in 47 holes. During 1999, a detailed gravity survey and a soil sampling grid program were also completed. Exploration expenditures under the Chapleau agreement totaled US$1,500,000.

In 2001, Kennecott Exploration Company (“Kennecott”) entered an option agreement with the Company and Chapleau. Kennecott drilled 11 reverse circulation holes which intersected low-grade gold mineralization three miles south of the previously identified gold zones. Kennecott expended US$531,100 before terminating the agreement.

Current and Planned Exploration

During the 2005 field season, Placer Dome executed a three-hole RC drilling program comprising 1,830 metres. As part of this campaign, Hole PIR 05-10 intersected a broad zone of Carlin-type mineralization grading 0.32 grams/tonne over a thickness of 102 metres which included 9.1 metres grading 1.58 grams/tonne. Placer Dome is currently following up on this discovery with further drilling.

Slaven Canyon Property

The Slaven Canyon property (the “Slaven Canyon Property) is located in Lander County, Nevada, and totals 6,600 acres. The Company has a 100% interest in 258 unpatented mining claims comprising 5,174 acres of the Slaven Canyon Property and has a lease on the remaining 1,426 acres, which are subject to NSR royalties. The Slaven Canyon Property is without known mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

Since September 2001, the Company has staked 258 unpatented mining claims comprising 5,174 acres (the “Gordo Claims”). Since fiscal 2003, the Company has signed lease agreements on 1,425 acres adjacent to the Company’s staked claims. The leases called for the payment of approximately US$32,430 on signing and escalating lease payments thereafter. The owners retain net smelter returns ranging from ½ percent to 3½% with a buy down to 1% for US$1,500,000. 2006 annual holding costs for the property are estimated to be US$81,865, which includes US$47,418 for the lease payments and US$34,447 in federal and county fees.

Location and Access

The Slaven Canyon Property is located in the Northern Shoshone Range, Lander County, Nevada, approximately 14 miles southeast of Battle Mountain. The Slaven Canyon Property is traversed by numerous unimproved dirt roads traveling south from Battle Mountain.

Regional and Property Geology

Rock units on the Slaven Canyon Property are dominated by chert, siltstone and limestone of the Ordovician Vinini Formation and Devonian Slaven Chert, both units of the Upper Plate Roberts Mountains Allochthon. These units are overlain on the east by Miocene basalt of the Northern Nevada Rift. Major northeast trending faults cut through the area and are believed to be a regional control to the localization of gold mineralization.

The claims cover an historic measured mineral resource estimated in 1995 by Alta Gold Corp. of approximately 92,600 ounces of gold (2.9 million tons @ 0.032 opt gold with a cut-off of 0.015 oz/ton). The Company has not completed the work necessary to verify the classification of the historic resource. The Company is not treating these resource estimates as being a National Instrument 43-101 defined resource and the historical estimates should not be relied upon. This pod of gold mineralization measures about 2400 feet east-west by 300 feet – 500 feet north-south. Select drill intercepts include:

Interval (feet)	Gold (opt)

60	0.059
35	0.096
60	0.052
100	0.049
40	0.050
45	0.063
25	0.083

Mineralization is open on the east and west end and to some degree down dip. A second area of gold mineralization occurs on the northern portion of the claims. The primary exploration target is a Carlin-type gold deposit in Lower-plate carbonate rocks or in carbonate units of the Upper-plate. Select drill hole intercepts from here include:

Interval (feet)	Gold (opt)

25	0.066
25	0.054
10	0.063

The historical resource is shallow, mostly oxide, shallowly dipping tabular body hosted in Upper-plate siliclastic rocks. Gold mineralization is probably controlled by a shallow angle thrust fault. Alteration is dominantly argillization and sanding. Most holes in the historical resource area are between 200 feet to 300 feet deep with the deepest being 700 feet.

Previous Exploration History

After the discovery of gold-bearing breccia outcrops, Resource Associates of Alaska (“RAA”) staked claims at Slaven Canyon in 1984. RAA conducted geologic mapping, rock and soil sampling, and trenching from 1984 to 1987. Nerco Exploration Company (“Nerco”) acquired RAA in 1988 and Alta Gold Company (“Alta”) joint-ventured the claims with Nerco later that year. Alta began an aggressive drilling program and completed 59 shallow holes in 1988. An additional eight holes were drilled in 1989. Cyanide-shake metallurgical tests were conducted in 1990, followed by the drilling of 17 holes in 1991. Uranerz Exploration and Mining Limited (“Uranerz”) leased the property in 1991 and completed a 57-hole drilling program in 1992. Bottle-roll tests were completed in 1993 after which a resource estimate was completed. Cameco acquired Uranerz in 1994 and terminated the lease. Cyprus Minerals Corp. (“Cyprus”) leased the claims from Alta Gold later that year and drilled nine holes in the northwest part of the property before terminating the lease in 1995. Following Cyprus’ withdrawal, Alta Gold retained the claims from 1996 through 1999 but performed no further work on the Slaven Canyon Property. Alta Gold filed for bankruptcy in 2000 and relinquished the claims shortly thereafter.

Current and Future Exploration

Work on the Slaven Canyon Property during the 2004 and 2005 field seasons included 24 shallow Reverse Circulation holes and one deep core hole (SL-21). The shallow drilling encountered scattered zones of gold mineralization in the Upper-plate. Significant gold intercepts from the Reverse Circulation drill holes are shown in the table below. Drill hole SL-21 intersected a unit of carbonaceous micritic limestone at a depth of 750 metres (2,460 feet). This carbonate may be thrust bounded and has strong similarities to eastern assemblage lower plate carbonate. SL-21 bottomed at a depth of 789 metres. Further drilling is warranted for both shallow and deep targets.

Recent Drill Results Slaven Canyon Property

Drill Hole	From (metres)	To (metres)	Intercept* (metres)	Intercept* (feet)	Au (g/t)	Au (opt)

SL-5	94.5	102.1	7.6	25	2.10	0.070
incl.	96.0	97.5	1.5	5	5.21	0.170

SL-6	42.7	45.7	3.0	10	1.24	0.040

SL-10	50.3	54.9	4.6	15	1.13	0.036

SL-12	128.0	132.6	4.6	15	0.53	0.017

SL-13	121.9	129.5	7.6	25	0.68	0.022
incl.	125.0	126.5	1.5	5	1.07	0.034

SL-13	135.6	147.8	12.2	40	0.55	0.019
incl.	137.2	138.7	1.5	5	1.34	0.043

SL-14	86.9	97.5	10.6	35	1.00	0.032
	(end of hole)

Sl-17	97.5	103.6	6.1	20	0.71	0.023

* True widths are unknown

Celt Property

The Company’s 100% owned Celt property (the “Celt Property”) is located in Eureka County, Nevada, and consists of 608 unpatented mining claims totaling 12,569 acres. Teck Cominco American Incorporated (“TCAI”) has an option to earn an initial 51% interest in the Celt Property. The Celt Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company has staked 608 unpatented mining claims located on Bureau of Land Management land since September 2003.

In October 2004, the Company entered into a Property Acquisition Agreement with TCAI whereby TCAI was granted the option to earn an initial 51% interest in the Celt Property. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008. TCAI has made a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon TCAI vesting its 51% interest, TCAI and the Company will form a joint venture to further develop the Celt Property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have a one-time option to elect to earn an additional 9% interest by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company’s share of the capital costs required to develop the property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election TCAI shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%.

Under the agreement with TCAI, TCAI is responsible for all property holding costs during the earn-in period.

Location and Access

The Celt Property lies along the southern portion of the Cortez Trend. It is situated along the western edge of the Roberts Mountains. Access is by a network of all-weather roads.

Regional and Property Geology

The Celt Property lies over the Ordovician Vinini Formation which is dominantly chert and shale, but includes some limestone and greenstone units. The Celt Property follows more than four miles of strike length of a north-northwest trending fault zone where anomalous gold and pathfinder elements occur. The claims were staked to cover the gravel-covered area to the west of the fault.

Previous Exploration History

Gold was discovered in jasperoids along the eastern edge of the Celt Property in 1972 which led to prospecting and the staking of blocks of claims between 1972 and 1978. After the discovery of the nearby Gold Bar deposit in 1984, Atlas staked the entire area, but the property was not drilled. Cordex Syndicate (“Cordex”) leased Atlas’ claims in the area in 1994. Cordex conducted geologic mapping and grid rock and soil sampling, and drilled one exploration hole of less than 600 feet along the range front of the property before dropping the claims.

Current and Planned Exploration

During the 2005 field season, TCAI undertook a program of geological mapping and sampling, infill gravity and Induced Polarization surveys and Reverse Circulation drilling. To date, the Company has received results from 26 surface grab samples with gold values ranging from no gold detected to 6.17 grams/tonne. The five highest values were 6.17 grams/tonne, 5.07 grams/tonne, 2.28 grams/tonne, 0.82 grams/tonne and 0.26 grams/tonne.

Cottonwood Property

The Cottonwood property (the “Cottonwood Property”) is located in Eureka County, Nevada, and consists of 98 unpatented mining claims totaling 1,885 acres. The Company currently has a 100% interest in 92 unpatented mining claims and has an option to purchase 100% interest in the other 6 unpatented mining claims. The Cottonwood Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company has staked 92 unpatented mining claims since October 2001. Under an agreement dated February 1, 2002, the Company has leased from Gregory McN. French (the “Jam Vendor”) 6 adjacent unpatented mining claims known as the Jam Claims. Under the agreement, the Company is required make cash payments and issue common shares to the Jam Vendor under the following schedule:

Payment Due Date	Cash Option Payments (US Dollars)	Common Share Issuances
Initial Payment	$1,000 (paid)	None
February 1, 2003	$1,000 (paid)	20,000 (issued)
February 1, 2004	$2,000 (paid)	20,000 (issued)
February 1, 2005	$2,000 (paid)	20,000 (issued)
February 1, 2006	$ 3,000	20,000
February 1, 2007 and each year thereafter	$ 5,000	None

The Jam Vendor also retains a NSR on the Jam Claims which varies by ounces produced and the price of gold. On production greater than 50,000 ounces but less than 150,000 ounces, the NSR is 4%. For production of less than 50,000 ounces and greater than 150,000 ounces, the NSR varies from between 1% to 2%, depending upon the price of gold. The Jam Vendor also retains a 1.5% NSR on minerals other than gold. The Company has the option to acquire the NSR and purchase the Jam Claims from the Jam Vendor for US$50,000 at any time before the 10th anniversary date of the lease.

2006 annual holding costs for the Cottonwood Property are estimated to be US$12,083 for federal and county fees in addition to the lease payments listed above.

Location and Access

The Cottonwood Property is located at the headwaters of Cottonwood Creek in the central Roberts Mountains, approximately 30 miles northwest of the town of Eureka, Nevada. Access is by a network of improved all-weather roads.

Regional and Property Geology

The Cottonwood Property lies on the Cortez Trend and encompasses a major north-northwest trending window-bounding fault where it is intersected by a west-northwest trending belt of mineralization which crosses the Roberts Mountains. The fault places a block of thick Ordovician Vinini Formation on the west in juxtaposition with Lower Plate Devonian carbonates on the east. Gold bearing jasperoid is developed on the southeast extension of this window bounding fault.

The Cottonwood Property contains the Pot Canyon deposit, the French Trail and South French Trail mineralized zones, and the Wall mineralized zone. The Cottonwood Property abuts claims at the Gold Canyon Mine, which lies 1500 feet east of the property boundary. The Gold Canyon Mine produced 41,000 ounces of gold from a mineable reserve estimated to contain 2.5 million tons @ 0.056 opt gold (140,000 oz gold). The Pot Canyon deposit contained a high-grade vertical feeder pipe which assayed 0.1 to 0.3 opt gold.

The Pot Canyon deposit lies 3,500 feet west-northwest of the Gold Canyon Mine, wholly within the Company’s claims. An historic inferred resource of approximately 1.157 million tons @ 0.024 opt gold (30,000 oz of gold) has been partially drilled off on the property at Pot Canyon which is still open for expansion in two directions. The Pot Canyon estimate is historic and was completed by Atlas in 1994. This work was completed prior to implementation of National Instrument 43-101. These historic resource figures have not been re-defined to conform to CIM approved standards as defined by National Instrument 43-101. The resource estimates have been obtained from sources believed to be reliable and are relevant. The Company is not treating these historical estimates as a National Instrument 43-101 defined resource or reserve verified by a QP. Until such time as the Company is able to verify and classify these historical estimates according to CIM standards, they should not be relied upon. Significant intercepts from previous drilling at Pot Canyon include:

Drill Hole	Interval (feet)	Gold (opt)

114-29	80	0.049
114-34	125	0.022
114-36	130	0.029

At the South French Trail zone, about 3000 feet north of Gold Canyon, Atlas intersected gold mineralization grading 0.015 opt gold to 0.044 opt gold over widths of 10 feet to 20 feet in five holes. Follow-up drilling was not conducted. At the Wall prospect south of Pot Canyon, Barrick intersected 30 feet of 0.048 opt gold in a window-bounding fault and did no follow-up drilling.

The target is a large Carlin-type deposit hosted in Devonian carbonate rocks along or east of the major window-bounding fault. The convergence of the window-bounding fault, the Roberts Mountains thrust fault, the east-west anticlinal axis, and the west-northwest-trending belt of gold mineralization produces an ideal exploration setting. Expansion of the Pot Canyon resource and South French Trail mineralization are also targets.

Previous Exploration History

Barite occurrences in the area were prospected in the late 1970‘s and in 1980, N.L Baroid Division of N.L. Industries, Inc. (“N.L. Baroid”) located claims for barite in the central Cottonwood area. Prospecting during the gold boom of the early 1980‘s led to claim groups being located by Chevron Resources Company (“Chevron”) in 1980 and by Mapco Minerals Corporation (“Mapco”)/Nerco in 1983 in the northern and southern parts of the Cottonwood area respectively. Chevron’s claims lapsed in 1983 and were restaked by Nerco. ACNC and Phelps Dodge later leased and explored the claims staked by N.L. Baroid and Nerco. N.L. Baroid discovered the Pot Canyon gold zone in 1985. The property was acquired by Phelps Dodge in 1986 who continued to explore the property through 1990 until Atlas acquired their holdings in 1991. Atlas acquired the Nerco claims in 1990. The French Trail and South French Trail mineralized zones were drilled by Atlas in 1993.

Cordex leased the northern part of the Cottonwood area in 1995 and drilled a few holes. In 1997, Barrick leased most of Atlas’ claims in the area. Barrick drilled eight fairly deep holes in 1998 and intersected gold mineralization at the Wall prospect. Atlas’ claims were leased by Vengold (American Bonanza) in 1999 after Barrick terminated its lease but conducted no work before relinquishing the property.

Current and Planned Exploration

Drilling on the Cottonwood Property by previous operators identified several gold zones, but little follow-up work was ever conducted. The Pot Canyon deposit remains open in two directions, and gold mineralization discovered by drilling the South French Trail and Wall prospect were never followed-up. The Company is currently drilling on the Cottonwood Property.

Fye Canyon Property

The Fye Canyon property (the “Fye Canyon Property”) is located in Eureka County, Nevada and comprises 345 unpatented mining claims on 6,320 acres. The Company currently has a 100% interest, although TCAI has an option to earn an initial 51% interest. The Fye Canyon Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company staked 231 unpatented mining claims after acquiring 114 unpatented mining claims upon the execution of a mining lease agreement. Under the terms of the agreement, the Company must pay annual advance royalty payments starting at US$5,000 upon execution, and increasing by US$5,000 per year to a maximum of US$50,000 per year. The Company must expend a minimum of US$20,000 on exploration work on the property per year. The vendor retains a 2% NSR payable on production up to US$1,000,000 after which it is reduced to 1% to a maximum of US$5,000,000.

In October 2004, the Company and TCAI entered into an agreement which granted TCAI an option to earn an initial 51% interest in the property by making cash payments to the Company totaling US$750,000 and providing exploration expenditures of US$4,000,000 in annual increments prior to December 31, 2008. Upon TCAI earning a 51% interest in the property, TCAI and the Company will form a joint-venture on the Fye Canyon Property. When the joint-venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have the one-time option to elect to earn an additional 9% interest (for 60% total) in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company’s share of the capital costs required to develop the Fye Canyon Property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election TCAI shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis with an interest rate of the London Interbank Offered Rate (“LIBOR”) plus 4%.

Under the agreement with TCAI, TCAI is responsible for all property holding costs during the earn-in period.

Location and Access

The Fye Canyon Property lies on the Cortez Trend and is adjacent to the Company’s Pat Canyon Property to the north. Access is by a series of all-weather and dirt roads.

Regional and Property Geology

The Fye Canyon Property lies along the southern projection of the north-northwest by south-southeast-trending Cortez fault zone, just south of a major northeast-trending cross-structure which bounds the northern edge of Simpson Park Mountains. The claims cover 3½ miles of strike length of this splayed north-northwest fault system. Upper-plate Ordovician Vinini Formation crops out in the eastern part of the block and is overlain by scabs of felsic Tertiary volcanics and thin Quaternary alluvium in the central area with thicker gravels in the west part. Intermediate Tertiary volcanics cover the southernmost part of the claim block. The claim block lies along the projection of Lower-plate carbonate rocks in the Cortez window to the northwest and the Tonkin window to the southeast. On the property, hematite and barite veined cherts and siltstones of the Vinini Formation are highly anomalous in both mercury and arsenic.

Previous Exploration History

A number of companies explored portions of the Fye Canyon claims in the 1980‘s and 1990‘s. ECM Inc. (“ECM”)/Noranda Inc. (“Noranda”) staked the Gap claims in 1985; Noranda drilled 4 shallow (less than 500 ft) holes in 1988; Kennecott drilled 4 holes (500 ft) in 1991; Rio Algom Ltd. leased the claims and drilled 1 hole in 1992; Lac Minerals Ltd. (“Lac”) drilled one deep hole (1100 ft) in the northeast corner of the property in 1995; Placer drilled one hole in 1996; and Aquaterre Mineral Development Ltd. drilled 2 shallow holes from one pad in 1999. These holes targeted shallow mineralization based on geochemical anomalies in outcropping Upper-plate rocks and holes terminated in Vinini Formation.

Current and Future Exploration

During the 2005 exploration season, TCAI undertook additional gravity surveys and drilled several Reverse Circulation holes. The Company has yet to receive a report detailing this work.

Gold Pick Property

The Company’s 100% owned Gold Pick property (the “Gold Pick Property”) is located in Eureka County, Nevada, and consists of 29 unpatented mining claims for 442 acres and patented mining claims (a “patented” mining claim is one for which title to the property was transferred from the U.S. federal government to a private party, in this case the Company) for 156 acres for a total of 598 acres. The Gold Pick Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company acquired the unpatented mining claims and patented mining claims by staking and application since June 2002. 2006 annual holding costs are estimated to be US$3,871 in federal and county fees.

Location and Access

The Gold Pick Property is located on the Cortez Trend in the southern Roberts Mountains approximately 30 miles northwest of the town of Eureka. Access is by all-weather country-maintained roads to the past producing Gold Bar Mine approximately six miles southwest of the property and then along the Gold Bar haul road to the Gold Pick Property.

Regional and Property Geology

The Gold Pick Property is underlain by an east-dipping sequence of Devonian carbonate rocks, comprising the Lone Mountain Dolomite overlain by the McColley Canyon Formation and Denay Formation. Located on the Gold Pick Property is the past producing Gold Pick Mine, which contains two gold deposits, the Gold Pick East and Gold Pick West. Also on the Gold Pick Property is a portion of the formerly producing Gold Ridge gold deposit. All of the known deposits lie along a subtle east-west anticline, which crosses the Roberts Mountains and provides a regional control to gold mineralization. Northeast and northwest-trending faults cut the section in the vicinity of the deposits and provide deposit-scale controls to gold mineralization.

The main Gold Pick East deposit has a footprint of approximately 1100 feet east-west by 1200 feet north-south. The deposit is typically 50 feet to 100 feet thick, but can be up to 300 feet thick adjacent to controlling structures. The southwest extension of the Gold Pick East deposit measures about 1200 feet in a west-southwest direction and ranges from 75 feet to 200 feet in width. Within this structurally controlled zone are at least two pods of high-grade mineralization which include the following drill intercepts:

Drill Hole	Interval (feet)	Gold (opt)

33-578	35	0.215
33-570	30	0.209
33-5	15	0.371
33-321	40	0.264
33-719	60	0.209

Higher-grade pods of gold mineralization also occur within the main Gold Pick East deposit and include a drill intercept of 10 feet at 1.20 oz/ton gold beneath the southwest corner of the pit.

The Gold Pick West deposit measures about 700 feet north-south by 700-800 feet east-west. The deposit contains at least two pods of +0.20 oz/ton gold mineralization. A third higher-grade pod lies to the east of the main deposit. The Gold Pick mine consists of two separate open pits: Gold Pick East and Gold Pick West. In 1995 after mining had ceased, Atlas commissioned a pit-optimization study to estimate remaining reserves. The study, conducted by Mine Development Associates, Inc. (“MDA”), estimated mineable reserves at various gold-price scenarios, with reserves ranging from 827,553 tons @ 0.085 oz/ton gold (70,342 oz gold) at US$251/oz gold to 4,997,833 tons @ 0.057 oz/ton gold (284,876 oz gold) at a gold price of US$500/oz. The mineral resource is estimated to be about 1,792,950 tons @ 0.077 oz/ton gold (138,057 oz gold). The mineralization is a mixture of oxide (70%), carbonaceous (18%), and refractory (12%) ores, all of which were successfully treated at the Gold Bar mill. Cut-offs applied were 0.02 oz/ton, 0.025 oz/ton and 0.05 oz/ton, respectively.

The Gold Ridge deposit was nearly mined out, but the north pod of the deposit was never mined. As estimated by the pit-optimization study, the Ridge North deposit contains an historic mineral resource of 584,164 tons @ 0.046 oz/ton gold

(26,872 oz gold). The Gold Pick estimates are historic and were completed by Atlas in 1995. This work was completed prior to implementation of National Instrument 43-101. These historic resource figures have not been re-defined to conform to CIM approved standards as defined by National Instrument 43-101. The resource estimates have been obtained from sources believed to be reliable and are relevant. The Company is not treating these historical estimates as a National Instrument 43-101 defined resource or reserve verified by a QP. Until such time as the Company is able to verify and classify these historical estimates according to CIM standards, they should not be relied upon.

Atlas considered mining the high-grade mineralization in the southwest extension of Gold Pick East by underground mining methods. In the late stages of mining, an exploration adit was driven to better define reserves in the north wall of the pit and to define underground reserves in the southwest extension. However, the drift never reached the southwest zone, and no underground reserves were delineated.

The Gold Pick East and West deposits have been tested with a total of 877 drill holes. Despite the intensity of drilling, potential to expand resources remains. The southwest extension zone is open to the southwest, where it is cut off by a single fence of three drill holes. Beyond that, only a handful of widely spaced (approx. 300 foot) holes were drilled. The zone could easily continue beyond the limits of drilling. A fairly high-grade drill intercept (5 ft @ 0.202 oz/ton gold) near the west end of the drilling suggests that the high-grade core of the zone may extend further to the southwest along the structure. The vast majority of drill holes have been vertical, which could easily miss high-grade mineralization along high-angle structures. Potential exists to expand the high-grade portions of the deposit by drilling angle holes, especially in the area of higher-grade mineralized pods such as the southwest extension zone. Drilling is also wide-spaced to the northeast of the Gold Pick East open pit, and good potential remains to expand resources in this direction as well.

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

Current and Future Exploration Plans

After staking the Gold Pick Property, the Company purchased an extensive database of drilling, geology, metallurgy and resource data from Atlas. Atlas commissioned mine optimization studies which studied the remaining ore in the three separate deposits known on the property. Currently, those resources, which are historic and should not be relied upon, are not considered to be economic. However, the potential exists to establish and expand a National Instrument 43-101 compliant mineral resource.

Drilling to date during the 2005 exploration season totaled 1,655 metres (5,430 feet) in 10 holes and provided extensions to the Gold Pick feeder zone to the northwest and southwest. Complete drilling results using a 0.01 oz/ton gold cut-off are shown in the table below.

True widths are unknown

McClusky Pass Property

The Company’s 100% owned McClusky Pass property (the “McClusky Pass Property”) consists of 243 unpatented mining claims totaling 5,174 acres located in Eureka County, Nevada. The McClusky Pass Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company acquired the McClusky Pass Property by staking in September, 2003. 2006 annual holding costs are estimated to be US$32,440 in federal and county fees.

Location and Access

The McClusky Pass Property is located in Eureka County near the intersection of the Roberts and Simpson Park Mountains, approximately 30 miles northwest of Eureka, Nevada. Access is by way of a series of improved all weather roads.

Regional and Property Geology

The McClusky Pass Property is located immediately south of the convergence of the north-northeast trending Simpson Park Mountains and the northwest-trending Roberts Mountains. The two mountain ranges intersect along a major northwest-trending fault. This fault zone is postulated to be a major regional control of gold mineralization within the Cortez Trend.

The McClusky Pass Property is centered on the intersection of this northwest fault zone with a major northeast-trending cross-structure. The northeast-trending structural zone is characterized by a broad northeast-trending magnetic low, interpreted to reflect a zone of magnetic destruction. The zone is also manifest as a northeast-trending gravel-covered embayment into the range. The project area is nearly completely covered by Quaternary and Tertiary gravels which fill the northwest arm of Kobeh Valley. Intermediate-composition Tertiary volcanics crop out in the north central and northeast parts of the property. Thickness of the gravel deposits is unknown but regional gravity data suggests that the basin becomes shallower to the north towards McClusky Pass. Tertiary volcanic rocks in the northeast portion of the property are bleached and argillized, suggesting the possible presence of a hydrothermal system.

Previous Exploration History

Sections of the McClusky Pass Property were explored by different exploration companies between 1984 and 1995. Atlas staked claims covering the eastern portion of the current property in 1984 as part of its larger Gold Bar claim block. Atlas focused its exploration efforts on areas with outcrop and thus conducted little work in the area of the property, although a few shallow (200 feet or less) holes may have been drilled. In 1988, ECM staked claims over the western portion of the McClusky area immediately to the west of Atlas’ claims. ECM drilled four or five shallow (500 feet deep) holes in the north central part of the claim block, east of McClusky Pass in 1990. ECM dropped its claims and the area was staked by MBM Consultants in 1994. Battle Mountain Exploration Company leased the claims and drilled an unknown number of holes in the north central portion of the claim block in 1995. All previous claims lapsed and the Company staked the property in September 2003.

Current and Future Exploration

In 2005, the Company executed a gravity and magnetotelluric survey which was designed and supervised by Hans Rasmussen, the Company’s chief geophysicist. Drilling is currently ongoing.

New Pass Property

The New Pass property (the “New Pass Property”) consists of 107 unpatented mining claims totaling 2,231 acres located near the town of Austin in Churchill County, Nevada. The Company currently has a 100% interest subject to an option agreement with Bonaventure Enterprises Inc. (“Bonaventure”) who can earn an initial 50% interest in the New Pass Property. The New Pass Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

In March 1998, the Company acquired a 100% interest in the New Pass Property from Quest USA Resources Inc. (“Quest”) after paying US$165,000 cash. Quest maintained a 2.75% NSR royalty which the Company purchased in March 2000, by issuing 100,000 common shares to Quest.

In September 2004, the Company entered into an option agreement with Consolidated Odyssey Exploration Inc. (“Odyssey”) whereupon Odyssey may earn an initial 50% interest in the New Pass Property. To earn a 50% interest, Odyssey must make cash payments to the Company of US$500,000, issue 500,000 of its common shares and provide US$2,000,000 in exploration expenditures, all over a four-year period. Upon earning a 50% in a property, Odyssey may earn an additional 10% interest in the property by financing the completion of a feasibility study. Subsequently, Odyssey assigned all rights under the option agreement to Bonaventure.

During the earn-in period, Bonaventure is responsible for all property holding costs.

Location and Access

The New Pass Property is located along the Austin-Lovelock mineral belt in the New Pass Mining District, 27 miles west of Austin, Nevada. Access is from Austin on US Highway 50 for 34 miles, north on the Edwards Valley Road for 5 miles, and east-southeast for 2 1/2 miles on an unimproved road to the center of the property.

Regional and Property Geology

Gold mineralization on the New Pass Property is hosted in silty and carbonaceous limestones of the Triassic Lower Augusta Mountain Formation. This unit consists of thin to medium bedded, carbonaceous limestone with interbeds of platy, calcareous siltstone, fine-grained sandstone, and bioclastic turbidites. Impermeable, massive, cliff-forming limestones of the upper Augusta Mountain sequence cap these rocks.

Substantial gold has previously been discovered on the New Pass Property, greatly increasing the odds of new ore discoveries. In 1989, Westmont estimated an historic gold resource of 3,371,000 tons of material grading an average 0.042 oz/ton (using a 0.02 oz/ton cutoff) containing 142,000 ounces. This work was completed prior to implementation of National Instrument 43-101. These historic resource figures have not been redefined to conform to CIM approved standards, as defined by National Instrument 43-101. The resource estimates have been obtained from sources believed to be reliable and are relevant. The Company is attempting to verify them but until such time as they are verified, the historical estimates should not be relied upon.

Previous Exploration History

Gold was discovered on the New Pass Property in 1980 by Dekalb Mining Ltd. (“Dekalb”) which was conducting follow-up work to a stream sediment survey. Dekalb transferred ownership of the claims to Northern Illinois Coal, Oil and Resources Mineral Ventures (“NICOR”) in 1982. NICOR explored the New Pass Property from 1982 through 1992, and drilled a total of 165 holes. Consolidated Ramrod Gold (USA), Inc. (“Ramrod”) acquired the New Pass Property in 1993. In 1995, Santa Fe Pacific Gold Corp. completed 11 holes on the property under an exploration agreement with Ramrod. Ramrod was later reorganized and renamed Quest which sold the property to the Company in 1998. During 1998, the Company completed 1:6000 scale mapping, collected 250 rock chip samples, prepared geochemical overlays for all surface rock chip data, constructed 100-foot cross sections via an Interdex mining software program, and estimated geologic resources on the main jasperoid.

Current and Future Exploration

Bonaventure recently announced results of their Phase I drilling program which totaled 9,140 feet of Reverse Circulation drilling in 28 shallow holes. Complete drilling results using a 0.010 oz/ton (0.311 g/tonne) gold cut-off are shown in the table below. Gold equivalent grades using silver values are calculated as silver is generally partially recovered in the heap leach process.

A Phase II drilling program is currently being planned by Bonaventure with a primary goal of outlining the extent of gold-silver mineralization in the northern portion of the drilling grid. Drilling is expected to resume in the Spring of 2006. In the meantime, an independent contractor will be hired by Bonaventure to conduct a resource estimate from the current drilling. Additional metallurgical testing is also planned during the Phase II exploration program.

Squaw Creek Property

The Squaw Creek property (the “Squaw Creek Property”) is located on the northern portion of the Carlin Trend, 42 miles north of the town of Battle Mountain in Elko County, Nevada. The property consists of 151 unpatented mining claims totaling 3,039 acres. The Company currently has a 100% interest, subject to an agreement with Bonaventure who can earn an initial 50% interest. The Squaw Creek Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company acquired the Squaw Creek Property by staking during 1996. In September 2004, the Company entered into an option agreement with Odyssey whereupon Odyssey may earn an initial 50% interest by making cash payments to the Company of US$500,000, issue 500,000 of its common shares and provide US$2,000,000 in exploration expenditures, all over a four-year period. Odyssey may earn an additional 10% interest in the Squaw Creek Property by financing the completion of a feasibility study. Subsequently, Odyssey assigned all its rights under the option agreement to Bonaventure.

During the earn-in period, Bonaventure is responsible for all property holding costs

Location and Access

The Squaw Creek Property lies between the Midas and Ivanhoe mining districts on the northern portion of the Carlin Trend. Access to the property is achieved from the towns of Battle Mountain, Elko, or Winnemucca via highway and maintained all-weather roads. Unimproved dirt roads provide access along the pediment on the northern part of Squaw Creek.

Regional and Property Geology

The Squaw Creek Property is located directly on the Carlin Trend, and strongly anomalous gold mineralization associated with pyrite has been intersected in drill holes in an area more than 3 miles long and 1 mile wide. Additional weakly anomalous gold has been discovered within virtually all drill holes over a much larger area. The anomalous gold occurs within silicified and brecciated zones often more than 100 feet thick in the sedimentary rocks of the Upper Plate or in the overlying Miocene age volcanics. Zones of gold mineralization are also hosted within silty dolomitic sediments of unknown age and of unknown stratigraphic position. These silty dolomitic sediments may be part of the Rodeo Creek Formation and possibly indicate the presence of nearby auriferous Lower Plate sediments.

Exploration History

During the 1970‘s, the US Steel Company explored the Ivanhoe District and by 1984 had defined a gold reserve on the adjacent Ivanhoe Property. A series of companies explored the Ivanhoe project which was expanded to cover the current Squaw Creek Property. Touchstone Resources explored the Squaw Creek Property by surface mapping, and drilled at least 4 holes. Newmont Mining Corporation and Cornucopia Resources Ltd. explored the Squaw Creek Property from 1992 until 1995, drilling a total of 12 holes in the Sheep Corral Mine area before dropping the outer claims, including the Squaw Creek Property. The Company drilled three holes in 1998, 14 holes in 1999, and 10 holes in 2000 funded by Chapleau which terminated its option in August 2000 after incurring exploration expenditures totaling US$1,024,135.

Current and Future Exploration

To date, Bonaventure has executed a controlled source audiomagnetotelluric survey on the Squaw Creek Property. Drilling is planned to commence in December 2005, weather permitting.

Other Properties

South Cabin Creek Property

The Company’s 100% owned South Cabin Creek property (the “South Cabin Creek Property”) is located in Eureka County, Nevada, and consists of 84 unpatented mining claims totaling approximately 1,735 acres. The South Cabin Creek Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company acquired the claims that make up the South Cabin Creek Property by way of staking in October 2001. 2006 annual holding costs are estimated at US$11,214 for federal and county fees.

Location and Access

The South Cabin Creek Property is located about ¾ mile east of the past-producing Gold Pick Mine, approximately 30 miles northwest of the town of Eureka, Nevada. Access is via county maintained roads and then along all-weather dirt roads.

Regional and Property Geology

The South Cabin Creek Property lies along the Cortez Trend. The claims are underlain by an east-dipping fault-repeated section of Silurian Lone Mountain Dolomite overlain by Devonian McColley Canyon Formation and Denay Formation. The claims lie near the Devonian dolomite line, a major facies boundary controlled by regional Paleozoic-age structure along the continental margin.

The South Cabin Creek Property covers a small portion of the Cabin Creek deposit, the South Cabin Creek mineralized zone, and potential extensions of the Cabin Creek mineralizing structure. The Cabin Creek deposit is an oxide gold deposit hosted in the Bartine member of the McColley Canyon Formation. Drill intercepts in the southernmost portion of the deposit on the Company’s claims include:

Drill Hole	Interval (feet)	Gold (opt)

92-41	70	0.058

SS-26	85	0.039

SS-19	90	0.057

SS-27	125	0.037

92-53	100	0.035

Mineralization in the Cabin Creek deposit consists of two ore pods aligned in a northwest-southeast direction. The trend of gold mineralization and the favourable host rock unit project onto the Company’s claims to the southeast of the Cabin Creek deposit. The northeast-trending high-grade feeder structure of the deposit also projects on to the northeast part of the Company’s claims.

Widely spaced drilling in the area south of the Cabin Creek deposit by Atlas Precious Metals (“Atlas”) discovered the South Cabin Creek gold zone. Anomalous drill intercepts at the South Cabin Creek mineralized zone include:

Drill Hole	Interval (feet)	Gold (opt)

55-51	20	0.019

55-12	120	0.019

55-10	10	0.038

PD55-27	30	0.012

Exploration targets on the South Cabin Creek Property include shallow small to moderate pods of mineralization in the South Cabin Creek zone, high-grade mineralization along the projection of the high-grade feeder structure, and potentially large Carlin-type deposits concealed beneath gravel and volcanic cover along the major north-northwest-trending fault zone (main controlling structure) to the east of the Cabin Creek deposit.

Previous Exploration History

The area containing the South Cabin Creek Property was explored by a number of companies from 1982 to 1992. Exxon Coal and Minerals Company (“Exxon”) geologists first discovered gold-bearing jasperoid rocks in the Cabin Creek area in 1982, and drilled the first mineralized holes on the property. After Exxon relinquished the claims, Nerco staked claims which include the current property in 1982. American Copper and Nickel Company (“ACNC”) leased the property and drilled the discovery hole at Cabin Creek oxide gold deposit adjacent to the Company’s current property, which was later further defined by Phelps Dodge Corporation (“Phelps Dodge”) and Atlas. Atlas also drilled holes to the south and discovered the South Cabin Creek mineralization. From 1997 to 1998, Barrick Gold Corporation (“Barrick”) leased the claims but conducted no work. American Bonanza Gold Mining Corp. (now American Bonanza Gold Corp., "American Bonanza") leased the claims in 1999, but conducted no work before relinquishing the claims in September 2001.

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

The Company is currently seeking a joint-venture partner to fund and conduct exploration on the South Cabin Creek Property.

Gold Bar Horst Property

The Company’s 100% owned Gold Bar Horst property (the “Gold Bar Horst Property”) is located in Eureka County, Nevada, and consists of 183 unpatented mining claims totaling 3,707 acres. The Gold Bar Horst Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company acquired the 183 unpatented mining claims by way of staking since September 2001. 2006 annual holding costs are estimated to be US$24,430 for federal and county fees.

Location and Access

The Gold Bar Horst Property is located in Eureka County on the southwest flank of the Roberts Mountains, approximately 30 miles northwest of Eureka, Nevada. Access is by way of a series of improved all weather roads.

Regional and Property Geology

The claims were staked to cover the projection of a northwest-trending horst of Lower Plate Devonian Carbonates. The claims are in two noncontiguous blocks, covering the northern and southern projections of the horst beyond the immediate past producing Gold Bar Mine. The depth to bedrock under Quarternary gravels, as indicated by CSAMT and gravity surveys, and drilling, varies from less than 500 feet to greater than 1000 feet. Mineralization is controlled by a north-northwest-trending fault and structural intersections with northeast-trending cross faults.

Previous Exploration History

Atlas discovered gold-anomalous jasperoid along the southwest flank of the Roberts Mountains in 1983 and drilled 16 shallow exploration holes, one of which intersected thin gold mineralization. In 1984 Atlas discovered the Gold Bar deposit, which lies between the 2 current portions of the Company’s property. Atlas mined the Gold Bar deposit beginning in 1987 before exhausting the economic reserves in 1994. Atlas negotiated a series of joint-venture agreements with other mining companies between 1994 and 1999 for further exploration of the project which includes the claims encompassed by the Company’s current property boundaries. Homestake Mining Company (“Homestake”) entered into a joint venture in 1994 for exploration of the pediment area south and southeast of the Gold Bar mine. Homestake conducted CSAMT surveys and drilled 17 exploration holes on the area south of Gold Bar in 1995 and 1996. The joint venture was terminated in 1996. Barrick joint-ventured all of Atlas’ holdings in the Roberts Mountains, exclusive of the mine areas, in 1997. Barrick drilled a series of widely-spaced holes in the Millsite area and drilled seven deep holes to the north before terminating the joint venture in 1999. Vengold (now American Bonanza) leased all of Atlas’ holdings in the Roberts Mountains later in 1999.  When American Bonanza reduced the size of its claim holdings in 2001 to concentrate on the claims around the past producing Gold Bar mine, the Company staked the two noncontiguous claim groups bordering the remaining claims at Gold Bar on the north and south which currently comprise the Gold Bar Horst Property.

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

The Company is currently seeking a joint-venture partner to explore the Gold Bar Horst Property.

Hunter Property

The Hunter property (the “Hunter Property”) is located in Eureka County, Nevada, and consists of 48 unpatented mining claims totaling 1,116 acres. The Company has a 100% interest in 46 claims, and has a lease agreement and an option to purchase a 100% interest in the other 2 claims which make up the property. The Hunter Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company acquired 46 unpatented mining claims of the Hunter Property through staking in September 2001. In February 2002, the Company signed a lease agreement with Gregory McN. French (the “HNT Vendor”) on two adjacent unpatented mining claims known as the “HNT Claims”. Under the terms of the lease agreement, the Company is required to make lease payments and issue common shares to the HNT Vendor under the following schedule:

Payment Due Date	Cash Option Payments (US Dollars)	Common Share Issuances
Initial Payment	$2,000 (paid)	20,000 (issued)
February 1, 2003	$2,000 (paid)	20,000 (issued)
February 1, 2004	$3,000 (paid)	20,000 (issued)
February 1, 2005	$3,000 (paid)	20,000 (issued)
February 1, 2006	$ 4,000	20,000
February 1, 2007 and each year thereafter	$ 7,000	None

The HNT Vendor also retains a NSR on the HNT claims which varies from between 1% to 2%, depending upon the price of gold. The vendor retains a 1.5% NSR on minerals other than gold. The Company has the option to acquire the NSR and purchase the HNT Claims from the vendor for US$75,000 at any time before the 10th anniversary date of the lease.

2006 annual holding costs are estimated to be US$6,408 in federal and county fees, as well as the lease payments listed above.

Location and Access

The Hunter Property is located on the Cortez Trend and lies approximately 3 miles southeast of the Gold Pick Mine. Access is via Highway 50, then approximately 13 miles along county maintained gravel road and 1½ miles along unimproved dirt road.

Regional and Property Geology

The Hunter Property encompasses an easterly dipping fault-repeated section of Silurian Lone Mountain Dolomite overlain by Devonian McColley Canyon Formation, Bay State Dolomite and Devils Gate Limestone. Miocene basalts and minor rhyolite overlay and/or are faulted against the Paleozoic section along both the western and eastern parts of the claims. The western portion of the Hunter Property is covered by pediment gravels, which masks the Paleozoic and Tertiary rocks.

Previous Exploration History

Gold-bearing jasperiods were discovered in the Hunter area in 1983 and Mapco (Nerco) staked claims over the prospective ground. The claims were leased to ACNC in 1985. ACNC conducted geological mapping, rock-chip and soil sampling, geophysical surveys (IP-resistivity and VLF), and drilled 39 shallow holes between 1985 and 1987. ACNC estimated a small gold resource at Hunter before dropping the property in 1987.

Nerco conducted additional geologic and geochemical work and drilled seven holes in 1988-1989. Phelps Dodge acquired the Nerco claims in 1989 and conducted more mapping and collected additional rock-chip samples as well as drilling 21 exploration holes in 1990. Atlas acquired the Nerco claims in 1991 and conducted additional drilling in 1993. American Barrick leased all of Atlas’ claims in 1997, including those at Hunter, but performed no work on the property before terminating its lease in 1998. Vengold (now American Bonanza) then leased the Atlas land holdings in 1999 but also performed no work on the property before dropping the claims in September 2001.

Current and Planned Exploration

The Company is currently seeking a joint-venture partner to explore the Hunter Property.

Pat Canyon Property

The wholly owned Pat Canyon property (the “Pat Canyon Property”) is located in Eureka County, Nevada and consists of 178 unpatented mining claims totaling 3,582 acres. The Pat Canyon Property is without known mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company acquired the Pat Canyon Property by staking in November 2003. 2006 annual holding costs are estimated to be US$23,763 in federal and county fees.

Location and Access

The Pat Canyon Property lies on the Cortez Trend and is adjacent to the Company’s Fye Canyon Property to the south. Access is by a series of all-weather and dirt roads.

Regional and Property Geology

The Pat Canyon Property lies along the southern projection of the north-northwest-south-southeast-trending Cortez fault zone just south of a major northeast-trending cross-structure which bounds the northern edge of Simpson Park Mountains. The property covers 3½ miles of strike length of this splayed NNW fault system. Upper-plate Ordovician Vinini Formation crops out in the eastern part of the block and is overlaid by scabs of felsic Tertiary volcanics and thin Quaternary alluvium in the central area with thicker gravels in the west part. Intermediate Tertiary volcanics cover the southernmost part of the claim block. The claim block lies along the projection of Lower-plate carbonate rocks in the Cortez window to the northwest and the Tonkin window to the southeast.

Current and Future Exploration

The Company is seeking a joint venture partner to further explore the Pat Canyon Property.

Tonkin Summit Property

The Tonkin Summit property (the “Tonkin Summit Property”) is located in Eureka County, Nevada, adjacent to the Company’s McClusky Pass Property to the East. The 100% owned property consists of 186 unpatented mining claims totaling 3,826 acres. The Tonkin Summit Property is without known mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company acquired the Tonkin Summit Property by staking in the spring 2004. 2006 annual holding costs are estimated to be US$24,831 in federal and county fees.

Location and Access

The Tonkin Summit Property is located on the Cortez Trend at the northwest end of the Roberts Mountains approximately 30 miles northwest of Eureka, Nevada. Access is by way of a series of improved all weather roads.

Regional and Property Geology

The claims are underlain by Upper-plate Ordivician Vinini Formation (chert, siltstone with some limestone beds) with minor Tertiary volcanic and Quaternary gravel cover in the northwest corners. Lower-plate carbonate rocks are projected to underlie Vinini Formation at relatively shallow depths.

Current and Planned Exploration

The target is a Carlin-type disseminated gold deposit hosted in Lower-plate carbonate units beneath the Roberts Mountains thrust fault, alternatively similar bodies in limestone units of lower Ordovician Vinini Formation. The depth to Lower-plate is unknown as the property is unexplored below a 200 to 600 foot depth. Lower-plate Devonian limestones crop out within 2,000 feet of the east side of the claim block. Scattered anomalous gold, arsenic, antimony and mercury in rock chips and soils are on trend from two mineralized northeast trending faults on an adjacent property. The Company is seeking a joint venture partner to further explore the Tonkin Summit Property.

Miscellaneous

Since 2004, the Company has acquired, by staking, a 100% interest in four additional Nevada mineral exploration properties comprised of unpatented mining claims located on the Cortez Trend in Eureka County and one additional mineral exploration property located on the Getchell Trend in Humboldt County. The combined acreage of these properties totals 9,300 acres. These properties are without known mineral reserves and are at the exploration stage. The Company’s current efforts are exploratory in nature.

2006 annual holding costs in federal and county fees for these properties is estimated to be US$63,105.

Sampling and Analysis

The sampling method used by the Company field personnel varies with the purpose of the sample. Geologists doing initial reconnaissance or prospecting may collect selected grab samples from new discoveries. Such samples would be intended only to determine if minerals of interest are present, not to estimate grades for any volume of material.

For more systematic sampling, outcrops are cleaned off and in some cases shallow hand trenches are dug. Continuous chip samples are collected over intervals selected by a Company geologist. The manner of sampling is recorded in field notes and is entered into the digital database of surface samples.

Core from drilling programs is photographed and logged on the project site by contract geologists under the supervision of the Company’s project manager. Core is split by a contract geotechnician in Eureka, Nevada. Split core is bagged, sealed and shipped directly to assay labs in Elko, Nevada for sample preparation, and then to Sparks, Nevada for analysis. All samples are analyzed for gold and silver by fire-assay technique.

The Company employs a quality control program consisting of re-assaying of both mineralized (0.010 oz/ton gold) and randomly selected coarse reject samples, insertion of coarse standard samples and assaying of both random and mineralized duplicate drilling samples through an umpire laboratory. Drill-cuttings samples are bagged, sealed and shipped directly to an assay laboratory in Elko, Nevada for sample preparation, then to Sparks, Nevada for analysis. All samples are analyzed for gold and silver by fire-assay technique.

ITEM 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company’s consolidated financial statements are stated in CAD$ and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 15 to the consolidated financial statements. The value of the US$ Dollar in relationship to the CAD$ was US$1.00 = CAD$1.2256 as of June 30, 2005.

The Company has since inception financed its activities through the distribution of equity capital. While the Company has sufficient resources to meet its obligations for the foreseeable future at its current level of activity, it is anticipated that additional funds by equity issuance will be required in the future, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Results of Operations

Year Ended June 30, 2005 vs. Year Ended June 30, 2004

During the year ended June 30, 2005 the Company acquired two additional mineral exploration properties on the Cortez Trend. The Company also completed a private placement of its common shares, which provided net proceeds of $2,370,000.

A loss of $1,063,474 or $0.02 per share in 2005 was the result of interest on short-term investments of $261,600, a loss on foreign exchange of $60,377, a partial recovery of $31,404 of the unrealized loss on temporary investments reported in 2004, a loss on disposal of equipment of $757, a stock-based compensation charge of $148,543 and costs of $952,203 before write-offs.

In 2004, a loss of $1,664,257 or $0.04 per share resulted from short-term investment interest of $97,920, a loss on foreign exchange of $9,299, an unrealized loss on temporary investments of $42,999, a stock-based compensation charge of $840,005 and costs of $628,325 before write-offs.

During the 2005 fiscal year, $194,598 of preliminary exploration costs was written-off compared to $241,549 in 2004. The increase in administrative costs from $628,325 at June 30, 2004 to $952,203 at June 30, 2005 was a result of an increase in consulting fees, audit fees, investor relations and shareholder information costs, management fees, rent, amortization, office costs, telephone and travel expenses, reflecting the costs associated with the Company’s new Reno office as well as the general increase in exploration activities in Nevada.

Year Ended June 30, 2004 vs. Year Ended June 30, 2003

During the year ended June 30, 2004 the Company acquired seven additional mineral exploration properties on the Cortez Trend. The Company also completed three private placements of its common shares, which provided net proceeds of $9,059,476.

The loss for the year ended June 30, 2004 was $1,664,257, or $0.04 per share, compared to a loss of $357,746, or $0.01 per share, in the prior year. The increased loss was due to higher expenses of $1,468,330 in 2004 compared to $210,636 in 2003, with the largest increase occurring in consulting – stock-based compensation, which totaled $840,005 compared to zero in 2003 as the Company adopted the expensing of non-employee options per CICA Handbook 3870 in 2004. Other significant changes in expenses occurred in management fees, which rose to $210,000 from $58,000, and wages and benefits which rose to $31,863 from zero due to a higher level of corporate activity and the addition of personnel in the Company’s new field office in Reno, Nevada in 2004. Transfer agent and listing fees increased to $55,506 in 2004 from $8,542 in 2003 due to the completion of three private placements and the higher exercise rate of stock options and warrants. Consulting increased to $82,540 from $36,761 and travel and entertainment rose to $52,569 in 2004 from $973 in 2003 as management and consultants visited and reviewed both existing and newly acquired properties in Nevada as well as travel related to investor relations. Investor relations and shareholder information rose to $52,889 in 2004 from $21,069 in 2003 in part as a result of a new investor relations contract executed with Darrell Wellander, an independent businessman, in September 2003 in order to better inform shareholders and the investment community about the Company’s activities.

The Company also recorded the write-off of deferred exploration costs of $241,549 in 2004 compared to $118,399 in 2003. These write-offs are related to general exploration of properties in Nevada which the Company has investigated but not acquired. The Company also recorded a loss on foreign exchange of $9,299 in 2004 compared to a loss of $36,524 in 2003 due to unfavorable changes in the Canadian/US dollar exchange rate, and a unrealized loss on temporary investments of $42,999 in 2004 compared to zero in 2003 as the market value of certain highly liquid bonds in which the Company invests a portion of its cash intended for future expenditures declined as of June 30, 2004. These expenses were slightly offset by an increase in interest income of $97,920 in 2004 versus $7,813 in 2003, with the increase due to higher cash balances in the current period as well as a favorable mix of higher-yielding temporary investments in highly liquid bonds.

Liquidity and Capital Resources

The Company’s working capital at June 30, 2005 was $11,216,455 compared to $9,804,733 at June 30, 2004. The Company continued a program initiated in 2004 of investing a portion of its working capital in highly liquid short-term bonds in order to obtain a higher interest rate than that available through demand bank accounts until such time as the funds are needed for mineral exploration and working capital. As of June 30, 2005, $10,895,443 was classified as temporary investments compared to $7,450,824 at June 30, 2004 while $282,459 was classified as cash and cash equivalents at June 30, 2005, compared to $2,395,527 at June 30, 2004. Subsequent to the 2005 year-end, the Company received net proceeds of $6,415,300 from the exercise of 4,940,586 warrants.

For the 2006 fiscal year, the Company has budgeted US$2,000,000 for its anticipated exploration activities. Property costs, including land holding leases and fees, are estimated to total US$600,000, and administrative costs are estimated at approximately US$600,000. Therefore, the Company estimates it has sufficient capital resources for all planned expenditures through fiscal 2006 and beyond.

Year Ended June 30, 2005

Operating activities for the year ended June 30, 2005 used cash of $954,361, with the loss for the year of $1,063,474 reduced by items not affecting cash including stock-based compensation of $148,543 and write-off of deferred exploration costs of $194,598. Changes in non-cash working capital items included increases in accounts receivable of $103,457 and prepaid expenses of $26,214, and decreases in accounts payable and accrued liabilities of $51,640, and amounts due to related parties of $52,616.

Investing activities used cash of $4,972,207. The largest component was the acquisition of temporary investments of $3,413,215 as the Company invested in highly liquid short-term bonds. Acquisition of mineral property interests used cash of $673,373, and deferred exploration costs used cash of $816,648. Acquisition of equipment used cash of $86,486.

Financing activities provided cash of $3,813,500, with the entire amount provided by the issuance of capital stock. During the year, the Company issued a total of 4,060,000 common shares: 1,500,000 common shares were issued pursuant to a private placement for proceeds of $2,370,000; 40,000 shares were issued for mineral property interests at a deemed value of $28,400; 230,000 shares were issued on the exercise of stock options for net proceeds of $120,125; and 2,290,000 shares were issued pursuant to the exercise of warrants for net proceeds of $1,421,304.

During the year the Company’s cash position decreased by $2,113,068.

Year Ended June 30, 2004

Operating activities for the year ended June 30, 2004 used cash of $741,247, with the loss for the year of $1,664,257 reduced by items not affecting cash including stock-based compensation of $840,005 and write-off of deferred exploration costs of $241,549. Changes in non-cash working capital items included an increase in accounts receivable of $70,608, an increase in accounts payable and accrued liabilities of $12,714, and a decrease in amounts due to related parties of $153,168.

Investing activities used cash of $8,702,270. The largest component was the acquisition of temporary investments of $7,493,823. Acquisition of mineral property interests used cash of $611,213, and deferred exploration costs used cash of $442,661. Acquisition of equipment used cash of $89,321 and reclamation bonds were posted which used cash of $65,252.

Financing activities provided cash of $11,705,658, with the entire amount provided by the issuance of capital stock. During the year, the Company issued a total of 20,870,734 common shares: 12,486,926 common shares were issued pursuant to private placements for gross proceeds of $9,599,998; 40,000 shares were issued for mineral property interests at a deemed value of $31,200; 2,134,500 shares were issued for the exercise of stock options for proceeds of $268,310; 6,084,308 shares were issued pursuant to the exercise of warrants for net proceeds of $2,377,872; and 125,000 common shares were issued for a finder’s fee.

During the year the Company’s cash position increased by $2,262,141.

Year Ended June 30, 2003

The Company’s had a working capital deficit of $87,241 as at June 30, 2003 compared to a positive total of $384,121 as at June 30, 2002. During the year ended June 30, 2003 operating activities used cash of $179,612. Loss for the year of $357,746 was reduced by items not affecting cash including write-off of deferred exploration costs of $118,399. Changes in non-cash working capital items included a decrease in accounts payable and accrued liabilities of $48,943, and an increase in amounts due to related parties of $103,885.

Investing activities used cash of $229,419, including $137,565 in acquisition of mineral property interests and $177,797 in deferred exploration costs offset by refunded reclamation bonds in the amount of $85,943.

Financing activities provided cash of $33,750, resulting from the issuance of 337,500 common shares pursuant to the exercise of incentive stock options. The Company also issued 40,000 common shares for mineral property acquisitions at a deemed value of $8,000.

During the year ended June 30, 2003, the Company’s cash position decreased by $375,281.

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

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. Effective July 1, 2003 the Company elected to follow the fair value method of accounting for stock-based compensation.

New accounting and disclosure standards were introduced under Canadian GAAP for the fiscal year ending June 30, 2003. Accordingly, there were no differences between Canadian GAAP and United States GAAP for the years ended June 30, 2005, 2004 and 2003.

The reader is advised to consult the Company’s audited annual consolidated financial statements for the year ended June 30, 2005, particularly Note 15, for quantification of the differences.

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

Consult the Company’s audited annual consolidated financial statements for the year ended June 30, 2005 for the differences if the Company had chosen to account for these costs as intangible assets under HB 1581 and HB 3062 effective February 1, 2002.

Variation in Operating Results

The Company derives interest income on its bank deposits and short-term investments, which depend on the Company’s ability to raise funds.

Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals. The decision to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

Research and Development

The Company conducts no research and development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The Company has an interest in various exploration-stage mineral properties located in the State of Nevada. Certain of the underlying claims are leased from third-parties and have lease payments due. Other claims are unpatented mining claims on land owned by the Bureau of Land Management (“BLM”) and have annual lease fees payable. All claims have Nevada county taxes due annually which vary by county.

Based upon its current and anticipated future claim holdings, the Company estimates its land holding costs for the next three fiscal years to be the following:

Annual Estimated Property Holding Costs

Type of Cost	2006	2007	2008
Leases	$ 75,450	$ 75,450	$ 75,450
BLM Fees	$440,750	$440,750	$440,750
County Fees	$ 30,130	$ 30,130	$ 30,130

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

The following is a list of the Company’s reclamation bonds outstanding as of June 30, 2005.

Property	Current Status	Government Body Holding the Bond	US$ Amount of Bond	CDN$ Amount of Bond

Indian Ranch	Exploration	BLM, Nevada	$76,100	--
McClusky Pass	Exploration	BLM, Nevada	$ 1,024	--
New Pass	Exploration	BLM, Nevada	$ 5,982	--
Unallocated Nevada	Exploration	BLM, Nevada	$67,918	--
Quito	Dropped	US Forest Service	$ 5,000	--
Lookout	Dropped	B.C. Minister of Finance	--	$3,500
[MGM	Dropped	B.C. Minister of Finance	--	$2,000

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6 A.    DIRECTORS AND SENIOR MANAGEMENT

Each of the Company’s directors is elected by the Company’s shareholders at an annual general meeting to serve until the next annual general meeting of shareholders, scheduled to be held in December 2006, or until a successor is elected or appointed. The Board of Directors appoints the Company’s executive officers annually after each annual general meeting, to serve at the discretion of the Board of Directors.

The following tables disclose the name, age, functions in the Company and date or election or appointment of its directors and executive officers as of November 30, 2005, together with business experience, principal business activities performed outside of the Company (including in the case of directors other principal directorships).

Director	Age	Date First Elected/Appointed

John M. Leask (1)	49	December 1994
Gordon P. Leask (1)	44	January 2003
Brian D. Edgar (1)	55	February 1996
Megan Cameron-Jones	44	December 1996
(1) Member of Audit Committee.

Executive Officer	Position	Age	Date of Appointment

John M. Leask	President, CEO and Chairman	49	April 2001
Megan Cameron-Jones	CFO and Corporate Secretary	44	January 2003
Robert G. Cuffney	Vice-President, Exploration	55	August 1998
Kareen McKinnon	Vice President, Corporate Development	32	April 2005

John M. Leask is President, Chief Executive Officer and Chairman of the Company. Mr. Leask is a Professional Engineer who graduated with a Bachelor of Applied Science degree from the University of British Columbia in 1980. Prior to joining the Company, he was a self-employed consultant and has 29 years experience in resource exploration and management of public companies. He joined the Company as a Director in December 1994, and has been Chairman and Chief Executive Officer since 1996. He also served as President of the Company from January to July 1996, and was reappointed President in April 2001. He currently also serves as a director of Mansfield Minerals Inc., a public mineral exploration company traded on the TSX Venture Exchange. Mr. Leask devotes 50% of his time to Company business.

Gordon P. Leask is a Director of the Company. Mr. Leask is a Geologist and Professional Engineer who graduated from the University of British Columbia with a Bachelor of Applied Science degree in Geological Engineering in 1985. He joined the Company as a Director in January 2003, although he had provided consulting services to the Company prior to his being named a Director. He has over 25 years experience in the mineral exploration business, and currently serves as President and Director of Mansfield Minerals Inc., a public mineral exploration company traded on the TSX Venture Exchange. Mr. Leask devotes 50% of his time to Company business.

Brian D. Edgar has been a Director of the Company since February 1996. Mr. Edgar currently serves as an investment banker with Rand Edgar Investment Corp. in Vancouver, B.C. since 1992 and President of Dome Ventures Inc. since February 2005. He graduated with a Bachelor of Laws degree from the University of British Columbia in 1975 and currently serves as a director of other public companies, including: Pender Financial Group, a public investment company traded on the TSX Venture Exchange; Lexacal Investment Corp, a public investment company traded on the TSX Venture Exchange; South Atlantic Ventures Ltd., a mineral exploration company traded on the TSX Venture Exchange; Valkyries Petroleum Corp., a petroleum and natural gas exploration company traded on the TSX Venture Exchange; and Lundin Mining Corporation, a mineral exploration company traded on the Toronto Stock Exchange. Mr. Edgar devotes approximately 5% of his time to Company business.

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

Robert G. Cuffney is Vice-President of Exploration for the Company. He is a Professional Geologist and holds a Bachelor of Science in Geological Engineering and a Master of Science in Geology from the Colorado School of Mines. Mr. Cuffney has over 29 years of experience in mineral exploration in North America and Southeast Asia and is a past president of the Geological Society of Nevada. He was appointed Vice President of Exploration of the Company in August 1998, but prior to his appointment also served as a geologic consultant to the Company. Before joining the Company, Mr. Cuffney served as a senior geologist for Newmont Exploration Ltd. working on the Carlin Trend and regionally in the Great Basin of Nevada and Utah. He devotes approximately 100% of his time to Company business.

Kareen McKinnon is Vice President, Corporate Development for the Company. Ms. McKinnon has over 10 years experience in public markets and handles the investor relations department of the Company. Before joining the Company, Ms. McKinnon spent several years in Corporate Finance with Nesbitt Burns and moved on to take a variety of senior level positions within various public companies.

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

All of the Company’s Officers and Directors are covered by Indemnity Agreements executed with each individual. Under these agreements, the Company has agreed to indemnify the individual and their heirs, executors, administrators and personal representatives against all costs, charges and expenses incurred in connection with any civil, criminal, or administrative action to which they are made a party by reason of having been an officer or director of the Company. The Indemnity Agreement is only in effect if the individual acted honestly and in good faith with a view to the best interests of the Company and if the individual had reasonable grounds for believing that their conduct was lawful.

John M. Leask, President, Chief Executive Officer, Director and Chairman, and Gordon P. Leask, Director, are brothers. There are no arrangements or understandings pursuant to which a person was selected as a Director of the Company.

6 B.    COMPENSATION OF DIRECTORS AND OFFICERS

The Company has no arrangements pursuant to which Directors are compensated by the Company for their services in their capacity as Directors, or for committee participation. Certain Officers and Directors have been compensated for consulting and expert services during the most recently completed fiscal year. Officers and Directors are compensated for management, consulting, and administrative services as rendered. For a description of these payments, see Note 7 to the Company’s consolidated financial statements.

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants stock options to Directors, Executive Officers and employees under a stock option plan effective as of November 4, 2002 and amended as of December 12, 2003.

For the three most recently completed financial years ended June 30, 2005, June 30, 2004 and June 30, 2003 in respect of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and for each of the Company’s three most highly compensated executive officers as at June 30, 2005 (other than the CEO and CFO), whose total salary and bonus exceeds $150,000, if any, and any other additional individuals for whom disclosure would have been provided but for the fact that the individual was no longer an executive officer as at June 30, 2005 (the “Named Executive Officers” or “NEO”), the annual and long-term compensation and bonus is set out below.

Summary Compensation Table

		Annual Compensation			Long Term Compensation

					Awards		Payouts

NEO Name and Principal Position	Year Ended June 30	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs(1) Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP(2) Payouts ($)	All Other Compensation ($)

John M. Leask	2005	Nil	Nil	$120,000(3)	Nil/Nil	Nil	N/A	Nil
President, Chairman	2004	Nil	Nil	$ 97,879(3)	Nil/Nil	Nil	N/A	Nil
and Chief Executive	2003	Nil	Nil	$ 24,000(3)	547,500/Nil	Nil	N/A	Nil
Officer

Megan Cameron-Jones(4)	2005	Nil	Nil	$ 48,000	Nil/Nil	Nil	N/A	Nil
Chief Financial	2004	Nil	Nil	$ 33,750	Nil/Nil	Nil	N/A	Nil
Officer and Corporate
Secretary

(1)	“SAR” or “stock appreciation right” means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.
(2)	“LTIP” or “long term incentive plan” means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.
(3)	These monies were paid to Rangefront Exploration Corp., a BC private company controlled by Mr. Leask.
(4)	Megan Cameron-Jones was appointed Chief Financial Officer on November 25, 2004.

Options Granted in Financial Year ended June 30, 2005

During the most recently completed financial year, there were no stock options granted by the Company to the Named Executive Officers.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

During the most recently completed financial year, there were no stock options exercised by the Named Executive Officers. The following table sets out the financial year end value of stock options held by the Named Executive Officers.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable (1)

John M. Leask	Nil	$Nil	750,000/Nil	$388,950/$Nil

Megan Cameron-Jones	Nil	$Nil	350,000/Nil	$182,500/$Nil

(1)	“In the money” options are those where the market value of the underlying securities at the financial year-end exceeds the exercise price of the option. Value is determined by calculating the difference between the closing price of the Company’s common shares ($0.88) on June 30, 2005, and the exercise price of each option, and then multiplying the difference by the number of common shares under option at the financial year end.

No funds were set aside or accrued by the Company during fiscal 2005 to provide pension, retirement or similar benefits for Directors or Executive Officers.

6 C.    BOARD PRACTICES

The Company’s Board currently consists of four directors, all of whom were elected at the annual and special general meeting of shareholders on November 26, 2005. The current term of office for all the directors will expire at the next annual general meeting, at which time all four of the current directors may be nominated for re-election.

The Board is responsible for the conduct of the Company’s affairs generally. The Board is responsible for reviewing and approving the Company’s operating plans and budgets as presented by management. The Board is responsible for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company’s senior management personnel also falls within the gambit of the Board’s responsibilities. The Board is responsible for ensuring effective communications by the Company with its shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. In keeping with its overall responsibility for the stewardship of the financial affairs of the Company, the Board created an audit committee which is responsible for the integrity of the Company’s internal control and management information systems.

The CEO and the Board have not, to date, developed formal, documented position descriptions for the CEO and the Board defining the limits of management’s responsibilities. The Board is currently of the view that the respective corporate governance roles of the Board and management are clear and that the limits to management’s responsibility and authority are reasonably well-defined.

The Board is responsible for approving annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

The Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

In the event of a conflict of interest at a meeting of the Board, the conflicted director will in accordance with corporate law and in accordance with his or her fiduciary obligations as a director of the Company, disclose the nature and extent of his or her interest to the meeting and abstain from voting on or against the approval of such participation.

There are no service contracts between the Company or any of its directors for benefits upon termination of employment.

Board Committees

The Company’s Board of Directors has appointed one committee, an audit committee (the “Audit Committee”), which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee operates under a written set of rules for its conduct and practices which sets out its required duties. During fiscal 2005, the Audit Committee met four times, once each quarter.

The current members of the Audit Committee are John M. Leask, Gordon P. Leask and Brian D. Edgar.

6 D.    EMPLOYEES

As at November 30, 2005, the Company had no employees.

6 E.    SHARE OWNERSHIP

The following table sets forth, as of November 30, 2005, the number of the Company’s common shares beneficially owned by (a) directors and executive officers of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options and other convertible securities which are exercisable or convertible within 60 days from the above date. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Name	Position	Number of Common Shares Beneficially Owned	Percentage of Class(1)

Gordon P. Leask	Director	3,497,841(2)	5.8

John M. Leask	President, CEO and Chairman	2,581,012(3)	4.3

Brian D. Edgar	Director	2,058,500(4)	3.4

Megan Cameron-Jones	CFO, Corporate Secretary and	687,019(5)	1.2
	Director

Robert G. Cuffney	Vice-President, Exploration	599,000(6)	1.0

Kareen McKinnon	Vice-President, Corporate	37,500(7)	0.1
	Development

Directors and Officers as		19,013,299(8)	30.6
a group (6 persons)

(1)	As of November 30, 2005 there were 59,164,972 common shares of the Company issued and outstanding. Percentage of class is based on the number of shares beneficially owned by the individual (or group, if applicable), divided by the sum of 59,164,972 plus any shares subject to stock options or other convertible securities exercisable by such individual (or group) within 60 days of November 30, 2005.

(2)	Includes 1,147,609 common shares held indirectly in the name of Eagle Putt Ventures Inc., a private British Columbia company controlled by Mr. Leask, and 750,000 common shares subject to stock options exercisable within 60 days of November 30, 2005.

(3)	Includes 231,947 common shares held indirectly in the name of Rangefront Exploration Corp., a private British Columbia company controlled by Mr. Leask, and 750,000 common shares subject to stock options exercisable within 60 days of November 30, 2005.

(4)	Includes 750,000 common shares subject to stock options exercisable within 60 days of November 30, 2005.

(5)	Includes 48,000 common shares held indirectly in the name of Gary Jones, controlled by Ms. Cameron-Jones, and 350,000 common shares subject to stock options exercisable within 60 days of November 30, 2005.

(6)	Includes 300,000 common shares subject to stock options exercisable within 60 days of November 30, 2005.

(7)	Includes 37,500 common shares subject to stock options exercisable within 60 days of November 30, 2005.

(8)	Includes 2,937,500 common shares subject to stock options exercisable within 60 days of November 30, 2005.

Stock Option Plan

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

As of November 30, 2005, the following options are held by directors, executive officers and other employees of the Company.

Name	Number of Options	Exercise Price	Expiry Date

Cameron-Jones, Megan	100,000	$0.23	January 23, 2008
	250,000	0.41	September 23, 2008
Cuffney, Robert	75,000	0.23	January 23, 2008
	125,000	0.41	September 23, 2008
	50,000	0.75	March 1, 2009
	50,000	0.85	March 21, 2010
Edgar, Brian D	145,500	0.23	January 23, 2008
	604,500	0.41	September 23, 2008
Leask, Gordon P	202,500	0.23	January 23, 2008
	547,500	0.41	September 23, 2008
Leask, John M	202,500	0.23	January 23, 2008
	547,500	0.41	September 23, 2008
McKinnon, Kareen	85,000	0.67	April 6, 2010
	50,000	1.50	October 19, 2010
Employees/Others	55,000	0.10	May 14, 2006
	30,000	0.23	January 23, 2008
	180,000	0.75	March 1, 2009

	3,300,000

ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7 A.    MAJOR SHAREHOLDERS

The Company is a publicly owned Canadian corporation, the common shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by another corporation or any foreign government. No shareholders of the Company have different voting rights from any other shareholder.

As of November 30, 2005, Pacific Corporate Trust Company reported that there were 59,164,972 common shares issued and outstanding. Of those common shares issued, 3,972,250 shares were registered to 41 holders of record resident in the United States.

The Company is aware of two persons who beneficially own 5% or more of the Registrant’s voting securities. The following table lists as of November 30, 2005, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common shares. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

5% or Greater Shareholders

Name of Owner	Number of Common Shares Beneficially Owned	Percentage of Class(1)
Gordon P. Leask (2)	3,497,841	5.8%
Robert McEwen	9,552,427	16.1%

(1)	As of November 30, 2005 there were 59,164,972 common shares of the Company issued and outstanding. Percentage of class is based on the number of shares beneficially owned by the individual, divided by the sum of 59,164,972 plus any shares subject to stock options or other convertible securities exercisable by such individual within 60 days of November 30, 2005.

(2)	Includes 1,147,609 common shares held indirectly in the name of Eagle Putt Ventures Inc., a private British Columbia company controlled by Mr. Leask, and 750,000 common shares subject to stock options exercisable within 60 days of November 30, 2005.

There has been no significant change in the percentage ownership held by the major shareholders during the past three years, except that on or about June 2005, Goldcorp Inc. sold its entire shareholding to Robert McEwen.

7 B.    RELATED PARTY TRANSACTIONS

The directors, senior officers and principal shareholders of the Company and associates or affiliates of the foregoing have had no material interest, direct or indirect, in any transactions in which the Company has participated since July 1, 2004 which have or will materially affect the Company or any of its subsidiaries, or that are unusual in their nature or conditions.

There are no outstanding loans or guarantees made by the Company to or for the benefit of any of the directors, senior officers or principal shareholders of the Company, nor any associate or affiliate of any of the foregoing persons.

7 C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8:    FINANCIAL INFORMATION

8 A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 for details of the Company’s consolidated financial statements which have been prepared by independent auditors and are accompanied by audit reports, including comparative financial statements for the latest three financial years audited in accordance with a comprehensive body of auditing standards.

The financial year end of the Company is June 30.

Also see Item 5 — Operating and Financial Review and Prospects.

The Company is not and has not been, since July 1, 2004, a party to any material legal or arbitration proceeding, nor is any material governmental proceeding involving the Company pending or known to be contemplated.

The Company has not paid any dividends on its common shares since its incorporation. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

8 B.    SIGNIFICANT CHANGES

No significant changes have occurred since the date of the financial statements included in this Annual Report, except as disclosed in this Annual Report.

ITEM 9:    OFFER AND LISTING DETAILS

The Company’s shares were listed for trading on the Vancouver Stock Exchange, a predecessor to the TSX Venture Exchange, on October 23, 1989. The CUSIP number is 963900 10 5. The price range of the Company’s common shares during the periods indicated below was as follows:

Financial Period Ended	Financial Period	TSX/V High	TSX/V Low
November 30, 2005	Month	$2.10	$1.45
October 31, 2005	Month	$1.62	$1.31
September 30, 2005	Month	$1.80	$1.33
August 31, 2005	Month	$1.80	$1.26
July 31, 2005	Month	$1.41	$0.85
June 30, 2005	Month	$0.92	$0.60
September 30, 2005	Quarter	$1.80	$0.85
June 30, 2005	Quarter	$1.49	$0.87
March 31, 2005	Quarter	$1.20	$0.70
December 31, 2004	Quarter	$0.93	$0.60
September 30, 2004	Quarter	$0.92	$0.55
June 30, 2004	Quarter	$0.54	$0.11
March 31, 2004	Quarter	$0.99	$0.48

Financial Period Ended	Financial Period	TSX/V High	TSX/V Low
December 31, 2003	Quarter	$0.92	$0.55
September 30, 2003	Quarter	$1.61	$0.50
June 30, 2005	Annual	$1.49	$0.55
June 30, 2004	Annual	$1.61	$0.11
June 30, 2003	Annual	$0.35	$0.08
June 30, 2002	Annual	$0.34	$0.04
June 30, 2001	Annual	$0.22	$0.06

ITEM 10:    ADDITIONAL INFORMATION

10 A.    SHARE CAPITAL

Not applicable for Annual Report.

10 B.    NOTICE OF ARTICLES

The new Business Corporations Act (British Columbia) (the “New Act”) came into force in British Columbia on March 29, 2004. The New Act replaces the Company Act (British Columbia) (the “Former Act”), which is the statute that previously governed the Company.

Under the New Act, a mandatory transition rollover to substitute a Notice of Articles for its Memorandum was completed by the Company effective June 20, 2005, which enabled the Company to alter its articles to be in line with the new provisions contained in the New Act. Subsequently, at the annual meeting of shareholders held November 25, 2005, shareholders approved removal of pre-existing company provisions relating to restrictions contained in the Former Act no longer required under the New Act, and approved new articles (the “New Articles”) by special resolutions approved by a three-quarter majority vote cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

The Company’s New Articles does not prescribe any extraordinary limits on the business or purpose of the Company.

Under the New Articles, directors of the Company: 1) who hold a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter are not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution; 2) may authorize the Company to borrow money in amounts, on the security, from the sources and issue bonds, debentures and other debt obligations, on terms and conditions they consider appropriate; guarantee the repayment of money; and mortgage, charge, grant a security interest in or give other security on the whole or any part of the present and future assets and undertaking of the Company; 3) may authorize the Company to borrow money in amounts, on the security, from the sources and issue bonds, debentures and other debt obligations, on terms and conditions they consider appropriate; guarantee the repayment of money; and mortgage, charge, grant a security interest in or give other security on the whole or any part of the present and future assets and undertaking of the Company; 4) are not required to retire on an age limit and 5) are not required to hold any share in the capital of the Company to become, act or continue to act as a director of the Company.

All of the authorized share of common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued common shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of common shares are entitled to one vote for each share on all matters to be voted by the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or to purchase funds.

The Company is authorized to determine whether the rights of the holders of issued shares of the Company may be altered only with the approval of the holders of 2/3 or more of the shares of the Company voted at a meeting of the shareholders of the Company.

General meetings are to be held annually. All Directors are subject to re-election at each annual general meeting. Directors may call an extraordinary meeting of shareholders. All registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders may attend at meetings of shareholders.

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constating document of the Company. There are no provisions in the Company’s New Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

There are no conditions imposed by the Company’s New Articles governing changes in the capital where such conditions are more stringent than is required by the laws of British Columbia. All common shareholders share equally in the profits of the Company.

10 C.    MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, as described in this Annual Report, neither the Company nor any member of the group, is a party to any material contracts within the two years preceding the publication of this document.

10 D.    EXCHANGE CONTROLS

Other than as provided in the Investment Canada Act (Canada) (the “Investment Act”), there are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends to non-resident holders of the Company’s securities. However, any such remittances of dividends paid to United States residents are subject to withholding tax at a rate equal to a maximum of 15% of the amount paid (see Item 10E Taxation).

The following discussion summarizes the material features of the Investment Act, in its present form, for a non-resident of Canada who proposes to acquire common shares of the Company.

The Investment Act regulates the acquisition of control of a Canadian business by a “non-Canadian” as defined under the Investment Act. With respect to the Company, an acquisition of control is considered to be the acquisition of the majority of its common shares. However, if a non-Canadian acquires more than one-third of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquirer. All acquisitions of control of a Canadian business are notifiable (which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment) unless the investment is reviewable. If the investment is reviewable, the investment may not be implemented until the Minister responsible for the Investment Act is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.

Where either the acquirer is, or the Company is presently controlled by, a WTO investor (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company’s assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than $223 million. This amount varies each year based on the rate of growth in Canadian gross domestic product. Other direct acquisitions of control are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than $5 million. The $5 million threshold for review also applies with respect to the acquisition of control of any Canadian business that provides any financial services or transportation services, is a cultural business, or is engaged in the production of uranium and owns an interest in or producing uranium property in Canada.

Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor. Otherwise, an indirect acquisition will be reviewable if the value of the Company’s assets is $50 million or more, or if the value of the Company’s assets acquired in the total transaction is in Canada or the acquisition is not effected through the acquisition of control of a foreign corporation.

Certain types of transactions are exempt from application of the Investment Act including acquisitions of control of the Company:

(a)     by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)     in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

(c)     for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest control within two years after control was acquired; and

(d)     by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate or indirect control in fact of the Company through the ownership of voting interests remains unchanged.

There are currently no limitations on the right of foreign or non-resident owners of common shares to hold or vote such securities imposed by Canadian law or the Company’s charter or other constituent documents.

10 E. TAXATION

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Company (“Common Shares”) for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold Common Shares as capital property for the purpose of the Income Tax Act (Canada) (the “Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base.

This summary is based on the provisions of the Tax Act and the regulations there under and on the Company’s understanding of the administrative practices of Canada Revenue Agency and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to April 30, 2005. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors. The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the “Convention”) and the Protocols to the Convention.

Dividends on Common Shares

Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a corporation resident in Canada. The Convention limits the rate to 15% if the shareholder is resident in the United States and the dividends are beneficially owned by and paid to him, and to 5% if the shareholder is a corporation that beneficially owns at least 10% of the voting shares of the payor corporation.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and is exempt from income tax under the laws of the United States.

The tax payable on dividends is to be withheld at source by the company or personnel acting on its behalf. The Company is liable for the amount of the tax if it fails to so withhold. The taxpayer is liable in any event if the Company fails to withhold.

Disposition of Common Shares

Under the Tax Act, a taxpayer’s capital gain or capital loss from a disposition of Common Shares is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One-half of a capital gain (the “taxable capital gain”) is included in income, and one-half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year. The amount by which a shareholder’s allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the year or in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities with whom the corporation was not dealing at arm’s length) did not, at the time the dividends were received, own more than 5% of the shares of any class of the capital stock of the corporation from which the dividend was received. These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of shares unless the shares represent “taxable Canadian property”. Common Shares will not generally constitute taxable Canadian property. common shares of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder holds the shares as “capital property” and used the shares in carrying on a business in Canada, or if at any time in the five years immediately preceding the disposition the shareholder owned, either alone or with persons with whom the shareholder did not deal at arm’s length, 25% or more of the issued shares of any class of the share capital of the Company.

Where a United States resident realizes a capital gain on a disposition of shares that constitute “taxable Canadian property”, the Convention relieves the United States resident from liability for Canadian tax on such capital gains unless:

(a)     the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)     the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, was resident in Canada at any time during the 10 years immediately preceding the disposition and the shares were owned by him when he ceased to be resident in Canada, or (c) the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

At the present time the value of the Common Shares is not derived principally from real property in Canada.

Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a nonresident of Canada disposes of Common Shares that are “taxable Canadian property”, the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See Taxation—Certain Canadian Federal Income Tax Consequences above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a “passive foreign investment company” for the taxable year ended June 30, 2005. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment company” status or that the Company will not be a “passive foreign investment company” for the current or any future taxable year. Accordingly, although the Company expects that it may be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the US$ value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into US$ on the date of receipt generally will have a tax basis in such foreign currency equal to the US$ value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for US$).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to US$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder. The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d) (3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended June 30, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

10 F:    DIVIDENDS AND PAYING AGENTS

Not applicable.

10 G.    STATEMENT BY EXPERTS

Not applicable.

10 H.    DOCUMENTS ON DISPLAY

All documents incorporated and referred by reference in this Annual Report may be viewed at the Company’s head office by giving 48 hours notice to the Corporate Secretary.

10 I.    SUBSIDIARY INFORMATION

Not required.

ITEM 11:    DISCLOSURES ABOUT MARKET RISK

The Company’s mineral property interests are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, the Company’s market risks are minimal. The Company does, however, have future property payments due in US$. As a Canadian company, the Company’s cash balances are kept in both CAD$ and US$ funds. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is it likely in the foreseeable future to, conduct hedging to reduce its exchange rate risk.

ITEM 12:    DESCRIPTION OF OTHER SECURITIES

Not applicable.

ITEM 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

Not applicable.

ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. The Company maintains a small head office staff which, because of its size, precludes the functioning of all internal controls, most notably division of duties. To compensate for this situation management through its Chief Financial Officer performs a thorough review of any and all financial and corporate information disclosed to the public markets. In addition, the Company’s Audit Committee reviews and recommends to the Board of Directors approval of any and all financial information reviewed and referred to it by management for disclosure to the public markets.

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this Annual Report (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Exchange Act.

Changes in Internal Controls over Financial Reporting. During the fiscal year covered by this Annual Report, there have not been any significant changes in the Company’s internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16:	AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS, PRINCIPAL ACCOUNTANT FEES AND SERVICES, EXEMPTIONS FROM LISTINGSTANDARDS FOR AUDIT COMMITTEES, PUTCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

16 A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Company currently does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Committee consists of three directors, all of whom are financially literate, have experience with public companies, and are very knowledgeable about the Company’s business and financial position. Currently, the Company’s operations are entirely exploratory in nature and the Board of Directors does not believe an audit committee financial expert is needed at this time.

16 B.    CODE OF ETHICS

The Company does not currently believe that a Code of Ethics is necessary due to the small size of the Company’s management team (four officers and no employees).

16 C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Davidson & Company serve as the independent auditors for the Company and have acted as the Company’s independent auditor for the fiscal years ended June 30, 2005 and June 30, 2004. The chart below sets forth the total amount billed the Company by Davidson & Company for services performed in the last two fiscal years and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and other fees) in CAD$.

“Audit Fees” are the aggregate fees billed by Davidson & Company for the audit of the Company’s annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by Davidson & Company for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated financial statements and are not reported under “Audit Fees”. This category comprises fees billed for independent accountant review of the interim consolidated financial statements and management discussion and analysis, as well as advisory services associated with the Company’s financial reporting.

“Tax Fees” are fees for professional services rendered by Davidson & Company for tax compliance, tax advice on actual or contemplated transactions.

Fees disclosed under the category “All Other Fees” for the 2004 fiscal year are related to a review of a Company private placement.

	Fiscal Year Ended June 30
	2005	2004
Audit Fees:
Audit Fees:	$32,200	$22,860
Audit-Related Fees:	6,604	19,231
Tax Fees	Nil	Nil
All Other Fees	Nil	1,250
Total Fees:	$38,804	$43,341

Audit Committee’s pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the consolidated financial statements, and approves all audit services, audit-related services, tax services and other services provided by Davidson & Company. Any services provided by Davidson & Company that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement.

16 D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

16 E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 17:    FINANCIAL STATEMENTS

The consolidated financial statements are presented in CAD$ and were prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 15 to the consolidated financial statements forming part hereof.

The financial statements and related schedules as required under item 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Davidson & Company is included herein immediately preceding the consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

JUNE 30, 2005

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
White Knight Resources Ltd.

We have audited the consolidated balance sheets of White Knight Resources Ltd. as at June 30, 2005 and 2004 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended June 30, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for the years ended June 30, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada September 14, 2005	“DAVIDSON & COMPANY LLP” Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
- U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated September 14, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada September 14, 2005	“DAVIDSON & COMPANY LLP” Chartered Accountants

A Member of SC INTERNATIONAL

1200 — 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

WHITE KNIGHT RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT JUNE 30

	2005	2004

ASSETS

Current
Cash and cash equivalents	$282,459	$2,395,527
Temporary investments (Note 3)	10,895,443	7,450,824
Receivables (Note 7)	176,164	72,707
Prepaid expenses	41,974	15,760

Total current assets	11,396,040	9,934,818
Mineral property interests (Note 4)	2,456,147	1,754,374
Deferred exploration costs (Note 5)	1,508,878	733,072
Equipment (Note 6)	139,118	85,903
Reclamation bonds (Note 11)	196,692	212,239

Total assets	$15,696,875	$12,720,406

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$161,831	$59,715
Due to related parties (Note 7)	17,754	70,370

Total current liabilities	179,585	130,085

Shareholders' equity
Capital stock (Note 8)
Authorized:
100,000,000 common shares without par value
Issued and outstanding
54,089,386 (2004 - 50,029,386)	26,844,701	22,904,872
Contributed surplus	1,246,525	1,195,911
Deficit	(12,573,936)	(11,510,462)

Total shareholders' equity	15,517,290	12,590,321

Total liabilities and shareholders' equity	$15,696,875	$12,720,406

Nature and continuance of operations (Note 1)
Commitments (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
YEAR ENDED JUNE 30

	2005	2004	2003

ADMINISTRATION COSTS
Amortization	$30,546	$13,893	$2,645
Audit	48,696	10,950	11,550
Bank charges and interest	5,762	1,520	859
Consulting	116,588	82,540	36,761
Consulting - related party (Note 7)			14,000
Consulting - stock-based compensation (Note 8)	148,543	840,005
Investor relations and shareholder information	123,189	52,889	21,069
Legal	26,958	23,196	22,699
Management fees - related party (Note 7)	264,000	210,000	58,000
Office and miscellaneous	85,068	56,201	15,866
Rent	54,873	28,300	13,100
Telephone	16,444	8,898	4,572
Transfer agent and listing fees	31,029	55,506	8,542
Travel and entertainment	69,132	52,569	973
Wages and benefits	79,918	31,863

Loss before other items	(1,100,746)	(1,468,330)	(210,636)

OTHER ITEMS
Write-off of deferred exploration costs (Note 5)	(194,598)	(241,549)	(118,399)
Interest income	261,600	97,920	7,813
Loss on foreign exchange	(60,377)	(9,299)	(36,524)
Unrealized recovery (loss) on temporary investments (Note 3)	31,404	(42,999)
Loss on disposal of equipment	(757)

	37,272	(195,927)	(147,110)

Loss for the year	$(1,063,474)	$(1,664,257)	$(357,746)

Basic and diluted loss per common share	$(0.02)	$(0.04)	$(0.01)

Weighted average number of common shares outstanding	53,091,304	39,038,472	28,958,186

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

	Number of Shares	Price	Amount	Contributed Surplus	Deficit	Total

Balance, June 30, 2002	28,781,152	$	$ 11,482,170	$	$(9,488,459)	$ 1,993,711

Shares issued for:
Mineral property interests	40,000	0.20	8,000			8,000
Exercise of stock options	337,500	0.10	33,750			33,750
Loss for the year					(357,746)	(357,746)

Balance, June 30, 2003	29,158,652		11,523,920		(9,846,205)	1,677,715

Shares issued for:
Mineral property interests	40,000	0.78	31,200			31,200
Exercise of stock options	2,134,500	0.13	268,310			268,310
Exercise of warrants	6,084,308	0.39	2,377,872			2,377,872
Private placement	2,500,000	0.40	1,000,000			1,000,000
Finder's fee	125,000	0.40
Private placement	7,764,704	0.85	6,599,998			6,599,998
Private placement	2,222,222	0.90	2,000,000			2,000,000
Private placement expenses			(896,428)	355,906		(540,522)
Stock-based compensation				840,005		840,005
Loss for the year					(1,664,257)	(1,664,257)

Balance, June 30, 2004	50,029,386		22,904,872	1,195,911	(11,510,462)	12,590,321

Shares issued for:
Mineral property interests	40,000	0.71	28,400			28,400
Exercise of stock options (Note 8)	230,000	0.30	120,125			120,125
Exercise of warrants (Note 8)	1,965,000	0.60	1,179,000			1,179,000
Exercise of broker's warrants
(Note 8)	325,000	0.60	242,304			242,304
Private placement	1,500,000	1.58	2,370,000			2,370,000
Stock-based compensation				148,543		148,543
Less: Fair market value of stock
options and broker's
warrants exercised				(97,929)		(97,929)
Loss for the year					(1,063,474)	(1,063,474)

Balance, June 30, 2005	54,089,386		$ 26,844,701	$ 1,246,525	$(12,573,936)	$ 15,517,290

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEAR ENDED JUNE 30

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(1,063,474)	$(1,664,257)	$(357,746)
Items not affecting cash:
Amortization	30,546	13,893	2,645
Write-off of deferred exploration costs	194,598	241,549	118,399
Loss on disposal of equipment	757
Stock-based compensation	148,543	840,005
Unrealized recovery (loss) on temporary investments	(31,404)	42,999
Changes in non-cash working capital items:
Decrease (increase) in receivables	(103,457)	(70,608)	2,305
Increase in prepaid expenses	(26,214)	(4,374)	(157)
Increase (decrease) in accounts payable and accrued liabilities	(51,640)	12,714	(48,943)
Increase (decrease) in due to related parties	(52,616)	(153,168)	103,885

Net cash used in operating activities	(954,361)	(741,247)	(179,612)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	3,813,500	11,705,658	33,750

Net cash provided by financing activities	3,813,500	11,705,658	33,750

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of mineral property interests	(673,373)	(611,213)	(137,565)
Deferred exploration costs	(816,648)	(442,661)	(177,797)
Reclamation bond refunded (posted)	15,547	(65,252)	85,943
Acquisition of temporary investments	(3,413,215)	(7,493,823)
Proceeds from disposal of equipment	1,968
Acquisition of equipment	(86,486)	(89,321)

Net cash used in investing activities	(4,972,207)	(8,702,270)	(229,419)

Increase (decrease) in cash and cash equivalents during the year	(2,113,068)	2,262,141	(375,281)
Cash and cash equivalents, beginning of year	2,395,527	133,386	508,667

Cash and cash equivalents, end of year	$282,459	$2,395,527	$133,386

Supplemental disclosures with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

1.	NATURE AND CONTINUANCE OF OPERATIONS

White Knight Resources Ltd. (the "Company") is a Canadian company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral property interests.

At the date of these consolidated financial statements, the Company has not been able to identify an ore body on any of its mineral property interests. The ability of the Company to realize the costs it has incurred to date on these mineral property interests is dependent upon the Company being able to lever its property interests and cash, by way of exploration activities and option/joint ventures, into assets of greater value or to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned revenues and is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. The Company has sufficient resources to meet its obligations for the foreseeable future at its current level of activity.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated balance sheets.

All amounts are in Canadian dollars unless otherwise stated.

	2005	2004

Working capital	$ 11,216,455	$ 9,804,733
Deficit	(12,573,936)	(11,510,462)

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant accounting policies adopted by the Company are as follows:

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries, all of which are 100% owned:

White Knight Gold (U.S.) Inc. CUN Minerals Inc. Quito Gold Corp.

All material inter-company transactions have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. At June 30, 2005 and 2004, cash and cash equivalents consisted of cash held in financial institutions.

Temporary investments

Temporary investments are recorded at the lower of cost or market on an aggregate basis. For temporary investments in which unrealized losses had been recognized in a previous year, any subsequent recoveries in market value are recorded up to original cost. This occurred for the first time during fiscal 2005.

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

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest. Management’s determination for impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work. As at June 30, 2005 and 2004, management believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

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

Canadian GAAP Conflict in Accounting for Mineral Property Interests and Deferred Exploration Costs

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 11 "Enterprises in the Development Stage" ("AcG 11"). AcG 11 addresses three

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

distinct issues: i) the capitalization of costs/expenditures; ii) impairment; and iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies.

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

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the mineral property interest, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and HB 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mineral property interests is required.

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

In September, 2004, the CICA amended the guidance in HB 3062 to remove the example of mineral rights as this reference may have implied that mineral rights are necessarily an intangible asset. This amendment confirmed the Company’s current method of accounting for mineral property interests. Unless alternative guidance is provided, the Company expects to continue accounting for these assets as tangible assets.

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Asset retirement obligations

Effective July 1, 2004, the Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the cost of the related long-lived asset. At June 30, 2005, there are no asset retirement obligations.

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

Risk management

The Company’s largest non-monetary assets are its mineral property interests in the United States of America. The Company could accordingly be at risk for foreign currency fluctuations and developing legal and political environments.

The Company does not maintain significant cash or other monetary assets or liabilities in the United States.

The Company relies on local consultants for the management of its exploration activities and for legal and accounting matters.

Equipment and amortization

Equipment is recorded at cost and amortization is calculated at the following rates per annum using the declining-balance method:

Vehicles and technical equipment	30%
Office equipment	20%

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

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding at June 30, 2005 of 53,091,304 (2004 – 39,038,472; 2003 – 28,958,186) does not include the 9,808,233 (2004 – 11,964,899; 2003 –5,649,308) warrants outstanding and the 3,385,000 (2004 – 3,665,000; 2003 –3,075,000) stock options outstanding.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3.	TEMPORARY INVESTMENTS

Temporary investments consist of highly liquid bonds with a carrying value at June 30, 2005 of $10,895,443 and a fair value of $10,931,667. The recovery reported in the consolidated financial statements of $31,404 related to temporary investments is a partial recovery of the unrealized loss on temporary investments reported in fiscal 2004 of $42,999.

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

4.	MINERAL PROPERTY INTERESTS

	Balance at June 30, 2004	Additions	Recovery	Balance at June 30, 2005

Nevada Properties
Benmark	$ 24,922	$ 36,241	$	$ 61,163
Celt	106,057	194,427	(16,617)	283,867
Cottonwood	58,016	35,387		93,403
Fye Canyon	119,889	57,559	(3,670)	173,778
Gold Bar Horst	82,543	38,285		120,828
Gold Pick	10,811	8,744		19,555
Goldstone	19,846	2,838		22,684
Hunter	62,830	25,958		88,788
Ian		18,930		18,930
Indian Ranch	108,402			108,402
Knolls		58,154		58,154
McClusky Pass	56,194	40,543		96,737
New Pass	402,981	17,888	(1,142)	419,727
Pat Canyon	34,965	46,198		81,163
Slaven Canyon	163,314	91,242		254,556
South Cabin Creek	17,426	16,923		34,349
Squaw Creek	426,563	25,511	(74,603)	377,471
Tonkin Summit	59,615	41,173		100,788
Other		41,804		41,804

Total Nevada Properties	$1,754,374	$797,805	$(96,032)	$2,456,147

	Balance at June 30, 2003	Additions	Recovery	Balance at June 30, 2004

Nevada Properties
Benmark	$	$ 24,922	$	$ 24,922
Celt		106,057		106,057
Cottonwood	30,692	27,324		58,016
Fye Canyon		119,889		119,889
Gold Bar Horst	61,700	20,843		82,543
Gold Pick	8,202	2,609		10,811
Goldstone		19,846		19,846
Hunter	36,203	26,627		62,830
Indian Ranch	108,402			108,402
McClusky Pass	400	55,794		56,194
New Pass	387,381	15,600		402,981
Pat Canyon		34,965		34,965
Slaven Canyon	54,177	109,137		163,314
South Cabin Creek	13,052	4,374		17,426
Squaw Creek	404,550	22,013		426,563
Tonkin Summit		59,615		59,615

Total Nevada Properties	$1,104,759	$649,615		$$1,754,374

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

4.	MINERAL PROPERTY INTERESTS (cont’d…)

	Balance at June 30, 2002	Additions	Recovery	Balance at June 30, 2003

Nevada Properties
Cottonwood	$ 14,420	$ 16,272	$	$ 30,692
Gold Bar Horst	38,268	23,432		61,700
Gold Pick	5,088	3,114		8,202
Hunter	21,059	15,144		36,203
Indian Ranch	109,031	59,780	(60,409)	108,402
McClusky Pass		400		400
New Pass	369,842	17,539		387,381
Slaven Canyon	13,647	40,530		54,177
South Cabin Creek	8,037	5,015		13,052
Squaw Creek	379,802	24,748		404,550

Total Nevada Properties	$959,194	$205,974	$(60,409)	$1,104,759

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

Celt, Eureka County, Nevada

In fiscal 2004, the Company acquired the property by staking. During the 2005 fiscal year, Teck Cominco American Incorporated (“TCAI”) elected to earn an initial 51% interest in the property pursuant to its rights under a Financing and Acquisition Agreement. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008. TCAI has made a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon TCAI vesting its 51% interest, TCAI and the Company will form a joint venture to further develop the property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have a one-time option to elect to earn an additional 9% interest in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company’s share of the capital costs required to develop the property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election TCAI shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%. The property is comprised of 608 claims.

Cottonwood, Eureka County, Nevada

In fiscal 2002, the Company staked 56 claims and executed a mining lease agreement to acquire six adjacent claims. Under the terms of the agreement, the Company has made lease payments totalling US$6,000 and has issued 60,000 common shares of the Company at a value of $33,800. In addition, the Company is required to make a further lease payment of US$3,000 and issue a further 20,000 common shares of the Company over the next one-year period, and thereafter is required to make annual lease payments of US$5,000. The Company has staked an additional 28 claims in the surrounding area.

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

4.	MINERAL PROPERTY INTERESTS (cont’d…)

Fye Canyon, Eureka County, Nevada

In fiscal 2004, the Company executed a mining lease agreement to acquire 114 claims (the “Underlying Fye Agreement”). Under the terms of the agreement, the Company has made an initial lease payment of US$5,000 which will increase by US$5,000 per year to a maximum of US$50,000 per year. The underlying royalty retained by the owner is 2% of net smelter returns up to a maximum of US$1,000,000 after which it is reduced to 1% of net smelter returns to a maximum of US$5,000,000. During the 2005 fiscal year, the Company entered into a Financing and Acquisition Agreement with TCAI whereby TCAI was granted the option to earn an initial 51% interest in the property. The terms of the agreement provide for exploration expenditures of US$4,000,000, cash payments of US$750,000 which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008, and the assumption of all obligations under the Underlying Fye Agreement. TCAI has made a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon TCAI vesting its 51% interest, TCAI and the Company will form a joint venture to further develop the property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have a one-time option to elect to earn an additional 9% interest in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company’s share of the capital costs required to develop the property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election TCAI shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%. An additional 231 claims have been staked in the area of interest.

Hunter, Eureka County, Nevada

In fiscal 2002, the Company staked 46 claims and executed a mining lease agreement to acquire two adjacent claims. Under the terms of the agreement, the Company has made lease payments totalling US$10,000 and issued 80,000 common shares of the Company at a value of $37,800. In addition, the Company is required to make a further lease payment of US$4,000 and issue a further 20,000 common shares of the Company over the next one-year period, and thereafter is required to make annual lease payments of US$7,000.

Indian Ranch, Eureka County, Nevada

In fiscal 1994, the Company entered into a lease agreement for a 100% interest in 48 claims by issuing 100,000 common shares of the Company. The agreement is subject to a 6% net smelter return royalty payable to the lessee. The agreement was amended during a prior year whereby the Company secured the ability to buy down the 6% net smelter return royalty to 3% by making a payment of US$500,000 and extending the lease term to 2014. The Company holds an additional 496 claims within the area of interest.

In fiscal 1997, the Company entered into an option agreement with Chapleau Resources Ltd. (“Chapleau”). Pursuant to the terms of the agreement and the subsequent amendment, Chapleau was vested a 40% undivided interest in the property in 2001.

In fiscal 2001, the Company and Chapleau entered into an option agreement with Kennecott Exploration Company (“Kennecott”) whereby Kennecott could earn a 60% interest in the property by making certain option payments and incurring certain exploration expenditures. After paying the Company certain option payments, Kennecott terminated the agreement in November 2001. Upon termination of the Kennecott agreement, Chapleau’s interest in the property was reduced to a 25% undivided interest, leaving the Company with a 75% undivided interest in the property.

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

4.	MINERAL PROPERTY INTERESTS (cont’d…)

Indian Ranch, Eureka County, Nevada (cont’d…)

In fiscal 2003, the Company and Chapleau entered into an option-joint venture agreement with Placer Dome U.S. Inc. (“PDUS”). Under the terms of the agreement, PDUS may earn a 60% interest in the property by incurring minimum work expenditures of US$2.0 million over a four year period and reimbursing the companies for their 2002 claim filing costs. Upon vesting its 60% ownership, PDUS can elect to earn an additional 15% by financing a feasibility study on the property.

New Pass, Churchill County, Nevada

In fiscal 1998, the Company purchased a 100% interest in the property from Quest USA Resources Inc. by making payments totalling US$165,000, subject to a 2.75% net smelter return royalty. In fiscal 2000, the Company purchased the 2.75% net smelter return royalty by issuing 100,000 common shares of its capital stock to the vendor. In fiscal 2005, the Company granted Consolidated Odyssey Exploration Inc. (“ODE”) an option to earn an initial 50% interest in the property. The Company paid a finders fee of $10,000 with respect to the ODE agreement. In February 2005, ODE assigned all of its rights under the agreement to Bonaventure Enterprises Inc. (“Bonaventure”). Under the terms of the agreement, Bonaventure must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make option payments totalling US$500,000 over a 4-year period (US$50,000 and 100,000 shares at a value of $24,617 received). Upon vesting a 50% interest, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study. The property is comprised of 107 claims.

Slaven Canyon, Lander County, Nevada

In fiscal 2002, the Company acquired 51 claims by staking. In fiscal 2003, the Company acquired 17 claims by staking and acquired an additional 642 acres of land contiguous to the Company’s claims by executing three lease agreements which provide for escalating lease payments. In fiscal 2004, the Company acquired an additional 190 claims by staking and acquired an additional 350 acres of land contiguous to the Company’s claims by executing seven lease agreements which provide for cash payments totalling US$7,400 on signing and escalating lease payments thereafter. The underlying royalty retained by the owners ranges from ½% of net smelter returns to 3½% of net smelter returns with a buy-down provision allowing the Company to reduce the underlying royalty to a 2% net smelter return by paying US$1,500,000. In July, 2005, the Company acquired an additional 320 acres of land contiguous to the Company’s claims by executing a lease agreement which provides for a cash payment of US$7,619 and re-imbursement of fees of US$15,000 upon signing (both payments made), and escalating lease payments thereafter. The underlying royalty retained by the owner is 2.75%.

Squaw Creek, Elko County, Nevada

Since 1996, the Company has held a 100% interest in 151 claims located in Elko County which were acquired by staking. During the 2005 fiscal year, the Company granted ODE an option to earn an initial 50% interest in the property. The Company paid a finders fee of $10,000 with respect to the ODE agreement. In February 2005, ODE assigned all of its rights under the agreement to Bonaventure. Under the terms of the agreement, Bonaventure must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make option payments totalling US$500,000 over a 4-year period (US$50,000 and 100,000 shares at a value of $24,617 received). Upon vesting a 50% interest, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study.

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

4.	MINERAL PROPERTY INTERESTS (cont’d…)

Other Nevada Properties

In fiscal 2002, the Company acquired a 100% interest by staking the South Cabin Creek and Gold Bar Horst properties. In fiscal 2003, the Company acquired a 100% interest in the Gold Pick property by staking. In fiscal 2004, the Company acquired the McClusky Pass, Pat Canyon, Tonkin Summit, Benmark, and Goldstone properties. During the 2005 fiscal year, the Company acquired the Ian and Knolls properties.

5.	DEFERRED EXPLORATION COSTS

By Type of Cost	Balance at June 30, 2004	Additions	Balance at June 30, 2005

Assays	$ 681,131	$ 32,563	$ 713,694
Consulting	2,577,377	297,623	2,875,000
Drafting and report preparation	416,202	14,975	431,177
Drilling	2,753,845	349,969	3,103,814
Field operations	680,354	75,846	756,200
Reclamation	179,489	12,306	191,795
Recording	80,079		80,079
Supervision	356,723	17,316	374,039
Surveys	497,305	242,849	740,154
Transportation	91,287	60	91,347
Trenching and site preparation	368,921	28,411	397,332
Recovery	(4,897,361)	(101,514)	(4,998,875)
Write-off	(3,052,280)	(194,598)	(3,246,878)

Total	$ 733,072	$ 775,806	$ 1,508,878

By Type of Cost	Balance at June 30, 2003	Additions	Balance at June 30, 2004

Assays	$ 680,604	$ 527	$ 681,131
Consulting	2,342,159	235,218	2,577,377
Drafting and report preparation	393,336	22,866	416,202
Drilling	2,753,845		2,753,845
Field operations	648,525	31,829	680,354
Reclamation	178,609	880	179,489
Recording	80,079		80,079
Supervision	356,177	546	356,723
Surveys	320,921	176,384	497,305
Transportation	91,287		91,287
Trenching and site preparation	368,921		368,921
Recovery	(4,897,361)		(4,897,361)
Write-off	(2,810,731)	(241,549)	(3,052,280)

Total	$ 506,371	$ 226,701	$ 733,072

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

5.	DEFERRED EXPLORATION COSTS (cont’d…)

By Type of Cost	Balance at June 30, 2002	Additions	Balance at June 30, 2003

Assays	$ 680,078	$ 526	$ 680,604
Consulting	2,164,615	177,544	2,342,159
Drafting and report preparation	381,441	11,895	393,336
Drilling	2,753,845		2,753,845
Field operations	626,539	21,986	648,525
Reclamation	173,772	4,837	178,609
Recording	80,079		80,079
Supervision	356,177		356,177
Surveys	320,921		320,921
Transportation	91,287		91,287
Trenching and site preparation	368,921		368,921
Recovery	(4,897,361)		(4,897,361)
Write-off	(2,692,332)	(118,399)	(2,810,731)

Total	$ 407,982	$ 98,389	$ 506,371

By Property	Balance at June 30, 2004	Additions	Recoveries	Write-offs	Balance at June 30, 2005

Nevada Properties
Benmark	$ 2,091	$ 4,652	$	$	$ 6,743
Celt	24,295	46,625			70,920
Cottonwood	30,807	74,895			105,702
Fye Canyon	31,495	46,644			78,139
Gold Bar Horst	40,975	13,968			54,943
Gold Pick	60,933	14,357			75,290
Goldstone	2,920	944			3,864
Hunter	23,028	1,898			24,926
Ian		625			625
Indian Ranch	12,395	11,828			24,223
Knolls		9,636			9,636
McClusky Pass	21,506	49,651			71,157
New Pass	237,246	11,919	(87,102)		162,063
Pat Canyon	13,007	9,839			22,846
Slaven Canyon	199,521	531,208			730,729
South Cabin Creek	26,322	7,784			34,106
Squaw Creek	2,227	12,185	(14,412)
Tonkin Summit	4,304	28,662			32,966
General exploration		194,598		(194,598)

Total Nevada Properties	$733,072	$1,071,918	$(101,514)	$(194,598)	$1,508,878

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

5.	DEFERRED EXPLORATION COSTS (cont’d…)

By Property	Balance at June 30, 2003	Additions	Write-offs	Balance at June 30, 2004

Nevada Properties
Benmark	$	$ 2,091	$	$ 2,091
Celt		24,295		24,295
Cottonwood	30,807			30,807
Fye Canyon		31,495		31,495
Gold Bar Horst	40,975			40,975
Gold Pick	47,939	12,994		60,933
Goldstone		2,920		2,920
Hunter	23,028			23,028
Indian Ranch	10,099	2,296		12,395
McClusky Pass	7,266	14,240		21,506
New Pass	229,959	7,287		237,246
Pat Canyon		13,007		13,007
Slaven Canyon	88,532	110,989		199,521
South Cabin Creek	26,322			26,322
Squaw Creek	1,444	783		2,227
Tonkin Summit		4,304		4,304
General exploration		241,549	(241,549)

Total Nevada Properties	$506,371	$468,250	$(241,549)	$733,072

By Property	Balance at June 30, 2002	Additions	Write-offs	Balance at June 30, 2003

Nevada Properties
Cottonwood	$ 30,089	$ 718	$	$ 30,807
Gold Bar Horst	39,201	1,774		40,975
Gold Pick	23,704	24,235		47,939
Hunter	21,702	1,326		23,028
Indian Ranch		10,099		10,099
New Pass	222,777	7,182		229,959
Quito		8,089	(8,089)
Slaven Canyon	46,874	41,658		88,532
South Cabin Creek	23,635	2,687		26,322
Squaw Creek		1,444		1,444
General exploration (including McClusky)		117,576	(110,310)	7,266

Total Nevada Properties	$407,982	$216,788	$(118,399)	$506,371

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

6.	EQUIPMENT

	2005			2004

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Vehicles	$ 76,745	$ 24,156	$ 52,589	$ 90,637	$42,609	$48,028
Technical equipment	41,041	14,221	26,820	30,021	7,965	22,056
Office equipment	76,884	17,175	59,709	24,865	9,046	15,819

	$194,670	$ 55,552	$139,118	$145,523	$59,620	$85,903

7.	RELATED PARTY TRANSACTIONS

During the year ended June 30, 2005, the Company entered into the following transactions with related parties:

a)	Paid or accrued $264,000 (2004 — $210,000; 2003 — $58,000) in management fees to directors and officers of the Company and to companies controlled by directors of the Company.

b)	Paid or accrued $111,223 (2004 — $115,879; 2003 — $122,736) in consulting fees to directors and officers of the Company and to companies controlled by directors of the Company, of which $111,223 (2004 — $115,879; 2003 — $108,736) is included in or written-off to deferred exploration costs.

c)	Paid or accrued $8,815 (2004 — Nil; 2003 – Nil) in administrative fees to companies controlled by a director of the Company.

At June 30, 2005, there is $17,754 (2004 — $70,370) payable to directors and officers of the Company and to companies controlled by directors of the Company. Included in receivables at June 30, 2005 is a travel advance in the amount of $4,572 (2004 – Nil) to cover expenses incurred subsequent to year end paid to a company controlled by a director. The amounts are unsecured and non-interest bearing.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

8.	CAPITAL STOCK

Share issuances

During the 2005 fiscal year the Company completed a private placement of 1,500,000 units at $1.58, each unit consisting of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to purchase an additional share at $2.50 for one year.

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

8.	CAPITAL STOCK (cont’d…)

During the 2004 fiscal year the Company completed three private placements:

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

During the 2003 fiscal year the Company had no share issuances other than those issued for mineral property interests and stock options.

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

At June 30, 2005, the following incentive stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date

55,000	$0.10	May 14, 2006
805,500	0.23	January 23, 2008
2,074,500	0.41	September 23, 2008
300,000	0.75	March 1, 2009
50,000	0.85	March 21, 2010
100,000	0.67	April 6, 2010

3,385,000

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

8.	CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Balance, June 30, 2002	2,660,000	$0.10
Options granted	1,227,500	0.23
Options expired/cancelled	(475,000)	0.20
Options exercised	(337,500)	0.10

Balance, June 30, 2003	3,075,000	0.15
Options granted	2,724,500	0.51
Options exercised	(2,134,500)	0.13

Balance, June 30, 2004	3,665,000	0.43
Options granted	150,000	0.73
Options expired/cancelled	(200,000)	1.25
Options exercised	(230,000)	0.30

Balance, June 30, 2005	3,385,000	$0.41

Number of options currently exercisable	3,235,000	$0.39

Weighted average fair value of options granted during the year	2003	$0.21
	2004	0.39
	2005	0.56

Stock-based compensation

Effective July 1, 2003, the Company recognizes compensation expense for all stock options and warrants granted using the fair value based method of accounting. During fiscal 2003, the Company elected to measure compensation costs using the intrinsic value-based method for employee and director stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant. Had the compensation costs during fiscal 2003 been determined based on the fair value of the options and warrants at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below.

Loss for the year as reported	$(357,746)

Compensation expense under Section 3870	(257,725)

Pro forma loss for the year	$(615,471)

Pro forma basic and diluted loss per common share	$(0.02)

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

8.	CAPITAL STOCK (cont’d…)

Stock-based compensation (cont’d…)

The following assumptions were used in the Black-Scholes valuation of stock options and warrants granted during the years presented:

	2005	2004	2003

Weighted average risk-free interest rate	3.7%	4.2%	4.01%
Expected life of options and warrants	5 years	1 year - 5 years	5 years
Weighted average annualized volatility	101%	118%	148.73%
Dividend	0.00%	0.00%	0.00%

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Exercise Price	Expiry Date

Balance, June 30, 2002 and 2003	5,649,308

Warrants exercised	(3,708,132)	$0.44	November 18, 2003
Warrants exercised	(1,941,176)	0.25	June 27, 2004
Warrants granted	200,000	0.60	October 24, 2004
Warrants granted	2,625,000	0.60	August 3, 2004
Warrants exercised	(435,000)	0.60	August 3, 2004
Warrants granted	7,719,998	1.25	July 29, 2005
Warrants granted	588,235	1.25	August 3, 2005
Warrants granted	1,266,666	1.25	June 25, 2005

Balance, June 30, 2004	11,964,899

Warrants exercised	(2,290,000)	0.60	August 3, 2004
Warrants expired	(100,000)	0.60	August 3, 2004
Warrants expired	(1,266,666)	1.25	June 25, 2005
Warrants granted	1,500,000	2.50	December 20, 2005

Balance, June 30, 2005	9,808,233

The number of warrants outstanding is summarized as follows:

Number of Warrants	Exercise Price	Expiry Date

4,352,351	$1.25	July 25, 2005 (exercised subsequent to year end)
3,367,647	1.25	July 25, 2005 (expired subsequent to year end)
588,235	1.25	August 3, 2005 (exercised subsequent to year end)
1,500,000	2.50	December 20, 2005
9,808,233

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

9.	INCOME TAXES

A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

	2005		2004		2003

Loss before income tax recovery		$(1,063,474)		$(1,664,257)		$(357,746)

Expected income tax recovery		$(378,597)		$(618,241)		$(134,513)
Non-deductible expenses		14,884		315,842
Differences in foreign tax rates		32,371		1,810		(14,893)
Tax loss benefit not recognized for book purposes		331,342		300,589		149,406

Actual income tax recovery	$	NIL	$	NIL	$	NIL

The significant components of the Company's future tax assets are as follows:

	2005		2004		2003

Net operating loss carry forwards		$2,338,680		$2,517,008		$2,498,359
Mineral properties and other assets		590,427		618,517		653,265
Share issuance costs		117,590		158,213
		3,046,697		3,293,738		3,151,624
Less: valuation allowances		(3,046,697)		(3,293,738)		(3,151,624)

Net future tax assets	$	NIL	$	NIL	$	NIL

The Company has non-capital losses of approximately $6,758,000 which may be carried forward and applied against taxable income in future years. These losses, if unutilized, will begin to expire in 2006. Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $1,730,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

10.	SEGMENTED INFORMATION

The Company’s one reportable operating segment is the exploration and development of mineral properties. Geographic information is as follows:

	Total Assets	Equipment		Mineral Property Interests and Deferred Exploration Costs		Other Assets

June 30, 2005
Canada	$11,377,473		$30,799	$		$11,346,674
United States	4,319,402		108,319		3,965,025	246,058

	$15,696,875		$139,118		$3,965,025	$11,592,732

June 30, 2004
Canada	$9,921,453	$		$		$9,921,453
United States	2,798,953		85,903		2,487,446	225,604

	$12,720,406		$85,903		$2,487,446	$10,147,057

	2005	2004	2003

Loss before other items:
Canada	$893,992	$1,366,939	$201,223
United States	206,754	101,391	9,413

	$1,100,746	$1,468,330	$210,636

11.	RECLAMATION BONDS

The Company has secure funds in place with the United States government, a Canadian bank and a United States bank as security for reclamation bonds on its mineral properties. These reclamation bonds were required by the local jurisdictions at the time exploration activities commenced on the properties and do not represent an asset retirement obligation (Note 2). Interest on the certificates of deposit with Canadian and United States banks is paid on a periodic basis to the Company.

12.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Significant non-cash transactions during the years ended June 30, 2005, June 30, 2004 and June 30, 2003 include the Company issuing 40,000 common shares each year at a value in the current year of $28,400 (2004 – $31,200; 2003 — $8,000) for the acquisition of mineral property interests. In the year ended June 30, 2004, the Company issued 125,000 common shares as a finder’s fee related to a private placement. Included in accounts payable are $153,756 (2004 – $Nil) relating to deferred exploration costs.

13.	COMMITMENTS

The Company has entered into lease agreements for its premises in Canada and the United States. The annual lease commitments are as follows:

	United States Premises	Canadian Premises

2006	US$ 24,041	$ 21,600
2007	24,245	21,600
2008	25,070	22,500

	US$ 73,356	$ 65,700

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, temporary investments, receivables, reclamation bonds, accounts payable and accrued liabilities, and due to related parties. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company has its cash primarily in one commercial bank in Vancouver, British Columbia, Canada and one commercial bank in Reno, Nevada, United States.

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTEDACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

	2005				2004

	Balance, Canadian GAAP	Adjustments		Balance, United States GAAP	Balance, Canadian GAAP	Adjustments		Balance, United States GAAP

Temporary
investments	$10,895,443		$36,224	$10,931,667	$7,450,824	$		$7,450,824
Other current assets	500,597			500,597	2,483,994			2,483,994
Mineral property
interests	2,456,147		(2,456,147)		1,754,374		(1,754,374)
Deferred exploration
costs	1,508,878		(1,508,878)		733,072		(733,072)
Equipment	139,118			139,118	85,903			85,903
Reclamation bonds	196,692			196,692	212,239			212,239

	$15,696,875		$(3,928,801)	$11,768,074	$12,720,406		$(2,487,446)	$10,232,960

Current liabilities	$179,585	$		$179,585	$130,085	$		$130,085
Shareholders' equity	15,517,290		(3,928,801)	11,588,489	12,590,321		(2,487,446)	10,102,875

	$15,696,875		$(3,928,801)	$11,768,074	$12,720,406		$(2,487,446)	$10,232,960

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

	2005	2004	2003

Loss for the year, Canadian GAAP	$(1,063,474)	$(1,664,257)	$(357,746)
Adjustments:
Mineral property interests	(701,773)	(649,615)	(145,565)
Deferred exploration costs	(775,806)	(226,701)	(216,788)
Prior years' write-offs			118,399
Increase in temporary investments	36,224

Loss for the year, United States GAAP	$(2,504,829)	$(2,540,573)	$(601,700)

Basic and diluted loss per share, United States GAAP	$(0.05)	$(0.07)	$(0.02)

Weighted average number of common shares outstanding,
United States GAAP	53,091,304	39,038,472	28,958,186

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of cash flows would be as follows:

	2005	2004	2003

Cash flows used in operating activities, Canadian GAAP	$(800,605)	$(704,820)	$(140,621)
Mineral property interests	(673,373)	(618,415)	(137,565)
Deferred exploration costs	(970,404)	(468,250)	(216,788)

Cash flows used in operating activities, United States GAAP	(2,444,382)	(1,791,485)	(494,974)

Cash flows provided by financing activities, Canadian GAAP and
United States GAAP	3,813,500	11,705,658	33,750

Cash flows used in investing activities, Canadian GAAP	(5,125,963)	(8,738,697)	(268,410)
Mineral property interests	673,373	618,415	137,565
Deferred exploration costs	970,404	468,250	216,788

Cash flows provided by (used in) investing activities, United States GAAP	(3,482,186)	(7,652,032)	85,943

Increase (decrease) in cash and cash equivalents during the year	(2,113,068)	2,262,141	(375,281)
Cash and cash equivalents, beginning of year	2,395,527	133,386	508,667

Cash and cash equivalents, end of year	$282,459	$2,395,527	$133,386

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

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

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”(“APB 25”). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. Effective July 1, 2003 the Company elected to follow the fair value method of accounting for stock based compensation.

New accounting and disclosure standards were introduced under Canadian GAAP (Note 8) for the fiscal year ending June 30, 2003. Accordingly, there were no differences between Canadian GAAP and United States GAAP for the years ended June 30, 2005, 2004 and 2003.

Asset retirement obligations

The Company has determined that there are no asset retirement obligations as at June 30, 2005 and adopted new accounting and disclosure standards under Canadian GAAP (Note 2) for the 2005 fiscal year. Accordingly there were no differences between Canadian GAAP and United States GAAP as at June 30, 2005.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at June 30, 2004. The Company determined there were no asset retirement obligations as at June 30, 2004.

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Temporary Investments

Under Canadian GAAP, temporary investments are carried at the lower of aggregate cost or current market value, with any unrealized gain or loss included in the statement of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under United States GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain debt and equity investments must be classified into available-for-sale or trading securities and stated at fair market values. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. For United States GAAP purposes, the Company’s investment in debt securities have been classified as trading securities. Under SFAS 115, for the 2004 fiscal year there was no difference under Canadian GAAP or United States GAAP as these debt securities have been written down to their fair market value, with an unrealized loss of $42,999 included in the consolidated statement of operations. For the 2005 fiscal year, an excess holding gain of $36,224 would be recognized under United States GAAP.

New accounting pronouncements

In December 2004, Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)	Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii)	Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)	Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)	Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services” (“EITF 96-18”). SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”) which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

ITEM 18:    FINANCIAL STATEMENTS

Not applicable. See Item 17 above.

ITEM 19:    EXHIBITS

Exhibits as follows:

Exhibit Number		Description

1.1		Articles of the Company
1.2		Notice of Articles
4	.1*	Assignment Agreement between the Company and the CUN Minerals, Inc. regarding the Indian Ranch property dated May 6, 1997
4	.2*	Option Agreement for the Indian Ranch property between the Company and Chapleau Resources Ltd. dated May 26, 1997
4	.3*	Amended Option agreement for the Indian Ranch property between the Company and Chapleau Resources Ltd. dated June 18, 2001
4	.4*	Agreement between the Company, Chapleau Resources Ltd. and Placer Dome U.S. Inc. for exploration and Joint-Venture of the Indian Ranch property dated March 26, 2003
4	.5*	Indemnity Agreement between the Company and John M. Leask dated September 23, 1997
4	.6*	Indemnity Agreement between the Company and Megan M. Cameron dated September 23, 1997
4	.7*	Indemnity Agreement between the Company and Brian D. Edgar dated September 23, 1997
4	.8*	Indemnity Agreement between the Company and Robert G. Cuffney dated August 12, 1998
4	.9*	Indemnity Agreement between the Company and Gordon P Leask dated January 23, 2003
4	.10*	Consulting Agreement between the Company and Robert Cuffney dated February 1, 2000
4.11		Property Acquisition Agreement for the Celt property between the Company and Teck Cominco American Incorporated dated December 1, 2004
4.12		Amendment dated January 24, 2005 to Property Acquisition Agreement for the Celt property between the Company and Teck Cominco American Incorporated dated December 1, 2004
4.13		Financing and Acquisition Agreement for the Fye property between the Company and Teck Cominco American Incorporated dated October 20, 2004
4.14		Option Agreement for the New Pass property between the Company and Consolidated Odyssey Exploration Inc. dated September 30, 2004
4.15		Option Agreement for the Squaw Creek property between the Company and Consolidated Odyssey Exploration Inc. dated September 30, 2004
4.16		Consent Agreement for the Squaw Creek and New Pass properties between the Company and Consolidated Odyssey Exploration Inc. dated February 15, 2005
8.1		List of Subsidiaries (included in Item 4 C)
12.1		Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
13.1		Certifications Required by Rule 13a-14(b) or Rule 14d-14(b)
15.1		Audit Committee Charter

_________________

*    Incorporated by reference to the Registrant's Form 20-F Registration Statement filed on July 30, 2004.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:   December 20, 2005

WHITE KNIGHT RESOURCES LTD. Per: “John M. Leask” John M. Leask Chairman, President and Chief Executive Officer