Form 20-F/A
period 2005-06-30
White Knight Resources Ltd.
filed 2006-02-23
CIK 1298093

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report, June 30, 2005:   54,089,386 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   X   Yes      [_]   No

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  [_]   Yes      X   No

Indicate by check mark which financial statement item the registrant has elected to follow.   X   Item 17      [_]   Item 18

WHITE KNIGHT RESOURCES LTD.
FORM 20-F/A ANNUAL REPORT
TABLE OF CONTENTS

NOTE REGARDING FORWARD LOOKING STATEMENTS		2
GLOSSARY OF TERMS		2
ITEM 1:	IDENTITY OF OFFICERS AND DIRECTORS	6
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3:	KEY INFORMATION	6
ITEM 4:	INFORMATION ON THE COMPANY	12
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	34
ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	38
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	43
ITEM 8:	FINANCIAL INFORMATION	44
ITEM 9:	OFFER AND LISTING DETAILS	44
ITEM 10:	ADDITIONAL INFORMATION	45
ITEM 11:	DISCLOSURES ABOUT MARKET RISK	53
ITEM 12:	DESCRIPTION OF OTHER SECURITIES	53
ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES	53
ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	53
ITEM 15:	CONTROLS AND PROCEDURES	54
ITEM 16:	AUDIT COMMITTEE FINANCIAL EXPERT; CODE OF ETHICS; PRINCIPAL ACCOUNTANT FEES AND SERVICES; EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES; PURCHASEES OF EQUTY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	54
ITEM 17:	FINANCIAL STATEMENTS	55
ITEM 18:	FINANCIAL STATEMENTS	85
ITEM 19:	EXHIBITS	85
SIGNATURE		86

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

Proven mineral reserve means, under CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, so that there is the highest degree of confidence in the estimate.

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

Indicated mineral resource refers to that part of a mineral resource for which quantity grade or quality, density, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources:

We advise U.S. investors that the definitions of the terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” under CIM Standards are different than the definitions adopted to the U.S. Securities and Exchange Commission (the “SEC”) and applicable to U.S. companies filing reports with the SEC pursuant to Guide 7. It is the view of the SEC’s staff that:

•	A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Guide 7.
•	A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves.
•	To meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

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

Regional and Property Geology

Rock units on the Slaven Canyon Property are dominated by chert, siltstone and limestone of the Ordovician Vinini Formation and Devonian Slaven Chert, both units of the Upper Plate Roberts Mountains Allochthon. These units are overlain on the east by Miocene basalt of the Northern Nevada Rift. Major northeast trending faults cut through the area and are believed to be a regional control to the localization of gold mineralization. The main zone of gold mineralization on the property measures about 2400 feet east-west by 300 feet – 500 feet north-south. Select drill intercepts include:

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

The zone of mineralization is a shallow, mostly oxide, shallowly dipping tabular body hosted in Upper-plate siliclastic rocks. Gold mineralization is probably controlled by a shallow angle thrust fault. Alteration is dominantly argillization and sanding. Most holes in the vicinity of the main zone are between 200 feet to 300 feet deep with the deepest being 700 feet.

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

Previous Exploration History

Gold was discovered in jasperoids along the eastern edge of the Celt Property in 1972 which led to prospecting and the staking of blocks of claims between 1972 and 1978. After the discovery of the nearby Gold Bar deposit in 1984, Atlas Precious Metals (“Atlas”) staked the entire area, but the property was not drilled. Cordex Syndicate (“Cordex”) leased Atlas’ claims in the area in 1994. Cordex conducted geologic mapping and grid rock and soil sampling, and drilled one exploration hole of less than 600 feet along the range front of the property before dropping the claims.

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

The Cottonwood Property contains the Pot Canyon mineralized zone, the French Trail and South French Trail mineralized zones, and the Wall mineralized zone. The Pot Canyon zone is still open for expansion in two directions. Significant intercepts from previous drilling at Pot Canyon include:

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

Current and Future Exploration Plans

Drilling to date during the 2005 exploration season totaled 1,655 metres (5,430 feet) in 10 holes and provided extensions to the Gold Pick feeder zone to the northwest and southwest. Complete drilling results are shown in the table below:

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

Current and Future Exploration

Bonaventure recently announced results of their Phase I drilling program which totaled 9,140 feet of Reverse Circulation drilling in 28 shallow holes. Complete drilling results using a 0.010 oz/ton (0.311 g/tonne) gold cut-off are shown in the table below. This cut-off is based upon several operating heap leach mines in Nevada with similar average grades, including the Marigold and Florida Canyon mines. Gold equivalent grades using silver values are calculated as silver is generally partially recovered in the heap leach process. Based on prices of US$8/oz silver and US$480/oz gold, a ratio of 60 grams silver/ 1 gram gold was used to calculate gold equivalents.

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

Widely spaced drilling in the area south of the Cabin Creek deposit by Atlas discovered the South Cabin Creek gold zone. Anomalous drill intercepts at the South Cabin Creek mineralized zone include:

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

Previous Exploration History

The area containing the South Cabin Creek Property was explored by a number of companies from 1982 to 1992. Exxon Coal and Minerals Company (“Exxon”) geologists first discovered gold-bearing jasperoid rocks in the Cabin Creek area in 1982, and drilled the first mineralized holes on the property. After Exxon relinquished the claims, Nerco staked claims which include the current property in 1982. American Copper and Nickel Company (“ACNC”) leased the property and drilled the discovery hole at Cabin Creek oxide gold deposit adjacent to the Company’s current property, which was later further defined by Phelps Dodge Corporation (“Phelps Dodge”) and Atlas. Atlas also drilled holes to the south and discovered the South Cabin Creek mineralization. From 1997 to 1998, Barrick Gold Corporation (“Barrick”) leased the claims but conducted no work. American Bonanza Gold Mining Corp. (now American Bonanza Gold Corp., “American Bonanza”) leased the claims in 1999, but conducted no work before relinquishing the claims in September 2001.

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

The following is a list of the Company’s reclamation bonds outstanding as of June 30, 2005.

Property	Current Status	Government Body Holding the Bond	US$ Amount of Bond	CDN$ Amount of Bond

Indian Ranch	Exploration	BLM, Nevada	$76,100	--
McClusky Pass	Exploration	BLM, Nevada	$ 1,024	--
New Pass	Exploration	BLM, Nevada	$ 5,982	--
Unallocated Nevada	Exploration	BLM, Nevada	$67,918	--
Quito	Dropped	US Forest Service	$ 5,000	--
Lookout	Dropped	B.C. Minister of Finance	--	$3,500
MGM	Dropped	B.C. Minister of Finance	--	$2,000

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

5% or Greater Shareholders

Name of Owner	Number of Common Shares Beneficially Owned	Percentage of Class(1)

Gordon P. Leask (2)	3,497,841	5.8
Robert McEwen	9,552,427	16.1

(1)	As of November 30, 2005 there were 59,164,972 common shares of the Company issued and outstanding. Percentage of class is based on the number of shares beneficially owned by the individual, divided by the sum of 59,164,972 plus any shares subject to stock options or other convertible securities exercisable by such individual within 60 days of November 30, 2005.

(2)	Includes 1,147,609 common shares held indirectly in the name of Eagle Putt Ventures Inc., a private British Columbia company controlled by Mr. Leask, and 750,000 common shares subject to stock options exercisable within 60 days of November 30, 2005.

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

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See Taxation--Certain Canadian Federal Income Tax Consequences above).

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

Changes in Internal Controls over Financial Reporting. During the fiscal year covered by this Annual Report, there have not been any changes in the Company’s internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16:    AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS, PRINCIPAL ACCOUNTANT FEES AND SERVICES, EXEMPTIONS FROM LISTINGSTANDARDS
FOR AUDIT COMMITTEES, PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

“Tax Fees” are fees for professional services rendered by Davidson & Company for tax compliance, tax advice on actual or contemplated transactions.

Fees disclosed under the category “All Other Fees” for the 2004 fiscal year are related to a review of a Company private placement.

	Fiscal Year Ended June 30
	2005	2005
Audit Fees:
Audit Fees:	$32,200	$22,860
Audit-Related Fees:	6,604	19,231
Tax Fees	Nil	Nil
All Other Fees	Nil	1,250
Total Fees:	$38,804	$43,341

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

“DAVIDSON & COMPANY LLP”

Vancouver, Canada September 14, 2005	Chartered Accountants

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

“DAVIDSON & COMPANY LLP”

Vancouver, Canada September 14, 2005	Chartered Accountants

A Member of SC INTERNATIONAL

1200 — 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

WHITE KNIGHT RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT JUNE 30

	2005	2006

ASSETS

Current
Cash and cash equivalents	$282,459	$2,395,527
Temporary investments (Note 3)	10,895,443	7,450,824
Receivables (Note 7)	176,164	72,707
Prepaid expenses	41,974	15,760

Total current assets	11,396,040	9,934,818
Mineral property interests (Note 4)	2,456,147	1,754,374
Deferred exploration costs (Note 5)	1,508,878	733,072
Equipment (Note 6)	139,118	85,903
Restricted reclamation bonds (Note 11)	196,692	212,239

Total assets	$15,696,875	$12,720,406

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$161,831	$59,715
Due to related parties (Note 7)	17,754	70,370

Total current liabilities	179,585	130,085

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

WHITE KNIGHT RESOURCES LTD.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

	Number of Shares	Price	Amount	Contributed Surplus	Deficit	Total

Balance, June 30, 2002	28,781,152	$	$ 11,482,170	$	$(9,488,459)	$ 1,993,711

Shares issued for:
Mineral property interests	40,000	0.20	8,000			8,000
Exercise of stock options	337,500	0.10	33,750			33,750
Loss for the year					(357,746)	(357,746)

Balance, June 30, 2003	29,158,652		11,523,920		(9,846,205)	1,677,715

Shares issued for:
Mineral property interests	40,000	0.78	31,200			31,200
Exercise of stock options	2,134,500	0.13	268,310			268,310
Exercise of warrants	6,084,308	0.39	2,377,872			2,377,872
Private placement	2,500,000	0.40	1,000,000			1,000,000
Finder's fee	125,000	0.40
Private placement	7,764,704	0.85	6,599,998			6,599,998
Private placement	2,222,222	0.90	2,000,000			2,000,000
Private placement expenses			(896,428)	355,906		(540,522)
Stock-based compensation				840,005		840,005
Loss for the year					(1,664,257)	(1,664,257)

Balance, June 30, 2004	50,029,386		22,904,872	1,195,911	(11,510,462)	12,590,321

Shares issued for:
Mineral property interests	40,000	0.71	28,400			28,400
Exercise of stock options(Note 8)	230,000	0.30	120,125			120,125
Exercise of warrants(Note 8)	1,965,000	0.60	1,179,000			1,179,000
Exercise of broker's warrants
(Note 8)	325,000	0.60	242,304			242,304
Private placement	1,500,000	1.58	2,370,000			2,370,000
Stock-based compensation				148,543		148,543
Less: Fair market value of stock
options and broker's
warrants exercised				(97,929)		(97,929)
Loss for the year					(1,063,474)	(1,063,474)

Balance, June 30, 2005	54,089,386		$ 26,844,701	$ 1,246,525	$(12,573,936)	$ 15,517,290

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

White Knight Resources Ltd. (the “Company”) is a Canadian company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral property interests.

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

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

4.	MINERAL PROPERTY INTERESTS (cont’d…)

	Balance at June 30, 2002	Additions	Recovery	Balance at June 30, 2003

Nevada Properties
Cottonwood	$ 14,420	$ 16,272	$ 0,000	$ 30,692
Gold Bar Horst	38,268	23,432	0,000	61,700
Gold Pick	5,088	3,114	0,000	8,202
Hunter	21,059	15,144	0,000	36,203
Indian Ranch	109,031	59,780	(60,409)	108,402
McClusky Pass	0,000	400	0,000	400
New Pass	369,842	17,539	0,000	387,381
Slaven Canyon	13,647	40,530	0,000	54,177
South Cabin Creek	8,037	5,015	0,000	13,052
Squaw Creek	379,802	24,748	0,000	404,550

Total Nevada Properties	$959,194	$205,974	$(60,409)	$1,104,759

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

5.	DEFERRED EXPLORATION COSTS

By Type of Cost	Balance at June 30, 2004	Additions	Balance at June 30, 2005

Assays	$ 681,131	$ 32,563	$ 713,694
Consulting	2,577,377	297,623	2,875,000
Drafting and report preparation	416,202	14,975	431,177
Drilling	2,753,845	349,969	3,103,814
Field operations	680,354	75,846	756,200
Reclamation	179,489	12,306	191,795
Recording	80,079	0,000	80,079
Supervision	356,723	17,316	374,039
Surveys	497,305	242,849	740,154
Transportation	91,287	60	91,347
Trenching and site preparation	368,921	28,411	397,332
Recovery	(4,897,361)	(101,514)	(4,998,875)
Write-off	(3,052,280)	(194,598)	(3,246,878)

Total	$ 733,072	$ 775,806	$ 1,508,878

By Type of Cost	Balance at June 30, 2003	Additions	Balance at June 30, 2004

Assays	$ 680,604	$ 527	$ 681,131
Consulting	2,342,159	235,218	2,577,377
Drafting and report preparation	393,336	22,866	416,202
Drilling	2,753,845		2,753,845
Field operations	648,525	31,829	680,354
Reclamation	178,609	880	179,489
Recording	80,079		80,079
Supervision	356,177	546	356,723
Surveys	320,921	176,384	497,305
Transportation	91,287		91,287
Trenching and site preparation	368,921		368,921
Recovery	(4,897,361)		(4,897,361)
Write-off	(2,810,731)	(241,549)	(3,052,280)

Total	$ 506,371	$ 226,701	$ 733,072

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

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

10.	SEGMENTED INFORMATION

The Company’s one reportable operating segment is the exploration and development of mineral properties. Geographic information is as follows:

	Total Assets	Equipment		Mineral Property Interests and Deferred Exploration Costs		Other Assets

June 30, 2005
Canada	$11,377,473		$30,799	$		$11,346,674
United States	4,319,402		108,319		3,965,025	246,058

	$15,696,875		$139,118		$3,965,025	$11,592,732

June 30, 2004
Canada	$9,921,453	$		$		$9,921,453
United States	2,798,953		85,903		2,487,446	225,604

	$12,720,406		$85,903		$2,487,446	$10,147,057

	2005	2004	2003

Loss before other items:
Canada	$893,992	$1,366,939	$201,223
United States	206,754	101,391	9,413

	$1,100,746	$1,468,330	$210,636

11.	RESTRICTED RECLAMATION BONDS

The Company has secure funds in place with the United States government, a Canadian bank and a United States bank as security for reclamation bonds on its mineral properties. These restricted reclamation bonds were required by the local jurisdictions at the time exploration activities commenced on the properties and do not represent an asset retirement obligation (Note 2). Interest on the certificates of deposit with Canadian and United States banks is paid on a periodic basis to the Company.

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

The Company’s financial instruments consist of cash and cash equivalents, temporary investments, receivables, restricted reclamation bonds, accounts payable and accrued liabilities, and due to related parties. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

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

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

	2005				2004

	Balance, Canadian GAAP	Adjustments		Balance, United States GAAP	Balance, Canadian GAAP	Adjustments		Balance, United States GAAP

Temporary
investments	$10,895,443		$36,224	$10,931,667	$7,450,824	$		$7,450,824
Other current assets	500,597			500,597	2,483,994			2,483,994
Mineral property
interests	2,456,147		(2,456,147)		1,754,374		(1,754,374)
Deferred exploration
costs	1,508,878		(1,508,878)		733,072		(733,072)
Equipment	139,118			139,118	85,903			85,903
Restricted reclamation bonds	196,692			196,692	212,239			212,239

	$15,696,875		$(3,928,801)	$11,768,074	$12,720,406		$(2,487,446)	$10,232,960

Current liabilities	$179,585	$		$179,585	$130,085	$		$130,085
Shareholders' equity	15,517,290		(3,928,801)	11,588,489	12,590,321		(2,487,446)	10,102,875

	$15,696,875		$(3,928,801)	$11,768,074	$12,720,406		$(2,487,446)	$10,232,960

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

ITEM 18:    FINANCIAL STATEMENTS

Not applicable. See Item 17 above.

ITEM 19:    EXHIBITS

Exhibits as follows:

Exhibit Number		Description
1	.1(2)	Articles of the Company
1	.2(2)	Notice of Articles
4	.1(1)	Assignment Agreement between the Company and the CUN Minerals, Inc. regarding the Indian Ranch property dated May 6, 1997
4	.2(1)	Option Agreement for the Indian Ranch property between the Company and Chapleau Resources Ltd. dated May 26, 1997
4	.3(1)	Amended Option agreement for the Indian Ranch property between the Company and Chapleau Resources Ltd. dated June 18, 2001
4	.4(1)	Agreement between the Company, Chapleau Resources Ltd. and Placer Dome U.S. Inc. for exploration and Joint-Venture of the Indian Ranch property dated March 26, 2003
4	.5(1)	Indemnity Agreement between the Company and John M. Leask dated September 23, 1997
4	.6(1)	Indemnity Agreement between the Company and Megan M. Cameron dated September 23, 1997
4	.7(1)	Indemnity Agreement between the Company and Brian D. Edgar dated September 23, 1997
4	.8(1)	Indemnity Agreement between the Company and Robert G. Cuffney dated August 12, 1998
4	.9(1)	Indemnity Agreement between the Company and Gordon P Leask dated January 23, 2003
4	.10(1)	Consulting Agreement between the Company and Robert Cuffney dated February 1, 2000
4	.11(2)	Property Acquisition Agreement for the Celt property between the Company and Teck Cominco American Incorporated dated December 1, 2004
4	.12(2)	Amendment dated January 24, 2005 to Property Acquisition Agreement for the Celt property between the Company and Teck Cominco American Incorporated dated December 1, 2004
4	.13(2)	Financing and Acquisition Agreement for the Fye property between the Company and Teck Cominco American Incorporated dated October 20, 2004
4	.14(2)	Option Agreement for the New Pass property between the Company and Consolidated Odyssey Exploration Inc. dated September 30, 2004
4	.15(2)	Option Agreement for the Squaw Creek property between the Company and Consolidated Odyssey Exploration Inc. dated September 30, 2004
4	.16(2)	Consent Agreement for the Squaw Creek and New Pass properties between the Company and Consolidated Odyssey Exploration Inc. dated February 15, 2005
8	.1(2)	List of Subsidiaries (included in Item 4 C)
12.1		Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
13.1		Certifications Required by Rule 13a-14(b) or Rule 14d-14(b)
15	.1(2)	Audit Committee Charter

_________________

(1)	Incorporated by reference to the Registrant’s Form 20-F Registration Statement filed on July 30, 2004.
(2)	Incorporated by reference to the Registrant’s Form 20-F Annual Report filed on December 30, 2005.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:   February 23, 2006

WHITE KNIGHT RESOURCES LTD. Per: “John M. Leask” John M. Leask Chairman, President and Chief Executive Officer