Form 20-F/A
period 2005-06-30
White Knight Resources Ltd.
filed 2006-06-20
CIK 1298093

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

WHITE KNIGHT RESOURCES LTD.
FORM 20-F/A ANNUAL REPORT
TABLE OF CONTENTS

ITEM 17:	FINANCIAL STATEMENTS	1

ITEM 18:	FINANCIAL STATEMENTS	31

ITEM 19:	EXHIBITS	31

SIGNATURE		32

i

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

“DAVIDSON & COMPANY LLP”

Vancouver, Canada September 14, 2005 (except as to Note 15, which is as of May 19, 2006)	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
–U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to identify circumstances when there is a restatement that has a material effect on the comparability of the Company’s financial statements such as the restatement described in Note 15, or when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated September 14, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada September 14, 2005 (except as to Note 15, which is as of May 19, 2006)	Chartered Accountants

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

Shareholders' equity
Capital stock (Note 8)
Authorized:
100,000,000 common shares without par value
Issued and outstanding
54,089,386 (2004 - 50,029,386)	26,844,701	22,904,872
Contributed surplus	1,246,525	1,195,911
Deficit	(12,573,936)	(11,510,462)

Total shareholders' equity	15,517,290	12,590,321

Total liabilities and shareholders' equity	$15,696,875	$12,720,406

Nature and continuance of operations (Note 1) Commitments (Note 13)

On behalf of the Board:

“John Leask” Director __________________________________ John M. Leask	“Megan Cameron–Jones” Director __________________________________ Megan Cameron–Jones

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

WHITE KNIGHT RESOURCES LTD.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

	Number of Shares	Price		Amount	Contributed Surplus		Deficit	Total

Balance, June 30, 2002	28,781,152	$		$11,482,170	$		$(9,488,459)	$1,993,711
Shares issued for:
Mineral property interests	40,000		0.20	8,000				8,000
Exercise of stock options	337,500		0.10	33,750				33,750
Loss for the year							(357,746)	(357,746)

Balance, June 30, 2003	29,158,652			11,523,920			(9,846,205)	1,677,715
Shares issued for:
Mineral property interests	40,000		0.78	31,200				31,200
Exercise of stock options	2,134,500		0.13	268,310				268,310
Exercise of warrants	6,084,308		0.39	2,377,872				2,377,872
Private placement	2,500,000		0.40	1,000,000				1,000,000
Finder's fee	125,000		0.40
Private placement	7,764,704		0.85	6,599,998				6,599,998
Private placement	2,222,222		0.90	2,000,000				2,000,000
Private placement expenses				(896,428)		355,906		(540,522)
Stock-based compensation						840,005		840,005
Loss for the year							(1,664,257)	(1,664,257)

Balance, June 30, 2004	50,029,386			22,904,872		1,195,911	(11,510,462)	12,590,321
Shares issued for:
Mineral property interests	40,000		0.71	28,400				28,400
Exercise of stock options (Note 8)	230,000		0.30	120,125				120,125
Exercise of warrants (Note 8)	1,965,000		0.60	1,179,000				1,179,000
Exercise of broker's warrants
(Note 8)	325,000		0.60	242,304				242,304
Private placement	1,500,000		1.58	2,370,000				2,370,000
Stock-based compensation						148,543		148,543
Less: Fair market value of stock
options and broker's warrants
exercised						(97,929)
Loss for the year							(1,063,474)	(1,063,474)

Balance, June 30, 2005	54,089,386			$26,844,701		$1,246,525	$(12,573,936)	$15,517,290

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

White Knight Resources Ltd. (the “Company“) is a Canadian company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral property interests.

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

All amounts are in Canadian dollars unless otherwise stated.

	2005	2004

Working capital	$11,216,455	$9,804,733
Deficit	(12,573,936)	(11,510,462)

2.	SIGNIFICANT ACCOUNTING POLICIES

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

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

4.	MINERAL PROPERTY INTERESTS

	Balance at June 30, 2004	Additions	Recovery		Balance at June 30, 2005

Nevada Properties
Benmark	$24,922	$36,241	$		$61,163
Celt	106,057	194,427		(16,617)	283,867
Cottonwood	58,016	35,387			93,403
Fye Canyon	119,889	57,559		(3,670)	173,778
Gold Bar Horst	82,543	38,285			120,828
Gold Pick	10,811	8,744			19,555
Goldstone	19,846	2,838			22,684
Hunter	62,830	25,958			88,788
Ian		18,930			18,930
Indian Ranch	108,402				108,402
Knolls		58,154			58,154
McClusky Pass	56,194	40,543			96,737
New Pass	402,981	17,888		(1,142)	419,727
Pat Canyon	34,965	46,198			81,163
Slaven Canyon	163,314	91,242			254,556
South Cabin Creek	17,426	16,923			34,349
Squaw Creek	426,563	25,511		(74,603)	377,471
Tonkin Summit	59,615	41,173			100,788
Other		41,804			41,804

Total Nevada Properties	$1,754,374	$797,805		$(96,032)	$2,456,147

	Balance at June 30, 2003		Additions	Recovery	Balance at June 30, 2004

Nevada Properties
Benmark	$		$24,922	$	$24,922
Celt			106,057		106,057
Cottonwood		30,692	27,324		58,016
Fye Canyon			119,889		119,889
Gold Bar Horst		61,700	20,843		82,543
Gold Pick		8,202	2,609		10,811
Goldstone			19,846		19,846
Hunter		36,203	26,627		62,830
Indian Ranch		108,402			108,402
McClusky Pass		400	55,794		56,194
New Pass		387,381	15,600		402,981
Pat Canyon			34,965		34,965
Slaven Canyon		54,177	109,137		163,314
South Cabin Creek		13,052	4,374		17,426
Squaw Creek		404,550	22,013		426,563
Tonkin Summit			59,615		59,615

Total Nevada Properties		$1,104,759	$649,615	$	$1,754,374

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

4.	MINERAL PROPERTY INTERESTS (cont’d…)

	Balance at June 30, 2002	Additions	Recovery		Balance at June 30, 2003

Nevada Properties
Cottonwood	$14,420	$16,272	$		$30,692
Gold Bar Horst	38,268	23,432			61,700
Gold Pick	5,088	3,114			8,202
Hunter	21,059	15,144			36,203
Indian Ranch	109,031	59,780		(60,409)	108,402
McClusky Pass		400			400
New Pass	369,842	17,539			387,381
Slaven Canyon	13,647	40,530			54,177
South Cabin Creek	8,037	5,015			13,052
Squaw Creek	379,802	24,748			404,550

Total Nevada Properties	$959,194	$205,974		$(60,409)	$1,104,759

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

5.	DEFERRED EXPLORATION COSTS

By Type of Cost	Balance at June 30, 2004	Additions	Balance at June 30, 2005

Assays	$681,131	$32,563	$713,694
Consulting	2,577,377	297,623	2,875,000
Drafting and report preparation	416,202	14,975	431,177
Drilling	2,753,845	349,969	3,103,814
Field operations	680,354	75,846	756,200
Reclamation	179,489	12,306	191,795
Recording	80,079		80,079
Supervision	356,723	17,316	374,039
Surveys	497,305	242,849	740,154
Transportation	91,287	60	91,347
Trenching and site preparation	368,921	28,411	397,332
Recovery	(4,897,361)	(101,514)	(4,998,875)
Write-off	(3,052,280)	(194,598)	(3,246,878)

Total	$733,072	$775,806	$1,508,878

By Type of Cost	Balance at June 30, 2003	Additions	Balance at June 30, 2004

Assays	$680,604	$527	$681,131
Consulting	2,342,159	235,218	2,577,377
Drafting and report preparation	393,336	22,866	416,202
Drilling	2,753,845		2,753,845
Field operations	648,525	31,829	680,354
Reclamation	178,609	880	179,489
Recording	80,079		80,079
Supervision	356,177	546	356,723
Surveys	320,921	176,384	497,305
Transportation	91,287		91,287
Trenching and site preparation	368,921		368,921
Recovery	(4,897,361)		(4,897,361)
Write-off	(2,810,731)	(241,549)	(3,052,280)

Total	$506,371	$226,701	$733,072

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

5.	DEFERRED EXPLORATION COSTS (cont’d…)

By Type of Cost	Balance at June 30, 2002	Additions	Balance at June 30, 2003

Assays	$680,078	$526	$680,604
Consulting	2,164,615	177,544	2,342,159
Drafting and report preparation	381,441	11,895	393,336
Drilling	2,753,845		2,753,845
Field operations	626,539	21,986	648,525
Reclamation	173,772	4,837	178,609
Recording	80,079		80,079
Supervision	356,177		356,177
Surveys	320,921		320,921
Transportation	91,287		91,287
Trenching and site preparation	368,921		368,921
Recovery	(4,897,361)		(4,897,361)
Write-off	(2,692,332)	(118,399)	(2,810,731)

Total	$407,982	$98,389	$506,371

By Property	Balance at June 30, 2004	Additions	Recoveries		Write-offs		Balance at June 30, 2005

Nevada Properties
Benmark	$2,091	$4,652	$		$		$6,743
Celt	24,295	46,625					70,920
Cottonwood	30,807	74,895					105,702
Fye Canyon	31,495	46,644					78,139
Gold Bar Horst	40,975	13,968					54,943
Gold Pick	60,933	14,357					75,290
Goldstone	2,920	944					3,864
Hunter	23,028	1,898					24,926
Ian		625					625
Indian Ranch	12,395	11,828					24,223
Knolls		9,636					9,636
McClusky Pass	21,506	49,651					71,157
New Pass	237,246	11,919		(87,102)			162,063
Pat Canyon	13,007	9,839					22,846
Slaven Canyon	199,521	531,208					730,729
South Cabin Creek	26,322	7,784					34,106
Squaw Creek	2,227	12,185		(14,412)
Tonkin Summit	4,304	28,662					32,966
General exploration		194,598				(194,598)

Total Nevada Properties	$733,072	$1,071,918		$(101,514)		$(194,598)	$1,508,878

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

5.	DEFERRED EXPLORATION COSTS (cont’d…)

By Property	Balance at June 30, 2003		Additions	Write-offs		Balance at June 30, 2004

Nevada Properties
Benmark	$		$2,091	$		$2,091
Celt			24,295			24,295
Cottonwood		30,807				30,807
Fye Canyon			31,495			31,495
Gold Bar Horst		40,975				40,975
Gold Pick		47,939	12,994			60,933
Goldstone			2,920			2,920
Hunter		23,028				23,028
Indian Ranch		10,099	2,296			12,395
McClusky Pass		7,266	14,240			21,506
New Pass		229,959	7,287			237,246
Pat Canyon			13,007			13,007
Slaven Canyon		88,532	110,989			199,521
South Cabin Creek		26,322				26,322
Squaw Creek		1,444	783			2,227
Tonkin Summit			4,304			4,304
General exploration			241,549		(241,549)

Total Nevada Properties		$506,371	$468,250		$(241,549)	$733,072

By Property	Balance at June 30, 2002	Additions	Write-offs		Balance at June 30, 2003

Nevada Properties
Cottonwood	$30,089	$718	$		$30,807
Gold Bar Horst	39,201	1,774			40,975
Gold Pick	23,704	24,235			47,939
Hunter	21,702	1,326			23,028
Indian Ranch		10,099			10,099
New Pass	222,777	7,182			229,959
Quito		8,089		(8,089)
Slaven Canyon	46,874	41,658			88,532
South Cabin Creek	23,635	2,687			26,322
Squaw Creek		1,444			1,444
General exploration (including McClusky)		117,576		(110,310)	7,266

Total Nevada Properties	$407,982	$216,788		$(118,399)	$506,371

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

6.	EQUIPMENT

	2005			2004

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Vehicles	$76,745	$24,156	$52,589	$90,637	$42,609	$48,028
Technical equipment	41,041	14,221	26,820	30,021	7,965	22,056
Office equipment	76,884	17,175	59,709	24,865	9,046	15,819

	$194,670	$55,552	$139,118	$145,523	$59,620	$85,903

7.	RELATED PARTY TRANSACTIONS

During the year ended June 30, 2005, the Company entered into the following transactions with related parties:

a)	Paid or accrued $264,000 (2004 — $210,000; 2003 — $58,000) in management fees to directors and officers of the Company and to companies controlled by directors of the Company.

b)	Paid or accrued $111,223 (2004 — $115,879; 2003 — $122,736) in consulting fees to directors and officers of the Company and to companies controlled by directors of the Company, of which $111,223 (2004 — $115,879; 2003 — $108,736) is included in or written-off to deferred exploration costs.

c)	Paid or accrued $8,815 (2004 — Nil; 2003 – Nil) in administrative fees to companies controlled by a director of the Company.

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

3,385,000

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

8.	CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Balance, June 30, 2002	2,660,000	$ 0.10
Options granted	1,227,500	0.23
Options expired/cancelled	(475,000)	0.20
Options exercised	(337,500)	0.10

Balance, June 30, 2003	3,075,000	0.15
Options granted	2,724,500	0.51
Options exercised	(2,134,500)	0.13

Balance, June 30, 2004	3,665,000	0.43
Options granted	150,000	0.73
Options expired/cancelled	(200,000)	1.25
Options exercised	(230,000)	0.30

Balance, June 30, 2005	3,385,000	$ 0.41

Number of options currently exercisable	3,235,000	$ 0.39

Weighted average fair value of options granted during the year	2003	$ 0.21
	2004	0.39
	2005	0.56

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

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

8.	CAPITAL STOCK (cont’d…)

Stock-based compensation (cont’d…)

The following assumptions were used in the Black-Scholes valuation of stock options and warrants granted during the years presented:

	2005	2004	2003

Weighted average risk-free interest rate	3.7%	4.2%	4.01%
Expected life of options and warrants	5 years	1 year -5 years	5 years
Weighted average annualized volatility	101%	118%	148.73%
Dividend	0.00%	0.00%	0.00%

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Exercise Price	Expiry Date

Balance, June 30, 2002 and 2003	5,649,308

Warrants exercised	(3,708,132)	$0.44	November 18, 2003
Warrants exercised	(1,941,176)	0.25	June 27, 2004
Warrants granted	200,000	0.60	October 24, 2004
Warrants granted	2,625,000	0.60	August 3, 2004
Warrants exercised	(435,000)	0.60	August 3, 2004
Warrants granted	7,719,998	1.25	July 29, 2005
Warrants granted	588,235	1.25	August 3, 2005
Warrants granted	1,266,666	1.25	June 25, 2005

Balance, June 30, 2004	11,964,899

Warrants exercised	(2,290,000)	0.60	August 3, 2004
Warrants expired	(100,000)	0.60	August 3, 2004
Warrants expired	(1,266,666)	1.25	June 25, 2005
Warrants granted	1,500,000	2.50	December 20, 2005

Balance, June 30, 2005	9,808,233

The number of warrants outstanding is summarized as follows:

Number of Warrants	Exercise Price	Expiry Date

4,352,351	$1.25	July 25, 2005 (exercised subsequent to year end)
3,367,647	1.25	July 25, 2005 (expired subsequent to year end)
588,235	1.25	August 3, 2005 (exercised subsequent to year end)
1,500,000	2.50	December 20, 2005

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

13.	COMMITMENTS

The Company has entered into lease agreements for its premises in Canada and the United States. The annual lease commitments are as follows:

	United States Premisese		Canadian Premises

2006	US$	24,041	$21,600
2007		24,245	21,600
2008		25,070	22,500

	US$	73,356	$65,700

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

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

	2005				2004

	Balance, Canadian GAAP	Adjustments		Balance, United States GAAP (Restated)	Balance, Canadian GAAP	Adjustments		Balance, United States GAAP (Restated)

Temporary
investments	$10,895,443		$36,224	$10,931,667	$7,450,824	$		$7,450,824
Other current assets	500,597			500,597	2,483,994			2,483,994
Mineral property
interests	2,456,147		(1,839,607)	616,540	1,754,374		(1,220,110)	534,264
Deferred exploration
costs	1,508,878		(1,508,878)		733,072		(733,072)
Equipment	139,118			139,118	85,903			85,903
Restricted reclamation
bonds	196,692			196,692	212,239			212,239

	$15,696,875		$(3,312,261)	$12,384,614	$12,720,406		$(1,953,182)	$10,767,224

Current liabilities	$179,585	$		$179,585	$130,085	$		$130,085
Shareholders' equity	15,517,290		(3,312,261)	12,205,029	12,590,321		(1,953,182)	10,637,139

	$15,696,875		$(3,312,261)	$12,384,614	$12,720,406		$(1,953,182)	$10,767,224

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

	2005 (Restated)	2004 (Restated)	2003 (Restated)

Loss for the period, Canadian GAAP	$(1,063,474)	$(1,664,257)	$(357,746)
Adjustments:
Mineral property interests	(619,497)	(556,945)	(108,704)
Deferred exploration costs	(775,806)	(226,701)	(216,788)
Prior years' write-offs	118,399
Increase in temporary investments	36,224

Loss for the period, United States GAAP	$(2,422,553)	$(2,447,903)	$(564,839)

Basic and diluted loss per share, United States GAAP	$(0.05)	$(0.06)	$(0.02)

Weighted average number of common shares outstanding,
United States GAAP	53,091,304	39,038,472	28,958,186

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of cash flows would be as follows:

	2005 (Restated)	2004 (Restated)	2003 (Restated)

Cash flows used in operating activities, Canadian GAAP	$(954,361)	$(741,247)	$(179,612)
Acquisition of mineral property interests	(619,497)	(556,945)	(108,704)
Deferred exploration costs	(816,648)	(442,661)	(177,797)
Acquisition of temporary investments	(3,413,215)	(7,493,823)

Cash flows used in operating activities, United States GAAP	(5,803,721)	(9,234,676)	(466,113)

Cash flows provided by financing activities, Canadian GAAP and
United States GAAP	3,813,500	11,705,658	33,750

Cash flows used in investing activities, Canadian GAAP	(4,972,207)	(8,702,270)	(229,419)
Acquisition of mineral property interests	619,497	556,945	108,704
Deferred exploration costs	816,648	442,661	177,797
Acquisition of temporary investments	3,413,215	7,493,823

Cash flows provided by (used in) investing activities, United States GAAP	(122,847)	(208,841)	57,082

Increase (decrease) in cash and cash equivalents during the period	(2,113,068)	2,262,141	(375,281)

Cash and cash equivalents, beginning of period	2,395,527	133,386	508,667

Cash and cash equivalents, end of period	$282,459	$2,395,527	$133,386

WHITE KNIGHT RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2005

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Restatements

For fiscal years 2005, 2004 and 2003, the Company has restated its reported balances and results under US GAAP to properly account for acquisition costs of mineral property interests. Pursuant to EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets”, mineral property interests are considered tangible assets and related acquisition costs can be capitalized as an asset. Previously, the Company expensed as incurred acquisition costs for mineral property interest. To properly account for these acquisition costs under US GAAP, the balance sheets and statements and operations and cash flows for the years ended June 30, 2005, 2004, and 2003 have been restated.

The Company also restated the presentation of the acquisition of temporary investments on its consolidated statement of cash flows for US GAAP purposes. The Company previously reported acquisition of temporary investments under investing activities, and now records these acquisitions under operating activities as these temporary investments are considered trading securities under Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).

The effect of the restatements for US GAAP purposes was an increase in mineral property interests for the years ended June 30, 2005 and 2004 of $616,540 and $534,264 respectively, and a reduction in loss for the years ended June 30, 2005, 2004, and 2003 of $82,276, $92,670 and $36,861 respectively. Basic and diluted loss per share remained unchanged for fiscal 2005, decreased by $0.01 to $(0.06) for fiscal 2004 and was unchanged for fiscal 2003.

In addition, cash flows from operating activities for US GAAP for fiscal 2005, 2004, and 2003 decreased by $3,359,339, $7,443,191 and $Nil respectively. Cash flows from investing activities for fiscal 2005, 2004, and 2003 increased by $3,359,339, $7,443,191 and $Nil respectively. Cash flows from financing activities for US GAAP remained unchanged.

The restatement under US GAAP had no effect on the Company’s primary financial statements and related noted prepared in accordance with Canadian GAAP (other than Note 15).

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and U.S GAAP. Under U.S. GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

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

Under United States GAAP, SFAS 115 requires that certain debt and equity investments must be classified into available-for-sale or trading securities and stated at fair market values. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. For United States GAAP purposes, the Company’s investment in debt securities have been classified as trading securities. Under SFAS 115, for the 2004 fiscal year there was no difference under Canadian GAAP or United States GAAP as these debt securities have been written down to their fair market value, with an unrealized loss of $42,999 included in the consolidated statement of operations. For the 2005 fiscal year, an excess holding gain of $36,224 would be recognized under United States GAAP.

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

Date:   June 19, 2006

WHITE KNIGHT RESOURCES LTD. Per: “John M. Leask” John M. Leask Chairman, President and Chief Executive Officer