Form 20-F
period 2006-06-30
White Knight Resources Ltd.
filed 2006-10-20
CIK 1298093

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2006

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report, June 30, 2006:   59,384,972 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.       Yes       No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.       Yes       No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.       Yes       No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer	Accelerated filer	Non-accelerated filer

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

Statements concerning reserves, if any, and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	Risks related to gold price and other commodity price fluctuations;
•	Risks and uncertainties relating to the interpretation of drill results, and the geology, grade and continuity of mineral deposits;
•	Risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
•	Results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
•	Mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
•	The potential for delays in exploration or development activities or the completion of feasibility studies;
•	The uncertainty of profitability based upon the Company’s history of losses;
•	Risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
•	Risks related to environmental regulation and liability;
•	Risks related to hedging activities;
•	Political and regulatory risks associated with mining and exploration; and
•	Other risks and uncertainties related to the Company’s prospects, properties and business strategy.

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

GLOSSARY OF TERMS

The following terms have the following meanings in this Annual Report on Form 20-F

Adit	A horizontal or nearly horizontal tunnel made for exploration or mining with one opening.

Alluvial	Material deposited by the action of running water.

Alteration	Any change in the mineral composition of a rock brought about by physical or chemical means.

Argillization	Alteration of the rock which produces clay minerals.

Audiomagnetotelluric	Geophysical technique which measures variations in the earth’s own electromagnetic field.

Au	Gold

Barite	Barium sulphate

Basalt	A general term for dark-colored mafic igneous rocks, commonly extrusive but locally intrusive.

Bioclastic Turbidites	Submarine debris flows.

BLM	Bureau of Land Management of the State of Nevada.

Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained matrix.

Carbonate	A sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite.

Chert	A hard, dense, sedimentary rock, consisting primarily of cryptocrystaline quartz.

CSAMT	Controlled Source Audio Magnetotelluric - geophysical method which measures the decay of an induced electromagnetic field.

Devonian	Geologic era 360 million years to 410 million years.

Dolomite	A carbonate sedimentary rock consisting of carbonate and magnesium. Often associated with and interbedded with limestone.

Embayment	Indentation in the profile of a coastline.

Facies	Environment in which a certain sedimentary rock unit is deposited.

Felsic	Intrusive or volcanic rock with a high silica content.

g/t	Grams per metric tonne.

Geophysical Survey	A scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Greenstone	Metamorphosed intermediate to basic volcanics.

Hematite	An oxide of iron, and one of iron’s most common ore minerals.

Horst	A relatively uplifted rock unit or block that is bounded by faults on its long sides.

Hydrothermal	The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Induced Polarization	Geophysical exploration method which measures decay of an induced charge.

Jasperiod	A dense, usually gray, siliceous rock which contains quartz instead of limestone or dolomite.

Karsting	The development of large open spaces (caves) by the process of solution collapse. This usually takes place in limestones or other calcium carbonate rich rocks.

Lower-plate	Generally refers to the eastern assemblage of northeastern Nevada.

Magnetotelluric Survey	An electromagnetic survey in which natural electric and magnetic fields are measured.

Miocene	Geologic era 23.7 Million years to 6.2 million years.

Micritic	Fine-grained carbonate rock.

NSR	Net Smelter Royalty, or, the amount payable from the precious metal produced by the mine after smeltering hs removed most of the impurities.

Opt	Ounce per ton.

Paleozoic	Geologic era 570 million years to 245 million years.

Pod	A roughly cylindrically-shaped body of ore that decreases at the ends.

ppb	Parts per billion

Quarternary	The period of Earth's history from about 2 million years ago to the present; also, the rocks and deposits of that age.

Refractory	A type of ore which it is difficult or expensive to treat to release or recover its valuable minerals.

Rhyolite	A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sediments	Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Siliclastic	Sedimentary rock with a high silica content.

Silification	The in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Siltstone	An indurated silt having the texture and composition of shale but lacking its fine lamination or fissility; a massive mudstone in which the silt predominates over clay.

Tertiary	Geologic era 57 million years to recent.

Upper-plate	Generally refers to the western assemblage of northeastern Nevada.

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

ITEM 1:   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:    KEY INFORMATION

3 A.    SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended June 30, 2006, 2005 and 2004 were derived from the consolidated financial statements of the Company that were audited by Davidson & Company LLP, Chartered Accountants (“Davidson & Company”), as indicated in their audit report which is included elsewhere in this Annual Report. The selected financial data of the Company for the years ended June 30, 2003 and 2002 was derived from the consolidated financial statements of the Company that were audited by Davidson & Company; these consolidated financial statements are not included herein.

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

The following table is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), the application of which, in the case of the Company, conforms in all material respects for the years presented with United States generally accepted accounting principles (“US GAAP”), except as disclosed in Note 16 to the consolidated financial statements.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CAD$).

Selected Financial Data
(CAD$ in 000, except per share data)

	Year Ended 6/30/06	Year Ended 6/30/05	Year Ended 6/30/04	Year Ended 6/30/03	Year Ended 6/30/02

Revenue	$ 0	$ 0	$ 0	$ 0	$ 0
Net Loss	(3,307)	(1,063)	(1,664)	(357)	(1,679)
Net Loss Per Share	(0.06)	(0.02)	(0.04)	(0.01)	(0.06)
Dividends Per Share	0	0	0	0	0
Weighted Avg. Shares(000)	58,855	53,091	39,038	28,958	26,578

Selected Financial Data
(CAD$ in 000)

	As at 6/30/06	As at 6/30/05	As at 6/30/04	As at 6/30/03	As at 6/30/02

Working Capital	13,239	11,216	9,805	(87)	384
Mineral Property Interests	2,800	2,456	1,754	1,105	959
Deferred Exploration Costs	3,864	1,509	733	506	408
Long-Term Debt	0	0	0	0	0
Shareholders' Equity	20,902	15,517	12,590	1,678	1,994
Total Assets	21,502	15,697	12,720	1,912	2,134

Had the consolidated financial statements of the Company been prepared in accordance with US GAAP, certain selected financial data would have been reported as follows, (CAD$ in 000 except per share amounts).

	Year Ended 6/30/06	Year Ended 6/30/05 Restated	Year Ended 6/30/04 Restated	Year Ended 6/30/03	Year Ended 6/30/02

Loss Per Share	(0.10)	(0.05)	(0.06)	(0.02)	(0.03)
Shareholders' Equity	15,054	12,205	10,767	66	627

	As at 6/30/06	As at 6/30/05 Restated	As at 6/30/04 Restated	As at 6/30/03	As at 6/30/02

Mineral Property Interests	767	616	534	0	0
Deferred Exploration Costs	0	0	0	0	0
Total Assets	15,654	12,385	10,767	300	767

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

Canadian Dollar/US Dollar
Average
Year Ended June 30, 2006	1.1628
Year Ended June 30, 2005	1.2500
Year Ended June 30, 2004	1.3440
Year Ended June 30, 2003	1.5106
Year Ended June 30, 2002	1.5686

	High	Low
September 2006	1.1272	1.1052
August 2006	1.1312	1.1066
July 2006	1.1415	1.1112
June 2006	1.1241	1.0991
May 2006	1.1232	1.0989
April 2006	1.1718	1.1203

On October 4, 2006, the rate of exchange was US$1.00 = CAD$1.1286.

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

Since the Company’s properties are gold prospects, the prices of gold and other metals significantly affect the Company’s ability to explore and develop its properties, and to obtain financing and its future prospects generally. The prices of gold and other metals are affected by several factors beyond the control of the Company, including, without limitation, international economic and political trends, expectations of inflation, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods, and changes in primary production capacity and utilization and in the recycling of secondary material. There can be no assurance that the prices of gold will remain stable or that such prices will be at levels that will make it feasible to continue the Company's exploration activities, or, if applicable, begin development of its properties or commence or, if commenced, continue commercial production.

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

On March 29, 2004, the British Columbia legislature enacted the British Columbia Business Corporations Act (the “New Act”) and repealed the former act, which previously governed the Company. The New Act removed many of the restrictions contained in the former act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital. The New Act also uses new forms and terminology. Under the New Act, every company incorporated, amalgamated or continued under the former act was required to complete a mandatory transition rollover under the New Act to substitute a Notice of Articles for its Memorandum on or before March 29, 2006, after which existing articles can be altered to take advantage of new provisions contained in the New Act. Under the New Act, the directors of the Company approved and completed this mandatory transition rollover, and accordingly the Company filed a transition application with the Registrar of Companies effective June 20, 2005. At the annual general meeting held on November 26, 2005, the Company’s shareholders approved, by a three-quarter majority vote cast by those shareholders of the Company who, being entitled to do so, voted in person or by proxy at the Meeting in respect of such resolutions, the removal of pre-existing company provisions that applied to the Company relating to restrictions in the former act and no longer required under the New Act, and certain amendments to its Notice of Articles and to its authorized share capital. In addition, the shareholders approved new articles (the “New Articles”) to bring the Company’s charter documents into line with the New Act and, as permitted by the New Act, altered the authorized share structure of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value and the alteration of the Notice of Articles. The changes were effected and the Registrar issued a new Notice of Articles on December 21, 2005.

The Company is domiciled in British Columbia, Canada and is a valid and existing company in good standing and operating under the British Columbia Business Corporations Act. The Company’s principal place of business is located at Suite 922, 510 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1L8, telephone (604) 681-4462, E-Mail info@whiteknightres.com. The Company through its subsidiary has a technical office in Reno, Nevada.

Since inception, the Company has been active in the mineral exploration sector. From 1986 to 1993, the Company explored various properties in British Columbia and the Northwest Territories, Canada. In 1993, the Company began to acquire gold exploration properties in Nevada and has focused solely on the exploration of properties in Nevada since that time.

See Item 5 – Operating and Financial Review and Prospects for a financial analysis of events that have occurred in the development of the Company’s business during the last full fiscal year from July 1, 2005 to June 30, 2006. Also see Item 5 for information on the Company’s principal expenditures during the past three years. There are ongoing drilling programs on the Cottonwood, Celt, Squaw Creek, New Pass and Patty properties. The Company anticipates spending approximately US$2,000,000 or more during the next year on further exploration of its properties.

Public Takeover Offers by Third Parties

On March 5, 2006, U.S. Gold Corporation (“US Gold”) issued a press release announcing that it intended to acquire, in stock transactions, all of the outstanding common shares of four companies that are exploring in the Cortez Trend in Nevada: (1) the Company, (2) Nevada Pacific Gold Ltd., (3) Coral Gold Resources Ltd. and (4) Tone Resources Ltd. (collectively, the “Subject Companies”), each of which had mineral properties that were adjacent to or near US Gold’s Tonkin Springs property. US Gold stated that this proposal had been made in letters sent on March 5, 2006 by Rob McEwen, Chairman and Chief Executive Officer of US Gold, to the chief executive officers of each of the Subject Companies. US Gold stated that the proposal represented a premium of 25% to the closing stock prices of each Subject Company’s shares on March 3, 2006. US Gold stated that under this proposal, it would issue:

•	0.35 share of US Gold common stock for each outstanding common share of the Company;

•	0.23 share of US Gold common stock for each outstanding common share of Nevada Pacific Gold Ltd.;

•	0.63 share of US Gold common stock for each outstanding common share of Coral Gold Resources Ltd.; and

•	0.26 share of US Gold common stock for each outstanding common share of Tone Resources Ltd.

The press release noted that the transactions were subject to a number of conditions, including determination of the precise forms of the transactions, due diligence and shareholder and regulatory approvals.

On May 1, 2006, US Gold Holdings Corporation (“New US Gold”) and US Gold Canadian Acquisition Corporation (“US Gold Canada”, and together with US Gold and New US Gold, the “Offerors”), both wholly-owned subsidiaries of US Gold, filed a registration statement with the SEC on Form S-4 in which the Offerors offered to purchase all of the outstanding common shares of the Company on the basis of either 0.35 shares of common stock of New US Gold or 0.25 shares of US Gold Canada for each common share of the Company (the “Offer”). The Offerors also filed a take-over bid circular with the securities regulators in Canada relating to the Offer.

On May 16, 2006, the Company filed a directors’ circular with the securities regulators in Canada, responding to the Offer. The directors’ circular was also disseminated to the Company’s shareholders and furnished to the SEC on Form 6-K. The directors’ circular stated, among other things, that the Company’s Board was generally supportive of the business proposition of consolidating the land positions within the Cortez Trend, aggressively pursuing exploration programs, enhanced trading liquidity and a stronger cash position for Company, but that, based upon advice from the Company’s financial and legal advisors, the Board was reserving judgment until the issues are resolved with respect to the timing of the Offer, particularly with respect to the timing of receiving appropriate clearances from the SEC for the purpose of US Gold proceeding with the Offer in a timely manner, and satisfactory due diligence on US Gold could be completed. As a result, until greater certainty could be obtained with respect to the ability of US Gold to meet these conditions, the Board believed that it was inadvisable to request its financial advisors to provide their opinion as to the fairness of the Offer, from a financial point of view. In the interim, the Board stated its intention to continue its dialogue with US Gold with respect to the status of the conditions to its Offer and to continue to consider the Offer in light of the directors’ fiduciary duties. The directors’ circular advised the Company’s shareholders that there was no necessity for shareholders to take any action with respect to the Offer at that time and the Board had no recommendation at that time.

On June 5, 2006, US Gold issued a press release stating that, in view of certain regulatory requirements, it had terminated the Offer. US Gold stated that it intended to recommence its offer for the Company and to commence offers for the other Subject Companies by mailing new offer documents as soon as regulatory requirements could be satisfied, including the receipt of necessary information from each of the Subject Companies. US Gold stated that the termination of the offer for the Company was necessitated, among other things, by an interpretation of the SEC that, pursuant to applicable securities regulatory requirements, US Gold was required to have gone effective with a registration statement prior to launching the formal tender offer. US Gold stated that it might reevaluate its intention to acquire any or all of the Subject Companies if it was not able to obtain on a timely basis the required auditors’ consents and, in the case of Nevada Pacific Gold Ltd. and Coral Gold Resources Ltd., formal valuations of each of those companies in accordance with applicable securities regulatory requirements. US Gold also stated that, in relation to the offer for the Company, any common shares already tendered to the former offer would be promptly returned to the tendering shareholders and will need to be retendered in accordance with the new offer materials if such shareholders desire to tender their shares in that offer.

On September 6, 2006, US Gold posted on its website an open letter to US Gold shareholders, in which US Gold stated, among other things, that the takeover bid process had not been stopped and that it would proceed as fast as permitted by U.S. and Canadian securities regulators. US Gold stated that the delays had been caused by faulty legal advice and that the situation had been corrected.

The foregoing discussion is qualified in its entirety by reference to the documents described above. The press releases, registration statement, take-over bid circular and directors’ circular described above have been filed with the SEC and the securities regulators in Canada, and may be reviewed at www.sec.gov or www.sedar.com.

The Company can provide no assurance to investors as to (1) whether US Gold will recommence an offer for the Company’s shares, (2) the terms and conditions of any recommenced offer, (3) whether any recommenced offer will be completed, (4) whether US Gold will commence an offer for the other Subject Companies, the terms and conditions of any such offer, and whether any such offer will be completed, or (4) the timing of any of the foregoing. If US Gold recommences an offer for the Company’s shares, the Company will respond to the offer in the manner prescribed by Canadian and U.S. regulatory requirements.

Rob McEwen, Chairman and Chief Executive Officer of US Gold, is one of the Company’s significant shareholders. See “Item 7: Major Shareholders and Related Party Transactions.”

4 B.    BUSINESS OVERVIEW

The Company is a British Columbia based mineral resource exploration company engaged, through its subsidiaries, in the acquisition and exploration of precious metals properties, primarily gold.

All of the Company’s mineral exploration operations are located in the State of Nevada, United States. The Company continues to explore for projects to acquire in Nevada.

To date, the Company has no revenue from its operations, nor is it dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon mineral exploration and mining rights and claims as well as the terms of option and/or joint venture agreements on its properties. The Company currently holds interests in 18 properties in Nevada.

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

4 C.    ORGANIZATIONAL STRUCTURE

The following is a listing of the Company’s subsidiaries including name, jurisdiction of incorporation or residence and the Company’s respective proportion of ownership interest and, if different, proportion of voting power held.

(1)	CUN Minerals, Inc., Nevada, USA, 100% directly owned by the Company.

(2)	White Knight Gold (U.S.) Inc., Delaware, USA, 100% directly owned by the Company.

(3)	Quito Gold Corporation, Nevada, USA, 100% directly owned by the Company.

4 D.    PROPERTY, PLANTS AND EQUIPMENT

The following is a description of the Company’s properties and the nature of the Company’s interests in such properties. This Item 4 D. was reviewed and the contents have been verified by the Company’s Qualified Person, John M. Leask, P.Eng. The Qualified Persons for the Gold Pick Property analysis are Neil Prenn, Registered Professional Mining Engineer, and Peter Ronning, Professional Engineer of Mine Development Associates.

Patty Property (formerly Indian Ranch)

The Patty property, formerly known as the Indian Ranch property (the “Patty Property”), is located in Eureka County, Nevada and consists of 544 unpatented mining claims totaling 10,008 acres. The Company owns a 30% undivided interest, Chapleau Resources Ltd. (“Chapleau”) owns a 10% undivided interest and Placer Dome U.S. Inc. (“Placer Dome”) owns a 60% undivided interest in the Patty Property. The Patty Property is without known mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company entered into an option agreement dated February 10, 1994 with the Damele Family (“the Vendor”) on the Patty Property. The agreement was subsequently amended through 5 separate amendments with the Vendor. Under the agreement and its amendments, the Company earned a 100% leasehold interest in the Patty Property by issuing to the Vendor 100,000 common shares and an annual work commitment of 5,000 feet of drilling. The drill commitment was waived for the year ended February 10, 1996 in consideration of a US$15,000 cash payment. Additionally, the original NSR held by the vendor was amended for consideration of a US$15,000 cash payment; currently, the vendor retains a 6% NSR, but the Company may reduce the NSR to 3% in consideration of a US$500,000 payment. The Company’s lease on the Patty Property extends through February 10, 2014 or for so long thereafter as exploration, development or mining activity is being conducted on a continuous annual basis. The Company has met all the required terms under the agreement to date.

Under an agreement with Chapleau dated May 26, 1997 and amended June 18, 2001, the Company granted Chapleau the right to earn an interest in the Patty Property by making payments to the Company totaling US$400,000 and incurring exploration expenditures of US$1,500,000. On June 25, 2001, Chapleau vested a 25% interest, thus reducing the Company’s interest to 75%.

Under an agreement dated March 26, 2003 between the Company, Chapleau and Placer Dome, the Company granted Placer Dome the right to earn an initial 60% interest in the Patty Property by paying US$55,000 and incurring a minimum of US$2,000,000 in work expenditures over a four-year period under the following schedule:

Expenditure Due Date	Minimum Work Expenditures (US$)

March 25, 2004	$ 100,000
March 25, 2005	$ 300,000
March 25, 2006	$ 600,000
March 25, 2007	$1,000,000

Total	$2,000,000

In August 2006, Placer Dome vested its 60% interest in the Patty Property and declined to elect to earn an extra 15% by financing a feasibility study. As a result of Placer dome vesting its 60% interest, the interests of the Company and Chapleau were reduced to 30% and 10%, respectively.

Annual holding costs for the Patty Property are estimated to be US$72,624 for 2007 in federal and county fees, of which the Company is responsible for 30%. An initial 2006 exploration budget of US$651,348 has been approved by Placer Dome, Chapleau and the Company of which the Company’s 30% share is US$195,404.

Location and Access

The Patty Property lies 10 miles southeast of the Gold Acres-Cortez Window and is located 17 air miles southeast of the Pipeline/South Pipeline gold mines and 38 air miles northwest of Eureka, Nevada. Access is achieved via Nevada State Highway 278 south from Carlin for 48 miles, west on the JD Ranch Road for 4 1/2 miles, south for 12 miles to the Tonkin Ranch site, and then northwest for 5 miles. The south and central portions of the Patty Property can be traversed by unimproved dirt roads, and new roads are planned to provide drilling access to the north.

Regional and Property Geology

The Patty Property is located on the Cortez Trend. Lower-plate Paleozoic sediments (the “Indian Ranch window”) underlies shallow volcanic and alluvial cover on much of the central and eastern portions of the Patty Property. Lower-plate carbonate rocks are not exposed at the surface, but drilling and mapping thus far indicate that about 10 square miles of the Patty Property is underlain by lower-plate Paleozoic carbonate rocks of the Roberts Mountains Formation, Rabbit Hill Limestone, Nevada Group, or underlying dolomites of the Hanson Creek Formation. This covered window of lower-plate rocks is present in the form of several uplifted or horsted blocks. Roberts Mountains Formation rocks occur in the window and have been intersected in drill holes within 35 feet of the surface. Hydrothermal alteration is present over large areas of the property, and thick (up to 600 feet or more) zones of intense alteration in the form of silicification, decalcification (sanding), and argillization are present, as well as amorphous carbon or fine-grained sulfides. Anomalous gold and associated hydrothermal alteration is present across the Patty Property in both upper-plate and lower-plate rocks.

Previous Exploration History

Prior to the Company’s acquisition of its interest in the Patty Property, Northern Dynasty Exploration Ltd. (“Northern Dynasty”) explored it in 1987. Northern Dynasty prepared a preliminary geologic map and drilled 4 holes totaling 1,130 feet. Hycroft Resources and Development Corporation then acquired the property and drilled 90 additional holes from 1988 to 1990 to an average depth of 114 feet. After the Company acquired the Patty Property in 1994, exploration was conducted by Delta Gold Mining Corp. (“Delta Gold”) under an earn-in joint venture agreement on a combined land package comprised of the Patty Property and the Imperial property. Delta Gold completed an IP survey, a CSAMT survey, and drilled 10 holes to an average depth of 501 feet. This drilling resulted in the discovery of an 80 foot wide zone of gold mineralization averaging 0.012 oz/ton gold. Delta Gold also intersected a higher-grade zone of 10 feet averaging 0.22 oz/ton gold. Delta Gold subsequently terminated the agreement. Under the Chapleau option agreement, 20 holes were drilled during 1997, 12 holes were drilled in 1998, four holes were drilled in 1999, and 11 holes were drilled in 2000 for a total of 45,100 feet in 47 holes. During 1999, a detailed gravity survey and a soil sampling grid program were also completed. Exploration expenditures under the Chapleau agreement totaled US$1,500,000.

In 2001, Kennecott Exploration Company (“Kennecott”) entered an option agreement with the Company and Chapleau. Kennecott drilled 11 reverse circulation (“RC”) holes which intersected low-grade gold mineralization three miles south of the previously identified gold zones. Kennecott expended US$531,100 before terminating the agreement.

During the 2005 field season, Placer Dome completed RC drilling in three holes comprising 1,830 metres. As part of this campaign, Hole PIR 05-10 intersected a broad zone of Carlin-type mineralization grading 0.32 grams/tonne over a thickness of 102 metres which included 9.1 metres grading 1.58 grams/tonne. Several holes angled off the same drill pad also intersected significant gold at what is interpreted to be the same host sequence. Highlights of the program occurred in drill hole PIR05-12 which was drilled at an angle of 70(0) and an azimuth of 350(0) from PIR05-10 and returned the following intervals: 676 ppb Au (0.023 oz/ton) from 1370 feet to 1460 feet (90 feet) including 15 feet grading 1,820 ppb Au (0.057 oz/ton) from 1380 feet to 1395 feet Drill holes PIR05-11, PIR05-13, PIR05-14 and PIR05-15 were all drilled off the drill pad set-up for PIR05-10 and were lost above the target section. Drill hole PIR05-16 also intersected anomalous gold in what is projected as a down faulted block to the south of PIR05-10. The assay interval from 2,620 feet to 2,720 feet returned 219 ppb gold over 100 feet with a high of 500 ppb gold over 5 feet.

Current and Planned Exploration

In September 2006, Placer Dome commenced drilling on the Patty Property with a planned program of 6,000 feet of RC drilling in 3 to 4 holes.

Slaven Canyon Property

The Slaven Canyon property (the “Slaven Canyon Property) is located in Lander County, Nevada, and totals 6,599 acres. The Company has a 100% interest in 258 unpatented mining claims comprising 5,174 acres of the Slaven Canyon Property and has a lease on the remaining 1,425 acres, which are subject to NSR royalties. The Slaven Canyon Property is without known mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

Since September 2001, the Company has staked 258 unpatented mining claims comprising 5,174 acres (the “Gordo Claims”). Since fiscal 2003, the Company has signed lease agreements on 1,425 acres adjacent to the Company’s staked claims. The leases called for the payment of approximately US$32,430 on signing and escalating lease payments thereafter. The owners retain net smelter returns ranging from ½ percent to 3½% with a buy down to 1% for US$1,500,000. Annual holding costs for the Slaven Canyon Property are estimated to be US$81,885 for 2007, which includes US$47,438 for the lease payments and US$34,447 in federal and county fees.

Location and Access

The Slaven Canyon Property is located in the Northern Shoshone Range, Lander County, Nevada, approximately 14 miles southeast of Battle Mountain. The Slaven Canyon Property is traversed by numerous unimproved dirt roads traveling south from Battle Mountain.

Regional and Property Geology

Rock units on the Slaven Canyon Property are dominated by chert, siltstone and limestone of the Ordovician Vinini Formation and Devonian Slaven Chert, both units of the upper-plate Roberts Mountains Allochthon. These units are overlain on the east by Miocene basalt of the Northern Nevada Rift. Major northeast trending faults cut through the area and are believed to be a regional control to the localization of gold mineralization. The main zone of gold mineralization on the property measures about 2,400 feet east-west by 300 feet – 500 feet north-south. Select drill intercepts include:

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

Work on the Slaven Canyon Property during the 2004 and 2005 field seasons included 24 shallow RC holes and one deep core hole (DDH SL21). The Company drilled the Slaven Canyon Property with two exploration objectives: 1) to establish the existence of, and depth to, lower-plate limestone host rocks, and 2) to establish a better understanding of the structural controls for the upper-plate hosted mineralization. DDH SL21, drilled to a final depth of 2,583 ft, encountered several thrust fault sequences. Deep in the hole, a 100 ft-thick, highly sheared micritic limestone was encountered, which was interpreted to be a piece of lower-plate, based on lithology. Diamond drill hole SL25 was completed 3 months later and reached a total depth of 3,088 ft. This hole was drilled through the known upper-plate resource and confirmed the grade and disseminated nature of gold mineralization, intersecting 50 ft @ 0.092 opt Au including 5 ft @ 0.380 opt Au. The hole also drilled the same thrusted and repeated sequences observed in DDH SL21. However, the hole, which included some limestone interbeds similar to the limestone drilled in DDH SL21, remained in upper-plate rocks to the total depth drilled. The Company believes that the shallow drilling at the Slaven Canyon Property (less than 1,000 ft) established strong exploration potential for a structurally controlled deposit of significant size in upper-plate host rocks, principally in quartzites which have yielded strong gold values both in drill holes and in surface samples (e.g. 25 ft @ 0.122 opt Au in a roadcut).

Current and Future Exploration

It is the Company’s intention to further explore the Slaven Canyon Property when a drill rig becomes available.

Celt Property

The Company’s 100% owned Celt property (the “Celt Property”) is located in Eureka County, Nevada, and consists of 608 unpatented mining claims totaling 12,569 acres. Teck Cominco American Incorporated (“Teck Cominco”) has an option to earn an initial 51% interest in the Celt Property. The Celt Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company has staked 608 unpatented mining claims located on Bureau of Land Management land since September 2003.

In October 2004, the Company entered into a Property Acquisition Agreement with Teck Cominco whereby Teck Cominco was granted the option to earn an initial 51% interest in the Celt Property. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008. Teck Cominco has completed a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon Teck Cominco vesting its 51% interest, Teck Cominco and the Company will form a joint venture to further develop the Celt Property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, Teck Cominco will have a one-time option to elect to earn an additional 9% interest by funding and completing a feasibility study. Upon Teck Cominco earning its additional interest and the approval of a production plan, the Company will have the option to request that Teck Cominco arrange financing for the Company’s share of the capital costs required to develop the property. If the Company exercises this option Teck Cominco shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election Teck Cominco shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%.

During the earn-in period, Teck Cominco is responsible for all property holding costs.

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

During the 2005 field season, Teck Cominco executed gravity and Induced Polarization surveys that defined a 7 kilometre long zone interpreted as the faulted western edge of a lower-plate horst block. Outcrops of dolomitized limestone along the zone are confirmation of shallowly buried lower-plate lithologies. Teck Cominco collected twenty-six rock chip samples of which ranged from no gold detected to 6.17 grams/tonne gold. The five highest values returned 6.17 grams/tonne, 5.02 grams/tonne, 2.28 grams/tonne, 0.82 grams/tonne and 0.26 grams/tonne. Teck Cominco’s follow-up 2005 RC drilling program tested a geophysical/geological series of targets in the central portion of the property. Lower-plate carbonate host rocks were encountered at relatively shallow depths under a veneer of upper-plate siliclastics in 5 of 8 drill holes. Significant path finder elements, as well as anomalous gold, were encountered. After careful examination of the results, it is now believed that the several kilometre-long gold soil/rock anomaly located along the west Roberts Mountains rangefront, may be a part of a gold system focused to the west.

Current and Planned Exploration

Teck Cominco has just commenced a 6-10 hole, 8,000 foot RC drill program on the Celt Property.

Cottonwood Property

The Cottonwood property (the “Cottonwood Property”) is located in Eureka County, Nevada, and consists of 113 unpatented mining claims totaling 2,178 acres. The Company currently has a 100% interest in 107 unpatented mining claims and has an option to purchase 100% interest in the other 6 unpatented mining claims. The Cottonwood Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company has staked 107 unpatented mining claims since October 2001. Under an agreement dated February 1, 2002, the Company has leased from Gregory McN. French (the “Jam Vendor”) 6 adjacent unpatented mining claims known as the “Jam Claims”. Under the agreement, the Company is required make cash payments and issue common shares to the Jam Vendor under the following schedule:

Payment Due Date	Cash Option Payments (US Dollars)	Common Share Issuances
Initial Payment	$1,000 (paid)	None
February 1, 2003	$1,000 (paid)	20,000 (issued)
February 1, 2004	$2,000 (paid)	20,000 (issued)
February 1, 2005	$2,000 (paid)	20,000 (issued)
February 1, 2006	$3,000 (paid)	20,000 (issued)
February 1, 2007 and each year thereafter	$5,000	None

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

Annual holding costs for the property are estimated to be US$15,085 for 2007 in federal and county fees.

Location and Access

The Cottonwood Property is located at the headwaters of Cottonwood Creek in the central Roberts Mountains, approximately 30 miles northwest of the town of Eureka, Nevada. Access is by a network of improved all-weather roads.

Regional and Property Geology

The Cottonwood Property lies on the Cortez Trend and encompasses a major north-northwest trending window-bounding fault where it is intersected by a west-northwest trending belt of mineralization which crosses the Roberts Mountains. The fault places a block of thick Ordovician Vinini Formation on the west in juxtaposition with lower-plate Devonian carbonates on the east. Gold bearing jasperoid is developed on the southeast extension of this window bounding fault.

The Cottonwood Property contains the Pot Canyon mineralized zone, the French Trail and South French Trail mineralized zones, and the Wall mineralized zone. The Pot Canyon zone is still open for expansion in two directions. Significant intercepts from previous drilling at Pot Canyon include:

Drill Hole	Interval (feet)	Gold (opt)

114-29	80	0.049
114-34	125	0.022
114-36	130	0.029

At the South French Trail zone, about 3,000 feet north of Gold Canyon, Atlas intersected gold mineralization grading 0.015 opt gold to 0.044 opt gold over widths of 10 feet to 20 feet in five holes. Follow-up drilling was not conducted. At the Wall prospect south of Pot Canyon, Barrick intersected 30 feet of 0.048 opt gold in a window-bounding fault and did no follow-up drilling.

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

Previous Exploration History

Barite occurrences in the area were prospected in the late 1970‘s and in 1980, N.L Baroid Division of N.L. Industries, Inc. (“N.L. Baroid”) located claims for barite in the central Cottonwood area. Prospecting during the gold boom of the early 1980‘s led to claim groups being located by Chevron Resources Company (“Chevron”) in 1980 and by Mapco Minerals Corporation (“Mapco”)/Nerco in 1983 in the northern and southern parts of the Cottonwood area respectively. Chevron’s claims lapsed in 1983 and were restaked by Nerco. American Copper and Nickel Company (“ACNC”) and Phelps Dodge

later leased and explored the claims staked by N.L. Baroid and Nerco. N.L. Baroid discovered the Pot Canyon gold zone in 1985. The property was acquired by Phelps Dodge in 1986 who continued to explore the property through 1990 until Atlas acquired their holdings in 1991. Atlas acquired the Nerco claims in 1990. The French Trail and South French Trail mineralized zones were drilled by Atlas in 1993.

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

In 2005, the Company completed five shallow holes on the Cottonwood Property at the southern end of the target area where a hole drilled by Barrick Gold in the late 1990‘s was reported to have significant gold in favourable host rocks. These follow-up drill holes around the Barrick hole failed to intersect significant gold mineralization in this area.

Current and Planned Exploration

The Company is currently drilling on the Cottonwood Property. The planned drill program consists of a four to eight hole, 5,000 to 10,000 ft campaign focusing along the Wall fault north of the 2005 drilling, in the Pot Canyon and French Trail deposit areas where significant gold mineralization has been drilled and remains open for expansion, and at the Gold Ledge prospect along the faulted gold-mineralized anticline east of the Wall fault.

Fye Canyon Property

The Fye Canyon property (the “Fye Canyon Property”) is located in Eureka County, Nevada and comprises 345 unpatented mining claims on 6,320 acres. The Company currently has a 100% interest, with Teck Cominco holding an option to earn an initial 51% interest. The Fye Canyon Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

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

In October 2004, the Company and Teck Cominco entered into an agreement which granted Teck Cominco an option to earn an initial 51% interest in the property by making cash payments to the Company totaling US$750,000 and incurring exploration expenditures of US$4,000,000 in annual increments prior to December 31, 2008. Upon Teck Cominco earning a 51% interest in the property, Teck Cominco and the Company will form a joint-venture on the Fye Canyon Property. When the joint-venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, Teck Cominco will have the one-time option to elect to earn an additional 9% interest (for 60% total) in the property by funding and completing a feasibility study. Upon Teck Cominco earning its additional interest and the approval of a production plan, the Company will have the option to request that Teck Cominco arrange financing for the Company’s share of the capital costs required to develop the Fye Canyon Property. If the Company exercises this option Teck Cominco shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election Teck Cominco shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis with an interest rate of the London Interbank Offered Rate (“LIBOR”) plus 4%.

During the earn-in period, Teck Cominco is responsible for all property holding costs.

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

Previous Exploration History

A number of companies explored portions of the Fye Canyon claims in the 1980‘s and 1990‘s. ECM Inc. (“ECM”)/Noranda Inc. (“Noranda”) staked the Gap claims in 1985; Noranda drilled 4 shallow (less than 500 ft) holes in 1988; Kennecott drilled 4 holes (500 ft) in 1991; Rio Algom Ltd. leased the claims and drilled 1 hole in 1992; Lac Minerals Ltd. (“Lac”) drilled one deep hole (1,100 ft) in the northeast corner of the property in 1995; Placer drilled one hole in 1996; and Aquaterre Mineral Development Ltd. drilled 2 shallow holes from one pad in 1999. These holes targeted shallow mineralization based on geochemical anomalies in outcropping upper-plate rocks and holes terminated in Vinini Formation.

During the 2005 exploration season, Teck Cominco undertook additional gravity surveys and drilled four RC holes to test certain structural and lithological targets generated by the geophysical program. Elevated gold geochemistry (>20 ppb, up to 56 ppb) was encountered in hole F04-04.

Current and Future Exploration

Teck Cominco has not yet advised the Company of details of their upcoming planned drill program.

Gold Pick Property

The Company’s 100% owned Gold Pick property (the “Gold Pick Property”) is located in Eureka County, Nevada, and consists of 27 unpatented mining claims for 601 acres and patented mining claims (a “patented” mining claim is one for which title to the property was transferred from the U.S. federal government to a private party, in this case the Company) for 193 acres for a total of 794 acres. The Gold Pick Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company acquired the unpatented mining claims and patented mining claims by staking and application since June 2002. Annual holding costs for the property are estimated to be US$3,604 for 2007 in federal and county fees.

Location and Access

The Gold Pick Property is located on the Cortez Trend in the southern Roberts Mountains approximately 30 miles northwest of the town of Eureka, Nevada. Access is by all-weather country-maintained roads to the past producing Gold Bar Mine approximately six miles southwest of the property and then along the Gold Bar haul road to the Gold Pick Property.

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

The main Gold Pick East deposit has a footprint of approximately 1,100 feet east-west by 1,200 feet north-south. The deposit is typically 50 feet to 100 feet thick, but can be up to 300 feet thick adjacent to controlling structures. The southwest extension of the Gold Pick East deposit measures about 1,200 feet in a west-southwest direction and ranges from 75 feet to 200 feet in width. Within this structurally controlled zone are at least two pods of high-grade mineralization which include the following drill intercepts:

Drill Hole	Interval (feet)	Gold (opt)

33-578	35	0.215
33-570	30	0.209
33-5	15	0.371
33-321	40	0.264
33-719	60	0.209

Higher-grade pods of gold mineralization also occur within the main Gold Pick East deposit and include a drill intercept of 10 feet at 1.20 oz/ton gold beneath the southwest corner of the pit.

The Gold Pick West deposit measures about 700 feet north-south by 700-800 feet east-west. The deposit contains at least two pods of +0.20 oz/ton gold mineralization. A third higher-grade pod lies to the east of the main deposit. The Gold Pick mine consists of two separate open pits: Gold Pick East and Gold Pick West. Atlas Precious Metals (“Atlas”) considered mining the high-grade mineralization in the southwest extension of Gold Pick East by underground mining methods. In the late stages of mining, an exploration adit was driven to better define reserves in the north wall of the pit and to define underground reserves in the southwest extension. However, the drift never reached the southwest zone, and no underground reserves were delineated.

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

The following disclosure was provided by Mine Development Associates (MDA) of Reno, Nevada. In April 2006, a technical report was filed on the Gold Pick and Gold Ridge deposits, which verified an indicated resource of 321,000 oz gold contained in the Gold Pick and Gold Ridge deposits.  During 1994, Donald Tschabrun, a consulting geologist working for Atlas, estimated resources for the deposits (Tschabrun Estimate) which were audited by Mine Reserve Associates.  The technical report submitted by MDA completed work required to bring the Tschabrun Estimate in compliance with 43-101 regulations.  The deposits are drilled on a nominal 50 ft spacing.  The Tschabrun Estimate was completed by first outlining mineralized areas on cross sections spaced at 50 ft intervals and then transferred the mineralized outlines to plan view benches on 10 ft intervals.  Grades were interpolated into 25 x 25 x 10 ft blocks by inverse distance weighting methods.  MDA concluded that the Tschabrun Estimate is equivalent to Indicated Resources.  Atlas drill holes used to calculate the Tschabrun Estimate total more than 1200 reverse circulation holes and seven core holes. The following table summarizes the audited indicated resource (after the Tschabrun Estimate):

Mineralization	Cutoff	Gold Pick Deposit			Gold Ridge North Deposit			Totals
Type	Grade Oz Au/t	Tons 000’s	Grade Oz Au/t	Ounces Au 000’s	Tons 000’s	Grade Oz Au/t	Ounces Au 000’s	Tons 000’s	Grade Oz Au/t	Ounces Au 000’s

Oxide	0.01	4,738	0.039	184.8	1,108	0.034	37.7	5,846	0.038	222.5
Carbonaceous	0.01	1,954	0.049	95.7	74	0.037	2.7	2,028	0.049	98.4

Totals	0.01	6,692	0.042	280.5	1,182	0.034	40.4	7,874	0.041	320.9

Details of the audit and additional technical information on the Gold Pick Property are contained in a 43-101 Technical Report completed by MDA which can be viewed at www.sedar.com. The Qualified Persons commissioned by MDA were Neil Prenn, Registered Professional Mining Engineer, and Peter Ronning, Professional Engineer, who conducted the site visit.

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

Current and Future Exploration Plans

The Company drilled a total of 18 RC holes (11,700 ft) at the Gold Pick Property in August and September of 2005. The results of the exploration campaign demonstrated grade continuity in extensions of both the southwest feeder structure (30 ft @ 0.062 opt Au, 25 ft @ 0.083 opt Au) and the northwest feeder structure (25 ft @ 0.143 opt Au with 10 ft @ 0.226 opt Au), indicating the potential to significantly increase the dimensions of the gold deposit. In addition, the successful extension of the feeder zones away from the pit area into un-drilled terrain opens up the potential for discovery of a new gold deposit. Geologic mapping in the Roberts Mountains District in 2005 led to a recognition of local karsting within the lower-plate host rocks in the area. The karsting presents strong exploration targets as a number of Carlin type deposits in the Carlin trend are related to solution collapse (karst) features. Further work will be required to establish the geologic timing of this karsting and its relevance to gold deposition. The drill program at the Gold Pick Property was encouraging and a follow-up program is planned for late 2006.

McClusky Pass Property

The Company’s 100% owned McClusky Pass property (the “McClusky Pass Property”) consists of 243 unpatented mining claims totaling 5,175 acres located in Eureka County, Nevada. The McClusky Pass Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company acquired the McClusky Pass Property by staking in September, 2003. Annual holding costs for the property are estimated to be US$32,440 for 2007 in federal and county fees.

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

Current and Future Exploration

The Company commenced a drill program at the McClusky Pass Property in September 2005. One diamond drill hole was completed to a depth of 1,191 ft on the northern portion of the project with only anomalous gold encountered. A RC hole was attempted, but was lost at 775 ft, about 200 ft short of the target. The holes were drilled approximately 1,000 ft apart to test a geophysically interpreted uplifted block. Anomalous gold and pathfinder elements, as well as intrusive dykes and strong dolomitization, were encountered in the southern most RC drill hole. Both holes encountered chert and siltstones with minor limestone interbeds which are interpreted to be part of the upper-plate. The depth to lower-plate on the project is not known at this time. Additional work will be performed on the McClusky Pass Property in late 2006 to generate new drill targets.

New Pass Property

The New Pass property (the “New Pass Property”) consists of 107 unpatented mining claims totaling 2,232 acres located near the town of Austin in Churchill County, Nevada. The Company currently has a 100% interest subject to an option agreement with Bonaventure Enterprises Inc. (“Bonaventure”) who can earn an initial 50% interest in the New Pass Property. The New Pass Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

In March 1998, the Company acquired a 100% interest in the New Pass Property from Quest USA Resources Inc. (“Quest”) after paying US$165,000 cash. Quest maintained a 2.75% NSR royalty which the Company purchased in March 2000, by issuing 100,000 common shares to Quest.

In September 2004, the Company entered into an option agreement with Consolidated Odyssey Exploration Inc. (“Odyssey”) whereupon Odyssey may earn an initial 50% interest in the New Pass Property. To earn a 50% interest, Odyssey must make cash payments to the Company of US$500,000, issue 500,000 of its common shares and provide US$2,000,000 in exploration expenditures, all over a four-year period. Upon earning a 50% interest in the property, Odyssey may earn an additional 10% interest in the property by financing the completion of a feasibility study. Subsequently, Odyssey assigned all rights under the option agreement to Bonaventure.

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

Current and Future Exploration

During 2005, Bonaventure completed 28 drill holes totaling 9,140 ft of drilling. The results from this campaign, which include 75 ft @ 0.057 opt Au with 10 ft @ 0.307 opt Au and 30 ft @ 0.095 opt Au, confirm the exploration potential for the project. Bonaventure has commenced its 2006 drill effort which will involve further step out as well as infill drilling of the 2005 program. The Phase 2 angle drilling has begun in the northern portion of the project drill grid using a RC rig. The program includes 9,000-10,000 feet of new drilling in 20-25 holes to expand the current resource. Hole depths will be 250 feet to 650 feet deep. Drilling of the untested portion of the current drill grid as well as up-dip and down-dip offsets from previous drilling will be completed. The Phase 2 drilling program will occur over a strike length of approximately 3,200 feet. The angle hole program will also test volcanic rocks above previous drilling that have not been assayed and explore possible high grade feeder faults below the deposit.

Squaw Creek Property

The Squaw Creek property (the “Squaw Creek Property”) is located on the northern portion of the Carlin Trend, 42 miles north of the town of Battle Mountain in Elko County, Nevada. The property consists of 151 unpatented mining claims totaling 3,040 acres. The Company currently has a 100% interest, subject to an agreement with Bonaventure who can earn an initial 50% interest. The Squaw Creek Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

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

Location and Access

The Squaw Creek Property lies between the Midas and Ivanhoe mining districts on the northern portion of the Carlin Trend. Access to the property is achieved from the towns of Battle Mountain, Elko, or Winnemucca, Nevada via highway and maintained all-weather roads. Unimproved dirt roads provide access along the pediment on the northern part of the Squaw Creek Property.

Regional and Property Geology

The Squaw Creek Property is located directly on the Carlin Trend, and strongly anomalous gold mineralization associated with pyrite has been intersected in drill holes in an area more than 3 miles long and 1 mile wide. Additional weakly anomalous gold has been discovered within virtually all drill holes over a much larger area. The anomalous gold occurs within silicified and brecciated zones often more than 100 feet thick in the sedimentary rocks of the upper-plate or in the overlying Miocene age volcanics. Zones of gold mineralization are also hosted within silty dolomitic sediments of unknown age and of unknown stratigraphic position. These silty dolomitic sediments may be part of the Rodeo Creek Formation and possibly indicate the presence of nearby auriferous lower-plate sediments.

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

Current and Future Exploration

During the 2005 field season, Bonaventure completed controlled source audio magnetotelluric surveys. A follow-up drill program has just commenced. The first of three 1,500 feet deep angle holes is approaching target depth. The holes are pre-collared using a RC drill rig to penetrate post-mineral rocks and completed using a core rig. Holes SC-0601 and 0602 are a fence of holes designed to drill across a large interpreted fault zone indicated in a CSMT geophysical survey completed in 2005. The primary target at the Squaw Creek Property is a high grade vein deposit like Ken Snyder to the northwest or the deeper part of Hollister, located to the southeast.

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

Acquisition

The Company acquired the claims that make up the South Cabin Creek Property by way of staking in October 2001. Annual holding costs for the property are estimated to be US$11,214 for 2007 in federal and county fees.

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

Previous Exploration History

The area containing the South Cabin Creek Property was explored by a number of companies from 1982 to 1992. Exxon Coal and Minerals Company (“Exxon”) geologists first discovered gold-bearing jasperoid rocks in the Cabin Creek area in 1982, and drilled the first mineralized holes on the property. After Exxon relinquished the claims, Nerco staked claims which include the current property in 1982. ACNC leased the property and drilled the discovery hole at Cabin Creek oxide gold deposit adjacent to the Company’s current property, which was later further defined by Phelps Dodge Corporation (“Phelps Dodge”) and Atlas. Atlas also drilled holes to the south and discovered the South Cabin Creek mineralization. From 1997 to 1998, Barrick Gold Corporation (“Barrick”) leased the claims but conducted no work. American Bonanza Gold Mining Corp. (now American Bonanza Gold Corp., “American Bonanza”) leased the claims in 1999, but conducted no work before relinquishing the claims in September 2001.

Current and Planned Exploration

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

Gold Bar Horst Property

The Company’s 100% owned Gold Bar Horst property (the “Gold Bar Horst Property”) is located in Eureka County, Nevada, and consists of 183 unpatented mining claims totaling 3,652 acres. The Gold Bar Horst Property is without known economic mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company acquired the 183 unpatented mining claims by way of staking since September 2001. Annual holding costs for the property are estimated to be US$24,430 for 2007 in federal and county fees.

Location and Access

The Gold Bar Horst Property is located in Eureka County on the southwest flank of the Roberts Mountains, approximately 30 miles northwest of Eureka, Nevada. Access is by way of a series of improved all weather roads.

Regional and Property Geology

The claims were staked to cover the projection of a northwest-trending horst of lower-plate Devonian Carbonates. The claims are in two noncontiguous blocks, covering the northern and southern projections of the horst beyond the immediate past producing Gold Bar Mine. The depth to bedrock under Quarternary gravels, as indicated by CSAMT and gravity surveys, and drilling, varies from less than 500 feet to greater than 1000 feet. Mineralization is controlled by a north-northwest-trending fault and structural intersections with northeast-trending cross faults.

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

Current and Planned Exploration

Future exploration is expected to target possible Carlin-type gold mineralization beneath the gravel cover. North-northwest to northwest-trending horst-bounding faults and crosscutting northeast-trending faults are possible feeder structures. The master feeder fault has not been tested. The majority of previous drilling on the Gold Bar Horst Property is less than 350 feet deep and did not encounter bedrock. One deeper drill hole located on the property encountered a mineralized jasperoid which returned minor gold values from a depth of 1,160 feet to 1,255 feet. This mineralization may be peripheral to other gold mineralization.

The Company has completed a Phase I drilling program at the Gold Bar Horst Property and is awaiting assay results.

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

Payment Due Date	Cash Option Payments (US Dollars)	Common Share Issuances
Initial Payment	$2,000 (paid)	20,000 (issued)
February 1, 2003	$2,000 (paid)	20,000 (issued)
February 1, 2004	$3,000 (paid)	20,000 (issued)
February 1, 2005	$3,000 (paid)	20,000 (issued)
February 1, 2006	$4,000 (paid)	20,000 (issued)
February 1, 2007 and each year thereafter	$7,000	None

The HNT Vendor also retains a NSR on the HNT claims which varies from between 1% to 2%, depending upon the price of gold. The HNT Vendor retains a 1.5% NSR on minerals other than gold. The Company has the option to acquire the NSR and purchase the HNT Claims from the HNT Vendor for US$75,000 at any time before the 10th anniversary date of the lease.

Annual holding costs for the property are estimated to be US$6,408 for 2007 in federal and county fees.

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

Previous Exploration History

Gold-bearing jasperoids were discovered in the Hunter area in 1983 and Mapco (Nerco) staked claims over the prospective ground. The claims were leased to ACNC in 1985. ACNC conducted geological mapping, rock-chip and soil sampling, geophysical surveys (IP-resistivity and VLF), and drilled 39 shallow holes between 1985 and 1987.

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

Current and Planned Exploration

During the 2006 field season, the Company completed 800 feet of drilling in three holes. Assays are pending.

Pat Canyon Property

The wholly owned Pat Canyon property (the “Pat Canyon Property”) is located in Eureka County, Nevada and consists of 178 unpatented mining claims totaling 3,582 acres. The Pat Canyon Property is without known mineral reserves and is at the exploration stage. The Company’s current efforts are exploratory in nature.

Acquisition

The Company acquired the Pat Canyon Property by staking in November 2003. Annual holding costs for the property are estimated to be US$23,763 for 2007 in federal and county fees.

Location and Access

The Pat Canyon Property lies on the Cortez Trend and is adjacent to the Company’s Fye Canyon Property to the south. Access is by a series of all-weather and dirt roads.

Regional and Property Geology

The Pat Canyon Property lies along the southern projection of the north-northwest-south-southeast-trending Cortez fault zone just south of a major northeast-trending cross-structure which bounds the northern edge of Simpson Park Mountains. The property covers 3½ miles of strike length of this splayed north northwest fault system. Upper-plate Ordovician Vinini Formation crops out in the eastern part of the block and is overlaid by scabs of felsic Tertiary volcanics and thin Quaternary alluvium in the central area with thicker gravels in the west part. Intermediate Tertiary volcanics cover the southernmost part of the claim block. The claim block lies along the projection of lower-plate carbonate rocks in the Cortez window to the northwest and the Tonkin window to the southeast.

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

Acquisition

The Company acquired the Tonkin Summit Property by staking in the spring 2004. Annual holding costs for the property are estimated to be US$24,831 for 2007 in federal and county fees.

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

Miscellaneous

Since 2004, the Company has acquired, by staking, a 100% interest in four additional Nevada mineral exploration properties comprised of unpatented mining claims located on the Cortez Trend in Eureka County and one additional mineral exploration property located on the Getchell Trend in Humboldt County. The combined acreage of these properties totals approximately 9,300 acres. The cumulative annual holding cost for these properties is estimated to be US$64,480 for 2007 in federal and county fees. These properties are without known mineral reserves and are at the exploration stage. The Company’s current efforts are exploratory in nature.

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

ITEM 4A:    UNRESOLVED STAFF COMMENTS

None.

ITEM 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company’s consolidated financial statements are stated in CAD$ and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 16 to the consolidated financial statements. The value of the US$ Dollar in relationship to the CAD$ was US$1.00 = CAD$1.115 as of June 30, 2006.

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

Results of Operations

Year Ended June 30, 2006 vs. Year Ended June 30, 2005

During the year ended June 30, 2006 the Company received $6,175,733 from the exercise of 4,940,586 warrants.

The loss for the year ended June 30, 2006 was $3,307,465, or $0.06 per share, compared to a loss of $1,063,474, or $0.02 per share, in the prior year. The increased loss was due to higher expenses of $3,572,966 in 2006 compared to $1,100,746 in 2005, with the largest increase occurring in stock-based compensation, which totaled $2,275,298 compared to $148,543 in 2005. Other significant changes in expenses occurred in audit fees which rose to $116,362 from $48,696 as well as wages and benefits which rose to $130,998 from $79,918 due to a higher level of corporate activity. Consulting increased to $123,809 from $116,588 in 2005, and travel and entertainment rose to $108,044 in 2006 from $69,132 in 2005 as management and consultants visited and reviewed existing properties in Nevada as well as travel related to investor relations. Investor relations and shareholder information rose to $175,427 in 2006 from $123,189 in 2005 as the Company continued its effort to better inform shareholders and the investment community about the Company’s activities.

The Company also recorded the write-off of deferred exploration costs of $143,783 in 2006 compared to $194,598 in 2005. These write-offs are related to general exploration of properties in Nevada. The Company also recorded a loss on foreign exchange of $11,574 in 2006 compared to a loss of $60,377 in 2005 due to favorable changes in the Canadian/US dollar exchange rate, a partial recovery of $2,749 of the unrealized loss on temporary investments reported in 2004 compared to $31,404 in 2005 as well as a loss on disposal of temporary investments of $23,927 (Nil in 2005). These expenses were offset by an increase in interest income of $442,036 in 2006 versus $261,600 in 2005, with the increase due to higher cash balances in the current period.

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

Liquidity and Capital Resources

The Company’s working capital at June 30, 2006 was $13,238,927 compared to $11,216,455 at June 30, 2005. As at June 30, 2006, $2,107,699 was classified as temporary investments compared to a reclassification to $1,995,443 at June 30, 2005 while $11,397,885 was classified as cash at June 30, 2006, compared to a reclassification to $9,182,459 at June 30, 2005.

For the 2007 fiscal year, the Company has budgeted US$2,000,000 for its anticipated exploration activities. Property costs, including land holding leases and fees, are estimated to total US$600,000, and administrative costs are estimated at approximately US$600,000. Therefore, the Company estimates it has sufficient capital resources for all planned expenditures through fiscal 2007 and beyond.

Year Ended June 30, 2006

The Company’s working capital of $13,238,927 as at June 30, 2006 compared to $11,216,455 as at June 30, 2005. During the year ended June 30, 2006 operating activities used cash of $605,920. Loss for the year of $3,307,465 was reduced by items not affecting cash including write-off of deferred exploration costs of $143,783 and a stock-based compensation charge of $2,275,298. Changes in non-cash working capital items included an increase in accounts payable and accrued liabilities of $75,709, a decrease in receivables of $58,674, and an increase in amounts due to related parties of $100,248.

Investing activities provided cash of $5,375,913, including the reclassification of temporary investments to cash of $8,806,566 offset by $288,777 in acquisition of mineral property interests, $2,413,657 in deferred exploration costs and acquisition of equipment in the amount of $696,458.

Financing activities provided cash of $6,345,433, resulting from the issuance of 4,940,586 common shares pursuant to the exercise of warrants (proceeds of $6,175,733) and 315,000 common shares pursuant to the exercise of stock options (proceeds of $169,700). The Company also issued 40,000 common shares for mineral property acquisitions at a deemed value of $72,000.

During the year ended June 30, 2006, the Company’s cash position inclusive of temporary investments increased by $2,327,682.

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

US GAAP Reconciliation with Canadian GAAP

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under US GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, other than certain capitalized costs related to the acquisition of mineral property interests, must be expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring a mine into production are capitalized as development costs.

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

New accounting and disclosure standards were introduced under Canadian GAAP for the fiscal year ending June 30, 2003. Accordingly, there were no differences between Canadian GAAP and United States GAAP for the years ended June 30, 2006, 2005 and 2004 other than those disclosed in the financial statements.

The reader is advised to consult the Company’s audited annual consolidated financial statements for the year ended June 30, 2006, particularly Note 16, for quantification of the differences.

Canadian GAAP Conflict in Accounting for Mineral Property Interests and Deferred Exploration Costs

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 11 “Enterprises in the Development Stage”(“AcG 11”). AcG 11 addresses three distinct issues: i) the capitalization of costs/expenditures; ii) impairment; and iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies and is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, is the year ended June 30, 2001.

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

Consult the Company’s audited annual consolidated financial statements for the year ended June 30, 2006 for the differences if the Company had chosen to account for these costs as intangible assets under HB 1581 and HB 3062 effective July 1, 2001.

Variation in Operating Results

The Company derives interest income on its cash and temporary investments, which depend on the Company’s ability to raise funds.

Management periodically, through the exploration process, reviews results both internally and externally through the use of mining related professionals. The decision to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

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

Based upon its current and anticipated future claim holdings, the Company estimates its land holding costs for the next three fiscal years to be the following:

Annual Estimated Property Holding Costs

Type of Cost	2007	2008	2009

Leases	US$ 79,438	US$ 85,379	US$ 90,469
BLM Fees	444,750	444,750	444,750
County Fees	30,243	30,243	30,243

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

The following is a list of the Company’s reclamation bonds outstanding as of June 30, 2006.

Property	Current Status	Government Body Holding the Bond	US$ Amount of Bond	CND$ Amount of Bond

Cottonwood	Exploration	Nevada Division of Minerals	$30,885	$ —
Gold Bar Horst	Exploration	Nevada Division of Minerals	7,586	—
Gold Pick	Exploration	Nevada Division of Minerals	8,698	—
Hunter	Exporation	Nevada Division of MInerals	2,613	—
Patty (Indian Ranch)	Exploration	BLM	77,600	—
McClusky Pass	Exploration	BLM, Nevada Division of Minerals	2,114	—
New Pass	Exploration	BLM	5,982	—
Slaven Canyon	Exploration	BLM	12,997
Unallocated Nevada	Exploration	BLM	53,421	—
Quito	Dropped	US Forest Service	5,000	—
Lookout	Dropped	B.C. Minister of Finance	—	3,500
MGM	Dropped	B.C. Minister of Finance	—	2,000

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.    DIRECTORS AND SENIOR MANAGEMENT

Each of the Company’s directors is elected by the Company’s shareholders at the annual general meeting to serve until the next annual general meeting of shareholders, scheduled to be held in November 2006, or until a successor is elected or appointed. The Board of Directors appoints the Company’s executive officers annually after each annual general meeting, to serve at the discretion of the Board of Directors.

The following tables disclose the name, age, functions in the Company and date or election or appointment of its directors and executive officers as of October 13, 2006, together with business experience, principal business activities performed outside of the Company (including in the case of directors other principal directorships).

Director	Age	Date First Elected/Appointed

John M. Leask (1)	50	December 1994
Gordon P. Leask (1)	45	January 2003
Brian D. Edgar (1)	56	February 1996
Megan Cameron-Jones	44	December 1996
(1) Member of Audit Committee.

Executive Officer	Position	Age	Date of Appointment

John M. Leask	President, CEO and Chairman	50	April 2001
Megan Cameron-Jones	CFO and Corporate Secretary	44	January 2003
Robert G. Cuffney	Vice-President, Exploration	56	August 1998
Kareen McKinnon	Vice President, Corporate Development	33	April 2005

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

Gordon P. Leask is a Director of the Company. Mr. Leask is a Professional Engineer who graduated from the University of British Columbia with a Bachelor of Applied Science degree in Geological Engineering in 1985. He joined the Company as a Director in January 2003, although he had provided consulting services to the Company prior to his being named a Director. He has over 25 years experience in the mineral exploration business, and currently serves as President and director of Mansfield Minerals Inc., a public mineral exploration company traded on the TSX Venture Exchange. Mr. Leask devotes 50% of his time to Company business.

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

Kareen McKinnon is Vice President, Corporate Development for the Company. Ms. McKinnon has over 10 years experience in public markets and handles investor relations for the Company. Before joining the Company, Ms. McKinnon spent several years in Corporate Finance with Nesbitt Burns and moved on to take a variety of senior level positions within various public companies. She devotes approximately 50% of her time to Company business.

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

6 B.    COMPENSATION

Summary Compensation Table

For the three most recently completed financial years ended June 30, 2006, June 30, 2005 and June 30, 2004 in respect of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and for each of the Company’s three most highly compensated executive officers as at June 30, 2006 (other than the CEO and CFO), whose total salary and bonus exceeds $150,000, if any, and any other additional individuals for whom disclosure would have been provided but for the fact that the individual was no longer an executive officer as at June 30, 2006 (the “Named Executive Officers” or “NEO”), the annual and long-term compensation and bonus is set out below.

Summary Compensation Table
		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year Ended June 30	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs¹ Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP² Payouts ($)	All Other Compensation ($)

John M. Leask	2006	Nil	Nil	$122,120³	425,000/Nil	Nil	N/A	Nil
President, Chairman	2005	Nil	Nil	$120,000³	Nil/Nil	Nil	N/A	Nil
and Chief Executive	2004	Nil	Nil	$ 97,879³	547,500/Nil	Nil	N/A	Nil
Officer

Megan Cameron-Jones(4)	2006	Nil	Nil	$ 54,000	200,000/Nil	Nil	N/A	Nil
Chief Financial	2005	Nil	Nil	$ 48,000	Nil/Nil	Nil	N/A	Nil
Officer and Corporate	2004	Nil	Nil	$ 33,750	250,000/Nil	Nil	N/A	Nil
Secretary

1

“SAR” or “stock appreciation right” means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

2

“LTIP” or “long term incentive plan” means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

3	These monies were paid to Rangefront Exploration Corp., a BC private company controlled by Mr. Leask.
(4)	Megan Cameron-Jones was appointed Chief Financial Officer on November 25, 2004.

Options Granted in Financial Year ended June 30, 2006

During the most recently completed financial year, the following are stock options granted by the Company to the Named Executive Officers.

NEO Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (1)	Expiration Date

John M. Leask	425,000	21%	$1.91	$1.91/Nil	Jan 10, 2011

Megan Cameron-Jones	200,000	10%	$1.91	$1.91/Nil	Jan 10, 2011

Notes:

(1)     Calculated as the closing price of the Company’s shares on the TSX Venture Exchange on the date of grant.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

During the most recently completed financial year, there were no stock options exercised by the Named Executive Officers. The following table sets out the financial year end value of stock options held by the Named Executive Officers.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable (1)

John M. Leask	Nil	$Nil	1,175,000/Nil	$1,572,700/$Nil

Megan Cameron-Jones	Nil	$Nil	550,000/Nil	$735,500/$Nil

(1)	“In the money” options are those where the market value of the underlying securities at the financial year-end exceeds the exercise price of the option. Value is determined by calculating the difference between the closing price of the Company’s common shares ($2.26) on June 30, 2006, and the exercise price of each option, and then multiplying the difference by the number of common shares under option at the financial year end.

Pension

No funds were set aside or accrued by the Company during fiscal 2006 to provide pension, retirement or similar benefits for directors or executive officers.

Director Compensation

The Company has no arrangements pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation; however, certain of the Company’s directors and executive officers have been compensated for consulting and expert services during the most recently completed fiscal year. For a description of these payments, see Note 7 to the Company’s consolidated financial statements.

Management Service Agreements

The Company has entered into management service agreements with respect to each of its directors, including those executive officers that serve as directors of the Company. In each case, the agreement is between the Company and a private company controlled by the director, pursuant to which the private company has agreed to provide certain consulting services to the Company, initially through the director that controls such private company. An overview of these agreements is provided in the following table:

Party to the Agreement	Director or Officer to Which Agreement Relates	Date of Agreement	Expiry Date	Monthly Compensation	Minimum Stock Option Entitlement (in Shares)

Rangefront Exploration Corp.	John M. Leask	Jan 1, 2006	Dec 31, 2008	$10,000	1,175,000

Eagle Putt Ventures Inc.	Gordon P. Leask	Jan 1, 2006	Dec 31, 2008	$10,000	550,000

Cerro Rico Management Corp.	Megan Cameron-Jones	Jan 1, 2006 (amended Oct. 3, 2006)	Dec 31, 2008	$ 5,000	1,175,000

Rand Edgar Investment Corp.	Brian D. Edgar	Jan 1, 2006	Dec 31, 2008	$ 2,000	1,175,000

Under each agreement, as amended, the Company has agreed to pay the private company a monthly base fee (specified above), which is subject to annual review by the Company’s board of directors, and a minimum number of stock options (specified above). The Company has also agreed to provide the designated employees of Rangefront Exploration Corp., Eagle Putt Ventures Inc. and Cerro Rico Management Corp., currently Mr. J. Leask, Mr. G. Leask and Ms. Cameron-Jones, respectively, participation in all benefit programs maintained by the Company, and to provide an additional fee to Rangefront Exploration Corp. and Eagle Putt Ventures Inc. of US$450 for each day that their designated employees, currently Messrs. J. Leask and G. Leask, respectively, are required to travel to Nevada to provide any service for the Company.

In each case, the private company is permitted to replace the services of its currently-designated employee with the services of another person of equal or greater skills for the engagement, provided that, in such event, the Company may terminate the agreement. Each agreement is for an initial term expiring on December 31, 2008, unless earlier terminated or extended. Unless the Company provides written notice of termination at least 60 days prior to the expiry of the initial term, each agreement will automatically be extended for an additional 24 months. Each agreement may be terminated earlier, at any time, (i) by the private company upon 30 days prior written notice to the Company, (ii) at the option of the private company in the event that there is a “takeover of control” of the Company as defined in the agreement, (iii) by the Company if the services of the designated employee are no longer available or he or she is unable to perform the services as a result of death or permanent disability, (iv) by the Company for “cause” as defined in the agreement, or (v) by the Company for any other reason. If the agreement is terminated by the private company in connection with a takeover of control, or by the Company within a certain period of time of a takeover of control, the Company is required to pay the private company an amount equal to 24 months of the monthly base fee under the agreement, plus, in the case of Cerro Rico Management Corp. (Ms. Cameron-Jones), an additional lump sum payment of $85,500. If the agreement is terminated by the Company for any other reason, other than for cause or due to the unavailability of the currently-designed employee, the Company is required to pay the private company an amount equal to three months of the monthly base fee if the agreement is terminated within the first year, and one additional month of the monthly base fee for each year of service thereafter.

Consulting Agreements

The Company’s subsidiary, White Knight Gold (U.S.) Inc., has entered into a consulting agreement with Robert G. Cuffney, the Company’s Vice-President, Exploration, dated February 1, 2000, and amended on July 1, 2005 and October 3, 2006. Under this agreement, as amended, Mr. Cuffney is entitled to receive US$8,000 per month and to receive stock options of the Company from time to time. The agreement may be terminated by either party with 30 days advance written notice to the other party. If Mr. Cuffney is terminated pursuant to a “takeover of control” of the Company, as defined in the agreement, the Company must pay Mr. Cuffney a termination fee equal to 18 months of his monthly compensation.

The Company has entered into a consulting agreement with Kareen McKinnon, the Company’s Vice-President, Corporate Development, dated April 6, 2005 and amended on March 1, 2006 and October 3, 2006. Under this agreement, as amended, Ms. McKinnon is entitled to receive $5,000 per month, to receive an initial grant of 100,000 stock options of the Company at a price of $0.67 per share, and to receive additional stock options of the Company from time to time. The agreement is initially for a term ending March 31, 2007, unless earlier terminated or extended. Unless the agreement has been terminated prior to the end of the initial term, the agreement will automatically be extended for an additional one-year period. The agreement may be terminated earlier, at any time, by either party, with 30 days’ advance written notice to the other party. If Ms. McKinnon is terminated pursuant to a “takeover of control” of the Company, as defined in the agreement, the Company must pay Ms. McKinnon a termination fee equal to six months of her monthly compensation.

Stock Option Plan

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company also grants stock options to directors, executive officers and others under a stock option plan effective as of November 4, 2002 and amended as of December 12, 2003 and October 3, 2006. See “Share Ownership – Stock Option Plan” below.

6 C.    BOARD PRACTICES

The Company’s Board of Directors (the “Board”) currently consists of four directors, all of whom were elected at the annual and special general meeting of shareholders on November 25, 2005. The current term of office for all the directors will expire at the next annual general meeting, at which time all four of the current directors may be nominated for re-election.

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

For details regarding the Company’s service contracts with each of its directors, see “Management Service Agreements” above.

Board Committees

The Company’s Board has appointed one committee, an audit committee (the “Audit Committee”), which recommends to the Board the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee operates under a written set of rules for its conduct and practices which sets out its required duties. During fiscal 2006, the Audit Committee met four times, once each quarter.

The current members of the Audit Committee are John M. Leask, Gordon P. Leask and Brian D. Edgar.

6 D.    EMPLOYEES

As at September 30, 2006, the Company had no employees.

6 E.    SHARE OWNERSHIP

The following table sets forth, as of September 30, 2006, the number of the Company’s common shares beneficially owned by (a) directors and executive officers of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options and other convertible securities which are exercisable or convertible within 60 days from the above date. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Name	Position	Number of Common Shares Beneficially Owned	Percentage of Class(1)

John M. Leask	President, CEO and Chairman	3,006,012(2)	4.96

Megan Cameron-Jones	CFO, Corporate Secretary and	882,876(3)	1.47
	Director

Gordon P. Leask	Director	3,733,341(4)	6.16

Brian D. Edgar	Director	2,483,500(5)	4.10

Robert G. Cuffney	Vice-President, Exploration	699,000(6)	1.17

Kareen McKinnon	Vice-President, Corporate	165,000(7)	0.28
	Development

Directors and Officers as		10,969,729(8)	17.11
a group (6 persons)

(1)

As of September 30, 2006 there were 59,384,972 common shares of the Company issued and outstanding. Percentage of class is based on the number of shares beneficially owned by the individual (or group, if applicable), divided by the sum of 59,384,972 plus any shares subject to stock options or other convertible securities exercisable by such individual (or group) within 60 days of September 30, 2006.

(2)

Includes 231,947 common shares held indirectly in the name of Rangefront Exploration Corp., a private British Columbia company controlled by Mr. Leask, and 1,175,000 common shares subject to stock options exercisable within 60 days of September 30, 2006.

(3)

Includes 48,000 common shares held indirectly in the name of Gary Jones and 34,722 common shares held indirectly in the name of 3115 Investments Ltd., both controlled by Ms. Cameron-Jones, and 550,000 common shares subject to stock options exercisable within 60 days of September 30, 2006.

(4)

Includes 1,147,609 common shares held indirectly in the name of Eagle Putt Ventures Inc., a private British Columbia company controlled by Mr. Leask, and 1,175,000 common shares subject to stock options exercisable within 60 days of September 30, 2006.

(5)	Includes 1,175,000 common shares subject to stock options exercisable within 60 days of September 30, 2006.

(6)	Includes 500,000 common shares subject to stock options exercisable within 60 days of September 30, 2006.

(7)	Includes 165,000 common shares subject to stock options exercisable within 60 days of September 30, 2006.

(8)	Includes 4,740,000 common shares subject to stock options exercisable within 60 days of September 30, 2006.

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

As of September 30, 2006, the following options are held by directors, executive officers and other employees of the Company.

Name	Number of Options	Exercise Price	Expiry Date

Cameron-Jones, Megan	100,000	$0.23	January 23, 2008
	250,000	0.41	September 23, 2008
	200,000	1.91	January 10, 2011

Cuffney, Robert	75,000	0.23	January 23, 2008
	125,000	0.41	September 23, 2008
	50,000	0.75	March 1, 2009
	50,000	0.85	March 21, 2010
	200,000	1.91	January 10, 2011

Edgar, Brian D	145,500	0.23	January 23, 2008
	604,500	0.41	September 23, 2008
	425,000	1.91	January 10, 2011

Leask, Gordon P	202,500	0.23	January 23, 2008
	547,500	0.41	September 23, 2008
	425,000	1.91	January 10, 2011

Leask, John M	202,500	0.23	January 23, 2008
	547,500	0.41	September 23, 2008
	425,000	1.91	January 10, 2011

McKinnon, Kareen	40,000	0.67	April 6, 2010
	50,000	1.50	October 19, 2010
	100,000	1.91	January 10, 2011

Others	30,000	0.23	January 23, 2008
	100,000	0.23	March 1, 2009
	225,000	1.91	January 10, 2011
	5,120,000

ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.    MAJOR SHAREHOLDERS

The Company is a publicly owned Canadian corporation, the common shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by another corporation or any foreign government. No shareholders of the Company have different voting rights from any other shareholder.

As of September 30, 2006, Pacific Corporate Trust Company reported that there were 59,384,972 common shares issued and outstanding. Of those common shares issued, 4,092,250 shares were registered to 38 holders of record resident in the United States.

The Company is aware of two persons who beneficially own 5% or more of the Registrant’s voting securities. The following table lists as of September 30, 2006, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common shares. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

5% or Greater Shareholders

Name of Owner	Number of Common Shares Beneficially Owned	Percentage of Class(1)

Gordon P. Leask (2)	3,733,341	6.2
Robert McEwen (3)	9,552,405	16.1

(1)

As of September 30, 2006 there were 59,384,972 common shares of the Company issued and outstanding. Percentage of class is based on the number of shares beneficially owned by the individual, divided by the sum of 59,384,972 plus any shares subject to stock options or other convertible securities exercisable by such individual within 60 days of September 30, 2006.

(2)

Includes 1,147,609 common shares held indirectly in the name of Eagle Putt Ventures Inc., a private British Columbia company controlled by Mr. Leask, and 1,175,000 common shares subject to stock options exercisable within 60 days of September 30, 2006.

(3)	To the best of the Company’s knowledge, based on public filings made by Mr. McEwen and US Gold.

There has been no significant change in the percentage ownership held by the major shareholders during the past three years, except that on or about June 2005, Goldcorp Inc. sold its entire shareholding to Robert McEwen.

7B.    RELATED PARTY TRANSACTIONS

The directors, senior officers and principal shareholders of the Company and associates or affiliates of the foregoing have had no material interest, direct or indirect, in any transactions in which the Company has participated since July 1, 2005 which have or will materially affect the Company or any of its subsidiaries, or that are unusual in their nature or conditions, except as disclosed in this Annual Report.

Without limiting the foregoing, see “Public Takeover Offers by Third Parties” under Item 4 A., for a discussion of certain matters relating to US Gold. Robert McEwen, one of our principal shareholders, is the Chairman and Chief Executive Officer of US Gold.

There are no outstanding loans or guarantees made by the Company to or for the benefit of any of the directors, senior officers or principal shareholders of the Company, nor any associate or affiliate of any of the foregoing persons.

7C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8:    FINANCIAL INFORMATION

8A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

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

Also see Item 5 — Operating and Financial Review and Prospects.

The Company is not and has not been, since July 1, 2005, a party to any material legal or arbitration proceeding, nor is any material governmental proceeding involving the Company pending or known to be contemplated.

The Company has not paid any dividends on its common shares since its incorporation. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

8B.    SIGNIFICANT CHANGES

No significant changes have occurred since the date of the financial statements included in this Annual Report, except as disclosed in this Annual Report.

ITEM 9:    OFFER AND LISTING DETAILS

The Company’s shares were listed for trading on the Vancouver Stock Exchange, a predecessor to the TSX Venture Exchange (the “TSX-V”), on October 23, 1989. The Company’s shares are listed for trading on the TSX-V under the symbol, “WKR”. The CUSIP number is 963900 10 5. The price range of the Company’s common shares during the periods indicated below was as follows:

Financial Period Ended	Financial Period	TSX-V High	TSX-V Low
September 30, 2006	Month	$2.25	$1.46
August 31, 2006	Month	$2.39	$2.01
July 31, 2006	Month	$2.45	$2.08
June 30, 2006	Month	$2.55	$1.66
May 31, 2006	Month	$3.10	$1.95
April 30, 2006	Month	$2.80	$2.07
September 30, 2006	Quarter	$2.45	$1.46
June 30, 2006	Quarter	$3.10	$1.66
March 31, 2006	Quarter	$2.39	$1.40
December 31, 2005	Quarter	$2.10	$1.31
September 30, 2005	Quarter	$1.80	$0.85
June 30, 2005	Quarter	$1.49	$0.87
March 31, 2005	Quarter	$1.20	$0.70
December 31, 2004	Quarter	$0.93	$0.60
September 30, 2004	Quarter	$0.92	$0.55
June 30, 2006	Annual	$3.10	$1.31
June 30, 2005	Annual	$1.49	$0.55
June 30, 2004	Annual	$1.61	$0.11
June 30, 2003	Annual	$0.35	$0.08
June 30, 2002	Annual	$0.34	$0.04

ITEM 10:    ADDITIONAL INFORMATION

10 A.    SHARE CAPITAL

Not applicable.

10 B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company’s Articles do not prescribe any extraordinary limits on the business or purpose of the Company.

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

General meetings are to be held annually. All Directors are subject to re-election at each annual general meeting. Directors may call a special meeting of shareholders. All registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders may attend at meetings of shareholders.

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constating document of the Company. There are no provisions in the New Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

There are no conditions imposed by the New Articles governing changes in the capital where such conditions are more stringent than is required by the laws of British Columbia. All common shareholders share equally in the profits of the Company.

10 C.    MATERIAL CONTRACTS

Other than as described in this Annual Report, neither the Company nor any member of its group is a party to any material contracts within the two years preceding the publication of this document.

10 D.    EXCHANGE CONTROLS

Other than as provided in the Investment Canada Act (Canada), as amended, (the “Investment Act”), there are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends to non-resident holders of the Company’s securities. However, any such remittances of dividends paid to United States residents are subject to withholding tax at a rate equal to a maximum of 15% of the amount paid (see Item 10E Taxation).

Management of the Company considers that the following summarizes the material features of the Investment Act, in its present form, pertinent to a non-resident of Canada who proposes to acquire common shares of the Company. However, provisions of the Investment Act are complex and any non-Canadian contemplating an investment to acquire control of the Company should consult professional advisors as to whether and how the Investment Act might apply.

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

An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a)	for non-WTO investors (as defined below), the threshold is $5 million for a direct acquisition and over $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)	except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2006 is $265 million. Indirect acquisitions by or from WTO investors are not reviewable.

(c)	the limits set out in paragraph (a) above apply to all investors for acquisitions of a Canadian business that:

(i)	engages in the production of uranium and owns an interest in a producing uranium property in Canada;
(ii)	provides any financial service;
(iii)	provides any transportation service; or
(iv)	is a cultural business.

Notwithstanding the above, any investment which is usually only notifiable, including the establishment of a new Canadian business, and which falls within a specific business activity listed in the Regulations to Respecting Investment in Canada, may be reviewed if an Order-in-Council directing a review if made and a notice is sent to the investor within 21 days following the receipt of a certified complete notification.

“WTO investor” as defined in the Investment Act includes: an individual, other than a Canadian, who is a national of a member of the World Trade Organization (a “WTO Member”) or who has the right of permanent residence in relation to that WTO Member; a government or government agency of a WTO investor-controlled corporation; corporation or limited partnership; or trust that is neither WTO investor-controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

Certain types of transactions are exempt from application of the Investment Act including, among the transactions, acquisitions of control of the Company:

(a)	by the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

(c)	for the purpose of facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest itself of control within two years after control was acquired or within such longer period as is approved by the Minister; and

(d)	by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company through the ownership of voting interests remains unchanged.

Except as provided in the Investment Act, there are currently no limitations specific to the right of non-resident Canadians to hold or vote the common shares of the Company under Canadian law or the Company’s charter documents.

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

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Income or loss in the sale or other taxable disposition of foreign currency will be U.S. source. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See Taxation—Certain Canadian Federal Income Tax Consequences above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction”. (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

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

As discussed below, the Company believes that it was a “passive foreign investment company” in prior taxable years and expects that it will be a passive foreign investment company in the current taxable year. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). Therefore, the Company does not expect to be a QFC for the current taxable year and may not be a QFC in subsequent taxable years.

In years that the Company is not a QFC, a dividend paid by the Company to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property”(as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares. If the Company is both a CFC and a “passive foreign investment company”(as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder. The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a Passive Foreign Investment Company (“PFIC”) under Section 1297(a) of the Code if, for a taxable year, (a) 75 percent or more of the Company’s gross income for such taxable year is passive income or (b) on average, 50 percent or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and make an election). In addition, if the Company is classified as a PFIC for any taxable year in which a U.S. Holder has held shares of the Company, the Company may continue to be classified as a PFIC for any subsequent taxable year in which such U.S. Holder continues to hold such shares even if the Company’s income and costs are no longer passive in nature in such subsequent taxable year. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For years beginning after December 31, 2004, net gains from commodities transactions may generally be excluded from passive income if such gains are active business gains from the sales of commodities, and if substantially all of the non-U.S. corporation’s commodities are stock in trade, inventory, property held for sale to customers in the ordinary course of business, depreciable assets, or supplies of a type that are regularly consumed by the corporation in the ordinary course of its business. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25 percent or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC and if one or more of its non-U.S. corporate subsidiaries are treated as a PFIC (“lower-tier PFICs”), U.S. Holders of Common Shares would be considered to own, and also would be subject to the PFIC rules with respect to, their proportionate share of the lower-tier PFIC stock that the Company owns, regardless of the percentage of their ownership in the Company. In such circumstances a U.S. Holder of Common Shares could elect an alternative taxation regime in respect of its indirect ownership interest in a lower-tier PFIC, subject to certain conditions as discussed below.

The Company believes that it was a PFIC for prior taxable years, and expects that it will be a PFIC for the current taxable year. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether the Company will be a PFIC for the current taxable year and each subsequent taxable year depends on the Company’s assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a QEF Election) or a mark-to-market election under Section 1296 of the Code (a Mark-to-Market Election). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125 percent of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of the Company’s Common Shares, and any excess distribution received on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for such Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the Company’s first taxable year beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing U.S.

Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent taxable years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

In addition, if the Company is a PFIC and own shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition by the Company of the shares of such other foreign corporation or a distribution received by the Company from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed above. To the extent that gain recognized on the actual disposition by a U.S. Holder of Common Shares or income recognized by a U.S. Holder on an actual distribution received on Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

QEF Election

A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code as discussed above. A U.S. Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares. Furthermore, for each taxable year in which the Company is a PFIC, an electing U.S. Holder will recognize, for U.S. federal income tax purposes, such U.S. Holder’s pro rata share of (a) the Company’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the Company’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Accordingly, an electing U.S. Holder would not have any income inclusions as a result of the QEF Election so long as the Company does not generate any net income. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will include such U.S. Holder’s pro rata share of net capital gain and ordinary earnings for each taxable year in which the Company is a PFIC, even though such amounts may not be distributed to such U.S. Holder by the Company. A U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents the Company’s “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election generally will be “timely” if it is made for the first year in a U.S. Holder’s holding period for Common Shares in which the Company is a PFIC. In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder’s U.S. federal income tax return for such first year. However, if the Company was a PFIC in a prior year in a U.S. Holder’s holding period for the Common Shares, then in order to be treated as making a “timely” QEF Election, such U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date for an amount equal to the fair market value of the Common Shares on the qualification date. The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company constitutes a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in

Common Shares. Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company was a PFIC.

In the event the Company is a PFIC, the Company will satisfy record keeping requirements that apply to a QEF and supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if Common Shares are marketable stock. Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market. For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be “regularly traded” for any calendar year during which the Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

10 F:    DIVIDENDS AND PAYING AGENTS

Not applicable.

10 G.    STATEMENT BY EXPERTS

Not applicable.

10 H.    DOCUMENTS ON DISPLAY

All documents incorporated and referred by reference in this Annual Report may be viewed at the Company’s head office by giving 48 hours’ notice to the Corporate Secretary.

10 I.    SUBSIDIARY INFORMATION

Not required.

ITEM 11:    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s mineral property interests are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, the Company’s market risks are minimal. The Company does, however, have future property payments due in US$. As a Canadian company, the Company’s cash balances are kept in both CAD$ and US$ funds. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is it likely in the foreseeable future to, conduct hedging to reduce its exchange rate risk. A hypothetical 10% increase in the value of one Canadian dollar expressed in U.S. dollars as at June 30, 2006 would have caused a $404,000 increase in the Company’s net assets as at June 30, 2006, and an equivalent decrease in the value of one Canadian dollar would have caused a $367,000 decrease in the Company’s net assets as at June 30, 2006.

ITEM 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

None.

ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

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

Changes in Internal Controls over Financial Reporting

During the fiscal year covered by this Annual Report, there have not been any changes in the Company’s internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A:    AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B:    CODE OF ETHICS

The Company currently does not have a code of ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company currently believes that a code of ethics is necessary due to the small size of the Company’s management team (four officers and no employees).

ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Davidson & Company serve as the independent auditors for the Company and have acted as the Company’s independent auditor for the fiscal years ended June 30, 2006 and June 30, 2005. The chart below sets forth the total amount billed the Company by Davidson & Company for services performed in the last two fiscal years and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and other fees) in CAD$.

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

“Tax Fees” are fees for professional services rendered by Davidson & Company for tax compliance, tax advice on actual or contemplated transactions.

	Fiscal Year Ended June 30
	2006	2005

Auditors’ Fees Audit Fees:	$ 83,975	$29,464
Audit-Related Fees:	30,937	19,232
Tax Fees	1,450	Nil
All Other Fees	Nil	Nil

Total Fees:	$116,362	$48,696

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

ITEM 16D:    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E:    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the fiscal year ended June 30, 2006, no purchases were made by or on behalf of the Company or any affiliated purchaser of common shares of the Company, nor have any such purchases or plans or programs to make such purchases been announced.

ITEM 17:    FINANCIAL STATEMENTS

The consolidated financial statements are presented in CAD$ and were prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 16 to the consolidated financial statements forming part hereof.

The financial statements and related schedules as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Davidson & Company is included herein immediately preceding the consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

JUNE 30, 2006

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
White Knight Resources Ltd.

We have audited the consolidated balance sheets of White Knight Resources Ltd. as at June 30, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended June 30, 2006, 2005 and 2004 and the cumulative amounts from inception on December 18, 1986 to June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for the years ended June 30, 2006, 2005 and 2004 and the cumulative amounts from inception on December 18, 1986 to June 30, 2006 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada August 22, 2006	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to identify circumstances when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated August 22, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada August 22, 2006	Chartered Accountants

A Member of SC INTERNATIONAL

1200 — 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT JUNE 30

	2006	2005

ASSETS

Current
Cash	$11,397,885	$282,459
Temporary investments (Note 3)	2,107,699	10,895,443
Receivables (net of allowance - $NIL; 2005 - $NIL)	117,490	176,164
Prepaid expenses	49,370	41,974

Total current assets	13,672,444	11,396,040

Mineral property interests (Note 4)	2,799,619	2,456,147
Deferred exploration costs (Note 5)	3,864,359	1,508,878
Equipment (Note 6)	930,853	139,118
Restricted reclamation bonds (Note 12)	234,783	196,692

Total assets	$21,502,058	$15,696,875

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$315,515	$161,831
Due to related parties (Note 7)	118,002	17,754

Total current liabilities	433,517	179,585

Asset retirement obligation (Note 8)	165,985

Total Liabilities	599,502	179,585

Shareholders' equity
Capital stock (Note 9)
Authorized: unlimited common shares without par value
Issued and outstanding 59,384,972 (2005 - 54,089,386)	33,630,385	26,844,701
Contributed surplus	3,153,572	1,246,525
Deficit accumulated during the exploration stage	(15,881,401)	(12,573,936)

Total shareholders' equity	20,902,556	15,517,290

Total liabilities and shareholders' equity	$21,502,058	$15,696,875

Nature and continuance of operations (Note 1)
Commitments (Note 14)

On behalf of the Board:

“John Leask” Director _____________________________________ John M. Leask	“Megan Cameron-Jones” Director _____________________________________ Megan Cameron-Jones

The accompanying notes are an integral part of these consolidated financial statements

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
YEAR ENDED JUNE 30

	Cumulative Amounts from Inception on December 18, 1986 to June 30, 2006	2006	2005	2004

ADMINISTRATION COSTS
Amortization	$220,145	$34,051	$30,546	$13,893
Audit	255,423	116,362	48,696	10,950
Bank charges and interest	26,349	7,464	5,762	1,520
Consulting	1,283,627	123,809	116,588	82,540
Consulting - stock-based compensation (Note 9)	3,263,846	2,275,298	148,543	840,005
Investor relations and shareholder information	665,974	175,427	123,189	52,889
Legal	641,631	120,155	26,958	23,196
Management fees - related party (Note 7)	1,437,910	264,000	264,000	210,000
Office and miscellaneous	753,670	96,089	85,068	56,201
Rent	338,199	56,497	54,873	28,300
Telephone	204,215	21,183	16,444	8,898
Transfer agent and listing fees	305,597	43,589	31,029	55,506
Travel and entertainment	505,337	108,044	69,132	52,569
Wages and benefits	831,071	130,998	79,918	31,863

Loss before other items	(10,732,994)	(3,572,966)	(1,100,746)	(1,468,330)

OTHER ITEMS
Write-off of deferred exploration costs (Note 5)	(3,560,589)	(143,783)	(194,598)	(241,549)
Interest income	1,295,734	442,036	261,600	97,920
Option payments received (net)	633,519
Write-off of mineral property interests	(3,814,257)
Gain (loss) on foreign exchange	125,574	(11,574)	(60,377)	(9,299)
Gain (loss) on disposal of temporary investments	166,591	(23,927)
Unrealized recovery (loss) on temporary investments (Note 3)	(8,846)	2,749	31,404	(42,999)
Gain (loss) on disposal of equipment	13,867		(757)

	(5,148,407)	265,501	37,272	(195,927)

Loss for the period	$(15,881,401)	$(3,307,465)	$(1,063,474)	$(1,664,257)

Basic and diluted loss per common share		$(0.06)	$(0.02)	$(0.04)

Weighted average number of common shares
outstanding		58,855,176	53,091,304	39,038,472

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

	Number of Shares	Price		Amount		Contributed Surplus	Deficit Accumulated During the Exploration Stage		Total

Balance, June 30, 1986		$		$		$	$		$

Shares issued for:
Incorporation	1
Initial offering	201,200		0.13		26,300					26,300
Loss for the period								(17,325)		(17,325)

Balance, June 30, 1987	201,201				26,300			(17,325)		8,975

Shares issued for:
Initial offering	1,176,400		0.12		138,100					138,100
Loss for the year								(49,793)		(49,793)

Balance, June 30, 1988	1,377,601				164,400			(67,118)		97,282

Loss for the year								(44,166)		(44,166)

Balance, June 30, 1989	1,377,601				164,400			(111,284)		53,116

Shares issued for:
Mineral property interests	150,000		0.46		68,499					68,499
Exercise of stock options	332,680		0.40		133,072					133,072
Private placement	350,000		0.40		140,000					140,000
Private placement	250,000		0.50		125,000					125,000
Flow-through private placement	279,905		0.54		150,100					150,100
Exercise of agent's warrants	105,000		0.40		42,000					42,000
Private placement expenses					(30,000)					(30,000)
Loss for the year								(282,410)		(282,410)

Balance, June 30, 1990	2,845,186				793,071			(393,694)		399,377

Shares issued for:
Exercise of stock options	50,000		0.90		45,000					45,000
Exercise of stock options	262,250		0.28		73,430					73,430
Private placement	600,000		0.15		90,000					90,000
Private placement	263,158		0.95		250,000					250,000
Flow-through private placement	286,666		0.15		43,000					43,000
Loss for the year								(119,275)		(119,275)

Balance, June 30, 1991	4,307,260				$1,294,501	$		$(512,969)		$781,532

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY . . . continued
(Expressed in Canadian Dollars)

	Number of Shares	Price		Amount	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total

Balance, June 30, 1991	4,307,260	$		$1,294,501	$	$(512,969)	$781,532

Shares issued for:
Mineral property interests	100,000		0.29	29,000			29,000
Exercise of stock options	245,000		0.15	36,750			36,750
Debt settlement	114,308		0.53	60,869			60,869
Private placement	55,555		0.18	10,000			10,000
Finder's fee	9,000		0.33	2,970			2,970
Private placement	300,000		0.33	99,000			99,000
Private placement	122,222		0.45	55,000			55,000
Exercise of warrants	460,000		0.20	92,000			92,000
Exercise of warrants	75,000		0.33	24,750			24,750
Loss for the year						(164,398)	(164,398)

Balance, June 30, 1992	5,788,345			1,704,840		(677,367)	1,027,473

Shares issued for:
Mineral property interests	250,000		0.20	50,000			50,000
Exercise of stock options	189,999		0.15	28,500			28,500
Exercise of stock options	395,000		0.20	79,000			79,000
Private placement	500,000		0.40	200,000			200,000
Private placement	20,000		0.45	9,000			9,000
Private placement	28,000		0.50	14,000			14,000
Loss for the year						(115,290)	(115,290)

Balance, June 30, 1993	7,171,344			2,085,340		(792,657)	1,292,683

Shares issued for:
Mineral property interests	190,000		0.24	46,000			46,000
Exercise of stock options	15,000		0.15	2,250			2,250
Exercise of stock options	132,000		0.21	27,720			27,720
Private placement	600,000		0.15	90,000			90,000
Private placement	300,000		0.23	67,500			67,500
Loss for the year						(1,051,873)	(1,051,873)

Balance, June 30, 1994	8,408,344			2,318,810		(1,844,530)	474,280

Shares issued for:
Mineral property interests	70,000		0.17	11,900			11,900
Loss for the year						(84,711)	(84,711)

Balance, June 30, 1995	8,478,344			$2,330,710	$	$(1,929,241)	$401,469

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY . . . continued
(Expressed in Canadian Dollars)

	Number of Shares	Price		Amount	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total

Balance, June 30, 1995	8,478,344	$		$2,330,710	$	$(1,929,241)	$401,469

Shares issued for:
Mineral property interests	130,000		0.50	65,000			65,000
Exercise of stock options	4,000		0.62	2,480			2,480
Exercise of stock options	580,000		0.22	127,600			127,600
Exercise of stock options	265,000		0.30	79,500			79,500
Private placement	650,000		0.30	195,000			195,000
Private placement	1,800,000		0.15	270,000			270,000
Private placement	500,000		0.46	230,000			230,000
Private placement	2,000,000		0.68	1,360,000			1,360,000
Exercise of warrants	10,000		0.30	3,000			3,000
Exercise of warrants	600,000		0.17	102,000			102,000
Exercise of warrants	300,000		0.26	78,000			78,000
Loss for the year						(288,538)	(288,538)

Balance, June 30, 1996	15,317,344			4,843,290		(2,217,779)	2,625,511

Shares issued for:
Exercise of stock options	205,000		0.78	159,900			159,900
Exercise of stock options	9,500		0.62	5,890			5,890
Private placement	100,000		1.40	140,000			140,000
Private placement	3,600,000		1.00	3,600,000			3,600,000
Exercise of warrants	470,000		0.30	141,000			141,000
Exercise of warrants	225,000		0.15	33,750			33,750
Exercise of warrants	500,000		0.46	230,000			230,000
Loss for the year						(477,124)	(477,124)

Balance, June 30, 1997	20,426,844			9,153,830		(2,694,903)	6,458,927

Shares issued for:
Mineral property interests	70,000		1.32	92,700			92,700
Exercise of warrants	1,575,000		0.17	267,750			267,750
Loss for the year						(1,063,932)	(1,063,932)

Balance, June 30, 1998	22,071,844			9,514,280		(3,758,835)	5,755,445

Shares issued for:
Private placement	3,708,132		0.38	1,409,090			1,409,090
Mineral property interests	70,000		0.41	28,500			28,500
Management bonus	500,000		0.30	150,000			150,000
Loss for the year						(2,173,417)	(2,173,417)

Balance, June 30, 1999	26,349,976			$11,101,870	$	$(5,932,252)	$5,169,618

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY . . . continued
(Expressed in Canadian Dollars)

	Number of Shares	Price		Amount	Contributed Surplus		Deficit Accumulated During the Exploration Stage	Total

Balance, June 30, 1999	26,349,976	$		$11,101,870	$		$(5,932,252)	$5,169,618

Shares issued for:
Mineral property interests	170,000		0.27	46,300				46,300
Loss for the year							(1,234,438)	(1,234,438)

Balance, June 30, 2000	26,519,976			11,148,170			(7,166,690)	3,981,480
Loss for the year							(642,586)	(642,586)

Balance, June 30, 2001	26,519,976			11,148,170			(7,809,276)	3,338,894

Shares issued for:
Mineral property interests	20,000		0.20	4,000				4,000
Exercise of stock options	300,000		0.10	30,000				30,000
Private placement	1,764,706		0.17	300,000				300,000
Finder's fee	176,470
Loss for the year							(1,679,183)	(1,679,183)

Balance, June 30, 2002	28,781,152			11,482,170			(9,488,459)	1,993,711

Shares issued for:
Mineral property interests	40,000		0.20	8,000				8,000
Exercise of stock options	337,500		0.10	33,750				33,750
Loss for the year							(357,746)	(357,746)

Balance, June 30, 2003	29,158,652			11,523,920			(9,846,205)	1,677,715

Shares issued for:
Mineral property interests	40,000		0.78	31,200				31,200
Exercise of stock options	1,712,500		0.10	171,250				171,250
Exercise of stock options	422,000		0.23	97,060				97,060
Private placement	2,500,000		0.40	1,000,000				1,000,000
Finder's fee	125,000
Private placement	7,764,704		0.85	6,599,998				6,599,998
Private placement	2,222,222		0.90	2,000,000				2,000,000
Exercise of warrants	3,708,132		0.44	1,631,578				1,631,578
Exercise of warrants	1,941,176		0.25	485,294				485,294
Exercise of warrants	435,000		0.60	261,000				261,000
Private placement expenses				(896,428)		355,906		(540,522)
Stock-based compensation						840,005		840,005
Loss for the year							(1,664,257)	(1,664,257)

Balance, June 30, 2004	50,029,386			$22,904,872		$1,195,911	$(11,510,462)	$12,590,321

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY . . . continued
(Expressed in Canadian Dollars)

	Number of Shares	Price		Amount	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total

Balance, June 30, 2004	50,029,386	$		$22,904,872	$1,195,911	$(11,510,462)	$12,590,321

Shares issued for:
Mineral property interests	40,000		0.71	28,400			28,400
Exercise of stock options (Note 9)	230,000		0.30	120,125			120,125
Exercise of warrants (Note 9)	1,965,000		0.60	1,179,000			1,179,000
Exercise of broker's warrants
(Note 9)	325,000		0.60	242,304			242,304
Private placement	1,500,000		1.58	2,370,000			2,370,000
Stock-based compensation					148,543		148,543
Less: Fair market value of stock
options and broker's warrants
exercised					(97,929)		(97,929)
Loss for the year						(1,063,474)	(1,063,474)

Balance, June 30, 2005	54,089,386			26,844,701	1,246,525	(12,573,936)	15,517,290

Shares issued for:
Mineral property interests	40,000		1.80	72,000			72,000
Exercise of stock options (Note 9	315,000		0.54	298,384			298,384
Exercise of warrants (Note 9)	4,397,057		1.25	5,496,321			5,496,321
Exercise of broker's warrants
(Note 9)	543,529		1.25	918,979			918,979
Stock-based compensation					2,275,298		2,275,298
Less:Fair market value of stock
options and broker's warrants
exercised					(368,251)		(368,251)
Loss for the year						(3,307,465)	(3,307,465)

Balance, June 30, 2006	59,384,972			$33,630,385	$3,153,572	$(15,881,401)	$20,902,556

        The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEAR ENDED JUNE 30

	Cumulative Amounts from Inception on December 18, 1986 to June 30, 2006	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(15,881,401)	$(3,307,465)	$(1,063,474)	$(1,664,257)
Items not affecting cash:
Amortization	220,145	34,051	30,546	13,893
Write-off of mineral property interests	3,814,257
Write-off of deferred exploration costs	3,560,589	143,783	194,598	241,549
Loss (gain) on disposal of equipment	(13,867)		757
Stock-based compensation	3,263,846	2,275,298	148,543	840,005
Unrealized loss (recovery) on temporary investments	8,846	(2,749)	(31,404)	42,999
Loss (gain) on disposal of investments	(166,591)	23,927
Shares issued for management bonus	150,000

Changes in non-cash working capital items:
Decrease (increase) in receivables	(117,490)	58,674	(103,457)	(70,608)
Increase in prepaid expenses	(49,370)	(7,396)	(26,214)	(4,374)
Increase (decrease) in accounts payable and
accrued liabilities	298,409	75,709	(51,640)	12,714
Increase (decrease) in due to related parties	118,002	100,248	(52,616)	(153,168)

Net cash used in operating activities	(4,794,625)	(605,920)	(954,361)	(741,247)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	32,724,773	6,345,433	3,813,500	11,705,658

Net cash provided by financing activities	32,724,773	6,345,433	3,813,500	11,705,658

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of mineral property interests	(6,046,712)	(288,777)	(673,373)	(611,213)
Deferred exploration costs	(7,339,341)	(2,413,657)	(816,648)	(442,661)
Restricted reclamation bond refunded (posted)	(228,453)	(31,761)	15,547	(65,252)
Acquisition (disposal) of temporary investments (net)	(1,909,954)	8,806,566	(3,413,215)	(7,493,823)
Proceeds from disposal of equipment	58,141		1,968
Acquisition of equipment	(1,065,944)	(696,458)	(86,486)	(89,321)

Net cash provided by (used in) investing activities	(16,532,263)	5,375,913	(4,972,207)	(8,702,270)

Increase (decrease) in cash during the period	11,397,885	11,115,426	(2,113,068)	2,262,141

Cash, beginning of period		282,459	2,395,527	133,386

Cash, end of period	$11,397,885	$11,397,885	$282,459	$2,395,527

Supplemental disclosures with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

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

All amounts are in Canadian dollars unless otherwise stated.

	2006	2005

Working capital	$ 13,238,927	$ 11,216,455
Deficit	(15,881,401)	(12,573,936)

2.	SIGNIFICANT ACCOUNTING POLICIES

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

Principles of consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries, all of which are 100% owned:

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

White Knight Gold (U.S.) Inc. CUN Minerals Inc. Quito Gold Corp.

All material inter-company transactions have been eliminated upon consolidation.

Cash

Cash consists of cash on hand and highly liquid investments with original maturities of three months or less. At June 30, 2006 and 2005, cash consisted of cash and guaranteed investment certificates held in financial institutions.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

Temporary investments

Temporary investments are recorded at the lower of cost or market on an aggregate basis. For temporary investments in which unrealized losses had been recognized in a previous year, any subsequent recoveries in market value are recorded up to original cost. This occurred during fiscal 2006 and 2005.

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

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest. Management’s determination for impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work. As at June 30, 2006 and 2005, management believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

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

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

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

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

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

Foreign currency translation

The Company’s subsidiaries are integrated foreign operations and its operating results are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation

The Company has an employee stock option plan. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding at June 30, 2006 of 58,855,176 (2005 – 53,091,304; 2004 – 39,038,472) does not include the 1,500,000 (2005 – 9,808,233; 2004 –11,964,899) warrants outstanding and the 5,120,000 (2005 – 3,385,000; 2004 –3,665,000) stock options outstanding.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comprehensive income (loss)

SFAS No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at June 30, 2006, the Company has no items that represent comprehensive loss, and therefore has not included a schedule of comprehensive loss in the financial statements.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3.	TEMPORARY INVESTMENTS

Temporary investments consist of highly liquid bonds with a carrying value at June 30, 2006 of $2,107,699 and a fair value of $2,155,981. The recovery reported in the consolidated financial statements of $2,749 (2005 — $31,404) related to temporary investments is a partial recovery of the unrealized loss on temporary investments reported in fiscal 2004 of $42,999.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS

	Balance at June 30, 2005	Additions	Recovery		Balance at June 30, 2006

Nevada Properties
Benmark	$61,163	$19,955	$		$81,118
Celt	283,867	1,052			284,919
Cottonwood	93,403	66,811			160,214
Fye Canyon	173,778	47			173,825
Gold Bar Horst	120,828	28,409			149,237
Gold Pick	19,555	5,001			24,556
Goldstone	22,684	9,625			32,309
Hunter	88,788	48,103			136,891
Ian	18,930	12,387			31,317
Knolls	58,154	27,948			86,102
McClusky Pass	96,737	37,723			134,460
New Pass	419,727	1,062		(1,057)	419,732
Pat Canyon	81,163	27,634			108,797
Patty (formerly Indian Ranch)	108,402				108,402
Slaven Canyon	254,556	110,871			365,427
South Cabin Creek	34,349	13,040			47,389
Squaw Creek	377,471	1,498		(108,708)	270,261
Tonkin Summit	100,788	28,875			129,663
Other	41,804	13,196			55,000

Total Nevada Properties	$2,456,147	$453,237		$(109,765)	$2,799,619

	Balance at June 30, 2004	Additions	Recovery		Balance at June 30, 2005

Nevada Properties
Benmark	$24,922	$36,241	$		$61,163
Celt	106,057	194,427		(16,617)	283,867
Cottonwood	58,016	35,387			93,403
Fye Canyon	119,889	57,559		(3,670)	173,778
Gold Bar Horst	82,543	38,285			120,828
Gold Pick	10,811	8,744			19,555
Goldstone	19,846	2,838			22,684
Hunter	62,830	25,958			88,788
Ian		18,930			18,930
Knolls		58,154			58,154
McClusky Pass	56,194	40,543			96,737
New Pass	402,981	17,888		(1,142)	419,727
Pat Canyon	34,965	46,198			81,163
Patty (formerly Indian Ranch)	108,402				108,402
Slaven Canyon	163,314	91,242			254,556
South Cabin Creek	17,426	16,923			34,349
Squaw Creek	426,563	25,511		(74,603)	377,471
Tonkin Summit	59,615	41,173			100,788
Other		41,804			41,804

Total Nevada Properties	$1,754,374	$797,805		$(96,032)	$2,456,147

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (cont’d…)

	Balance at June 30, 2003		Additions	Recovery	Balance at June 30, 2004

Nevada Properties
Benmark	$		$24,922	$	$24,922
Celt			106,057		106,057
Cottonwood		30,692	27,324		58,016
Fye Canyon			119,889		119,889
Gold Bar Horst		61,700	20,843		82,543
Gold Pick		8,202	2,609		10,811
Goldstone			19,846		19,846
Hunter		36,203	26,627		62,830
McClusky Pass		400	55,794		56,194
New Pass		387,381	15,600		402,981
Pat Canyon			34,965		34,965
Patty (formerly Indian Ranch)		108,402			108,402
Slaven Canyon		54,177	109,137		163,314
South Cabin Creek		13,052	4,374		17,426
Squaw Creek		404,550	22,013		426,563
Tonkin Summit			59,615		59,615

Total Nevada Properties		$1,104,759	$649,615	$	$1,754,374

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

Celt, Eureka County, Nevada

In fiscal 2004, the Company acquired the property by staking. During the 2005 fiscal year, the Company entered into a Financing and Acquisition Agreement with Teck ComincoAmerican Incorporated (“TCAI”) whereby TCAI was granted the option to earn an initial 51% interest in the property. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 (US$50,000 paid) which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008. TCAI has made a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005 (completed). Upon TCAI vesting its 51% interest, TCAI and the Company will form a joint venture to further develop the property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have a one-time option to elect to earn an additional 9% interest in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company’s share of the capital costs required to develop the property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election TCAI shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%. The property is comprised of 608 claims.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (cont’d…)

Cottonwood, Eureka County, Nevada

In fiscal 2002, the Company staked 56 claims and executed a mining lease agreement to acquire six adjacent claims. Under the terms of the agreement, the Company has made lease payments totalling US$9,000 and has issued 80,000 common shares of the Company at a value of $69,800. The Company is required to make further annual lease payments of US$5,000. The Company has staked an additional 57 claims in the surrounding area.

Fye Canyon, Eureka County, Nevada

In fiscal 2004, the Company executed a mining lease agreement to acquire 114 claims (the “Underlying Fye Agreement”). Under the terms of the agreement, the Company has made an initial lease payment of US$5,000 which will increase by US$5,000 per year to a maximum of US$50,000 per year. The underlying royalty retained by the owner is 2% of net smelter returns up to a maximum of US$1,000,000 after which it is reduced to 1% of net smelter returns to a maximum of US$5,000,000. During the 2005 fiscal year, the Company entered into a Financing and Acquisition Agreement with TCAI whereby TCAI was granted the option to earn an initial 51% interest in the property. The terms of the agreement provide for exploration expenditures of US$4,000,000, cash payments of US$750,000 (US$50,000 paid) which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008, and the assumption of all obligations under the Underlying Fye Agreement. TCAI completed a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon TCAI vesting its 51% interest, TCAI and the Company will form a joint venture to further develop the property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have a one-time option to elect to earn an additional 9% interest in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company’s share of the capital costs required to develop the property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election TCAI shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%. An additional 231 claims have been staked in the area of interest.

Hunter, Eureka County, Nevada

In fiscal 2002, the Company staked 46 claims and executed a mining lease agreement to acquire two adjacent claims. Under the terms of the agreement, the Company has made lease payments totalling US$14,000 and issued 100,000 common shares of the Company at a value of $73,800. The Company is required to make further annual lease payments of US$7,000.

Patty (formerly Indian Ranch), Eureka County, Nevada

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

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (cont’d…)

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

In fiscal 2003, the Company and Chapleau entered into an option-joint venture agreement with Placer Dome U.S. Inc. (“PDUS”). Under the terms of the agreement, PDUS may earn a 60% interest in the property by incurring minimum work expenditures of US$2.0 million over a four year period and reimbursing the companies for their 2002 claim filing costs. During fiscal 2005, PDUS provided notice that it had completed the work expenditure requirement and was exercising its right to vest its 60% ownership. The Company now owns an undivided 30% interest.

New Pass, Churchill County, Nevada

In fiscal 1998, the Company purchased a 100% interest in the property from Quest USA Resources Inc. by making payments totalling US$165,000, subject to a 2.75% net smelter return royalty. In fiscal 2000, the Company purchased the 2.75% net smelter return royalty by issuing 100,000 common shares of its capital stock to the vendor. In fiscal 2005, the Company granted Consolidated Odyssey Exploration Inc. (“ODE”) an option to earn an initial 50% interest in the property. The Company paid a finders fee of $10,000 with respect to the ODE agreement. In February 2005, ODE assigned all of its rights under the agreement to Bonaventure Enterprises Inc. (“Bonaventure”). Under the terms of the agreement, Bonaventure must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make option payments totalling US$500,000 over a 4-year period (US$125,000 and 200,000 shares valued at $44,617 received). Upon vesting a 50% interest, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study. The property is comprised of 107 claims.

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

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (cont’d…)

Squaw Creek, Elko County, Nevada

Since 1996, the Company has held a 100% interest in 151 claims located in Elko County which were acquired by staking. During the 2005 fiscal year, the Company granted ODE an option to earn an initial 50% interest in the property. The Company paid a finders fee of $10,000 with respect to the ODE agreement. In February 2005, ODE assigned all of its rights under the agreement to Bonaventure. Under the terms of the agreement, Bonaventure must incur US$2,000,000 in exploration expenditures, issue 500,000 shares and make option payments totaling US$500,000 over a 4-year period (US$125,000 and 200,000 shares at a value of $44,617 received). Upon vesting a 50% interest, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study.

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

5.	DEFERRED EXPLORATION COSTS

By Type of Cost	Balance at June 30, 2005	Additions	Balance at June 30, 2006

Assays	$713,694	$170,016	$883,710
Consulting	2,875,000	573,571	3,448,571
Drafting and report preparation	431,177	12,385	443,562
Drilling	3,103,814	1,474,859	4,578,673
Field operations	847,547	151,922	999,469
Reclamation	191,795	176,375	368,170
Recording	80,079		80,079
Supervision	374,039	17,668	391,707
Surveys	740,154	70,595	810,749
Trenching and site preparation	397,332	75,376	472,708
Recovery	(4,998,875)	(223,503)	(5,222,378)
Write-off	(3,246,878)	(143,783)	(3,390,661)

Total	$1,508,878	$2,355,481	$3,864,359

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

5.	DEFERRED EXPLORATION COSTS (cont’d…)

By Type of Cost	Balance at June 30, 2004	Additions	Balance at June 30, 2005

Assays	$681,131	$32,563	$713,694
Consulting	2,577,377	297,623	2,875,000
Drafting and report preparation	416,202	14,975	431,177
Drilling	2,753,845	349,969	3,103,814
Field operations	771,641	75,906	847,547
Reclamation	179,489	12,306	191,795
Recording	80,079		80,079
Supervision	356,723	17,316	374,039
Surveys	497,305	242,849	740,154
Trenching and site preparation	368,921	28,411	397,332
Recovery	(4,897,361)	(101,514)	(4,998,875)
Write-off	(3,052,280)	(194,598)	(3,246,878)

Total	$733,072	$775,806	$1,508,878

By Type of Cost	Balance at June 30, 2003	Additions	Balance at June 30, 2004

Assays	$680,604	$527	$681,131
Consulting	2,342,159	235,218	2,577,377
Drafting and report preparation	393,336	22,866	416,202
Drilling	2,753,845		2,753,845
Field operations	739,812	31,829	771,641
Reclamation	178,609	880	179,489
Recording	80,079		80,079
Supervision	356,177	546	356,723
Surveys	320,921	176,384	497,305
Trenching and site preparation	368,921		368,921
Recovery	(4,897,361)		(4,897,361)
Write-off	(2,810,731)	(241,549)	(3,052,280)

Total	$506,371	$226,701	$733,072

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

5.	DEFERRED EXPLORATION COSTS (cont’d…)

By Property	Balance at June 30, 2005	Additions	Recoveries		Write-offs		Balance at June 30, 2006

Nevada Properties
Benmark	$6,743	$25,388	$		$		$32,131
Celt	70,920	4,729		(58,144)			17,505
Cottonwood	105,702	351,546					457,248
Fye Canyon	78,139	816		(58,144)			20,811
Gold Bar Horst	54,943	92,504					147,447
Gold Pick	75,290	389,571					464,861
Goldstone	3,864						3,864
Hunter	24,926	9,260					34,186
Ian	625						625
Knolls	9,636	11,723					21,359
McClusky Pass	71,157	458,007					529,164
New Pass	162,063	9,301		(107,215)			64,149
Pat Canyon	22,846						22,846
Patty (formerly Indian Ranch)	24,223	92,487					116,710
Slaven Canyon	730,729	1,075,530					1,806,259
South Cabin Creek	34,106	4,539					38,645
Tonkin Summit	32,966	53,583					86,549
General exploration		143,783				(143,783)

Total Nevada Properties	$1,508,878	$2,722,767		$(223,503)		$(143,783)	$3,864,359

By Property	Balance at June 30, 2004	Additions	Recoveries		Write-offs		Balance at June 30, 2005

Nevada Properties
Benmark	$2,091	$4,652	$		$		$6,743
Celt	24,295	46,625					70,920
Cottonwood	30,807	74,895					105,702
Fye Canyon	31,495	46,644					78,139
Gold Bar Horst	40,975	13,968					54,943
Gold Pick	60,933	14,357					75,290
Goldstone	2,920	944					3,864
Hunter	23,028	1,898					24,926
Ian		625					625
Knolls		9,636					9,636
McClusky Pass	21,506	49,651					71,157
New Pass	237,246	11,919		(87,102)			162,063
Pat Canyon	13,007	9,839					22,846
Patty (formerly Indian Ranch)	12,395	11,828					24,223
Slaven Canyon	199,521	531,208					730,729
South Cabin Creek	26,322	7,784					34,106
Squaw Creek	2,227	12,185		(14,412)
Tonkin Summit	4,304	28,662					32,966
General exploration		194,598				(194,598)

Total Nevada Properties	$733,072	$1,071,918		$(101,514)		$(194,598)	$1,508,878

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

5.	DEFERRED EXPLORATION COSTS (cont’d…)

By Property	Balance at June 30, 2003		Additions	Write-offs		Balance at June 30, 2004

Nevada Properties
Benmark	$		$2,091	$		$2,091
Celt			24,295			24,295
Cottonwood		30,807				30,807
Fye Canyon			31,495			31,495
Gold Bar Horst		40,975				40,975
Gold Pick		47,939	12,994			60,933
Goldstone			2,920			2,920
Hunter		23,028				23,028
McClusky Pass		7,266	14,240			21,506
New Pass		229,959	7,287			237,246
Pat Canyon			13,007			13,007
Patty (formerly Indian Ranch)		10,099	2,296			12,395
Slaven Canyon		88,532	110,989			199,521
South Cabin Creek		26,322				26,322
Squaw Creek		1,444	783			2,227
Tonkin Summit			4,304			4,304
General exploration			241,549		(241,549)

Total Nevada Properties		$506,371	$468,250		$(241,549)	$733,072

6.	EQUIPMENT

	2006			2005

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Vehicles	$93,552	$40,476	$53,076	$76,745	$24,156	$52,589
Technical equipment	847,526	20,602	826,924	41,041	14,221	26,820
Office equipment	79,378	28,525	50,853	76,884	17,175	59,709

	$1,020,456	$89,603	$930,853	$194,670	$55,552	$139,118

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

7.	RELATED PARTY TRANSACTIONS

During the year ended June 30, 2006, the Company entered into the following transactions with related parties:

a)	Paid or accrued $264,000 (2005 — $264,000; 2004 — $210,000) in management fees to directors and officers of the Company and to companies controlled by directors of the Company.

b)	Paid or accrued $127,504 (2005 — $111,223; 2004 — $115,879) in consulting fees to directors and officers of the Company and to companies controlled by directors of the Company, of which $111,636 (2005 — $111,223; 2004 — $115,879) is included in or written-off to deferred exploration costs.

c)	Paid or accrued $117,770 (2005 — $8,815; 2004 – $NIL) in administrative fees to officers and a company controlled by a director of the Company.

At June 30, 2006, there is $118,002 (2005 — $17,754) payable to directors and officers of the Company and to companies controlled by directors of the Company. The amounts are unsecured and non-interest bearing.

The Company entered into consulting agreements with directors and officers of the Company and to companies controlled by directors of the Company. The annual consulting fee commitments are as follows:

2007	$324,000
2008	162,000

$486,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

8.	ASSET RETIREMENT OBLIGATION

The following table presents the aggregate carrying amount of the obligation associated with the retirement of the properties:

	2006	2005

Asset retirement obligation	$165,985	$

The undiscounted amount of cash flows, required over the estimated reserve life of the underyling assets, to settle the obligation, adjusted for inflation, is estimated at $196,768 (2005 – $NIL). The obligation was calculated using a credit-adjusted risk free discount rate of 4% and an inflation rate of 4.1%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur when the properties are disposed of.

9.	CAPITAL STOCK

Share issuances

During the 2006 fiscal year the Company had no share issuances other than those issued for mineral property interests, exercise of warrants and stock options.

During the 2005 fiscal year the Company completed a private placement of 1,500,000 units at $1.58, each unit consisting of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to purchase an additional share at $2.50 for one year.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

9.	CAPITAL STOCK (cont’d…)

During the 2004 fiscal year the Company completed three private placements:

a)	2,500,000 units at $0.40, each unit consisting of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to purchase an additional share at $0.60 for two years (435,000 warrants exercised during the year) with an additional provision that if the closing price of the Company’s shares exceeds $0.95 for a period of more than 20 business days, the warrants must be exercised within two weeks of notice (triggered subsequent to year end). A finder’s fee of 125,000 units were issued as well as finder’s warrants valued at $47,304 entitling the holder to acquire 200,000 shares of the Company at a price of $0.60 for one year; subject to the same additional provision as for the placees (triggered subsequent to year end);

b)	7,764,704 units at $0.85, each unit consisting of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to purchase an additional share at $1.25 for 18 months. Brokers’ warrants valued at $239,567 were issued entitling the holder to acquire 543,529 shares of the Company at a price of $1.25, exercisable for 18 months; and

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

At June 30, 2006, the following incentive stock options were outstanding:

Number of Options	Exercise Price	Expiry Date

755,500	$0.23	January 23, 2008
2,074,500	0.41	September 23, 2008
150,000	0.75	March 1, 2009
50,000	0.85	March 21, 2010
40,000	0.67	April 6, 2010
50,000	1.50	October 19, 2010
2,000,000	1.91	January 10, 2011
5,120,000

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

9.	CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Balance, June 30, 2003	3,075,000	$0.15
Options granted	2,724,500	0.51
Options exercised	(2,134,500)	0.13

Balance, June 30, 2004	3,665,000	0.43
Options granted	150,000	0.73
Options expired/cancelled	(200,000)	1.25
Options exercised	(230,000)	0.30

Balance, June 30, 2005	3,385,000	0.41
Options granted	2,050,000	1.90
Options exercised	(315,000)	0.54

Balance, June 30, 2006	5,120,000	$1.00

Number of options currently exercisable	4,920,000	$0.96

Weighted average fair value of options granted during the year	2004	$0.39
	2005	0.56
	2006	1.16

Stock-based compensation

The following assumptions were used in the Black-Scholes valuation of stock options and warrants granted during the years presented:

	2006	2005	2004

Weighted average risk-free interest rate	3.9%	3.7%	4.2%
Expected life of options and warrants	5 years	5 years	1 year -5 years
Weighted average annualized volatility	71%	101%	118%
Dividend	0.00%	0.00%	0.00%

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

9.	CAPITAL STOCK (cont’d…)

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Exercise Price	Expiry Date

Balance, June 30, 2003	5,649,308
Warrants exercised	(3,708,132)	$0.44	November 18, 2003
Warrants exercised	(1,941,176)	0.25	June 27, 2004
Warrants granted	200,000	0.60	October 24, 2004
Warrants granted	2,625,000	0.60	August 3, 2004
Warrants exercised	(435,000)	0.60	August 3, 2004
Warrants granted	7,719,998	1.25	July 29, 2005
Warrants granted	588,235	1.25	August 3, 2005
Warrants granted	1,266,666	1.25	June 25, 2005

Balance, June 30, 2004	11,964,899
Warrants exercised	(2,290,000)	0.60	August 3, 2004
Warrants expired	(100,000)	0.60	August 3, 2004
Warrants expired	(1,266,666)	1.25	June 25, 2005
Warrants granted	1,500,000	2.50	December 20, 2006

Balance, June 30, 2005	9,808,233
Warrants exercised	(4,352,351)	1.25	July 29, 2005
Warrants exercised	(588,235)	1.25	August 3, 2005
Warrants expired	(3,367,647)	1.25	July 29, 2005

Balance, June 30, 2006	1,500,000

The number of warrants outstanding at June 30, 2006 is summarized as follows:

Number of Warrants	Exercise Price	Expiry Date

1,500,000	$2.50	December 20, 2006

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

10.	INCOME TAXES

A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

	2006		2005		2004

Loss before income tax recovery		$(3,307,465)		$(1,063,474)		$(1,664,257)

Expected income tax recovery		$(1,227,731)		$(378,597)		$(618,241)
Non-deductible expenses		1,144,086		14,884		315,842
Differences in foreign tax rates		13,135		32,371		1,810
Tax loss benefit not recognized for book purposes		70,510		331,342		300,589

Actual income tax recovery	$	NIL	$	NIL	$	NIL

The significant components of the Company's future tax assets are as follows:

	2006		2005		2004

Net operating loss carry forwards		$2,413,320		$2,338,680		$2,517,008
Mineral properties and other assets		681,280		590,427		618,517
Share issuance costs		80,257		117,590		158,213

		3,174,857		3,046,697		3,293,738
Less: valuation allowances		(3,174,857)		(3,046,697)		(3,293,738)

Net future tax assets	$	NIL	$	NIL	$	NIL

The Company has non-capital losses of approximately $6,853,000 which may be carried forward and applied against taxable income in future years. These losses, if unutilized, will begin to expire in 2007. Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $1,709,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

11.	SEGMENTED INFORMATION

The Company’s one reportable operating segment is the exploration and development of mineral properties. Geographic information is as follows:

	Total Assets	Equipment	Mineral Property Interests and Deferred Exploration Costs		Other Assets

June 30, 2006
Canada	$13,637,654	$24,639	$		$13,613,015
United States	7,864,404	906,214		6,663,978	294,212

	$21,502,058	$930,853		$6,663,978	$13,907,227

June 30, 2005
Canada	$11,377,473	$30,799	$		$11,346,674
United States	4,319,402	108,319		3,965,025	246,058

	$15,696,875	$139,118		$3,965,025	$11,592,732

	2006	2005		2004

Loss before other items:
Canada	$3,338,256	$893,992		$1,366,939
United States	234,710	206,754		101,391

	$3,572,966	$1,100,746		$1,468,330

12.	RESTRICTED RECLAMATION BONDS

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

13.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Significant non-cash transactions during the years ended June 30, 2006, June 30, 2005 and June 30, 2004 include the Company issuing 40,000 common shares each year at a value in the current year of $72,000 (2005 – $28,400; 2004 — $31,200) for the acquisition of mineral property interests. In the year ended June 30, 2004, the Company issued 125,000 units as a finder’s fee related to a private placement. Included in accounts payable are $93,378 (2005 – $153,756) relating to deferred exploration costs, $129,328 (2005 – $NIL) relating to equipment, $6,330 (2005 – $NIL) relating to restricted reclamation bonds and $2,695 (2005 – $NIL) relating to mineral property interests.

14.	COMMITMENTS

The Company has entered into lease agreements for its premises in Canada and the United States. The annual lease commitments are as follows:

2007	$38,295
2008	22,500

$60,795

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

15.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, temporary investments, receivables, restricted reclamation bonds, accounts payable and accrued liabilities, and due to related parties. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company has its cash primarily in one commercial bank in Vancouver, British Columbia, Canada and one commercial bank in Reno, Nevada, United States.

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

	2006				2005

	Balance, Canadian GAAP	Adjustments		Balance, United States GAAP	Balance, Canadian GAAP	Adjustments		Balance, United States GAAP

Temporary
investments	$2,107,699		$48,282	$2,155,981	$10,895,443		$36,224	$10,931,667
Other current assets	11,564,745			11,564,745	500,597			500,597
Mineral property
interests	2,799,619		(2,032,127)	767,492	2,456,147		(1,839,607)	616,540
Deferred exploration
costs	3,864,359		(3,864,359)		1,508,878		(1,508,878)
Equipment	930,853			930,853	139,118			139,118
Restricted reclamation
bonds	234,783			234,783	196,692			196,692

	$21,502,058		$(5,848,204)	$15,653,854	$15,696,875		$(3,312,261)	$12,384,614

Current liabilities	$433,517	$		$433,517	$179,585	$		$179,585
Asset retirement
obligation	165,985			165,985
Shareholders' equity	20,902,556		(5,848,204)	15,054,352	15,517,290		(3,312,261)	12,205,029

	$21,502,058		$(5,848,204)	$15,653,854	$15,696,875		$(3,312,261)	$12,384,614

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

	Cumulative Amounts from Inception on December 18, 1986 to June 30, 2006	2006	2005	2004

Loss for the period, Canadian GAAP	$(15,881,401)	$(3,307,465)	$(1,063,474)	$(1,664,257)
Adjustments:
Mineral property interests	(2,032,127)	(192,520)	(619,497)	(556,945)
Deferred exploration costs	(3,864,359)	(2,355,481)	(775,806)	(226,701)
Increase in temporary investments	48,282	22,634	36,224

Loss for the period, United States GAAP	$(21,723,605)	$(5,832,832)	$(2,422,553)	$(2,447,903)

Basic and diluted loss per share, United States GAAP		$(0.10)	$(0.05)	$(0.06)

Weighted average number of common shares outstanding,
United States GAAP		58,855,176	53,091,304	39,038,472

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of cash flows would be as follows:

	Cumulative Amounts from Inception on December 18, 1986 to June 30, 2006	2006	2005	2004

Cash flows used in operating activities, Canadian GAAP	$(4,794,625)	$(605,920)	$(954,361)	$(741,247)
Acquisition of mineral property interests	(5,449,802)	(209,852)	(619,497)	(556,945)
Deferred exploration costs	(7,339,941)	(2,413,657)	(816,648)	(442,661)
Acquisition (disposal) of temporary investments (net)	(1,909,954)	8,806,566	(3,413,215)	(7,493,823)

Cash flows provided by (used in) operating activities, United States GAAP	(19,494,322)	5,577,137	(5,803,721)	(9,234,676)

Cash flows provided by financing activities, Canadian GAAP
and United States GAAP	32,724,773	6,345,433	3,813,500	11,705,658

Cash flows provided by (used in) investing activities,
Canadian GAAP	(16,532,263)	5,375,913	(4,972,207)	(8,702,270)
Acquisition of mineral property interests	5,449,802	209,852	619,497	556,945
Deferred exploration costs	7,339,941	2,413,657	816,648	442,661
Acquisition (disposal) of temporary investments (net)	1,909,954	(8,806,566)	3,413,215	7,493,823

Cash flows used in investing activities,
United States GAAP	(1,832,566)	(807,144)	(122,847)	(208,841)

Increase (decrease) in cash during the period	11,397,885	11,115,426	(2,113,068)	2,262,141
Cash, beginning of period		282,459	2,395,527	133,386

Cash, end of period	$11,397,885	$11,397,885	$282,459	$2,395,527

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and United States GAAP.

Under United States GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under United States GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Asset retirement obligations

The Company adopted new accounting and disclosure standards under Canadian GAAP (Note 2) since the 2005 fiscal year. Accordingly there were no differences between Canadian GAAP and United States GAAP as at June 30, 2006 and 2005.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at June 30, 2005. The Company determined there were no asset retirement obligations as at June 30, 2005.

Temporary Investments

Under Canadian GAAP, temporary investments are carried at the lower of aggregate cost or current market value, with any unrealized gain or loss included in the statement of operations. Long-term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary.

Under United States GAAP, SFAS 115 requires that certain debt and equity investments must be classified into available-for-sale or trading securities and stated at fair market values. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities. For United States GAAP purposes, the Company’s investment in debt securities have been classified as trading securities. Under SFAS 115, for the 2004 fiscal year there was no difference under Canadian GAAP or United States GAAP as these debt securities have been written down to their fair market value, with an unrealized loss of $42,999 included in the consolidated statement of operations. For the 2006 fiscal year, an excess holding gain of $48,282 (2005 — $36,224) would be recognized under United States GAAP.

WHITE KNIGHT RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

New accounting pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3". SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

The FASB has also issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” and SFAS No. 156 “Accounting for Servicing of Financial Assets”, but they will not have any relationship to the operations of the Company. Therefore a description and its impact for each on the Company’s operations and financial position have not been disclosed.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

ITEM 18:    FINANCIAL STATEMENTS

Not applicable. See Item 17 above.

ITEM 19: EXHIBITS

Exhibits as follows:

Exhibit Number		Description
1	.1(2)	Articles of the Company
1	.2(2)	Notice of Articles
4	.1(1)	Assignment Agreement between the Company and the CUN Minerals, Inc. regarding the Indian Ranch property dated May 6, 1997
4	.2(1)	Option Agreement for the Indian Ranch property between the Company and Chapleau Resources Ltd. dated May 26, 1997
4	.3(1)	Amended Option agreement for the Indian Ranch property between the Company and Chapleau Resources Ltd. dated June 18, 2001
4	.4(1)	Agreement between the Company, Chapleau Resources Ltd. and Placer Dome U.S. Inc. for exploration and Joint-Venture of the Indian Ranch property dated March 26, 2003
4	.5(1)	Indemnity Agreement between the Company and John M. Leask dated September 23, 1997
4	.6(1)	Indemnity Agreement between the Company and Megan M. Cameron dated September 23, 1997
4	.7(1)	Indemnity Agreement between the Company and Brian D. Edgar dated September 23, 1997
4	.8(1)	Indemnity Agreement between the Company and Robert G. Cuffney dated August 12, 1998
4	.9(1)	Indemnity Agreement between the Company and Gordon P Leask dated January 23, 2003
4	.10(1)	Consulting Agreement between the Company and Robert Cuffney dated February 1, 2000
4	.11(2)	Property Acquisition Agreement for the Celt property between the Company and Teck Cominco American Incorporated dated December 1, 2004
4	.12(2)	Amendment dated January 24, 2005 to Property Acquisition Agreement for the Celt property between the Company and Teck Cominco American Incorporated dated December 1, 2004
4	.13(2)	Financing and Acquisition Agreement for the Fye property between the Company and Teck Cominco American Incorporated dated October 20, 2004
4	.14(2)	Option Agreement for the New Pass property between the Company and Consolidated Odyssey Exploration Inc. dated September 30, 2004
4	.15(2)	Option Agreement for the Squaw Creek property between the Company and Consolidated Odyssey Exploration Inc. dated September 30, 2004
4	.16(2)	Consent Agreement for the Squaw Creek and New Pass properties between the Company and Consolidated Odyssey Exploration Inc. dated February 15, 2005
4.17		Management Services Agreement dated January 31, 2006 between the Company and Rangefront Exploration Corp.
4.18		Management Services Agreement dated January 31, 2006 between the Company and Cerro Rico Management Corp., and amendment dated October 3, 2006
4.19		Amendment dated October 3, 2006 to Management Services Agreement dated January 31, 2006 between the Company and Cerro Rico Management Corp.
4.20		Management Services Agreement dated January 31, 2006 between the Company and Eagle Putt Ventures Inc.
4.21		Management Services Agreement dated January 31, 2006 between the Company and Rand Edgar Investment Corp.
4.22		Amendment dated July 1, 2005 to Consulting Agreement between the Company and Robert Cuffney dated February 1, 2000
4.23		Amendment dated October 3, 2006 to Consulting Agreement between the Company and Robert Cuffney dated February 1, 2000
4.24		Consulting Agreement between the Company and Kareen McKinnon dated April 6, 2005

Exhibit Number		Description

4.25		Amendment dated March 1, 2006 to Consulting Agreement between the Company and Kareen McKinnon dated April 6, 2005
4.26		Amendment dated October 3, 2006 to Consulting Agreement between the Company and Kareen McKinnon dated April 6, 2005
4.27		Stock Option Plan
8	.1(2)	List of Subsidiaries (included in Item 4 C)
12.1		Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
13.1		Certifications Required by Rule 13a-14(b) or Rule 14d-14(b)
15	.1(2)	Audit Committee Charter

(1)     Incorporated by reference to the Registrant’s Form 20-F Registration Statement filed on July 30, 2004.

(2)     Incorporated by reference to the Registrant’s Form 20-F Annual Report filed on December 30, 2005.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

Date:   October 20, 2006

WHITE KNIGHT RESOURCES LTD. Per: “John M. Leask” _________________________ John M. Leask Chairman, President and Chief Executive Officer